EXHIBIT 99.1

                         , 2014

Dear Newcastle Investment Corp. Stockholder:

We are pleased to inform you that on                , 2014, the board of directors of Newcastle Investment Corp. (“Newcastle”) declared the distribution of all the shares of common stock of New Senior Investment Group Inc. (“New Senior Investment Group”), a wholly owned subsidiary of Newcastle, to Newcastle stockholders. New Senior Investment Group holds or will hold prior to the distribution, directly or indirectly, all of Newcastle’s investments in senior housing properties.

Upon the distribution, Newcastle stockholders will own 100% of the common stock of New Senior Investment Group. Newcastle’s board of directors has determined upon careful review and consideration that creating New Senior Investment Group is in the best interests of Newcastle.

The distribution of New Senior Investment Group common stock will occur on                , 2014 by way of a taxable pro rata special distribution to Newcastle stockholders of record on the record date of the distribution. Each Newcastle stockholder will be entitled to receive             share(s) of New Senior Investment Group common stock for each share of Newcastle common stock held by such stockholder at the close of business on                , 2014, the record date of the distribution, prior to giving effect to a one-for-         reverse stock split that Newcastle intends to implement immediately prior to the distribution. The New Senior Investment Group common stock will be issued in book-entry form only, which means that no physical stock certificates will be issued.

Stockholder approval of the distribution is not required, and you are not required to take any action to receive your New Senior Investment Group common stock.

Following the distribution, you will own shares in both Newcastle and New Senior Investment Group. The number of Newcastle shares you own will change as a result of the reverse stock split but will not change as a result of this distribution. Newcastle’s common stock will continue to trade on The New York Stock Exchange under the symbol “NCT.” New Senior Investment Group intends to list its common stock on The New York Stock Exchange under the symbol “SNR.”

The Information Statement, which is being mailed to all holders of Newcastle common stock on the record date for the distribution, describes the distribution in detail and contains important information about New Senior Investment Group, its business, financial condition and operations. We urge you to read the Information Statement carefully.

We want to thank you for your continued support of Newcastle and we look forward to your future support of New Senior Investment Group.

Sincerely,

Kenneth M. Riis
Chief Executive Officer

New Senior Investment Group Inc.

                , 2014

Dear Future New Senior Investment Group Inc. Stockholder:

It is our pleasure to welcome you as a stockholder of our company, New Senior Investment Group Inc. (“New Senior Investment Group”). Following the spin-off of our company from Newcastle Investment Corp. (“Newcastle”), we will be a newly listed public real estate investment trust with a diversified portfolio of senior housing properties across the United States. We will be externally managed by FIG LLC (“FIG”), an affiliate of Fortress Investment Group LLC (“Fortress”). As a result of our management agreement with FIG, we are able to draw upon the long-standing expertise and resources of Fortress, a global investment management firm with $62.5 billion of alternative and traditional assets under management as of March 31, 2014.

Our goal is to drive strong risk-adjusted returns primarily through investments in the senior housing sector of healthcare real estate, including dedicated independent living facilities and properties with some combination of independent living, assisted living or memory care facilities. Our investment guidelines will be purposefully broad to enable us to make investments in a wide array of assets. We expect our senior housing investments will be structured as either (i) triple net lease arrangements where we purchase property and enter into a long term lease with a tenant or (ii) managed properties whereby we enter into a management agreement with an operator of properties we acquire in a RIDEA compliant structure allowing us to participate directly in the cash flow of the property. We intend to invest in assets that generate significant cash flows and have the potential for meaningful capital appreciation. We expect to generate attractive and reliable returns for our stockholders by investing in a diversified portfolio of assets with an emphasis on private pay sources of revenue, while maintaining financial strength and flexibility.

We were formed as Newcastle Senior Living Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of Newcastle, in May 2012. We converted to a Delaware corporation on May 30, 2014 and changed our name to New Senior Investment Group Inc. on June 16, 2014. We intend to list our common stock on The New York Stock Exchange under the symbol “SNR.”

We invite you to learn more about New Senior Investment Group by reviewing the enclosed Information Statement. We urge you to read the Information Statement carefully. We look forward to our future and to your support as a holder of New Senior Investment Group common stock.

Sincerely,

The information in this information statement is subject to completion or amendment. A registration Statement on Form 10 relating to these securities has been filed with the Securities and ExchangeCommission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION
PRELIMINARY INFORMATION STATEMENT DATED JUNE 16, 2014

INFORMATION STATEMENT

New Senior Investment Group Inc.

Common Stock
(Par Value, $0.01 Per Share)

This Information Statement is being furnished in connection with the distribution by Newcastle Investment Corp. (“Newcastle”) to its stockholders of the outstanding shares of common stock of New Senior Investment Group Inc. (together with its subsidiaries, “New Senior Investment Group” or the “Company,” and “we,” “us” and “our”), a wholly owned subsidiary of Newcastle. New Senior Investment Group holds or will hold, directly or indirectly, all of Newcastle’s investments in senior housing properties, including our managed properties and triple net lease properties which are comprised of dedicated independent living properties (“IL-only properties”) and properties with some combination of independent living and healthcare services, including assisted living and memory care properties (“AL/MC properties”). To implement the distribution, Newcastle will distribute the shares of New Senior Investment Group common stock on a pro rata basis.

For every share of common stock of Newcastle held of record by you as of the close of business on            , 2014, the record date for the distribution, you will receive             share(s) of New Senior Investment Group common stock, prior to giving effect to a one-for-             reverse stock split that Newcastle intends to implement immediately prior to the distribution. As discussed under “Our Spin-off from Newcastle—Market for Common Stock—Trading Between the Record Date and Distribution Date,” if you sell your shares of common stock of Newcastle in the “regular-way” market after the record date and before the spin-off, you also will be selling your right to receive shares of our common stock in connection with the spin-off. We expect the shares of New Senior Investment Group common stock to be distributed by Newcastle to you on            , 2014. We refer to the date of the distribution of New Senior Investment Group common stock as the “distribution date.”

No vote of Newcastle’s stockholders is required in connection with this distribution. Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy, in connection with the spin-off. You do not need to pay any consideration, exchange or surrender your existing shares of common stock of Newcastle or take any other action to receive your shares of New Senior Investment Group common stock.

There is no current trading market for New Senior Investment Group common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of New Senior Investment Group common stock to begin on the first trading day following the completion of the spin-off. New Senior Investment Group intends to list its common stock on The New York Stock Exchange (“NYSE”) under the symbol “SNR.”

New Senior Investment Group intends to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its initial taxable year ending December 31, 2014. To assist it in qualifying as a REIT, among other purposes, stockholders will generally be restricted from owning more than 9.8% by value or number, whichever is more restrictive, of its outstanding shares of common stock, or 9.8% by value or number, whichever is more restrictive, of its outstanding shares of capital stock. In addition, New Senior Investment Group’s amended and restated certificate of incorporation (“certificate of incorporation”) will contain various other restrictions on the ownership and transfer of its common stock. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer of Our Capital Stock.”

In reviewing this Information Statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 20.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This Information Statement will be first mailed to Newcastle stockholders on or about                    , 2014.

The date of this Information Statement is                    , 2014.

Industry Data

Unless otherwise indicated, information contained in this Information Statement concerning the senior housing industry, including our general expectations and market position and market opportunity, is based on information from various sources (including government and industry publications, surveys, analyses, valuations and forecasts and our internal research), assumptions that we have made (which we believe are reasonable based on those data from such sources and other similar sources) and our knowledge of the industry. The projections, assumptions and estimates of our future performance and the future performance of the senior housing industry are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under “Risk Factors” included elsewhere in this Information Statement. These and other factors could cause results to differ materially from those expressed in the estimates included in this Information Statement.

i

Summary

This summary highlights selected information from this Information Statement relating to New Senior Investment Group, our spin-off from Newcastle and the distribution of our common stock by Newcastle to Newcastle’s stockholders. For a more complete understanding of our business and the spin-off, you should carefully read the entire Information Statement.

Our Company

We will be a publicly traded REIT with a diversified portfolio of senior housing properties across the United States. Our portfolio at March 31, 2014 is composed of 55 IL-only properties and 31 AL/MC properties located across 26 states. 35 of our properties are operated pursuant to property management agreements (“managed properties”) and 51 properties are triple net lease properties (“triple net lease properties”). Our managed properties are managed by affiliates or subsidiaries of either Holiday Acquisitions Holdings LLC (“Holiday”) or FHC Property Management LLC (together with its subsidiaries, “Blue Harbor”), and our triple net lease properties are leased to an affiliate of Holiday. Holiday is one of the largest senior housing property owners in North America.

We conduct our business through two reportable business segments: (1) Managed Properties; and (2) Triple Net Lease Properties.

We will be externally managed and advised by FIG LLC (our “Manager”). Our Manager is an affiliate of Fortress Investment Group LLC (“Fortress”), a leading global investment management firm with $62.5 billion of assets under management as of March 31, 2014. Fortress, through the private equity funds managed by its affiliates, is one of the largest investors in the senior housing sector. Private equity funds managed by an affiliate of our Manager currently own a majority of Holiday and, until recently, a minority interest in Brookdale Senior Living, Inc. (“Brookdale”) (NYSE:BKD). Blue Harbor is an affiliate of our Manager. We intend to leverage Fortress’s nearly 15 years of experience in the senior housing industry to assist us in retaining best-in-class property managers, sourcing and completing attractive acquisitions.

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with our initial taxable year ending December 31, 2014. We generally will not be subject to U.S. federal income taxes on our REIT taxable income to the extent that we annually distribute all of our REIT taxable income to shareholders and qualify and maintain our qualification as a REIT. We intend to conduct certain activities through taxable REIT subsidiaries (each, a “TRS”), which will be subject to U.S. federal and state income taxes.

Prior to the spin-off, we are a wholly owned subsidiary of Newcastle, which is a NYSE-listed REIT that is externally managed and advised by our Manager.

Investment Opportunity

We believe there are significant investment opportunities in the U.S. senior housing market driven by three factors: (i) growing demand from significant increases in the senior citizen population and only modest levels of new construction, (ii) highly fragmented ownership of senior housing properties among many smaller local (or “mom and pop”) and regional owner/operators, and (iii) operational improvement opportunities to increase property-level net operating income leveraging the experience and economies of scale of our Manager. According to the 2012 American Seniors Housing Association (“ASHA”) 50 Report, approximately 70% of senior housing facilities in the U.S. are owned by mom and pop operators with 15 or fewer properties. Our investments are structured as either triple net leases or managed properties whereby we have entered into a management agreement with an affiliate in a RIDEA compliant structure allowing us to participate directly in the cash flows of the facilities.

Distinctive Private Pay Senior Housing Focus

We believe that our senior housing strategy is more focused than many of our publicly traded peers. The senior housing industry offers a full continuum of care to seniors, with product types that range from “mostly housing” (i.e., senior apartments) to “mostly healthcare” (i.e., skilled nursing, hospitals, etc.). We primarily focus on product types at the center of this continuum, namely IL-only properties and AL/MC properties. Many of our peers have significant exposure to skilled nursing facilities and hospitals, providing higher acuity levels of healthcare. Accordingly, these peers have higher levels of exposure to revenues derived from Medicaid and Medicare reimbursement. Our facilities are predominantly reliant on private pay sources of revenue and have limited risk exposure to regulatory changes in the healthcare arena. We believe that our portfolio of IL-only and AL/MC properties will allow investors to participate in the positive fundamentals of the senior housing sector without similar levels of risk exposure associated with higher acuity types of healthcare real estate.

We will generally seek investments in senior housing facilities that have an emphasis on private pay sources of revenue. For the three months ended March 31, 2014 private pay sources represented 97% of the property level revenue from residents at our facilities. Private pay residents are individuals who are personally obligated to pay the costs of their housing and services without relying significantly on reimbursement payments from Medicaid or Medicare. Sources for these private payments include: (i) pensions, savings, and retirement funds; (ii) proceeds from the sale of real estate and personal property; (iii) assistance from residents’ families; and (iv) private insurance. While our facilities may have some level of revenues related to government reimbursements, we intend to focus on investments with predominately private pay revenue. Private pay facilities are not subject to governmental rate setting and, accordingly, we believe they provide for more predictable and higher rental rates from residents than facilities primarily reliant on government-funded sources.

Attractive Portfolio and Robust Pipeline

Our portfolio is diversified in terms of product type, operating model and geography. At March 31, 2014, we have 55 IL-only properties and 31 AL/MC properties across 26 states. 51 of our properties (all IL-only properties) are triple net lease properties, and the balance of our portfolio (four IL-only properties and all of our AL/MC properties) is managed properties.

In January 2014, we completed the acquisitions of two senior housing properties (one IL-only and one AL/MC) which collectively have 261 beds. These acquisitions represented an investment of $23 million and were financed with $17 million of non-recourse mortgage notes. In May 2014, we acquired three AL/MC properties for $22 million. These properties were integrated into our Managed Properties segment.

As of May 31, 2014, we have signed either purchase and sale agreements or letters of intent granting us the exclusive right to negotiate a purchase and sale agreement with respect to 13 properties with an aggregate estimated value of over $300 million. There can be no assurance that we will complete any particular investment including those that are under contract, which may be subject to material closing conditions such as the completion of due diligence, financing, negotiation of definitive agreements, and board approval in certain circumstances. Moreover, any senior housing property that we acquire in the future may have different characteristics and expected returns than those in our existing portfolio and may expose us to additional regulatory and operational risks. See “Business—Senior Housing Industry—Government Regulations.”

Consolidation Opportunity of Fragmented Industry

We believe there is a high degree of fragmentation among both senior housing owners and operators based on data from the National Investment Center (“NIC”) and ASHA indicating a high percentage of smaller local and regional operators controlling many markets. We believe an opportunity exists to continue to participate in the consolidation of this fragmented industry as many of these owner/operators may decide to sell their portfolios. An attractive investment opportunity exists to acquire high quality properties where operational performance can be improved by leveraging the experience of our Manager. Furthermore, we believe these properties are too small to attract many larger REIT and other institutional investors, affording us the opportunity to acquire properties at attractive prices in a less competitive environment than larger portfolios. As of March 31, 2014, 95% of our properties were sourced in non-brokered transactions.

Attractive Demand – Supply Dynamics

We believe that the rapidly growing senior citizen population in the U.S. will result in a substantially increased demand for senior housing properties as the baby boomer generation ages, life expectancies lengthen, and more health related services are demanded. The U.S. Census Bureau estimates that the total number of Americans aged 65 and older is expected to increase from approximately 47.7 million in 2015 to 77.3 million by 2035, with the number of citizens aged 65 and older expected to grow at four times the rate of the overall population by 2035. Healthcare is the single largest industry in the U.S., based on gross domestic product at approximately 18% in 2014. According to the Centers for Medicare and Medicaid Services (“CMS”) the average compounded growth rate for national healthcare expenditures from 2015 through 2022 is expected to be 6.2%. Senior citizens are the largest consumers of healthcare services. The target age group for our properties is Americans over 70 years old while a typical resident is 80 to 85 years of age. According to CMS, on a per capita basis, the 75-year and older segment of the population spends 76% more on healthcare than the 65- to 74-year old segment and over 200% more than the population average.

Demand for senior housing is driven both by growth of an aging population and by an increasing array of services and support required by residents. According to the U.S. Census Bureau, the percentage of Americans between ages

75 and 79 seeking assistance with activities of daily living is 15%, increasing to 30% for Americans over 80 years of age. According to the Alzheimer’s Association over one-third of individuals over age 85 have Alzheimer’s disease. Senior housing provides varying and flexible levels of services depending on resident needs. While our target population is growing, the rate of supply growth of new senior housing facilities remains modest. During the recent recession, according to NIC, senior housing units under construction declined significantly beginning in 2008 and continued at a slower pace in 2012. While construction increased about 11% in 2013 over 2012 unit levels, the pace of construction of new units continues to be modest.

Manager Expertise Owning & Operating Senior Housing

We will be externally managed and advised by an affiliate of Fortress, a leading global investment management firm with $62.5 billion of assets under management as of March 31, 2014. Fortress, through the private equity funds it manages, is one of the largest investors in the senior housing sector. Private equity funds managed by an affiliate of our Manager currently own a majority of Holiday and, until recently, a minority interest in Brookdale. Blue Harbor is an affiliate of our Manager. We intend to leverage Fortress’s 15 years of experience in the senior housing industry to assist us in retaining best-in-class property managers, sourcing and completing acquisitions with attractive risk-adjusted returns.

Our Manager and its affiliates have a far-reaching presence in consumer-facing industries across the United States, through Fortress’s investments in healthcare, leisure, gaming, real estate, and transportation companies. Due to this presence, we believe we are able to achieve volume discounts for services and products at many of our properties, such as insurance and food and beverage. These types of benefits often allow us to be a more competitive bidder for small- and mid-sized managed properties than other potential buyers.

Tax Efficient REIT Status

We will elect to be treated as a REIT, and we intend to operate in conformity with the requirements for qualification and taxation as a REIT. REIT status will provide us with certain tax advantages compared to some of our competitors. Those advantages include an ability to reduce our corporate-level income taxes by making dividend distributions to our stockholders, and an ability to pass our capital gains through to our stockholders in the form of capital gains dividends. We believe our REIT status will provide us with a significant advantage as compared to other companies or industry participants who do not have a similar tax efficient structure.

Our Portfolio

The key characteristics of our portfolio are set forth in the table below (dollars in thousands):

			Real estate investments(1) as of March 31, 2014			Revenues for the three months ended March 31, 2014
Operating model	Number of communities	Number of beds	Real estate investment	Percent of total real estate investment	Real estate investment per bed	Total revenues	Percent of total revenues	Number of states
Managed Properties	35	4,723	$520,791	34.2%	$110.3	$35,537	61.4%	13
Triple Net Lease Properties	51	5,840	1,000,475	65.8%	171.3	22,298	38.6%	24
Total	86	10,563	$1,521,266	100.0%		$57,835	100.0%	26	(3)
			Real estate investments(1) as of December 31, 2013			Revenues for the year ended December 31, 2013
Operating model	Number of communities	Number of beds	Real estate investment	Percent of total real estate investment	Real estate investment per bed	Total revenues(2)	Percent of total revenues	Number of states
Managed Properties	33	4,453	$496,016	33.1%	$111.4	$83,218	97.7%	11
Triple Net Lease Properties	51	5,840	1,000,475	66.9%	171.3	1,918	2.3%	24
Total	84	10,293	$1,496,491	100.0%		$85,136	100.0%	25	(3)

(1)	Real estate investments represent the carrying value of real estate excluding accumulated depreciation and amortization.
(2)	Revenues relate to the period the properties were owned by us in 2013 and, therefore, are not indicative of full-year results for all properties. For example, the triple net lease properties were acquired on December 23, 2013.

(3)	Our senior housing properties are located in 25 different states at December 31, 2013. In ten of these states, we own both managed properties and triple net lease properties. As of March 31, 2014 our senior housing properties are located in 26 different states. In eleven of these states, we own both managed properties and triple net lease properties.

We divide our properties into two reportable segments: (1) Managed Properties, which are operated by property managers pursuant to property management agreements, and (2) Triple Net Lease Properties, which we lease to tenants. Our investment guidelines are purposefully broad to enable us to make investments in a wide array of assets, and we actively explore new business opportunities and asset categories as part of our business strategy. Our Managed Property segment owns various types of senior housing properties and provides our customers with a broad range of product types and services. Our Triple Net Lease Properties segment leases senior housing properties on a long-term basis whereby we do not manage the underlying operations, as our tenants are typically responsible for bearing the operating costs, including maintenance, utilities, taxes, insurance, repairs, and capital improvements. Because of such differences in the nature of the segments’ activities, each segment requires a different type of management focus. Our Management separately evaluates the performance of our Managed Properties segment from that of our Triple Net Lease Properties segment.

Product Type

The senior housing industry offers a full continuum of care to seniors, with product types that range from “mostly housing” (i.e., senior apartments) to “mostly healthcare” (i.e., skilled nursing, hospitals, etc.). We primarily focus on product types at the center of this continuum, namely IL-only properties and AL/MC properties.

IL-Only Properties

As of March 31, 2014, our portfolio includes 55 IL-only properties, of which 51 are triple net lease properties and four are managed properties. IL-only properties are age-restricted, multifamily properties with central dining that provide residents access to meals and other services such as housekeeping, linen service, transportation and social and recreational activities. A typical resident is 80 to 85 years old and is relatively healthy. Residents are typically charged all-inclusive monthly rates.

AL/MC properties

As of March 31, 2014, our portfolio includes 31 AL/MC properties, which are all managed properties. AL/MC properties are state-regulated rental properties that provide the same services as IL-only properties and additionally have staff to provide residents assistance with activities of daily living, such as management of medications, bathing, dressing, toileting, ambulating and eating. AL/MC properties may include memory care properties that specifically provide care for individuals with Alzheimer’s disease and other forms of dementia or memory loss. The average age of an AL/MC resident is similar to that of an IL-only resident, but AL/MC residents typically have greater healthcare needs. Residents are typically charged all-inclusive monthly rates for IL-only services and additional “care charges” for AL/MC services, which vary depending on the types of services required. AL/MC properties are generally private pay, although many states will allow residents to cover a portion of the cost with Medicaid.

Operating Model

We divide our properties into two reportable segments: (1) Managed Properties, which are operated by property managers pursuant to property management agreements, and (2) Triple Net Lease Properties, which we leased to tenants.

Managed Properties

As of March 31, 2014, our portfolio includes 35 managed properties managed by either Blue Harbor or Holiday. These properties include four IL-only properties and 31 AL/MC properties. We enter into long-term property management agreements for our managed properties. Currently, all of our property management agreements have initial ten-year terms, with successive automatic one-year renewal periods. Under these agreements, we pay annual property management fees. For AL/MC properties, we pay base management fees equal to 6% of effective gross income (i.e. revenue) for the first two years and 7% thereafter. For IL-only properties, we pay base management fees of 5% of effective gross income. As the owner of the managed properties, we are responsible for the properties’ operating costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance and the payroll expense of property-level employees. The payroll expense, which is included in property operating expenses in our consolidated statement of operations, is structured as a reimbursement to the property manager, who is the employer of record.

We have various rights as the property owner under our property management agreements, including rights to set budget guidelines and to terminate and exercise remedies under those agreements as provided therein. However, we rely on our property managers’ personnel, expertise, technical accounting resources and information systems, proprietary information, good faith and judgment to manage our senior housing operations efficiently and effectively. We also rely on our property managers to set appropriate resident fees and to otherwise operate our senior housing communities in compliance with the terms of our property management agreements and all applicable laws and regulations.

Triple Net Lease Properties

As of March 31, 2014, our portfolio includes 51 triple net lease properties (the “Holiday Portfolio”). These properties are IL-only and are located across 24 states with 5,840 beds in aggregate. The Holiday Portfolio is leased to certain affiliates of Holiday (collectively, the “Master Tenants”) pursuant to two triple net master leases on nearly identical terms. Each master lease has a 17-year term and first-year rent equal to 6.5% of the purchase price with annual increases during the following three years of 4.5%, and annual increases thereafter varying from 3.5% to 3.75% based on changes in the Consumer Price Index (“CPI”). Under each master lease, the respective Master Tenant is responsible for (i) operating its portion of the Holiday Portfolio and bearing the related costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance, and the payroll expense of property-level employees, and (ii) complying with the terms of the mortgage financing documents. The Master Tenants’ obligations to us under the master leases are guaranteed by a subsidiary of Holiday (the “Guarantor”).

Reasons for the Spin-Off

Newcastle’s board of directors periodically reviews strategic alternatives. The board of directors determined upon careful review and consideration that the spin-off of New Senior Investment Group is in the best interests of Newcastle. The board of directors’ determination was based on a number of factors, including those set forth below.

•	Creation of two focused companies. After the spin-off, we will focus primarily on investments in senior housing properties, and Newcastle will focus primarily on harvesting its investments in commercial real estate related assets and making opportunistic investments.
•	Potential for a higher aggregate market value for stockholders. The spin-off will enable potential investors and the financial community to evaluate the performance of our and Newcastle’s remaining portfolio separately, which we believe could result in a higher aggregate market value than Newcastle’s pre-spin value. We believe the spin-off will enable each business to cultivate a distinct identity and to appeal to different types of investors. For example, some traditional property REIT investors are currently restricted from investing in Newcastle due to its legacy collateralized debt obligations.
•	Tailored capital structure and financing options. After the spin-off, we and Newcastle will have the flexibility to tailor our respective capital structures to our individual needs, and, as separate companies, we may each be able to attain more favorable financing terms and a lower blended cost of capital. In addition, tailored capital structures will facilitate our and Newcastle’s ability to pursue acquisitions and strategic alliances possibly using common stock as currency.

The anticipated benefits of the spin-off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated or at all. In the event that the spin-off does not result in such benefits, the costs associated with the transaction, including an expected increase in management compensation and general and administrative expenses, could have a negative effect on our and Newcastle’s financial condition and ability to make distributions to stockholders. For more information about the risks associated with the spin-off, see “Risk Factors.”

Financing Strategy

We expect to maintain a capital structure that provides the resources and flexibility to position us favorably to capitalize on our strategic growth opportunities. Our access to and cost of external capital is important to our ability to make future investments that provide attractive risk-adjusted returns.

We have historically relied on non-recourse mortgage notes and equity from Newcastle (“Parent”) to finance our investments. We expect, over time, to obtain access to additional sources of liquidity including, but not limited to, revolving credit agreements, bank debt, U.S. government agency financing, unsecured public debt and equity markets. Generally, we attempt to match the long term duration of our investments with staggered maturities of long term debt and equity.

Our Manager and Our Management Agreement

Prior to the completion of the distribution, we will enter into a management agreement with our Manager (the “Management Agreement”). Pursuant to the terms of the Management Agreement, our Manager will provide a management team that will be responsible for implementing our business strategy and performing certain services for us. Our Manager’s duties will include: (1) performing all of our day-to-day functions, (2) determining investment criteria in conjunction with, and subject to the supervision of, our board of directors, (3) sourcing, analyzing and executing on investments and sales, (4) performing investment and liability management duties, including financing and hedging and (5) performing financial and accounting management. For its services, our Manager will be entitled to an annual management fee and incentive compensation. In addition, upon the successful completion of an offering of our common stock by us, we will issue to our Manager options to purchase shares of our common stock equal to 10% of the number of shares sold in the offering. Our Management Agreement has an initial ten-year term and will be automatically renewed for one-year terms thereafter unless terminated either by us or our Manager. Certain terms of the Management Agreement are summarized below and described in more detail under “Our Manager and Management Agreement” elsewhere in this Information Statement.

Type	Description
Management Fee	1.5% per annum of our gross equity calculated and payable monthly in arrears in cash. Gross equity is generally the equity invested by Newcastle as of the distribution date, as defined, plus total net proceeds from stock offerings, plus certain capital contributions to subsidiaries, less capital distributions (calculated without regard to depreciation and amortization) and repurchases of common stock.
Incentive Compensation	Our Manager will be entitled to receive on a quarterly basis annual incentive compensation in an amount equal to the product of (A) 25% of the dollar amount by which (1)(a) funds from operations (“FFO”) before the incentive compensation per share of common stock, plus (b) gains (or losses) from sales of property per share of common stock, plus (c) internal and third party acquisition-related expenses, plus (d) unconsummated transaction expenses, and plus (e) Other Non-Routine Items (as defined herein), exceed (2) an amount equal to (a) the weighted average value per share of the equity invested by Newcastle as of the distribution date and the price per share of our common stock in any offerings by us (adjusted for prior capital dividends or capital distributions, which shall be calculated without regard to depreciation and amortization) multiplied by (b) a simple interest rate of 10% per annum, multiplied by (B) the weighted average number of shares of common stock outstanding.
FFO means net income (computed in accordance with GAAP), excluding gains (losses) from sales of depreciable real estate assets, impairment charges of depreciable real estate, plus real estate depreciation and amortization (excluding depreciation on non-real estate assets such as furniture, fixtures and equipment), and after adjustments required to account for earnings attributable to unconsolidated partnerships and joint ventures on the basis of FFO. The computation of FFO may be adjusted by our independent directors upon reasonable request by our Manager based on changes in, or certain applications of, GAAP. FFO will be determined from the date of the spin-off without regard to Newcastle’s prior performance.
Reimbursement of Expenses	We will pay or reimburse our Manager for performing certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm’s-length basis.

Type	Description
We also pay all operating expenses, except those specifically required to be borne by our Manager under our Management Agreement. Our Manager is responsible for certain costs incidental to the performance of its duties under the Management Agreement, including compensation of our Manager’s Chief Executive Officer and Chief Financial Officer and certain “overhead” expenses. The expenses required to be paid by us include, but are not limited to, issuance and transaction costs incidental to the sourcing, evaluation, acquisition, management, disposition and financing of our investments, legal, underwriting, sourcing, asset management and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of ours (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of ours, the costs of printing and mailing proxies and reports to our stockholders, costs incurred by employees or agents of our Manager for travel on our behalf, costs associated with any computer software or hardware that is used solely for us, costs to obtain liability insurance to indemnify our directors and officers and the compensation and expenses of our transfer agent.
Termination Fee	The termination fee is a fee equal to the sum of (1) the amount of the management fee during the 12 months immediately preceding the date of termination and (2) the “Incentive Compensation Fair Value Amount.” The “Incentive Compensation Fair Value Amount” is an amount equal to the incentive compensation that would be paid to the Manager if our assets were sold for cash at their then current fair market value.

Summary Risk Factors

You should carefully read and consider the risk factors set forth under “Risk Factors,” as well as all other information contained in this Information Statement. If any of the following risks occur, our business, financial condition, and results of operations could be materially and adversely affected, and the trading price of our common stock could decline.

•	We have no operating history as an independent company and may not be able to successfully operate our business or generate sufficient revenue to make or sustain distributions to our stockholders.
•	The financial information included in this Information Statement may not be indicative of the results we would have achieved as a separate stand-alone company and is not a reliable indicator of our future performance or results.
•	Our determination of how much leverage to apply to our investments may adversely affect our return on our investments and may reduce cash available for distribution.
•	Our inability to obtain financing on favorable terms, if at all, may impede our ability to grow.
•	The income from our managed properties depends on the ability of our property managers to successfully operate these properties.
•	Our ability to continue to maintain or improve occupancy levels at our senior housing properties, specifically in our Managed Properties segment, may have a material adverse effect on the returns we achieve on our investments.
•	Increases in labor costs at our senior housing properties may have a material adverse effect on our business.
•	Termination of assisted living resident agreements and resident attrition could adversely affect our business.
•	Our property managers and tenants (including the Master Tenants) may be faced with significant litigation and rising insurance costs, which could adversely affect their ability to obtain and maintain adequate insurance and to fulfill their payment and other obligations to us and the values of our properties.

•	Our property managers and tenants (including the Master Tenants) are required to comply with laws relating to the operation of our properties, and the failure to do so could adversely affect their ability to fulfill their payment and other obligations to us and the values of our properties.
•	Our properties and their operations are subject to extensive regulations.
•	Our acquisitions of senior housing properties may not be successful.
•	Competition may affect the ability of our property managers and tenants (including the Master Tenants) to fulfill their obligations to us or our ability to grow our investment portfolio.
•	Our investments are concentrated in senior housing real estate, making us more vulnerable economically to adverse changes in the real estate market and the senior housing industry than if our investments were diversified.
•	All of our revenue is attributable to properties managed by two property managers, Holiday and Blue Harbor, and tenants affiliated with Holiday pursuant to our triple net lease arrangement.
•	We are dependent on our Manager and may not find a suitable replacement in the event that the Management Agreement is terminated.
•	There are conflicts of interest in our relationship with our Manager.
•	Our directors do not approve each investment decision made by our Manager, and we may change our investment strategy without stockholder consent.
•	We may be unable to achieve some or all of the benefits that we expect to achieve from our spin-off from Newcastle.
•	We may compete with affiliates of our Manager, which could adversely affect our results of operations.
•	Newcastle’s failure to qualify as a REIT could cause us to lose our REIT status. Our failure to qualify as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders.
•	REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.
•	The lease of our properties to our TRSs is subject to special requirements.
•	There can be no assurance that the market for our stock will provide you with adequate liquidity.
•	Your percentage ownership in New Senior Investment Group may be diluted in the future.

Conflicts of Interest

Although we will establish certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Below is a summary of certain factors that could result in conflicts of interest.

One or more of our officers and directors have responsibilities and commitments to entities other than us, including, but not limited to, Newcastle. In addition, we do not have a policy that expressly prohibits our directors, officers, securityholders or affiliates from engaging for their own account in business activities of the types conducted by us. Moreover, our certificate of incorporation will provide that if any of the officers, directors or employees of Newcastle or Fortress acquire knowledge of a potential transaction that could be a corporate opportunity for us, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us. In the event that any of our directors and officers who is also a director, officer or employee of Newcastle or Fortress acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as a director or officer of us and such person acts in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, to the fullest extent permitted by law, if Newcastle or Fortress or their affiliates, pursues or acquires the corporate opportunity or if such person does not present the corporate opportunity to us. See “Risk Factors—Risks Relating to Our Manager—There are conflicts of interest in our relationship with our Manager.”

Our key agreements, including our Management Agreement, were negotiated among related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as terms negotiated on an arm’s-length basis with unaffiliated parties.

The structure of the Manager’s compensation arrangement may have unintended consequences for us. We have agreed to pay our Manager a management fee that is not tied to our performance and incentive compensation that is based entirely on our performance. The management fee may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us, while the performance-based incentive compensation component may cause our Manager to place undue emphasis on the maximization of earnings, including through the use of leverage, at the expense of other objectives, such as preservation of capital, to achieve higher incentive distributions. Since investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential, this could result in increased risk to the value of our portfolio of assets and your investment in us.

We may compete with entities affiliated with our Manager or Fortress for certain assets that we may seek to acquire. From time to time, affiliates of Fortress may focus on investments in assets with a similar profile as our target assets. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has two funds primarily focused on investing in senior housing properties with approximately $1.9 billion in capital commitments in aggregate as of December 31, 2013, as well as other funds with significant investments in senior housing. Fortress funds generally have a fee structure similar to the structure of the fees in our Management Agreement, but the fees actually paid will vary depending on the size, terms and performance of each fund.

Our Manager may determine, in its discretion, to make a particular investment through an investment vehicle other than us. Investment allocation decisions will reflect a variety of factors, such as a particular vehicle’s availability of capital (including financing), investment objectives and concentration limits, legal, regulatory, tax and other similar considerations, the source of the investment opportunity and other factors that the Manager, in its discretion, deems appropriate. Our Manager does not have an obligation to offer us the opportunity to participate in any particular investment, even if it meets our investment objectives.

Operational and Regulatory Structure

REIT Qualification

We will elect to be taxed and intend to qualify as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2014. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code of 1986, as amended (the “Code”), relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our stockholders and the concentration of ownership of our capital stock. We believe that, commencing with our initial taxable year ending December 31, 2014, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. In connection with the spin-off, we will receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

Our Corporate Information

We were formed as Newcastle Senior Living Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of Newcastle, on May 17, 2012. We converted to a Delaware corporation on May 30, 2014 and changed our name to New Senior Investment Group Inc. on June 16, 2014. On            , 2014, we will be spun off from Newcastle through the distribution of all of our shares of common stock to the holders of Newcastle’s common stock and become a stand-alone publicly traded company. Our principal executive offices are located at                        , care of New Senior Investment Group Inc. Our telephone number is 212-479-3140. Our web address is www.            .com. The information on or otherwise accessible through our web site does not constitute a part of this Information Statement or any other report or document we file with or furnish to the SEC.

Questions and Answers About New Senior Investment Group and the Spin-Off

The following questions and answers briefly address some commonly asked questions about the spin-off. They may not include all the information that is important to you. We encourage you to read carefully this entire Information Statement and the other documents to which we have referred you. We have included references in certain parts of this section to direct you to a more detailed discussion of each topic presented in this section.

Who is entitled to receive the distribution and what will they receive?	Holders of Newcastle common stock as of , 2014, the record date of the spin-off, will be entitled to receive shares of our common stock. For each share of Newcastle common stock held on the record date, Newcastle stockholders will receive share of New Senior Investment Group common stock, prior to giving effect to a one-for- reverse stock split that Newcastle intends to implement immediately prior to the distribution.
Immediately after the distribution, holders of Newcastle common stock as of the record date will hold all of the outstanding shares of our common stock. Based on the number of shares of Newcastle common stock outstanding on , 2014, Newcastle expects to distribute approximately shares of our common stock in the spin-off.
Why is the spin-off of New Senior Investment Group structured as a distribution?	Newcastle believes that a distribution of our shares is an efficient way to separate our assets from the rest of Newcastle’s portfolio and that the spin-off will create benefits and value for us and Newcastle. For more information on the reasons for the spin-off, see “Our Spin-Off from Newcastle—Reasons for the Spin-Off.”
What business will New Senior Investment Group engage in after the spin-off?	New Senior Investment Group will continue to focus on investments in senior housing properties. For more detail on New Senior Investment Group’s business, see “Business.”
When will the distribution occur?	We expect that Newcastle will distribute the shares of our common stock on , 2014 to holders of record of Newcastle common stock on , 2014, subject to certain conditions described under “Our Spin-Off from Newcastle—Conditions to the Distribution.”
What do I need to do to receive my shares of New Senior Investment Group common stock?	As long as you hold Newcastle common stock as of the record date, you will not need to take any action to receive shares of New Senior Investment Group in the distribution. You will not be required to make any payment, surrender or exchange your shares of Newcastle common stock or take any other action to receive your shares of our common stock. No stockholder approval of the distribution is required or sought. We are not asking you for a proxy, and you are requested not to send us a proxy. However, if you sell shares of Newcastle common stock in the “regular-way” market through the distribution date, you will also be selling your right to receive shares of New Senior Investment Group common stock in the distribution. For more information, see “Our Spin-Off from Newcastle—Market for Common Stock—Trading Between the Record Date and Distribution Date” in this Information Statement. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of New Senior Investment Group common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.
What will govern my rights as a New Senior Investment Group stockholder?	Your rights as a New Senior Investment Group stockholder will be governed by Delaware law, as well as our certificate of incorporation and our amended and restated bylaws (“bylaws”). A description of these rights is included in this Information Statement under the heading “Description of Our Capital Stock.”

Will I be taxed on the shares of New Senior Investment Group common stock that I receive in the distribution?	Yes. The distribution will be in the form of a taxable special dividend to Newcastle stockholders. An amount equal to the fair market value of the shares of our common stock received by you will be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of Newcastle, with the excess treated as a non-taxable return of capital to the extent of your tax basis in Newcastle common stock and any remaining excess treated as capital gain. If this special dividend is distributed in the structure and timeframe currently anticipated, the special dividend is expected to satisfy a portion of Newcastle’s 2014 REIT taxable income distribution requirements. Newcastle will not be able to advise stockholders of the amount of earnings and profits of Newcastle until after the end of the 2014 calendar year. For a more detailed discussion, see “U.S. Federal Income Tax Considerations.”
You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.
Can Newcastle decide to cancel the distribution of the common stock even if all the conditions have been met?	Yes. Although the distribution is subject to the satisfaction or waiver of certain conditions, see “Our Spin-Off from Newcastle—Conditions to the Distribution” included elsewhere in this Information Statement, Newcastle has the right not to complete the distribution if at any time prior to the distribution date (even if all of the conditions are satisfied), its board of directors determines, in its sole discretion, that the distribution is not in the best interests of Newcastle or that market conditions are such that it is not advisable to separate New Senior Investment Group from Newcastle.
The conditions to the distribution are that (i) our registration statement on Form 10, of which this Information Statement is a part, shall have become effective under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and no stop order related to the registration statement shall be in effect; (ii) the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance; and (iii) no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transaction related thereto, including the transfers of assets and liabilities contemplated by the separation and distribution agreement that we will enter into to effect the spin-off (the “Separation and Distribution Agreement”), shall be in effect. We note that other than the federal securities laws, there are no federal or state regulatory requirements with which we must comply to effect the spin-off. If Newcastle’s board of directors were to waive a material condition to or abandon the distribution, Newcastle would notify its stockholders of the decision by filing a Current Report on Form 8-K.
Does New Senior Investment Group plan to pay dividends?	We intend to make regular quarterly distributions of an amount at least equal to all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for this purpose, subject to satisfactory financial performance and approval by New Senior Investment Group’s board of directors. However, our ability to pay dividends is subject to a number of risks and uncertainties, including actual results of operations, liquidity and financial condition restrictions under Delaware law, our financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors our directors may deem relevant. As such, there can be no assurance regarding whether we will pay dividends in the future. For more information, see “Distribution Policy” included elsewhere in this Information Statement.

Will New Senior Investment Group have any debt?	Yes. Our portfolio is currently financed with non-recourse mortgage debt. New Senior Investment Group may also seek other forms of financing. For additional information relating to our planned financing arrangements, see “Business—Financing Strategy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” included elsewhere in this Information Statement.
What will the spin-off cost?	Newcastle intends to incur pre-tax costs of approximately $ million to $ million in connection with the spin-off.
How will the spin-off affect my tax basis and holding period in Newcastle common stock?	Your tax basis in shares of Newcastle held at the time of the distribution will be reduced (but not below zero) to the extent the fair market value of the shares of our common stock distributed by Newcastle in the distribution exceeds Newcastle’s current and accumulated earnings and profits, as adjusted to take account of other distributions made by Newcastle in the taxable year that includes this distribution. Your holding period for such Newcastle shares will not be affected by the distribution. Newcastle will not be able to advise stockholders of the amount of earnings and profits of Newcastle until after the end of the 2014 calendar year. See “Our Spin-Off from Newcastle—Certain U.S. Federal Income Tax Consequences of the Spin-Off” included elsewhere in this Information Statement.
You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.
What will my tax basis and holding period be for shares of New Senior Investment Group that I receive in the distribution?	Your tax basis in the shares of our common stock received will equal the fair market value of such shares on the distribution date. Your holding period for such shares will begin the day after the distribution date. See “Our Spin-Off from Newcastle—Certain U.S. Federal Income Tax Consequences of the Spin-Off” included elsewhere in this Information Statement.
You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.
What will be the relationships between Newcastle and New Senior Investment Group following the spin-off?	Before the spin-off, we will enter into a Separation and Distribution Agreement to effect the spin-off. This agreement will provide for the allocation between us and Newcastle of Newcastle’s assets, liabilities and obligations (including tax-related assets and liabilities) attributable to periods prior to the spin-off. We cannot assure you that this agreement will be on terms as favorable to us as agreements with independent third parties. See “Certain Relationships and Transactions with Related Persons, Affiliates and Affiliated Entities” included elsewhere in this Information Statement.
Will I receive physical certificates representing shares of New Senior Investment Group’s common stock following the spin-off?	No. Following the spin-off, neither Newcastle nor New Senior Investment Group will be issuing physical certificates representing shares of New Senior Investment Group common stock. Instead, Newcastle, with the assistance of American Stock Transfer & Trust Company, LLC, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. The distribution agent will mail you a book-entry account statement that reflects your shares of New Senior Investment Group common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

What if I want to sell my Newcastle common stock or my New Senior Investment Group common stock, and where will I be able to trade shares of New Senior Investment Group common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Newcastle nor New Senior Investment Group makes any recommendations on the purchase, retention or sale of shares of Newcastle common stock or the New Senior Investment Group common stock to be distributed.
If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Newcastle common stock, the New Senior Investment Group common stock you will receive in the distribution, or both.
There is not currently a public market for New Senior Investment Group’s common stock. New Senior Investment Group intends to list its common stock on the NYSE under the symbol “SNR.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue through the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to and including through the distribution date, but your transaction will not settle until after the distribution date. If the distribution is cancelled, your transaction will not settle and will have to be disqualified. For more information, see “Our Spin-Off from Newcastle—Market for Common Stock—Trading Between the Record Date and Distribution Date” in this Information Statement.
Will the number of Newcastle shares I own change as a result of the distribution?	No. The number of shares of Newcastle common stock you own will not change as a result of the distribution. However, the reverse stock split is expected to be implemented immediately prior to the distribution and will result in the number of shares of Newcastle common stock held by you being reduced proportionately based on the one-for- reverse stock split ratio.
What will happen to the listing of Newcastle common stock?	Nothing. It is expected that after the distribution of New Senior Investment Group common stock, Newcastle common stock will continue to be traded on the NYSE under the symbol “NCT.”
Will the distribution affect the market price of my Newcastle shares?	Yes. As a result of the distribution, we expect the trading price of shares of Newcastle common stock immediately following the distribution to be lower than immediately prior to the distribution, because the trading price will no longer reflect the value of New Senior Investment Group’s assets. Furthermore, until the market has fully analyzed the value of Newcastle without New Senior Investment Group’s assets, the price of Newcastle shares may fluctuate significantly. In addition, although Newcastle believes that over time following the spin-off, the common stock of the separated companies should have a higher aggregate market value than the combined company, on a fully distributed basis and assuming similar market conditions pre- and post-spin-off, there can be no assurance in this regard. It is possible that the combined trading prices of Newcastle common stock and New Senior Investment Group common stock after the distribution may be equal to or less than the trading price of Newcastle common stock before the distribution. In addition, the reverse stock split is expected to be implemented immediately prior to the distribution and will impact the trading price of shares of Newcastle common stock.
Are there risks to owning New Senior Investment Group common stock?	Yes. Our business is subject to a variety of risks that are described in the “Risk Factors” section of this Information Statement beginning on page 20. We encourage you to read that section carefully.

Where can Newcastle stockholders get more information?	Before the distribution, if you have any questions relating to the distribution, you should contact:
Newcastle Investment Corp. Investor Relations 1345 Avenue of the Americas New York, NY 10105 Tel: 212-479-3195 www.newcastleinv.com
After the spin-off, if you have any questions relating to our common stock, you should contact:
New Senior Investment Group Inc. Address: Tel: 212-479-3140 www. .com

The Spin-Off

The following is a summary of the material terms of the spin-off and other related transactions.

Distributing company	Newcastle Investment Corp.
After the distribution, Newcastle will not own any shares of our common stock.
Distributed company	New Senior Investment Group Inc.
We are a Delaware corporation and, prior to the spin-off, a wholly owned subsidiary of Newcastle. After the distribution, we will be an independent publicly traded company and intend to conduct our business as a REIT for U.S. federal income tax purposes.
Distribution ratio	Each holder of Newcastle common stock will receive share(s) of our common stock for each share of Newcastle common stock held on , 2014, prior to giving effect to a one-for- reverse stock split that Newcastle intends to implement immediately prior to the distribution.
Distributed securities	All of New Senior Investment Group’s shares of common stock owned by Newcastle, which will be 100% of New Senior Investment Group’s common stock outstanding immediately prior to the distribution.
Record date	The record date for the distribution is the close of business on , 2014.
Distribution date	The distribution date is , 2014.
Distribution	On the distribution date, Newcastle, with the assistance of American Stock Transfer & Trust Company, LLC, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Newcastle common stock or take any other action to receive your shares of our common stock. If you sell shares of Newcastle common stock in the “regular-way” market through the distribution date, you will be selling your right to receive shares of New Senior Investment Group common stock in the distribution. Registered stockholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of New Senior Investment Group common stock be transferred to a brokerage or other account at any time, without charge. Beneficial stockholders that hold shares through brokerage firms will receive additional information from their brokerage firms shortly after the distribution date.
Conditions to the distribution	The distribution of our common stock is subject to the satisfaction of the following conditions:
•	the SEC shall have declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order relating to the registration statement is in effect;
•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance; and
•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

Newcastle has the right not to complete the distribution if, at any time, its board of directors determines, in its sole discretion, that the distribution is not in the best interests of Newcastle or that market conditions are such that it is not advisable to separate New Senior Investment Group from Newcastle.
Stock exchange listing	We intend to list our shares of common stock on the NYSE under the ticker symbol “SNR.” We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. See “Our Spin-Off from Newcastle—Market for Common Stock—Trading Between the Record Date and Distribution Date” included elsewhere in this Information Statement.
It is expected that after the distribution of New Senior Investment Group common stock, Newcastle common stock will continue to be traded on the NYSE under the symbol “NCT.”
Distribution agent	American Stock Transfer & Trust Company, LLC
Tax considerations	The distribution of our common stock will not qualify for tax-free treatment, and an amount equal to the fair market value of the shares received by you on the distribution date will be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of Newcastle. The excess will be treated as a non-taxable return of capital to the extent of your tax basis in Newcastle common stock and any remaining excess will be treated as capital gain. Your tax basis in shares of Newcastle held at the time of the distribution will be reduced (but not below zero) to the extent the fair market value of our shares distributed by Newcastle in the distribution exceeds Newcastle’s current and accumulated earnings and profits. Your holding period for such Newcastle shares will not be affected by the distribution. Newcastle will not be able to advise stockholders of the amount of earnings and profits of Newcastle until after the end of the 2014 calendar year. See “Our Spin-Off from Newcastle—Certain U.S. Federal Income Tax Consequences of the Spin-Off,” included elsewhere in this Information Statement.
You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.
Separation and Distribution Agreement	Before the distribution, we will enter into a Separation and Distribution Agreement to effect the spin-off. This agreement will provide for the allocation between us and Newcastle of Newcastle’s assets, liabilities and obligations (including tax-related assets and liabilities) attributable to periods prior to our spin-off from Newcastle. For a discussion of these arrangements, see “Certain Relationships and Transactions with Related Persons, Affiliates and Affiliated Entities” included elsewhere in this Information Statement.
Equitable adjustment of options in connection with the distribution	In connection with the distribution, each Newcastle option held as of the date of the distribution by our Manager or by the directors, officers, employees, service providers, consultants and advisors of our Manager will be converted into an adjusted Newcastle option and a new New Senior Investment Group option. The exercise price of each adjusted Newcastle option and New Senior Investment Group option will be set to collectively maintain the intrinsic value of the Newcastle option immediately prior to the distribution and to maintain the ratio of the exercise price of the adjusted Newcastle option and the New Senior Investment Group option, respectively, to the fair market value of the underlying shares as of the distribution. The terms and conditions applicable to each New Senior Investment Group option will be substantially similar to the terms and conditions otherwise applicable to the Newcastle option as of the date of distribution. The grant of such New Senior Investment Group options will not reduce the number of shares of our common stock otherwise available for issuance under the Plan (as defined below).

SUMMARY CONSOLIDATED AND COMBINED HISTORICAL AND PRO FORMA
FINANCIAL INFORMATION

We were formed as Newcastle Senior Living Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of Newcastle, in May 2012. We converted to a Delaware corporation on May 30, 2014 and changed our name to New Senior Investment Group Inc. on June 16, 2014. Prior to the spin-off, we have not operated our business separate from Newcastle.

The Company is comprised of senior housing properties acquired by Newcastle. The initial acquisition of properties (the “BPM Portfolio”) closed on July 18, 2012 (“Acquisition”) and are deemed as “Predecessor.” Subsequent to the Company’s initial acquisition of these properties (“Successor”), the Successor financial statements were prepared reflecting the acquisition accounting and other transaction adjustments resulting from the acquisition of the BPM Portfolio and other senior housing properties.

The summary historical consolidated financial data as of and for the three months ended March 31, 2014 and for the three months ended March 31, 2013 is derived from the unaudited condensed consolidated financial statements of New Senior Investment Group. The summary historical consolidated financial data as of and for the year ended December 31, 2013 (Successor), as of December 31, 2012 (Successor), and for the period from July 18, 2012 to December 31, 2012 (Successor), is derived from the audited consolidated financial statements of New Senior Investment Group, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The summary historical combined financial data as of and for the year ended December 31, 2011 (Predecessor), and for the period from January 1, 2012 to July 17, 2012 (Predecessor), is derived from the audited combined financial statements of our Predecessor, which have been audited by Ernst & Young LLP, an independent registered public accounting firm.

As described in Note 2 of our consolidated financial statements included elsewhere in this Information Statement, we applied acquisition accounting as of July 17, 2012 in connection with the acquisition of the initial portfolio of senior housing properties by Newcastle. As a result, our financial data is not comparable to that of our Predecessor.

The summary unaudited pro forma consolidated financial information was derived from the application of pro forma adjustments to the consolidated financial statements of New Senior Investment Group. The summary unaudited pro forma consolidated statement of operations for the three months ended March 31, 2014 and for the year ended December 31, 2013 gives effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or had become effective as of January 1, 2013. The summary unaudited pro forma consolidated balance sheet as of March 31, 2014 gives effect to the Pro Forma Transactions as if they had occurred on March 31, 2014. The pro forma operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2014 or for any future period.

The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable in order to reflect, on a pro forma basis, the impact of the transactions listed below on our historical financial information. The summary consolidated and combined historical and pro forma financial information is provided for informational and illustrative purposes only and should be read in conjunction with the sections entitled “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated and combined financial statements included elsewhere in this Information Statement. All amounts are presented in thousands unless otherwise noted.

The unaudited pro forma consolidated information set forth below reflects the historical information of New Senior Investment Group, as adjusted to give effect to the following transactions (collectively, the “Pro Forma Transactions”):

•	the acquisition of the Holiday Portfolio on December 23, 2013 and the triple net master leases of the Holiday Portfolio;
•	the acquisition of the TJM Portfolio on August 1, 2013;
•	the Management Agreement between us and the Manager to be executed upon separation; and
•	the issuance of New Senior Investment Group stock.

Operating Data

(dollars in thousands)	Successor						Predecessor
	For the three months ended March 31,			For the year ended December 31,		For the period from July 18, 2012 to December 31, 2012	For the period from January 1, 2012 to July 17, 2012	For the year ended December 31, 2011
	2014	2014	2013	2013	2013
	Pro Forma	Historical		Pro Forma	Historical	Historical	Historical	Historical
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Resident fees and services	$35,537	$35,537	$12,979	$112,905	$83,218	$18,000	$19,680	$36,419
Rental revenue	22,298	22,298	–	89,287	1,918	–	–	–
Total revenues	57,835	57,835	12,979	202,192	85,136	18,000	19,680	36,419

Expenses
Property operating expenses	25,691	25,691	9,204	81,459	60,452	13,011	13,778	25,512
Depreciation and amortization	22,835	22,835	4,033	84,888	26,933	5,784	1,203	2,418
Acquisition and transaction	4,091	4,091	31	12,568	12,568	6,037	–	–
Interest	13,305	13,305	1,221	51,404	10,589	1,767	2,534	4,699
Management fee to affiliate	1,880	1,653	290	7,796	1,796	464	–	–
General and administrative	838	838	156	3,379	2,188	274	20	16
Total expenses	68,640	68,413	14,935	241,494	114,526	27,337	17,535	32,645
Income (loss) before income taxes	(10,805)	(10,578)	(1,956)	(39,302)	(29,390)	(9,337)	2,145	3,774
Income tax expense	360	360	211	656	656	150	–	–
Net (loss) income	$(11,165)	$(10,938)	$(2,167)	$(39,958)	$(30,046)	$(9,487)	$2,145	$3,774
Other Data
FFO(1)	N/A	$9,237	$1,690	N/A	$(5,365)	$(3,815)
Normalized FFO(1)	N/A	13,328	1,721	N/A	7,203	2,222
Adjusted EBITDA(2)	N/A	29,653	3,329	N/A	20,700	4,251

Balance Sheet Data

(dollars in thousands)	Successor
	March 31, 2014 Pro Forma	March 31, 2014	December 31, 2013	December 31, 2012
	(unaudited)	(unaudited)
Total assets	$1,566,928	$1,566,928	$1,549,595	$196,330
Total liabilities	1,165,983	1,165,983	1,141,760	126,626
Total stockholder’s and member’s equity	400,945	400,945	407,835	69,704

(1)	We believe that net income, as defined by U.S. generally accepted accounting principles (“GAAP”), is the most appropriate earnings measurement. However, we consider FFO and Normalized FFO (as defined below) to be appropriate supplemental measures of operating performance of an equity REIT. We believe that Normalized FFO is useful because it allows investors, analysts and our management to compare our operating performance to the operating performance of other REITs and between periods on a consistent basis without having to account for differences caused by unanticipated items and events such as transaction costs. See “Non-GAAP Financial Measures.”
We have a limited operating history and we acquired our first portfolio of senior housing properties on July 18, 2012. Since real estate investments have been remeasured to fair value as of the date of acquisition, the carrying amount of these assets on our consolidated balance sheets in the Successor periods increased significantly – as well as the related depreciation expense which, accordingly, cannot be meaningfully compared to depreciation expense for the Predecessor periods, as it is based on a lower historical cost basis. In addition, because we typically refinanced the mortgages associated with the senior housing properties that we acquire, interest expense for the Successor and Predecessor periods is not directly comparable. Also, our Parent has been a party to the Management Agreement with FIG LLC, a subsidiary of Fortress, and we were allocated a portion of the management fee during the Successor periods. We were not party to the Management Agreement during the Predecessor periods. As such, we believe the non-GAAP financial measures for the Predecessor periods are not meaningful to the investors, analysts and our management to assess the financial performance of the Company and have not been presented herein.

We use the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. NAREIT defines FFO as net income (computed in accordance with GAAP) excluding gains (losses) from sales of depreciable real estate assets, impairment charges of depreciable real estate, plus real estate depreciation and amortization (excluding depreciation on non-real estate assets, such as furniture, fixture and equipment), and after adjustments for unconsolidated entities and joint ventures to reflect FFO on the same basis.

We define “Normalized FFO” as FFO excluding the following income and expense items (which may be recurring in nature): (a) acquisition and transaction related expenses; (b) the write off of unamortized deferred financing fees, or additional costs, make whole payments, penalties or premiums incurred as a result of early retirement or payment of debt; and (c) changes in the fair value of contingent consideration and financial instruments.

FFO and Normalized FFO do not represent net income or cash flow from operating activities as determined in accordance with GAAP and should not be considered as alternative for measures reported in accordance with GAAP. These measures may not be identical or comparable to similar measures presented by other real estate companies as not all real estate companies use the same definitions.

The following table sets forth a reconciliation of net income (loss) to FFO and Normalized FFO for the three months ended March 31, 2014 and March 31, 2013 (Successor), the year ended December 31, 2013 (Successor) and the period from July 18, 2012 to December 31, 2012 (Successor):

(dollars in thousands)	Successor
	For the three months ended March 31,		For the year ended December 31, 2013	For the period from July 18, 2012 to December 31, 2012
	2014	2013
Net loss:	$(10,938)	$(2,167)	$(30,046)	$(9,487)
Depreciation and amortization of real estate assets	20,175	3,857	24,681	5,672
FFO	$9,237	$1,690	$(5,365)	$(3,815)
Acquisition and transaction expenses	4,091	31	12,568	6,037
Normalized FFO	$13,328	$1,721	$7,203	$2,222
(2)	We consider adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) as an important supplemental measure to net income because it provides another manner in which to evaluate our operating performance on an unleveraged basis. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding acquisition and transaction expenses, gains (losses) on sales of real estate, impairment charges and changes in fair value of contingent consideration and financial instruments.

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for the three months ended March 31, 2014 and March 31, 2013 (Successor), the year ended December 31, 2013 (Successor), and the period from July 18, 2012 to December 31, 2012 (Successor):

(dollars in thousands)	Successor
	For the three months ended March 31,		For the year ended December 31, 2013	For the period from July 18, 2012 to December 31, 2012
	2014	2013
Net loss	$(10,938)	$(2,167)	$(30,046)	$(9,487)
Interest	13,305	1,221	10,589	1,767
Taxes	360	211	656	150
Depreciation and amortization	22,835	4,033	26,933	5,784
Acquisition and transaction expenses	4,091	31	12,568	6,037
Adjusted EBITDA	$29,653	$3,329	$20,700	$4,251
Adjusted EBITDA does not represent, and should not be considered as an alternative to, net income as determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS

You should carefully consider the following risks and other information in this Information Statement in evaluating us and our common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition. The risk factors generally have been separated into the following groups: risks related to our business, risks related to our Manager, risks related to the spin-off, risks related to our taxation as a REIT and risks related to our common stock. However, these categories do overlap and should not be considered exclusive.

RISKS RELATED TO OUR BUSINESS

We have no operating history as an independent company and may not be able to successfully operate our business strategy or generate sufficient revenue to make or sustain distributions to our stockholders.

We have no experience operating as an independent company and cannot assure you that we will be able to successfully operate our business or implement our operating policies and strategies as described in this Information Statement. Furthermore, we were formed in 2012 and have a limited operating history. We completed our first investment in senior housing properties in July 2012. The timing, terms, price and form of consideration that we pay in future transactions may vary meaningfully from prior transactions.

Once we commence operations as an independent company, there can be no assurance that we will be able to generate sufficient returns to pay our operating expenses and make satisfactory distributions to our stockholders, or any distributions at all. Our results of operations and our ability to make or sustain distributions to our stockholders depend on several factors, including the availability of opportunities to acquire attractive assets, the level and volatility of interest rates, the availability of adequate short- and long-term financing, fluctuations in occupancy, Medicaid reimbursement, if applicable, and private pay rates; economic conditions; competition; federal, state, local, and industry-regulated licensure, certification and inspection laws, regulations, and standards; the availability and increases in cost of general and professional liability insurance coverage; state regulation and rights of residents related to entrance fees; and the availability and increases in the cost of labor (as a result of unionization or otherwise).

The financial information included in this Information Statement may not be indicative of the results we would have achieved as a separate stand-alone company and are not a reliable indicator of our future performance or results.

We did not operate as a separate, stand-alone company for the entirety of the historical periods presented in the financial information included in this Information Statement, which has been derived from Newcastle’s historical financial statements. Therefore, the financial information in this Information Statement does not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a separate, stand-alone public company prior to our spin-off from Newcastle. This is primarily a result of the following factors:

•	the financial results in this Information Statement do not reflect all of the expenses we will incur as a public company;
•	the working capital requirements and capital for general corporate purposes for our assets were satisfied prior to the spin-off as part of Newcastle’s corporate-wide cash management policies. Newcastle is not required, and does not intend, to provide us with funds to finance our working capital or other cash requirements, so we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements; and
•	our cost structure, management, financing and business operations are significantly different as a result of operating as an independent public company. These changes result in increased costs, including, but not limited to, fees paid to our Manager, legal, accounting, compliance and other costs associated with being a public company with equity securities traded on the NYSE.

Our determination of how much leverage to apply to our investments may adversely affect our return on our investments and may reduce cash available for distribution.

We may leverage our assets through a variety of borrowings. Our investment guidelines do not limit the amount of leverage we may incur with respect to any specific senior housing property or pool of properties. The return we are able to earn on our investments and cash available for distribution to our stockholders may be significantly reduced due to changes in market conditions, which may cause the cost of our financing to increase relative to the income that can be derived from our assets.

The income from any senior housing properties is dependent on the ability of the property managers of such properties to successfully manage these properties.

Subject to maintaining our qualification as a REIT, we intend to continue to purchase senior housing properties and engage other parties (including affiliates of our Manager) to manage the operations or lease the properties. The income we recognize from any senior housing properties that we engage other parties to manage would be dependent on the ability of the property manager(s) of such properties to successfully manage these properties. The property manager(s) would compete with other companies on a number of different levels, including: the quality of care provided, reputation, the physical appearance of a property, price and range of services offered, alternatives for healthcare delivery, the supply of competing properties, physicians, staff, referral sources, location, the size and demographics of the population in surrounding areas, and the financial condition of tenants and managers. A property manager’s inability to successfully compete with other companies on one or more of the foregoing levels could adversely affect the senior housing property and materially reduce the income we would receive from an investment in such property.

Our inability to obtain financing on favorable terms, if at all, may impede our ability to grow.

We may not be able to fund all future capital needs from cash retained from operations. If we are unable to obtain enough internal capital, we may need to rely on external sources of capital (including debt and equity financing) to fulfill our capital requirements. If we cannot access these external sources of capital, we may not be able to make the investments needed to grow our business. Our ability to obtain financing depends upon a number of factors, some of which we have little or no control over, including but not limited to:

•	general availability of credit and market conditions, including rising interest rates and increasing borrowing cost;
•	the market price of the shares of our equity securities and the credit ratings of our debt and preferred securities;
•	the market’s perception of our growth potential and our current and potential future earnings and cash distributions;
•	our degree of financial leverage and operational flexibility;
•	the financing integrity of our lenders, which might impair their ability to meet their commitments to us or their willingness to make additional loans to us, and our inability to replace the financing commitment of any such lender on favorable terms, or at all;
•	the stability in the market value of our properties;
•	the financial performance and general market perception of our property managers and tenants (including the Master Tenants);
•	changes in the credit ratings on United States government debt securities or default or delay in payment by the United States of its obligations;
•	Issues facing the healthcare industry, including, but not limited to, healthcare reform and changes in government reimbursement policies.

If our access to financing is limited by these factors or other factors, it could impede our ability to grow and have a material adverse impact on our ability to fund operations, refinance our debt obligations, fund dividend payments, acquire properties and development activities.

Our ability to successfully manage a senior housing property depends on our ability to continue to maintain or improve occupancy levels, specifically in our Managed Properties segment.

Any senior housing property in which we invest may have relatively flat or declining occupancy levels due to falling home prices, declining incomes, stagnant home sales, and other economic factors. In addition, the senior housing segment may continue to experience a decline in occupancy due to the weak economy and the associated decision of certain residents to vacate a property and instead be cared for at home. A material decline in occupancy levels and revenues may make it more difficult for the manager of any senior housing property in which we invest to successfully generate income for us. Alternatively, to avoid a decline in occupancy, a manager may reduce the rates charged, which would also reduce our revenues and therefore negatively impact the ability to generate income.

We are not permitted to operate our properties and we are dependent on the property managers and tenants (including the Master Tenants) of our properties.

We are not permitted to operate our AL/MC properties, and we are dependent on the property managers of our AL/MC properties and on tenants (including the Master Tenants) for our triple net lease properties.

Because U.S. federal income tax laws generally restrict REITs and their subsidiaries from operating healthcare properties, we do not manage our AL/MC senior housing properties. Instead, AL/MC investments are structured to be compliant with the REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”).

The RIDEA structure permits a REIT to lease properties to a TRS if the TRS hires an “eligible independent contractor” (“EIK”) to manage the property. Under this structure, the REIT leases healthcare properties to the TRS and receives rent while the TRS earns income from the properties’ operations, and pays a management fee to the EIK and rent to the REIT property owner.

Accordingly, our TRSs have retained Holiday and Blue Harbor to manage properties that are leased to it by us. Although we have various rights pursuant to our property management agreements, we rely upon our property managers’ personnel, expertise, technical resources and information systems, proprietary information, good faith and judgment to manage our senior housing operations efficiently and effectively. We also rely on our property managers to provide accurate property-level financial results for our properties in a timely manner and to otherwise operate our properties in compliance with the terms of our property management agreements and all applicable laws and regulations. We rely on Holiday and Blue Harbor to attract and retain skilled management personnel and property level personnel who are responsible for the day-to-day operations of our properties. Increases in labor costs and other property operating expenses, or significant changes in Holiday’s or Blue Harbor’s ability to manage our properties efficiently and effectively could adversely affect the income we receive from our properties and have a material adverse effect on us. As managers, our property managers do not lease our properties, and, therefore, we are not directly exposed to their credit risk in the same manner or to the same extent as our triple net tenants. However, any adverse developments in Holiday’s or Blue Harbor’s business and affairs or financial condition could impair its ability to manage our properties efficiently and effectively and could have a material adverse effect on us.

While we monitor our property managers’ and tenants’ (including the Master Tenants’) performance, we have limited recourse under our property management agreements if we believe that the property managers are not performing adequately. In addition, our property managers may manage, own or invest in, properties that compete with our properties, which may result in conflicts of interest. As a result, our property managers may make decisions regarding competing properties that are not in our best interests.

The triple net lease structure also provides us with a REIT-eligible structure for owning senior housing properties. The triple net lease structure permits a REIT to lease properties to an operator and collect rent from the operator. Unlike the RIDEA structure, the triple net lease structure creates credit risk from the tenant. We depend on our tenants (including the Master Tenants) to pay all insurance, taxes, utilities and maintenance and repair expenses in connection with the leased properties. Our tenants may not have sufficient assets, income and access to financing to enable them to make rental payments to us or to otherwise satisfy their respective obligations under our leases, and any inability or unwillingness by them to do so could have a material adverse effect on us. In addition, any failure by a tenant to effectively conduct its operations or to maintain and improve our properties could adversely affect its business reputation and its ability to attract and retain residents in our properties, which could have a material adverse effect on us. Our tenants have also agreed to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with their respective businesses, and we cannot assure you that they will have sufficient assets, income, access to financing and insurance coverage to enable it to satisfy its indemnification obligations.

Increases in labor costs at our senior housing properties may have a material adverse effect on us.

Wages and employee benefits represent a significant part of the expenses of any senior housing property. In connection with our RIDEA AL/MC properties and in connection with our IL-only properties that are managed by our property managers, we rely on our property managers to attract and retain skilled management personnel and property level personnel who are responsible for the day-to-day operations of our properties.

The market for qualified nurses and healthcare professionals is highly competitive. Periodic and geographic area shortages of nurses or other trained personnel may require our property managers to increase the wages and benefits offered to its employees in order to attract and retain these personnel or to hire more expensive temporary personnel. Also, our property managers may have to compete with numerous other employers for lesser skilled workers.

As we acquire additional properties, we may be required to pay increased compensation or offer other incentives to retain key personnel and other employees. Employee benefits costs, including employee health insurance and workers’ compensation insurance costs, have materially increased in recent years. Increasing employee health and workers’ compensation insurance costs may materially and negatively affect our earnings at our senior housing properties. We cannot assure you that labor costs at our senior housing properties will not increase or that any increase will be matched by corresponding increases in rates charged to residents. Any significant failure by our property managers to control labor costs or to pass on any such increased labor costs to residents through rate increases could have a material adverse effect on our business, financial condition and results of operations. In addition, if the Master Tenants of the Holiday Portfolio fail to attract and retain qualified personnel, their ability to satisfy their obligations to us could be impaired.

Termination of assisted living resident agreements and resident attrition could adversely affect our revenues and earnings at our senior housing properties.

State regulations governing assisted living properties typically require a written agreement with each resident. Most of these regulations also require that each resident have the right to terminate these assisted living resident agreements for any reason on reasonable notice. Consistent with these regulations, most resident agreements at our senior housing properties allow residents to terminate their agreements on 30 days’ notice. Thus, our property managers may be unable to contract with assisted living residents to stay for longer periods of time, unlike typical apartment leasing arrangements that involve lease agreements with terms of up to a year or longer. If a large number of residents elected to terminate their resident agreements at or around the same time, our revenues and earnings from our assisted living properties could be materially and adversely affected. In addition, the advanced ages of the residents at our senior housing properties makes the resident turnover rate in these properties difficult to predict.

We do not know if our tenants (including the Master Tenants) will renew their leases, and if they do not, we may be unable to lease the properties on as favorable terms, or at all.

We cannot predict whether our tenants (including the Master Tenants) will renew their leases at the end of their lease terms, which expire at various times. If these leases are not renewed, we would be required to find other tenants to occupy those properties or sell them. There can be no assurance that we would be able to identify suitable replacement tenants or enter into leases with new tenants on terms as favorable to us as the current leases or that we would be able to lease those properties at all.

Our property managers and tenants (including the Master Tenants) may be faced with significant potential litigation and rising insurance costs that not only affect their ability to obtain and maintain adequate liability and other insurance, but also may affect their ability to pay their lease payments and fulfill their insurance and indemnification obligations to us.

In some states, advocacy groups monitor the quality of care at assisted and independent living communities, and these groups have brought litigation against operators. Also, in several instances, private litigation by assisted and independent living community residents or their families have succeeded in winning very large damage awards for alleged neglect. The effect of this litigation and potential litigation has been to materially increase the costs of monitoring and reporting quality of care compliance. The cost of liability and medical malpractice insurance has increased and may continue to increase so long as the present litigation environment in many parts of the United States continues. This may affect the ability of some of our property managers and tenants (including the Master Tenants) to obtain and maintain adequate liability and other insurance and manage their related risk exposures. In addition to causing some of our property managers and tenants (including the Master Tenants) to be unable to fulfill their insurance, indemnification and other obligations to us under their property management agreements or leases and thereby potentially exposing us to those risks, these litigation risks and costs could cause some of our property managers and tenants (including the Master Tenants) to become unable to pay rents due to us. Such nonpayment could potentially affect our ability to meet future monetary obligations under our financing arrangements.

The failure of our property managers and tenants (including the Master Tenants) to comply with laws relating to the operation of our property managers’ and tenants’ (including the Master Tenants’) properties may have a material adverse effect on the ability of our tenants (including the Master Tenants) to pay us rent, the profitability of our managed properties and the values of our properties.

We and our property managers and tenants (including the Master Tenants) are subject to or impacted by extensive, frequently changing federal, state and local laws and regulations. Some of these laws and regulations include: state and local licensure laws; laws protecting consumers against deceptive practices; laws relating to the operation of our properties and how our property managers and tenants (including the Master Tenants) conduct their operations, such as fire, health and safety laws and privacy laws; federal and state laws affecting communities that participate in Medicaid; the Americans with Disabilities Act and similar state and local laws; and safety and health standards set by the Occupational Safety and Health Administration. We and our property managers and tenants (including the Master Tenants) expend significant resources to maintain compliance with these laws and regulations, and responding to any allegations of noncompliance also results in the expenditure of significant resources. If we or our property managers or tenants (including the Master Tenants) fail to comply with any applicable legal requirements, or are unable to cure deficiencies, certain sanctions may be imposed and, if imposed, may adversely affect our tenants’ (including the Master Tenants’) ability to pay their rent, the profitability of affected properties managed by our property managers and the values of our properties. Further, changes in the regulatory framework could have a material adverse effect on the ability of our tenants (including the Master Tenants) to pay us rent (and any such nonpayment could potentially affect our ability to meet future monetary obligations under our financing arrangements), the profitability of our properties managed by our property managers and the values of our properties.

We and our property managers and tenants (including the Master Tenants) are required to comply with federal and state laws governing the privacy, security, use and disclosure of individually identifiable information, including financial information and protected health information. Under the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), we and our property managers and tenants (including the Master Tenants) are required to comply with the HIPAA privacy rule, security standards, and standards for electronic healthcare transactions. State laws also govern the privacy of individual health information, and these laws are, in some jurisdictions, more stringent than HIPAA. Other federal and state laws govern the privacy of individually identifiable information. If we or our property managers or tenants (including the Master Tenants) fail to comply with applicable federal or state standards, we or they could be subject to civil sanctions and criminal penalties, which could materially and adversely affect our business, financial condition and results of operations.

Our properties and their operations are subject to extensive regulations.

Various governmental authorities mandate certain physical characteristics of senior housing properties. Changes in laws and regulations relating to these matters may require significant expenditures. Our property management agreements and triple net leases generally require our managers and tenants (including the Master Tenants) to maintain our properties in compliance with applicable laws and regulations, and we expend resources to monitor their compliance. However, our property managers and tenants (including the Master Tenants) may neglect maintenance of our properties if they suffer financial distress. We may agree to fund capital expenditures in return for rent increases or other concessions. Our available financial resources or those of our property managers and tenants (including the Master Tenants) may be insufficient to fund the expenditures required to operate our properties in accordance with applicable laws and regulations. If we fund these expenditures, our tenants’ (including the Master Tenants’) financial resources may be insufficient to satisfy their increased rental payments to us or other incremental obligations.

Licensing and Medicaid laws may also require some or all of our senior housing property managers and tenants (including the Master Tenants) to comply with extensive standards governing their operations. In addition, certain laws prohibit fraud by senior housing operators and other healthcare communities, including civil and criminal laws that prohibit false claims in Medicaid and other programs and that regulate patient referrals. In recent years, the federal and state governments have devoted increasing resources to monitoring the quality of care at senior housing communities and to anti-fraud investigations in healthcare operations generally. When violations of applicable laws are identified, federal or state authorities may impose civil monetary damages, treble damages, repayment requirements and criminal sanctions. Healthcare communities may also be subject to license revocation or conditional licensure and exclusion from Medicaid participation or conditional participation. When quality of care deficiencies or improper billing are identified, various laws may authorize civil money penalties or fines; the suspension, modification, or revocation of a license or Medicaid participation; the suspension or denial of admissions of residents;

the denial of payments in full or in part; the implementation of state oversight, temporary management or receivership; and the imposition of criminal penalties. We, our property managers and our tenants (including the Master Tenants) may receive notices of potential sanctions from time to time, and governmental authorities may impose such sanctions from time to time on our properties. If our property managers and tenants (including the Master Tenants) are unable to cure deficiencies which have been identified or which are identified in the future, these sanctions may be imposed, and if imposed, may adversely affect our tenants’ ability to pay rents to us (and any such nonpayment could potentially affect our ability to meet future monetary obligations under our financing arrangements), and our ability to identify substitute property managers or tenants. Federal and state requirements for change in control of healthcare communities, including, as applicable, approvals of the proposed operator for licensure, certificate of need (“CON”) and Medicaid participation, may also limit or delay our ability to find substitute tenants or property managers. If any of our property managers or tenants (including the Master Tenants) becomes unable to operate our properties, or if any of our tenants (including the Master Tenants) becomes unable to pay its rent because it has violated government regulations or payment laws, we may experience difficulty in finding a substitute tenant or property manager or selling the affected property for a fair and commercially reasonable price, and the value of an affected property may decline materially.

The Master Tenants may be unable to cover their lease obligations to us, and there can be no assurance that the Guarantor will be able to cover any shortfall.

The Master Tenants are subject to various financial covenants pursuant to the lease agreements, including compliance with the Lease Coverage Ratio, which is defined as the ratio of facility level net operating income for the applicable trailing twelve (12) month period for the Facilities in the aggregate, to the Base Rent for such trailing twelve (12) month period and measured quarterly commencing with the quarter ending December 31, 2014.

If either of the Master Tenants is not able to satisfy its obligations to us, we would be entitled, among other remedies, to use any funds of Holiday then held by us and to seek recourse against the Guarantor under its guaranty of the applicable master lease. Such guaranty includes certain financial covenants of the Guarantor, including maintaining a minimum net worth of $150 million (book value plus accumulated depreciation, and certain other adjustments as defined in the guaranty), a minimum fixed charge coverage ratio of 1.10 and a maximum leverage ratio of 10 to 1. The Guarantor has guaranteed significant lease obligations of various other subsidiaries in addition to its guaranty of the Master Tenants’ obligations. In the future, the Guarantor may execute additional guaranties of the lease obligations of its subsidiaries without limitation, though subject to covenants. As of the closing of the Holiday acquisition, the Guarantor had a net worth (book value plus accumulated depreciation and certain other adjustments) of approximately $420 million (which amount includes a $43.4 million security deposit posted by the Master Tenants). There can be no assurance that the Guarantor will have the resources necessary to satisfy its obligations to us under its guaranty of the master leases in the event that either of the Master Tenants fails to satisfy its lease obligations to us in full, which could have a material adverse effect on us.

Our acquisitions of senior housing properties may not be successful.

We intend to acquire additional senior housing properties. We may not be able to consummate attractive acquisition opportunities and those that we do consummate may not be successful. We might encounter unanticipated difficulties and expenditures relating to any acquired properties. Newly acquired properties might require significant management attention. We might never realize the anticipated benefits of our acquisitions. Notwithstanding pre-acquisition due diligence, we do not believe that it is possible to fully understand a property before it is operated for an extended period of time. For example, we could acquire a property that contains undisclosed defects in design or construction. In addition, after our acquisition of a property, the market in which the acquired property is located may experience unexpected changes that adversely affect the property’s value. The occupancy of properties that we acquire may decline during our ownership, and rents or returns that are in effect or expected at the time a property is acquired may decline thereafter. Also, our property operating costs for acquisitions may be higher than we anticipate and acquisitions of properties may not yield the returns we expect and, if financed using debt or new equity issuances, may result in stockholder dilution. For these reasons, among others, any acquisitions of additional properties may not succeed or may cause us to experience losses.

Competition may affect our property managers’ and tenants’ (including the Master Tenants’) ability to meet their obligations to us or make it difficult for us to identify and purchase, or develop, suitable senior housing properties to grow our investment portfolio.

We face significant competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders, developers and other institutional investors, some of whom may have greater resources and lower costs of capital than we do. Increased competition makes it more challenging for us to identify and successfully capitalize on opportunities that meet our business goals and could improve the bargaining power of property owners seeking to sell, thereby impeding our investment, acquisition and development activities. If we cannot identify and purchase a sufficient quantity of senior housing properties at favorable prices or if we are unable to finance acquisitions on commercially favorable terms, it could have a material adverse effect on our business, financial condition and results of operations.

The healthcare industry is also highly competitive, and our property managers and tenants (including the Master Tenants) may encounter increased competition for residents and patients, including with respect to the scope and quality of care and services provided, reputation and financial condition, physical appearance of the properties, price and location. The operations of our RIDEA AL/MC properties and our IL-only properties depend on the competiveness and financial viability of the properties. If our managers are unable to successfully compete with other operators and managers by maintaining profitable occupancy and rate levels, their ability to generate income for us may be materially adversely affected. The operations of our triple net lease tenants (including the Master Tenants) also depend upon their ability to successfully compete with other operators and managers. If our tenants (including the Master Tenants) are unable to successfully compete, their ability to fulfill their obligations to us, including the ability to make rent payments to us, may be materially adversely affected. Future changes in government regulation may adversely affect the healthcare industry, including our senior housing properties and healthcare operations, property managers and tenants, and our property managers and tenants may not achieve and maintain occupancy and rate levels that will enable them to satisfy their obligations to us. Any adverse changes in the regulation of the healthcare industry or the competitiveness of our property managers and tenants could have a more pronounced effect on us than if we had investments outside the senior housing and healthcare industries.

Our tenants (including the Master Tenants) may become subject to bankruptcy or insolvency proceedings.

Our tenants (including the Master Tenants) may not be able to meet the rent or other payments due us, which may result in a tenant bankruptcy or insolvency, or that a tenant might become subject to bankruptcy or insolvency proceedings for other reasons. Although our operating lease agreements provide us with the right to evict tenants, demand immediate payment of rent and exercise other remedies, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization. A tenant in bankruptcy or subject to insolvency proceedings may be able to limit or delay our ability to collect unpaid rent and to exercise other rights and remedies.

We may be required to fund certain expenses (e.g., real estate taxes and maintenance) to preserve the value of an investment property, avoid the imposition of liens on a property and/or transition a property to a new tenant. If we cannot transition a leased property to a new tenant, we may take possession of that property, which may expose us to certain successor liabilities. Should such events occur, our revenue and operating cash flow may be adversely affected.

Transfers of healthcare properties may require regulatory approvals and these properties may not have efficient alternative uses.

Transfers of healthcare properties to successor operators frequently are subject to regulatory approvals or notifications, including, but not limited to, change of ownership approvals under CON or determination of need laws, state licensure laws and Medicaid provider arrangements that are not required for transfers of other types of real estate. The replacement of a healthcare property operator could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the property or the replacement of the operator licensed to manage the property. Alternatively, given the specialized nature of our properties, we may be required to spend substantial time and funds to adapt these properties to other uses. If we are unable to timely transfer properties to successor operators or find efficient alternative uses, our revenue and operations may be adversely affected.

Certain of our properties may require a license or registration to operate.

Failure to obtain a license or registration or loss of a required license or registration would prevent a property from operating in the manner intended by the property managers or tenants (including the Master Tenants). These events could materially adversely affect our property managers’ ability to generate income for us or our tenants’ ability to make rent payments to us. State and local laws also may regulate the expansion, including the addition of new beds or services or acquisition of medical equipment, and the construction or renovation of healthcare properties, by requiring a CON or other similar approval from a state agency.

The impact of the comprehensive healthcare regulation enacted in 2010 on us and our property managers and tenants (including the Master Tenants) cannot accurately be predicted.

The Health Reform Laws provide states with an increased federal medical assistance percentage under certain conditions. On June 28, 2012, The United States Supreme Court upheld the individual mandate of the Health Reform Laws but partially invalidated the expansion of Medicaid. The ruling on Medicaid expansion will allow states not to participate in the expansion—and to forego funding for the Medicaid expansion—without losing their existing Medicaid funding. Given that the federal government substantially funds the Medicaid expansion, it is unclear whether any state will pursue this option, although at least some appear to be considering this option at this time. The participation by states in the Medicaid expansion could have the dual effect of increasing our property managers’ and tenants (including the Master Tenants’) revenues, through new patients, but further straining state budgets. While the federal government will pay for approximately 100% of those additional costs from 2014 to 2016, states will be expected to begin paying for part of those additional costs in 2017. With increasingly strained budgets, it is unclear how states will pay their share of these additional Medicaid costs and what other healthcare expenditures could be reduced as a result. A significant reduction in other healthcare related spending by states to pay for increased Medicaid costs could affect our property managers’ and tenants’ (including the Master Tenants’) revenue streams, which could materially and adversely affect our business, financial condition and results of operations.

Risk factors related to properties under construction or development.

In the future, we might construct one or more new properties. Any failure by us, our property managers or tenants to obtain the required license, certification, contracts, governmental permits and authorizations, or to obtain financing on favorable terms, may impede our ability to earn revenues on the relevant properties. Additionally, we may have to wait years for significant cash returns on newly developed properties, and if the cash flow from operations or refinancing is not sufficient, we may be forced to borrow additional money to fund our cash distributions to stockholders. Furthermore, if our financial projections with respect to a new property are inaccurate due to increases in capital costs or other factors, the property may fail to perform as we expected in analyzing our investment.

Our investments are concentrated in senior housing real estate, making us more vulnerable economically to adverse changes in the real estate market and the senior housing industry than if our investments were diversified.

We invest primarily in senior housing properties. Our investment focus exposes us to greater economic risk than if our portfolio were to include real estate assets in other industries or non-real estate assets.

Any adverse changes in the regulation of the healthcare industry or the competitiveness of our property managers and tenants (including the Master Tenants) could have a more pronounced effect on us than if our investments were further diversified.

Real estate investments are relatively illiquid, and our ability to quickly sell or exchange our properties in response to changes in economic or other conditions is limited. In the event we desire or need to sell any of our properties, the value of those properties and our ability to sell at a price or on terms acceptable to us could be adversely affected by a downturn in the real estate industry or any weakness in the senior housing industry. We cannot assure you that we will recognize the full value of any property that we sell for liquidity or other reasons, and the inability to respond quickly to changes in the performance of our investments could adversely affect our business, results of operations and financial condition.

Overbuilding in markets in which our senior housing properties are located could adversely affect our future occupancy rates, operating margins and profitability.

The senior housing industry generally has limited barriers to entry, and, as a consequence, the development of new senior housing properties could outpace demand. If development outpaces demand for those asset types in the markets in which our properties are located, those markets may become saturated and we could experience decreased occupancy, reduced operating margins and lower profitability.

If any of our properties are found to be contaminated, or if we become involved in any environmental disputes, we could incur substantial liabilities and costs.

Under federal and state environmental laws and regulations, a current or former owner of real property may be liable for costs related to the investigation, removal and remediation of hazardous or toxic substances or petroleum that are released from or are present at or under, or that are disposed of in connection with such property. Owners of real property may also face other environmental liabilities, including government fines and penalties imposed by regulatory authorities and damages for injuries to persons, property or natural resources. Environmental laws and regulations often impose liability without regard to whether the owner was aware of, or was responsible for, the presence, release or disposal of hazardous or toxic substances or petroleum. In certain circumstances, environmental liability may result from the activities of a current or former operator of the property. Although we are generally indemnified by our property managers and tenants (including the Master Tenants) of our properties for contamination caused by them, these indemnities may not adequately cover all environmental costs.

All of our revenue is attributable to properties managed by two property managers, Holiday and Blue Harbor, and tenants affiliated with Holiday.

As of December 31, 2013, either Blue Harbor or Holiday managed all of our managed properties. We pay annual property management fees pursuant to long-term property management agreements. Currently, all of our property management agreements have initial 10-year terms, with successive automatic 1-year renewal periods. For AL/MC properties, we pay base management fees equal to 6% of effective gross income for the first two years and 7% thereafter. For IL-only properties, we pay base management fees of 5% of effective gross income. As managers, Blue Harbor and Holiday do not lease our properties and, therefore, we are not directly exposed to their credit risk in the same manner or to the same extent as a triple net lease tenant. However, we rely on our managers’ personnel, expertise, technical resources and information systems, proprietary information, good faith and judgment to manage our senior housing operations efficiently and effectively. We also rely on our managers to set appropriate resident fees and to otherwise operate our senior housing communities in compliance with the terms of our property management agreements and all applicable laws and regulations. Although we have various rights as the property owner under our property management agreements, including various rights to set budget guidelines and to terminate and exercise remedies under those agreements as provided therein, Blue Harbor’s or Holiday’s failure, inability or unwillingness to satisfy its respective obligations under those agreements, to efficiently and effectively manage our properties or to provide timely and accurate accounting information with respect thereto could have a material adverse effect on us.

We may continue to purchase senior housing properties and engage the sellers of such facilities or other third parties under a triple net lease in which the rental payments are fixed with scheduled periodic increases that are either fixed or based on the Consumer Price Index with caps. The properties we currently lease to Holiday account for a significant portion of our total revenues and net operating income from our senior housing properties, and because our leases with Holiday are triple net leases, we depend on Holiday to pay all operating costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance, and payroll expense of property-level employees in connection with the leased properties. We cannot assure you that Holiday will have sufficient assets, income and access to financing to enable them to satisfy its obligations to us, and any failure, inability or unwillingness by Holiday to do so could have a material adverse effect on us. In addition, although a subsidiary of Holiday provided a lease guaranty in connection with the leases, and a subsidiary of Holiday agreed to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with their business, the guaranty may not be sufficient to satisfy Holiday’s obligations to us, and Holiday may not have sufficient assets, income and access to financing to enable it to satisfy its obligations to us. Our reliance on Holiday for a significant portion of our total revenues and net operating income from our senior housing investments creates credit risk. If Holiday becomes unable or unwilling to satisfy its obligations to us, our financial condition and results of operations could be weakened.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes, including financial transactions and maintenance of records, which in the case of our senior housing, may include personal identifying information. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing this confidential information, such as individually identifiable information relating to financial accounts. Although we have taken steps to protect the security of the data maintained in our information systems, it is possible that our security measures will not be able to prevent the systems’ improper functioning, or the improper disclosure of personally identifiable information such as in the event of cyber-attacks. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could materially and adversely affect our business, financial condition and results of operations.

Some of our senior housing properties generate infectious medical waste due to the illness or physical condition of the residents.

The management of infectious medical waste, including handling, storage, transportation, treatment, and disposal, is subject to regulation under various laws, including federal and state environmental laws. These environmental laws set forth the management requirements, as well as permit, record-keeping, notice, and reporting obligations. Each of our senior housing properties has an agreement with a waste management company for the proper disposal of all infectious medical waste. The use of such waste management companies does not immunize us from alleged violations of such medical waste laws for operations for which we are responsible even if carried out by such waste management companies, nor does it immunize us from third-party claims for the cost to clean up disposal sites at which such wastes have been disposed. Any finding that we are not in compliance with these environmental laws could adversely affect our business, financial condition and results of operations. While we are not aware of non-compliance with environmental laws related to infectious medical waste at our senior housing properties, these environmental laws are amended from time to time and we cannot predict when and to what extent liability may arise. In addition, because these environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our senior housing properties.

Changes in accounting rules could occur at any time and could impact us in significantly negative ways that we are unable to predict or protect against.

As has been widely publicized, the SEC, the Financial Accounting Standards Board and other regulatory bodies that establish the accounting rules applicable to us have recently proposed or enacted a wide array of changes to accounting rules. Moreover, in the future these regulators may propose additional changes that we do not currently anticipate. Changes to accounting rules that apply to us could significantly impact our business or our reported financial performance in negative ways that we cannot predict or protect against. We cannot predict whether any changes to current accounting rules will occur or what impact any codified changes will have on our business, results of operations, liquidity or financial condition.

RISKS RELATED TO OUR MANAGER

We are dependent on our Manager and may not find a suitable replacement if our Manager terminates the Management Agreement.

We have no employees. Our officers and other individuals who perform services for us are employees of our Manager. We are completely reliant on our Manager, which has significant discretion as to the implementation of our operating policies and strategies, to conduct our business. We are subject to the risk that our Manager will terminate the Management Agreement and that we will not be able to find a suitable replacement for our Manager in a timely manner, at a reasonable cost or at all. Furthermore, we are dependent on the services of certain key employees of our Manager whose compensation is partially or entirely dependent upon the amount of incentive or management compensation earned by our Manager and whose continued service is not guaranteed, and the loss of such services could adversely affect our operations.

There are conflicts of interest in our relationship with our Manager.

Our Management Agreement with our Manager was not negotiated at arm’s-length, and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

There are conflicts of interest inherent in our relationship with our Manager insofar as our Manager and its affiliates—including investment funds, private investment funds, or businesses managed by our Manager, including

Newcastle—invest in senior housing properties and whose investment objectives overlap with our investment objectives. Certain investments appropriate for us may also be appropriate for one or more of these other investment vehicles. Certain members of our board of directors and employees of our Manager who are our officers also serve as officers and/or directors of these other entities. Although we have the same Manager, we may compete with entities affiliated with our Manager or Fortress for certain target assets. From time to time, affiliates of Fortress focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has two funds primarily focused on investing in senior housing properties with approximately $1.9 billion in capital commitments in aggregate as of December 31, 2013, as well as other funds with significant investments in senior housing. Fortress funds generally have a fee structure similar to ours, but the fees actually paid will vary depending on the size, terms and performance of each fund. Fortress had approximately $62.5 billion of assets under management as of March 31, 2014.

Our Management Agreement with our Manager generally does not limit or restrict our Manager or its affiliates from engaging in any business or managing other pooled investment vehicles that invest in investments that meet our investment objectives. Our Manager intends to engage in additional senior housing properties related management and senior housing properties and other investment opportunities in the future, which may compete with us for investments or result in a change in our current investment strategy. In addition, our certificate of incorporation will provide that if Fortress or an affiliate or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates. In the event that any of our directors and officers who is also a director, officer or employee of Fortress or its affiliates acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as a director or officer of ours and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us if Fortress or its affiliates pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.

The ability of our Manager and its officers and employees to engage in other business activities, subject to the terms of our Management Agreement with our Manager, may reduce the amount of time our Manager, its officers or other employees spend managing us. In addition, we may engage (subject to our investment guidelines) in material transactions with our Manager or another entity managed by our Manager or one of its affiliates, including Newcastle, which may present an actual, potential or perceived conflict of interest. It is possible that actual, potential or perceived conflicts could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential, actual or perceived conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially adversely affect our business in a number of ways, including causing an inability to raise additional funds, a reluctance of counterparties to do business with us, a decrease in the prices of our equity securities and a resulting increased risk of litigation and regulatory enforcement actions.

The management compensation structure that we have agreed to with our Manager, as well as compensation arrangements that we may enter into with our Manager in the future (in connection with new lines of business or other activities), may incentivize our Manager to invest in high risk investments. In addition to its management fee, our Manager is currently entitled to receive incentive compensation. In evaluating investments and other management strategies, the opportunity to earn incentive compensation may lead our Manager to place undue emphasis on the maximization of such measures at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative than lower-yielding investments. Moreover, because our Manager receives compensation in the form of options in connection with the completion of our common equity offerings, our Manager may be incentivized to cause us to issue additional common stock, which could be dilutive to existing stockholders.

It would be difficult and costly to terminate our Management Agreement with our Manager.

It would be difficult and costly for us to terminate our Management Agreement with our Manager. After its initial ten-year term, the Management Agreement will be automatically renewed for one-year terms unless terminated (i) by a majority vote of at least two-thirds of our independent directors, or by a vote of the holders of a simple majority of the outstanding shares of our common stock, that there has been unsatisfactory performance by our Manager that is materially detrimental to us or (ii) a determination by a simple majority of our independent directors that the management fee payable to our Manager is not fair, subject to our Manager’s right to prevent such a termination by continuing to provide the services under the Management Agreement at a fee that a simple majority of our independent directors have reasonably determined to be fair. Our Manager will be provided 60 days’ prior notice of any termination and will be paid a termination fee equal to the amount of the management fee earned by the Manager during the 12-month period preceding such termination. In addition, following any termination of the Management Agreement, our Manager may require us to purchase its right to receive incentive compensation at a price determined as if our assets were sold for their then current fair market value or otherwise we may continue to pay the incentive compensation to our Manager. These provisions may increase the effective cost to us of terminating the Management Agreement, thereby adversely affecting our ability to terminate our Manager without cause.

Our board of directors will approve broad investment guidelines for our Manager and will not approve each investment decision made by our Manager. In addition, we may change our investment strategy without a stockholder vote, which may result in our making investments that are different, riskier or less profitable than our current investments.

Our Manager is authorized to follow broad investment guidelines. For more information about our investment guidelines, see “Business—Investment Guidelines” included elsewhere in this Information Statement. Consequently, our Manager has great latitude in determining the types and categories of assets it may decide are proper investments for us, including the latitude to invest in types and categories of assets that may differ from those in which we currently invest. Our board of directors will periodically review our investment guidelines and our investment portfolio. However, our board of directors does not review or pre-approve each proposed investment or our related financing arrangements. In addition, in conducting periodic reviews, our board of directors relies primarily on information provided to them by our Manager. Furthermore, transactions entered into by our Manager may be difficult or impossible to unwind by the time they are reviewed by our board of directors even if the transactions contravene the terms of the Management Agreement. In addition, we may change our investment strategy, including our target asset classes, without a stockholder vote.

Our investment strategy may evolve in light of existing market conditions and investment opportunities, and this evolution may involve additional risks depending upon the nature of the assets in which we invest and our ability to finance such assets on a short- or long-term basis. Investment opportunities that present unattractive risk-return profiles relative to other available investment opportunities under particular market conditions may become relatively attractive under changed market conditions and changes in market conditions may therefore result in changes in the investments we target. Decisions to make investments in new asset categories present risks that may be difficult for us to adequately assess and could therefore reduce our ability to pay dividends on our common stock or have adverse effects on our liquidity or financial condition. A change in our investment strategy may also increase our exposure to interest rate, real estate market or credit market fluctuations. In addition, a change in our investment strategy may increase the guarantee obligations we agree to incur or increase the number of transactions we enter into with affiliates. Our failure to accurately assess the risks inherent in new asset categories or the financing risks associated with such assets could adversely affect our results of operations and our financial condition.

Our Manager will not be liable to us for any acts or omissions performed in accordance with the Management Agreement, including with respect to the performance of our investments.

Pursuant to our Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager, its members, managers, officers and employees will not be liable to us or any of our subsidiaries, to our board of directors, or our or any subsidiary’s stockholders or partners for any acts or omissions by our Manager, its members, managers, sub-advisers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement. We shall, to the full extent lawful, reimburse, indemnify and hold our Manager, its members, managers, officers and employees, sub-advisers and each other person, if any, controlling our Manager, harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of an indemnified party made in good faith in the performance of our Manager’s duties under our Management Agreement and not constituting such indemnified party’s bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement.

Our Manager’s due diligence of investment opportunities or other transactions may not identify all pertinent risks, which could materially affect our business, financial condition, liquidity and results of operations.

Our Manager intends to conduct due diligence with respect to each investment opportunity or other transaction it pursues. It is possible, however, that our Manager’s due diligence processes will not uncover all relevant facts, particularly with respect to any assets we acquire from third parties. In these cases, our Manager may be given limited access to information about the investment and will rely on information provided by the target of the investment. In addition, if investment opportunities are scarce, the process for selecting bidders is competitive, or the timeframe in which we are required to complete diligence is short, our ability to conduct a due diligence investigation may be limited, and we would be required to make investment decisions based upon a less thorough diligence process than would otherwise be the case. Accordingly, investments and other transactions that initially appear to be viable may prove not to be over time, due to the limitations of the due diligence process or other factors.

RISKS RELATED TO THE SPIN-OFF

We may be unable to achieve some or all of the benefits that we expect to achieve from our spin-off from Newcastle.

We may not be able to achieve the full strategic and financial benefits that we expect will result from our spin-off from Newcastle or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will regard our corporate structure as clearer and simpler than the current Newcastle corporate structure or place a greater value on our company as a stand-alone REIT than on our businesses being a part of Newcastle.

Our agreements with Newcastle may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties.

The agreements related to our spin-off from Newcastle, including the Separation and Distribution Agreement, were negotiated in the context of our spin-off from Newcastle while we were still part of Newcastle and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements we negotiated in the context of our spin-off related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations among Newcastle and us. See “Certain Relationships and Transactions with Related Persons, Affiliates and Affiliated Entities.”

The ownership by our executive officers and some of our directors of shares of common stock, options, or other equity awards of Newcastle may create, or may create the appearance of, conflicts of interest.

Because some of our directors, officers and other employees of our Manager also currently hold positions with Newcastle, they own Newcastle common stock, options to purchase Newcastle common stock or other equity awards. Ownership by some of our directors and officers, after our spin-off, of common stock or options to purchase common stock of Newcastle, or any other equity awards, creates, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Newcastle than they do for us.

The distribution of our common stock will not qualify for tax-free treatment and may be taxable to you as a dividend.

The distribution of our common stock will not qualify for tax-free treatment. An amount equal to the fair market value of our common stock received by you on the distribution date will be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of Newcastle, with the excess treated first as a non-taxable return of capital to the extent of your tax basis in Newcastle common stock and then as capital gain. In addition, Newcastle or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the distribution payable to non-U.S. shareholders, and any such withholding would be satisfied by Newcastle or such agent withholding and selling a portion of the New Senior Investment Group stock otherwise distributable to non-U.S. shareholders or by withholding from other property held in the non-U.S. shareholder’s account with the withholding agent. Your tax basis in shares of Newcastle held at the time of the distribution will be reduced (but not below zero) to the extent the fair market value of our shares distributed by Newcastle to you in the distribution exceeds your ratable share of Newcastle’s current and accumulated earnings and profits. Your holding period for such Newcastle shares will not be affected by the distribution. Newcastle will not be able to advise stockholders of the amount of earnings and profits of Newcastle until after the end of the 2014 calendar year.

Although Newcastle will be ascribing a value to our shares in the distribution for tax purposes, this valuation is not binding on the Internal Revenue Service (the “IRS”) or any other tax authority. These taxing authorities could ascribe a higher valuation to our shares, particularly if our stock trades at prices significantly above the value ascribed to our shares by Newcastle in the period following the distribution. Such a higher valuation may cause a larger reduction in the tax basis of your Newcastle shares or may cause you to recognize additional dividend or capital gain income. You should consult your own tax advisor as to the particular tax consequences of the distribution to you.

We may compete with affiliates of our Manager, which could adversely affect our results of operations.

Affiliates of our Manager are primarily engaged in the business of real estate investment and finance, and invest in, and actively manage, portfolios of real estate securities, loans and other assets. Affiliates of our Manager are not restricted in any manner from competing with us. After the spin-off, affiliates of our Manager may decide to invest in the same types of assets that we invest in. Furthermore, after the spin-off, we will have the same Manager and directors and officers as Newcastle and certain of our Manager’s other affiliates. See “—Risks Related to Our Manager—There are conflicts of interest in our relationship with our Manager.”

RISKS RELATED TO OUR TAXATION AS A REIT

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders. Newcastle’s failure to qualify as a REIT could cause us to lose our REIT status.

Following the distribution, we intend to operate in a manner intended to qualify us as a REIT for U.S. federal income tax purposes. Our ability to satisfy the REIT asset tests depends upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination, and for which we do not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of one or more of our investments may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the IRS will not contend that our investments violate the REIT requirements.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of, and trading prices for, our stock. Unless entitled to relief under certain provisions of the Code, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we initially ceased to qualify as a REIT.

If Newcastle were to fail to qualify as a REIT, the rule against re-electing REIT status following a loss of such status would also apply to us if we were treated as a successor to Newcastle for U.S. federal income tax purposes. Although, as described under the heading “Certain Relationships and Transactions with Related Persons, Affiliates and Affiliated Entities,” Newcastle expects to (i) represent in the Separation and Distribution Agreement that it has no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT and (ii) covenant in the Separation and Distribution Agreement to use its reasonable best efforts to maintain its REIT status for each of Newcastle’s taxable years ending on or before 2015 (unless Newcastle obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that Newcastle’s failure to maintain its REIT status will not cause us to fail to qualify as a REIT under the successor REIT rule referred to above), no assurance can be given that such representation and covenant would prevent us from failing to qualify as a REIT. Although, in the event of a breach, we may be able to seek damages from Newcastle, there can be no assurance that such damages, if any, would appropriately compensate us. In addition, if Newcastle were to fail to qualify as a REIT despite its reasonable best efforts, we would have no claim against Newcastle. See “U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our common stock.

Our failure to qualify as a REIT would cause our stock to be delisted from the NYSE.

The NYSE requires, as a condition to the listing of our shares, that we maintain our REIT status. Consequently, if we fail to maintain our REIT status, our shares would promptly be delisted from the NYSE, which would decrease the trading activity of such shares. This could make it difficult to sell shares and would likely cause the market volume of the shares trading to decline.

If we were delisted as a result of losing our REIT status and desired to relist our shares on the NYSE, we would have to reapply to the NYSE to be listed as a domestic corporation. As the NYSE’s listing standards for REITs are less onerous than its standards for domestic corporations, it would be more difficult for us to become a listed company under these heightened standards. We might not be able to satisfy the NYSE’s listing standards for a domestic corporation. As a result, if we were delisted from the NYSE, we might not be able to relist as a domestic corporation, in which case our shares could not trade on the NYSE.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

Dividends payable to domestic stockholders that are individuals, trusts and estates are generally taxed at reduced tax rates. Dividends payable by REITs, however, generally are not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock. In addition, the relative attractiveness of real estate in general may be adversely affected by the favorable tax treatment given to non-REIT corporate dividends, which could affect the value of our real estate assets negatively.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Compliance with these requirements must be carefully monitored on a continuing basis, and there can be no assurance that our Manager’s personnel responsible for doing so will be able to successfully monitor our compliance.

REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, excluding any net capital gain, in order for corporate income tax not to apply to earnings that we distribute. We intend to make distributions to our stockholders to comply with the REIT requirements of the Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Code. Certain of our assets may generate substantial mismatches between taxable income and available cash. As a result, the requirement to distribute a substantial portion of our REIT taxable income could cause us to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt; or (iv) make taxable distributions of our capital stock or debt securities in order to comply with REIT requirements. Further, amounts distributed will not be available to fund investment activities. If we fail to obtain debt or equity capital in the future, it could limit our ability to satisfy our liquidity needs, which could adversely affect the value of our common stock.

We may be unable to generate sufficient revenue from operations to pay our operating expenses and to pay distributions to our stockholders.

As a REIT, we are generally required to distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and not including net capital gain) each year to our stockholders. To qualify for the tax benefits accorded to REITs, we intend to make distributions to our stockholders in amounts such that we distribute an amount at least equal to all or substantially all of our REIT taxable income each year, subject to certain adjustments. However, our ability to make distributions may be adversely affected by the risk factors described herein.

The stock ownership limit imposed by the Code for REITs and our certificate of incorporation may inhibit market activity in our stock and restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first taxable year. Our certificate of incorporation, with certain exceptions, will authorize our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of the aggregate value of our outstanding capital stock, treating classes and series of our stock in the aggregate. Our board of directors may grant an exemption in its sole discretion, subject to such conditions, representations and undertakings as it may determine in its sole discretion. These ownership limits could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. Moreover, if a REIT distributes less than 85% of its taxable income to its stockholders during any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year), then it is required to pay an excise tax on 4% of any shortfall between the required 85% and the amount that was actually distributed. Any of these taxes would decrease cash available for distribution to our stockholders. In addition, our TRSs will be subject to corporate level income tax at regular rates.

Complying with the REIT requirements may negatively impact our investment returns or cause us to forego otherwise attractive opportunities, liquidate assets or contribute assets to a TRS.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. As a result of these tests, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, forego otherwise attractive investment opportunities, liquidate assets in adverse market conditions or contribute assets to a TRS that is subject to regular corporate federal income tax. Our ability to acquire investments will be subject to the applicable REIT qualification tests, and we may have to hold these interests through TRSs, which would negatively impact our returns from these assets. In general, compliance with the REIT requirements may hinder our ability to make and retain certain attractive investments.

Complying with the REIT requirements may limit our ability to hedge effectively.

The existing REIT provisions of the Code may substantially limit our ability to hedge our operations because a significant amount of the income from those hedging transactions is likely to be treated as non-qualifying income for purposes of both REIT gross income tests. In addition, we must limit our aggregate income from non-qualified hedging transactions, from our provision of services and from other non-qualifying sources, to less than 5% of our annual gross income (determined without regard to gross income from qualified hedging transactions). As a result, we may have to limit our use of certain hedging techniques or implement those hedges through total return swaps. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur or could increase the cost of our hedging activities. If we fail to comply with these limitations, we could lose our REIT qualification for U.S. federal income tax purposes, unless our failure was due to reasonable cause, and not due to willful neglect, and we meet certain other technical requirements. Even if our failure were due to reasonable cause, we might incur a penalty tax.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our stock nor gain from the sale of stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

•	part of the income and gain recognized by certain qualified employee pension trusts with respect to our stock may be treated as unrelated business taxable income if shares of our stock are predominantly held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income; and
•	part of the income and gain recognized by a tax-exempt investor with respect to our stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the stock.

The tax on prohibited transactions will limit our ability to engage in certain transactions which would be treated as prohibited transactions for U.S. federal income tax purposes.

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property that is held primarily for sale to customers in the ordinary course of our trade or business. We might be subject to this tax if we were to dispose of our property in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes.

We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. As a result, we may choose not to engage in certain sales at the REIT level, even though the sales might otherwise be beneficial to us. In addition, whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% prohibited transaction tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to prevent prohibited transaction characterization.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT.

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in us. The U.S. federal income tax rules dealing with REITs constantly are under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. Revisions in U.S. federal tax laws and interpretations thereof could affect or cause us to change our investments and commitments and affect the tax considerations of an investment in us.

Liquidation of assets may jeopardize our REIT qualification or create additional tax liability for us.

To qualify as a REIT, we must comply with requirements regarding the composition of our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

The lease of our properties to a TRS is subject to special requirements.

Under the provisions of the REIT Investment Diversification and Empowerment Act of 2007, we currently lease certain “qualified healthcare properties” (which generally include assisted living properties but not independent living properties) to our TRSs (or a limited liability company of which a TRS is a member). These TRSs in turn contract with an affiliate of our manager to manage the healthcare operations at these properties. The rents paid by the TRSs in this structure will be treated as qualifying rents from real property for purposes of the REIT requirements only if (i) they are paid pursuant to an arm’s-length lease of a qualified healthcare property and (ii) the operator qualifies as an “eligible independent contractor” with respect to the property. An operator will qualify as an eligible independent contractor if it meets certain ownership tests with respect to us, and if, at the time the operator enters into the property management agreement, the operator is actively engaged in the trade or business of operating qualified healthcare properties for any person who is not a related person to us or the TRS. If any of the above conditions were not satisfied, then the rents would not be considered income from a qualifying source for purposes of the REIT rules, which could cause us to incur penalty taxes or to fail to qualify as a REIT.

RISKS RELATED TO OUR COMMON STOCK

There can be no assurance that the market for our stock will provide you with adequate liquidity.

There can be no assurance that an active trading market for our common stock will develop or be sustained in the future, and the market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control. These factors include, without limitation:

•	a shift in our investor base;
•	our quarterly or annual earnings, or those of other comparable companies;
•	actual or anticipated fluctuations in our operating results;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	announcements by us or our competitors of significant investments, acquisitions or dispositions;
•	the failure of securities analysts to cover our common stock;
•	changes in earnings estimates by securities analysts or our ability to meet those estimates;
•	the operating and stock price performance of other comparable companies;
•	overall market fluctuations; and
•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Substantial sales of common stock may occur in connection with the distribution, which could cause our stock price to decline.

The shares of our common stock that Newcastle intends to distribute to its stockholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell our common stock following the distribution, it is possible that some Newcastle stockholders, including possibly some of our large stockholders, will sell our common stock received in the distribution. In addition, Newcastle stockholders may sell our stock because our business profile or market capitalization as an independent company does not fit their investment objectives or because our common stock is not included in certain indices after the distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.

As a public company, we will be required to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. In addition, as a result of any new investment in senior housing properties, we may be required to consolidate additional entities, and, therefore, to document and test effective internal controls over the financial reporting of these entities in accordance with Section 404, which we may not be able to do. Even if we are able to do so, there could be significant costs and delays, particularly if these entities were not subject to Section 404 prior to being acquired by us. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could materially adversely affect us by, for example, leading to a decline in our share price and impairing our ability to raise capital.

Your percentage ownership in our Company may be diluted in the future.

Your percentage ownership in our Company may be diluted in the future because of equity awards that we expect will be granted to our Manager, to the directors, officers and employees of our Manager who perform services for us, and to our directors, officers and employees, as well as other equity instruments such as debt and equity financing. We expect that our board of directors will approve a Nonqualified Stock Option and Incentive Award Plan (the “Plan”) providing for the grant of equity-based awards, including restricted stock, stock options, stock appreciation rights, performance awards, tandem awards and other equity-based and non equity-based awards, in each case to our Manager, to the directors, officers, employees, service providers, consultants and advisor of our Manager who perform services for us, and to our directors, officers, employees, service providers, consultants and advisors. We expect to reserve shares of our common stock for issuance under the Plan. On the first day of each fiscal year beginning during the ten-year term of the Plan and beginning with calendar year 2015, that number will be increased by a number of shares of our common stock equal to 10% of the number of shares of our common stock newly issued by us during the immediately preceding fiscal year (and, in the case of fiscal year 2014, the number of shares issued in the period after the effective date of the Plan). For a more detailed description of the Plan, see “Management—Nonqualified Stock Option and Incentive Award Plan.” Upon the successful completion of an offering of our common stock by us, we will issue to our Manager options to purchase shares of our common stock equal to 10% of the number of shares sold in the offering. Our board of directors may also determine to issue options to the Manager that are not subject to the Plan, provided that the number of shares underlying any options granted to the Manager in connection with capital raising efforts would not exceed 10% of the shares sold in such offering and would be subject to NYSE rules.

We may incur or issue debt or issue equity, which may negatively affect the market price of our common stock.

We may in the future incur or issue debt or issue equity or equity-related securities. Upon our liquidation, lenders and holders of our debt and holders of our preferred stock (if any) would receive a distribution of our available assets before common stockholders. Any future incurrence or issuance of debt would increase our interest cost and could adversely affect our results of operations and cash flows. We are not required to offer any additional equity securities to existing common stockholders on a preemptive basis. Therefore, additional issuances of common stock, directly or through convertible or exchangeable securities (including limited partnership interests in our operating partnership), warrants or options, will dilute the holdings of our existing common stockholders and such issuances, or the perception of such issuances, may reduce the market price of our common stock. Any preferred stock issued by us would likely have a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders. Because our decision to incur or issue debt or issue equity or equity-related securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, common stockholders bear the risk that our future incurrence or issuance of debt or issuance of equity or equity-related securities will adversely affect the market price of our common stock.

We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

We intend to make quarterly distributions of an amount at least equal to all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available therefore. We have not established a minimum distribution payment level and our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this Information Statement. Distributions will be authorized by our board of directors and declared by us based upon a number of factors, including actual results of operations, restrictions under Delaware law or any applicable debt covenants, our financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors our board of directors deems relevant. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions in the future.

Furthermore, while we are required to make distributions in order to maintain our REIT status (as described above under “Risks Related to our Taxation as a REIT—We may be unable to generate sufficient revenue from operations to pay our operating expenses and to pay distributions to our stockholders”), we may elect not to maintain our REIT status, in which case we would no longer be required to make such distributions. Moreover, even if we do elect to maintain our REIT status, we may elect to comply with the applicable requirements by, after completing various procedural steps, distributing, under certain circumstances, a portion of the required amount in the form of shares of our common stock in lieu of cash. If we elect not to maintain our REIT status or to satisfy any required distributions in shares of common stock in lieu of cash, such action could negatively affect our business and financial condition as well as the price of our common stock. No assurance can be given that we will pay any dividends on shares of our common stock in the future.

We may in the future choose to pay dividends in our own stock, in which case you could be required to pay income taxes in excess of the cash dividends you receive.

We may in the future distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock that it receives as a dividend in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

It is unclear whether and to what extent we will be able to pay taxable dividends in cash and stock in later years. Moreover, various aspects of such a taxable cash/stock dividend are uncertain and have not yet been addressed by the IRS. No assurance can be given that the IRS will not impose additional requirements in the future with respect to taxable cash/stock dividends, including on a retroactive basis, or assert that the requirements for such taxable cash/stock dividends have not been met.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of our share price relative to market interest rates. If the market price of our common stock is based primarily on the earnings and return that we derive from our investments and income with respect to our investments and our related distributions to stockholders, and not from the market value of the investments themselves, then interest rate fluctuations and capital market conditions will likely affect the market price of our common stock. For instance, if market interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease as potential investors may require a higher distribution yield on our common stock or seek other securities paying higher distributions or interest. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

Provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our certificate of incorporation, bylaws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	a classified board of directors with staggered three-year terms;
•	amendment of provisions in our certificate of incorporation and bylaws regarding the election of directors, classes of directors, the term of office of directors, the filling of director vacancies and the resignation and removal of directors only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;
•	amendment of provisions in our certificate of incorporation regarding corporate opportunity only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;

•	removal of directors only for cause and only with the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote in the election of directors;
•	our board of directors to determine the powers, preferences and rights of our preferred stock and to issue such preferred stock without stockholder approval;
•	advance notice requirements applicable to stockholders for director nominations and actions to be taken at annual meetings;
•	a prohibition, in our certificate of incorporation, stating that no holder of shares of our common stock will have cumulative voting rights in the election of directors, which means that the holders of a majority of the issued and outstanding shares of common stock can elect all the directors standing for election; and
•	a requirement in our bylaws specifically denying the ability of our stockholders to consent in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our stockholders.

Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is considered favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or a change in our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of Our Capital Stock— Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Bylaws.”

Cautionary Statement Regarding Forward-Looking Statements

This Information Statement contains certain “forward-looking statements” that are subject to risks and uncertainties. These statements are not historical facts but instead represent only our belief regarding future events, many of which are inherently uncertain and outside of our control. These statements may address, among other things, our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may,” “will” or similar expressions, we intend to identify forward-looking statements. Our actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. The important factors, many of which are outside of our control, that could cause our actual results to differ, possibly materially, include, but are not limited to, the following:

•	our dependence on our property managers and tenants (including the Master Tenants) in our senior housing business;
•	the ability of our property managers and tenants (including the Master Tenants) to comply with laws, rules and regulations in the operation of our properties;
•	the ability of our property managers and tenants, as applicable, to effectively conduct their operations, maintain and improve our properties, to deliver high-quality services, to attract and retain qualified personnel and to attract residents;
•	increases in costs at our senior housing properties (including, but not limited to, the costs of labor, supplies, insurance and property taxes);
•	our occupancy rates;
•	the sale of properties, including our ability to close our anticipated dispositions on currently anticipated terms, or within currently anticipated timeframes, or at all, and realize currently anticipated benefits from such dispositions;
•	the ability and willingness of our tenants (including the Master Tenants) to renew their leases with us upon expiration of the leases;
•	our ability to reposition our properties on the same or better terms in the event of nonrenewal;
•	in the event we exercise our right to replace an existing tenant, the obligations, including indemnification obligations, we may incur in connection with the replacement of an existing tenant;
•	year-over-year changes in the Consumer Price Index and the effect of those changes on the rent escalators contained in our leases, including the rent escalators for two of our triple net master lease agreements;
•	our ability and the ability of our property managers and tenants (including the Master Tenants) to obtain and maintain adequate property, liability and other insurance from reputable, financially stable providers;
•	changes of federal, state and local laws and regulations relating to fraud and abuse practices, Medicaid reimbursement and licensure, etc., including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations or our property managers or tenants;
•	the ability of our property managers and tenants (including the Master Tenants) to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit properties and other indebtedness;
•	reductions in cash flows received from our investments;
•	our ability to take advantage of investment opportunities at attractive risk-adjusted prices;
•	a lack of liquidity surrounding our investments which could impede our ability to vary our portfolio in an appropriate manner;
•	the relative spreads between the yield on the assets we invest in and the cost of financing;
•	changes in economic conditions generally and the real estate and bond markets specifically;
•	adverse changes in the financing markets we access affecting our ability to finance our investments;

•	the quality and size of the investment pipeline and the rate at which we can invest our cash;
•	changes in interest rates and/or credit spreads, as well as the success of any hedging strategy we may undertake in relation to such changes;
•	the availability and cost of capital for future investments;
•	competition for tenants, including with respect to new leases and the renewal or rollover of existing leases;
•	availability of suitable properties to acquire at favorable prices and the competition for the acquisition and financing of those properties;
•	our ability to maintain our qualification as a REIT for U.S. federal income tax purposes and the potentially onerous consequences that any failure to maintain such qualification would have on our business; and
•	our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended (the “1940 Act”) and the fact that maintaining such exemption imposes limits on our operations.

We also direct readers to other risks and uncertainties referenced in this Information Statement, including those set forth under “Risk Factors.” We caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we are under no obligation (and expressly disclaim any obligation) to update or alter any forward-looking statement, whether written or oral, that we may make from time to time, whether as a result of new information, future events or otherwise.

OUR SPIN-OFF FROM NEWCASTLE

GENERAL

The board of directors of Newcastle has determined upon careful review and consideration that the spin-off of New Senior Investment Group’s assets from the rest of Newcastle and the establishment of New Senior Investment Group as a separate, publicly traded company is in Newcastle’s best interests.

In furtherance of this plan, Newcastle will distribute all of the shares of our common stock held by Newcastle to holders of Newcastle common stock, subject to certain conditions. The distribution of the shares of our common stock will take place on                    , 2014. On the distribution date, each holder of Newcastle common stock will receive                    share(s) of our common stock for each share of Newcastle common stock held at the close of business on the record date, as described below, prior to giving effect to the reverse stock split that Newcastle intends to implement immediately prior to the distribution. Immediately following the distribution, Newcastle’s stockholders will own 100% of our common stock. You will not be required to make any payment, surrender or exchange your shares of Newcastle common stock or take any other action to receive your shares of our common stock.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that the distribution will be completed. For a more detailed description of these conditions, see the section entitled “—Conditions to the Distribution” included elsewhere in this Information Statement.

The Number of Shares You Will Receive

For each share of Newcastle common stock that you owned at the close of business on                    , 2014, the record date, you will receive                    share(s) of our common stock on the distribution date, prior to giving effect to the reverse stock split that Newcastle intends to implement immediately prior to the distribution.

Transferability of Shares You Receive

The shares of New Senior Investment Group common stock distributed to Newcastle stockholders will be freely transferable, except for shares received by persons who may be deemed to be New Senior Investment Group “affiliates” under the Securities Act of 1933, as amended (the “Securities Act”). Persons who may be deemed to be affiliates of New Senior Investment Group after the spin-off generally include individuals or entities that control, are controlled by or are under common control with New Senior Investment Group and may include directors and certain officers or principal stockholders of New Senior Investment Group. New Senior Investment Group affiliates will be permitted to sell their shares of New Senior Investment Group common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144.

When and How You Will Receive the Distributed Shares

Newcastle will distribute the shares of our common stock on            , 2014, the distribution date. American Stock Transfer & Trust Company, LLC will serve as distribution agent and registrar for our common stock and as distribution agent in connection with the distribution.

If you own Newcastle common stock as of the close of business on the record date, the shares of New Senior Investment Group common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the distribution. Unless specifically requested by a stockholder, no physical stock certificates of New Senior Investment Group will be issued.

If you sell shares of Newcastle common stock in the “regular-way” market prior to the distribution date, you will also sell your right to receive shares of our common stock in the distribution.

For more information see the section entitled “—Market for Common Stock—Trading Between the Record Date and Distribution Date” included elsewhere in this Information Statement.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of Newcastle common stock, or if you hold your shares in book-entry form, and you are the registered holder of such shares, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name.

Most Newcastle stockholders hold their shares of Newcastle common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank’s or brokerage firm’s books. If you hold your Newcastle common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Results of the Distribution

After the distribution, we will be a separate, publicly traded company. Immediately following the distribution, we expect to have approximately stockholders of record, based on the number of registered stockholders of Newcastle common stock on                    , 2014, and shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any changes in the number of shares of Newcastle common stock between                    , 2014 and the record date for the distribution.

Prior to the spin-off, we will enter into a Separation and Distribution Agreement to effect the spin-off and provide for the allocation between us and Newcastle of Newcastle’s assets, liabilities and obligations (including tax-related assets and liabilities) attributable to periods prior to our spin-off from Newcastle.

For a more detailed description of these agreements, see the section entitled “Certain Relationships and Transactions With Related Persons, Affiliates and Affiliated Entities.”

The distribution will not affect the number of outstanding shares of Newcastle common stock or any rights of Newcastle stockholders.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

The following is a summary of certain U.S. federal income tax consequences of our spin-off from Newcastle, and in particular the distribution by Newcastle of our common stock to stockholders of Newcastle. For purposes of this section under the heading “Certain U.S. Federal Income Tax Consequences of the Spin-off”: (i) any references to the “spin-off” shall mean only the distribution of shares of our common stock by Newcastle to stockholders of Newcastle; (ii) references to “New Senior Investment Group,” “we,” “our” and “us” mean only New Senior Investment Group Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated; and (iii) references to Newcastle refer to Newcastle Investment Corp. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and do not intend to seek an advance ruling from the IRS regarding any matter discussed herein. The summary is also based upon the assumption that Newcastle, New Senior Investment Group and their respective subsidiaries and affiliated entities will operate in accordance with their applicable organizational documents or partnership agreements and the agreements and other documents applicable to our spin-off from Newcastle. This summary is for general information only and is not legal or tax advice. The Code provisions applicable to the spin-off are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Code provisions, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof. Moreover, this summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;
•	insurance companies;
•	broker-dealers;
•	regulated investment companies;
•	partnerships and trusts;

•	persons who hold our stock on behalf of another person as a nominee;
•	persons who receive our stock through the exercise of employee stock options or otherwise as compensation;
•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

and, except to the extent discussed below:

•	tax-exempt organizations; and
•	foreign investors.

This summary assumes that investors will hold their Newcastle and New Senior Investment Group common stock as a capital asset, which generally means as property held for investment. This summary also assumes that investors will hold their Newcastle common stock at all times from the record date through the distribution date. Special rules may apply to determine the tax consequences to an investor that purchases or sells Newcastle common stock between the record date and the distribution date. You are urged to consult your tax advisor regarding the consequences to you of any such sale.

For purposes of this discussion under the heading “Certain U.S. Federal Income Tax Consequences of the Spin-off,” a domestic holder is a stockholder of Newcastle that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;
•	a corporation created or organized in the U.S. or under the laws of the U.S., or of any state thereof, or the District of Columbia;
•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” is a stockholder of Newcastle that is neither a domestic holder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds Newcastle stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the spin-off.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE SPIN-OFF TO STOCKHOLDERS OF NEWCASTLE DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF THE SPIN-OFF TO ANY PARTICULAR STOCKHOLDER OF NEWCASTLE WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU OF THE SPIN-OFF IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES.

Tax Classification of the Spin-off in General

For U.S. federal income tax purposes, the spin-off will not be eligible for treatment as a tax-free distribution by Newcastle with respect to its stock. Accordingly, the spin-off will be treated as if Newcastle had distributed to each Newcastle stockholder an amount equal to the fair market value of the New Senior Investment Group common stock received by such stockholder, determined as of the date of the spin-off (such amount, the “spin-off distribution amount”). The tax consequences of the spin-off on Newcastle’s stockholders are thus generally the same as the tax consequences of Newcastle’s cash distributions. The discussion below describes the U.S. federal income tax consequences to a domestic holder, a non-U.S. holder, and a tax-exempt holder of Newcastle stock upon the receipt of New Senior Investment Group common stock in the spin-off.

Although Newcastle will ascribe a value to the New Senior Investment Group shares distributed in the spin-off, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to the distributed New Senior Investment Group shares, particularly if, following the spin-off, those shares trade at prices significantly above the value ascribed to those shares by Newcastle. Such a higher valuation may affect the distribution amount and thus the tax consequences of the spin-off to Newcastle’s stockholders.

Newcastle will be required to recognize any gain, but will not be permitted to recognize any loss, with respect to the New Senior Investment Group shares that it distributes in the spin-off.

Tax Basis and Holding Period of New Senior Investment Group Shares Received by Holders of Newcastle Stock

A Newcastle stockholder’s tax basis in shares of New Senior Investment Group common stock received in the spin-off generally will equal the fair market value of such shares on the date of the spin-off, and the holding period for such shares will begin the day after the date of the spin-off.

Tax Treatment of the Spin-off to Domestic Holders

The following discussion describes the U.S. federal income tax consequences to a domestic holder of Newcastle stock upon the receipt of New Senior Investment Group common stock in the spin-off.

Ordinary Dividends.    The portion of the spin-off distribution amount received by a domestic holder that is payable out of Newcastle’s current or accumulated earnings and profits and that is not designated by Newcastle as a capital gain dividend will generally be taken into account by such domestic holder as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends paid by Newcastle are not eligible for taxation at the preferential income tax rates for qualified dividends received by domestic holders that are individuals, trusts and estates from taxable C corporations. Such domestic holders, however, are taxed at the preferential rates on dividends designated by and received from a REIT such as Newcastle to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);
•	dividends received by the REIT from TRSs or other taxable C corporations; or
•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

If any “excess inclusion income” (as defined for U.S. federal income tax purposes) from a taxable mortgage pool or real estate mortgage investment conduits (“REMIC”) residual interest is allocated by Newcastle to any stockholder of Newcastle, that income will be taxable in the hands of the stockholder and would not be offset by any net operating losses of the stockholder that would otherwise be available. As required by IRS guidance, Newcastle intends to notify its stockholders if a portion of a distribution paid by Newcastle is attributable to excess inclusion income.

Non-Dividend Distributions.    A distribution to Newcastle’s domestic holders in excess of Newcastle’s current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distribution does not exceed the adjusted basis of the holder’s Newcastle shares in respect of which the distribution was made. Rather, the distribution will reduce the adjusted basis of the holder’s shares in Newcastle. To the extent that such distribution exceeds the adjusted basis of a domestic holder’s Newcastle shares, the holder generally must include such distribution in income as long-term capital gain, or short-term capital gain if the holder’s Newcastle shares have been held for one year or less.

Capital Gain Dividends.    A distribution that Newcastle designates as a capital gain dividend will generally be taxed to domestic holders as long-term capital gain, to the extent that such distribution does not exceed Newcastle’s actual net capital gain for the taxable year, without regard to the period for which the holder that receives such distribution has held its Newcastle stock. Corporate domestic holders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum federal rates in the case of domestic holders that are individuals, trusts and estates, and ordinary income rates in the case of stockholders that are corporations.

Tax Treatment of the Spin-off to Non-U.S. Holders

The following discussion describes the U.S. federal income tax consequences to a non-U.S. holder of Newcastle stock upon the receipt of New Senior Investment Group common stock in the spin-off.

Ordinary Dividends.    The portion of the spin-off distribution amount received by a non-U.S. holder that is (1) payable out of Newcastle’s earnings and profits, (2) not attributable to Newcastle’s capital gains and (3) not effectively connected with a U.S. trade or business of the non-U.S. holder, will be treated as a dividend that is subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Reduced treaty rates and other exemptions are not available to the extent that income is attributable to “excess inclusion income” allocable to the non-U.S. holder. Accordingly, Newcastle will withhold at a rate of 30% on any portion of a dividend that is paid to a non-U.S. holder and is or may be treated as attributable to that non-U.S. holder’s share of Newcastle’s excess inclusion income. As required by IRS guidance, Newcastle intends to notify its stockholders if a portion of a dividend paid by it is attributable to excess inclusion income.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Newcastle stock. In cases where the dividend income from a non-U.S. holder’s investment in Newcastle stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as domestic holders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions.    Unless Newcastle’s stock constitutes a U.S. real property interest (“USRPI”), the spin-off distribution amount, to the extent not made out of Newcastle’s earnings and profits, will not be subject to U.S. income tax. If Newcastle cannot determine at the time of the spin-off whether or not the spin-off distribution amount will exceed current and accumulated earnings and profits, the spin-off distribution will be subject to withholding at the rate applicable to ordinary dividends, as described above.

If Newcastle’s stock constitutes a USRPI, as described below, distributions that it makes in excess of the sum of (a) the stockholder’s proportionate share of Newcastle’s earnings and profits, plus (b) the stockholder’s basis in its Newcastle stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) in the same manner as if the Newcastle stock had been sold, and the collection of the tax would be enforced by a refundable withholding tax at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of Newcastle’s earnings and profits. In such situations, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment and same tax rates as a domestic holder with respect to such excess, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals.

Subject to certain exceptions discussed below, Newcastle’s stock will be treated as a USRPI if, at any time during a prescribed testing period, 50% or more of its assets consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of Newcastle’s assets will consist of USRPIs. Even if the foregoing 50% test is met, however, Newcastle’s stock nonetheless will not constitute a USRPI if Newcastle is a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period. It is anticipated that Newcastle will be a domestically-controlled qualified investment entity, and that a distribution with respect to Newcastle’s stock in excess of Newcastle’s earnings and profits will not be subject to taxation under FIRPTA. No assurance can be given that Newcastle will remain a domestically-controlled qualified investment entity.

In the event that Newcastle is not a domestically-controlled qualified investment entity, but its stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a distribution to a non-U.S. holder nonetheless would not be subject to tax under FIRPTA, provided that the non-U.S. holder held 5% or less of Newcastle’s stock at all times during a specified testing period. It is anticipated that Newcastle’s stock will be regularly traded.

In addition, if a non-U.S. holder owning more than 5% of Newcastle’s common stock disposes of such stock during the 30-day period preceding the ex-dividend date of any dividend payment by Newcastle, and such non-U.S. holder acquires or enters into a contract or option to acquire Newcastle’s common stock within 61 days of the first day of such 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as USRPI capital gain (as defined below) to such non-U.S. holder under FIRPTA, then such non-U.S. holder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Gain in respect of a non-dividend distribution that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. holder in two cases: (1) if the non-U.S. holder’s investment in Newcastle stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a domestic holder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Capital Gain Dividends.    Under FIRPTA, a dividend that Newcastle makes to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that Newcastle held directly or through pass-through subsidiaries (such gains, “USRPI capital gains”), will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations. Newcastle will be required to withhold tax equal to 35% of the maximum amount that could have been designated as a USRPI capital gain dividend. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain dividend if Newcastle held an interest in the underlying asset solely as a creditor.

Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of Newcastle’s assets other than USRPIs are not subject to U.S. federal income tax, unless (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the non-U.S. holder will incur a 30% tax on his capital gains.

A dividend that would otherwise have been treated as a USRPI capital gain dividend will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as ordinary income dividends (discussed above), provided that (1) the dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the U.S., and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the year ending on the date on which the dividend is received. Newcastle anticipates that its stock will be “regularly traded” on an established securities exchange.

Withholding of Amounts Distributable to Non-U.S. Holders in the Spin-off.    If Newcastle is required to withhold any amounts otherwise distributable to a non-U.S. holder in the spin-off, Newcastle or other applicable withholding agents would collect the amount required to be withheld by converting to cash for remittance to the IRS a sufficient portion of New Senior Investment Group common stock that such non-U.S. holder would otherwise receive or would withhold from other property held in the non-U.S. holder’s account with the withholding agent, and such holder may bear brokerage or other costs for this withholding procedure. A non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the amounts withheld exceeded the holder’s U.S. tax liability for the year in which the spin-off occurred.

Other Withholding Rules.    Pursuant to legislation enacted in 2010 and existing guidance issued thereunder, if the spin-off occurs after June 30, 2014, special withholding rules are scheduled to apply to certain foreign entities. In particular, after such date, withholding at a rate of 30% will be required on dividends (including any portion of the spin-off distribution treated as a dividend) in respect of Newcastle common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which Newcastle common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Newcastle common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to Newcastle that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which Newcastle will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Newcastle will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their receipt of New Senior Investment Group common stock in the spin-off.

Tax Treatment of the Spin-off to Tax-Exempt Entities

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held Newcastle stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) such Newcastle stock is not otherwise used in an unrelated trade or business, the spin-off generally should not give rise to UBTI to a tax-exempt stockholder.

To the extent that Newcastle (or a part of Newcastle, or a disregarded subsidiary of Newcastle) is a taxable mortgage pool for U.S. federal income tax purposes, or if Newcastle holds residual interests in a REMIC, a portion of the dividends paid to a tax-exempt stockholder that is allocable to excess inclusion income may be treated as UBTI. If, however, excess inclusion income is allocable to some categories of tax-exempt stockholders that are not subject to UBTI, Newcastle might be subject to corporate level tax on such income, and, in that case, may reduce the amount of distributions to those stockholders whose ownership gave rise to the tax. As required by IRS guidance, Newcastle intends to notify its stockholders if a portion of a dividend paid by it is attributable to excess inclusion income.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that Newcastle makes as UBTI.

In certain circumstances, a pension trust that owns more than 10% of Newcastle’s stock could be required to treat a percentage of the dividends as UBTI, if Newcastle is a “pension-held REIT.” Newcastle will not be a pension-held REIT unless (1) it is required to “look through” one or more of its pension stockholders in order to satisfy certain REIT requirements and (2) either (i) one pension trust owns more than 25% of the value of Newcastle’s stock, or (ii) a group of pension trusts, each individually holding more than 10% of the value of Newcastle’s stock, collectively owns more than 50% of Newcastle’s stock. Certain restrictions on ownership and transfer of Newcastle’s stock should generally prevent a tax-exempt entity from owning more than 10% of the value of Newcastle’s stock, and should generally prevent Newcastle from becoming a pension-held REIT.

Time for Determination of the Tax Impact of the Spin-off

The actual tax impact of the spin-off will be affected by a number of factors that are unknown at this time, including Newcastle’s final earnings and profits for 2014 (including as a result of the gain, if any, Newcastle recognizes in the spin-off), the fair market value of New Senior Investment Group’s common stock on the date of the spin-off, the extent to which Newcastle recognizes excess inclusion income during the year of the spin-off and sales of FIRPTA or other capital assets. Thus, a definitive calculation of the U.S. federal income tax impact of the spin-off will not be possible until after the end of the 2014 calendar year. Newcastle will notify its stockholders of the tax attributes of the spin-off (including the spin-off distribution amount) on an IRS Form 1099-DIV.

MARKET FOR COMMON STOCK

There is currently no public market for our common stock. A condition to the distribution is the listing on the NYSE of our common stock. We intend to list our common stock on the NYSE under the symbol “SNR.”

Trading Between the Record Date and Distribution Date

Beginning shortly before the record date and continuing up to and through the distribution date, we expect that there will be two markets in Newcastle common stock: a “regular-way” market and an “ex-distribution” market. Shares of Newcastle common stock that trade on the “regular-way” market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Newcastle common stock in the “regular-way” market through the distribution date, you will also sell your right to receive shares of New Senior Investment Group common stock in the distribution. If you own shares of Newcastle common stock at the close of business on the record date and sell those shares on the “ex-distribution” market through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Newcastle common stock on the record date. You are urged to consult your tax advisor regarding the treatment of the distribution to you if you purchase or sell Newcastle common stock between the record date and the distribution date.

Furthermore, beginning on or shortly before the record date and continuing up to and through the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of our common stock that will be distributed to Newcastle stockholders on the distribution date. If you owned shares of Newcastle common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without trading the shares of Newcastle common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end and “regular-way” trading will begin.

CONDITIONS TO THE DISTRIBUTION

We expect that the distribution will occur on         , 2014, the distribution date, provided that, among other conditions described in this Information Statement, the following conditions shall have been satisfied:

•	our registration statement on Form 10, of which this Information Statement is a part, shall have become effective under the Exchange Act, and no stop order relating to the registration statement is in effect;
•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance; and
•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

Newcastle has the right not to complete the distribution if, at any time, the board of directors of Newcastle determines, in its sole discretion, that the distribution is not in the best interests of Newcastle or that market conditions are such that it is not advisable to separate New Senior Investment Group from Newcastle.

REASONS FOR THE SPIN-OFF

Newcastle’s board of directors periodically reviews strategic alternatives. The board determined upon careful review and consideration that the spin-off of New Senior Investment Group is in the best interests of Newcastle. The board’s determination was based on a number of factors, including those set forth below:

•	Creation of two focused companies. After the spin-off, we will focus primarily on investments in senior housing properties, and Newcastle will focus primarily on harvesting its investments in commercial real estate related assets and making opportunistic investments.
•	Potential for a higher aggregate market value for stockholders. The spin-off will enable potential investors and the financial community to evaluate the performance of our and Newcastle’s remaining portfolio separately, which we believe could result in a higher aggregate market value than Newcastle’s pre-spin value. We believe the spin-off will enable each business to cultivate a distinct identity and to appeal to different types of investors. For example, some traditional property REIT investors are currently restricted from investing in Newcastle due to its legacy collateralized debt obligations.
•	Tailored capital structure and financing options. After the spin-off, we and Newcastle will have the flexibility to tailor our respective capital structures to our individual needs, and, as separate companies, we may each be able to attain more favorable financing terms and a lower blended cost of capital. In addition, tailored capital structures will facilitate our and Newcastle’s ability to pursue acquisitions and strategic alliances possibly using common stock as currency.

The anticipated benefits of the spin-off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated or at all. In the event that the spin-off does not result in such benefits, the costs associated with the transaction, including an expected increase in management compensation and general and administrative expenses, could have a negative effect on our and Newcastle’s financial condition and ability to make distributions to stockholders. For more information about the risks associated with the spin-off, see “Risk Factors.”

REASONS FOR FURNISHING THIS INFORMATION STATEMENT

This Information Statement is being furnished solely to provide information to Newcastle stockholders who are entitled to receive shares of New Senior Investment Group common stock in the distribution. The Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of Newcastle. We believe that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Newcastle nor we undertake any obligation to update such information.

DISTRIBUTION POLICY

We intend to make regular quarterly distributions of an amount at least equal to all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available therefore. To qualify as a REIT we must distribute annually to our stockholders an amount at least equal to:

•	90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains (which does not necessarily equal net income as calculated in accordance with GAAP); plus
•	90% of the excess of our taxable income from foreclosure property (as defined in Section 856 of the Code) over the tax imposed on such income by the Code; less
•	Any excess non-cash income (as determined under the Code). See “U.S. Federal Income Tax Considerations.”

We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “U.S. Federal Income Tax Considerations—Taxation of New Senior Investment Group—Annual Distribution Requirements.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes.

Distributions will be authorized by our board of directors and declared by us based upon a number of factors, including actual results of operations, restrictions under Delaware law or applicable debt covenants, our financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors our directors deem relevant. Our ability to make distributions to our stockholders will depend upon the performance of our asset portfolio, and, in turn, upon our Manager’s management of our business. Distributions will be made in cash to the extent that cash is available for distribution. We may not be able to generate sufficient cash flow from operating activities to pay distributions to our stockholders. In addition, our board of directors may change our distribution policy in the future. See “Risk Factors.”

Distributions will generally be taxable to our stockholders as ordinary income. However, a portion of such distributions may be designated by us as long-term capital gain to the extent that such portion is attributable to our sale of capital assets held for more than one year. If we pay distributions in excess of our current and accumulated earnings and profits, such distributions will be treated as a tax-free return of capital to the extent of each stockholder’s tax basis in our common stock and as capital gain thereafter. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their U.S. federal income tax status. For a discussion of the U.S. federal income tax treatment of our distributions, see “U.S. Federal Income Tax Considerations—Taxation of New Senior Investment Group” and “U.S. Federal Income Tax Considerations—Taxation of Stockholders.”

Our certificate of incorporation will allow us to issue preferred stock that could have a preference on distributions. We currently have no intention to issue any preferred stock, but if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may consider various funding sources to cover any such shortfall, including borrowing under available debt facilities, selling certain of our assets or using a portion of the net proceeds we receive in future offerings. Alternatively, we may satisfy this requirement paying dividends in stock. See “Risk Factors—Risks Related to Our Common Stock—We may in the future choose to pay dividends in our own stock, in which case you could be required to pay income taxes in excess of the cash dividends you receive.

Our distribution policy enables us to review the alternative funding sources available to us from time to time.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

The table below provides selected historical consolidated (Successor) and combined (Predecessor) financial data as of and for the periods shown. The financial data as of and for the three months ended March 31, 2014 and for the three months ended March 31, 2013 have been derived from the unaudited condensed consolidated financial statements. The financial data as of December 31, 2013 (Successor) and December 31, 2012 (Successor) and for the year ended December 31, 2013 (Successor) and the period from July 18, 2012 to December 31, 2012 (Successor) have been derived from our audited consolidated financial statements for those dates and periods. The financial data for the period from January 1, 2012 to July 17, 2012 (Predecessor) and the year ended December 31, 2011 (Predecessor) have been derived from our audited combined financial statements for those dates and periods. The financial data as of December 31, 2011 and as of and for the year ended December 31, 2010 and December 31, 2009 have been derived from unaudited combined financial statements of our Predecessor not included in this Information Statement. The selected financial data provided below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated and combined financial statements and related notes included in this Information Statement.

As described in Note 2 of our consolidated financial statements included in this Information Statement, we applied acquisition accounting as of July 17, 2012 in connection with the acquisition of the initial portfolio of senior housing properties by Newcastle. As a result, the financial data for Successor period is not comparable to that of our Predecessor.

Operating results for the periods presented are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2014 or for any future period. The impact of acquisitions, change in the Management Agreement and other changes due to the spin-off are discussed in greater detail within the “Unaudited Pro Forma Consolidated Financial Information” section of this Information Statement. The data should be read in conjunction with the consolidated and combined financial statements, related notes and other financial information included herein.

Operating Data

(dollars in thousands)	Successor				Predecessor
	For the three months ended March 31, 2014	For the three months ended March 31, 2013	For the year ended December 31, 2013	For the period from July 18, 2012 to December 31, 2012	For the period from January 1, 2012 to July 17, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009
	(Unaudited)	(Unaudited)					(Unaudited)	(Unaudited)
Revenues
Resident fees and services	$35,537	$12,979	$83,218	$18,000	$19,680	$36,419	$34,570	$34,070
Rental revenue	22,298	—	1,918	—	—	—	—	—
Total revenues	57,835	12,979	85,136	18,000	19,680	36,419	34,570	34,070
Expenses
Property operating expenses	25,691	9,204	60,452	13,011	13,778	25,512	25,050	24,529
Depreciation and amortization	22,835	4,033	26,933	5,784	1,203	2,418	2,580	2,545
Acquisition and transaction	4,091	31	12,568	6,037	—	—	—	—
Interest	13,305	1,221	10,589	1,767	2,534	4,699	4,767	4,864
Management fee to affiliate	1,653	290	1,796	464	—	—	—	—
General and administrative	838	156	2,188	274	20	16	31	14
Total expenses	68,413	14,935	114,526	27,337	17,535	32,645	32,428	31,952

Income (Loss) before income tax	(10,578)	(1,956)	(29,390)	(9,337)	2,145	3,774	2,142	2,118
Income tax expense	360	211	656	150	—	—	—	—
Net (loss) income	$(10,938)	$(2,167)	$(30,046)	$(9,487)	$2,145	$3,774	$2,142	$2,118

Cash Flow Data

(dollars in thousands)	Successor				Predecessor
	For the three months ended March 31, 2014	For the three months ended March 31, 2013	For the year ended December 31, 2013	For the period from July 18, 2012 to December 31, 2012	For the period from January 1, 2012 to July 17, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009
	(Unaudited)	(Unaudited)					(Unaudited)	(Unaudited)
Net cash provided from (used in)
Operating activities	$15,538	$1,548	$42,532	$(1,486)	$3,076	$6,973	$4,861	$4,523
Investing activities	(27,233)	(2,817)	(1,253,174)	(44,411)	(251)	(1,092)	(1,129)	(969)
Financing activities	18,307	2,161	1,231,315	55,617	(2,955)	(6,331)	(3,506)	(3,926)

Balance Sheet Data

(dollars in thousands)	Successor			Predecessor
	As of March 31, 2014	As of December 31,		As of December 31,
		2013	2012	2011	2010	2009
	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)
Total assets	$1,566,928	$1,549,595	$196,330	$46,669	$48,981	$50,312
Total mortgage notes payable	1,091,898	1,077,172	120,525	70,355	72,099	73,752
Total liabilities	1,165,983	1,141,760	126,626	73,854	75,353	76,973
Total Member’s Equity	400,945	407,835	69,704	(27,185)	(26,372)	(26,661)

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information was derived from the application of pro forma adjustments to the consolidated financial statements of New Senior Investment Group Inc. The unaudited pro forma consolidated statement of operations for the three month period ended March 31, 2014 and the year ended December 31, 2013 give effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or had become effective as of January 1, 2013. The unaudited pro forma consolidated balance sheet as of March 31, 2014 gives effect to the Pro Forma Transactions, as if they had occurred on March 31, 2014. However, no pro forma adjustment has been made to the historical financial statements whenever the Pro Forma Transactions were already reflected in the underlying historical data as of or for the entire reporting period presented.

The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable in order to reflect, on a pro forma basis, the impact of the transactions listed below on our historical financial information. The pro forma financial information is provided for informational and illustrative purposes only and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited condensed consolidated financial statements and our audited consolidated financial statements included elsewhere in this Information Statement. All amounts are presented in thousands unless otherwise noted.

The unaudited pro forma consolidated financial information has been prepared to reflect adjustments to our historical consolidated financial information that are (i) directly attributable to the Pro Forma Transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma consolidated statement of operations, expected to have a continuing impact on our results. However, such adjustments are estimates and may not prove to be accurate. Information regarding these adjustments is subject to risks and uncertainties that could cause actual results to differ materially from our unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated information set forth below reflects the historical information of New Senior Investment Group, as adjusted to give effect to the following “Pro Forma Transactions”:

•	the acquisition of the Holiday Portfolio on December 23, 2013, and the triple net master leases of the Holiday Portfolio;
•	the acquisition of the TJM Portfolio on August 1, 2013;
•	the Management Agreement between the Company and the Manager to be executed upon separation; and
•	the issuance of New Senior Investment Group stock.

The impact of the acquisition and of the triple net master leases of the Holiday Portfolio, as well as the acquisition of the TJM Portfolio are already reflected in the Company’s historical consolidated balance sheet as of March 31, 2014 and in the historical consolidated statement of operations of New Senior Investment Group for the three months ended March 31, 2014; accordingly, no pro forma adjustment has been made to these financial statements as the impact of such transactions is included in our historical financial data.

We have not made any pro forma adjustment for our costs relating to reporting, compliance or investor relations costs, or other incremental costs that we may incur as a public company, including costs relating to compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

The attached unaudited pro forma consolidated financial information is provided for information purposes only. The unaudited pro forma consolidated statement of operations does not purport to represent what New Senior Investment Group’s results of operations or financial condition would have been had such transactions been consummated on the date indicated, nor does it represent our results of operations or financial condition of the Company for any future date or period.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2013

		Pro Forma Adjustments
	Historical	Holiday Transactions (A)	TJM Acquisition (B)	Management Fees (C)	Pro Forma
Revenues
Resident fees and services	$83,218	$—	$29,687	$—		$112,905
Rental revenue	1,918	87,369	—	—		89,287
Total revenues	85,136	87,369	29,687	—		202,192

Expenses
Property operating expenses	60,452	—	21,007	—		81,459
Depreciation and amortization	26,933	48,011	9,944	—		84,888
Acquisition and transaction	12,568	—	—	—		12,568
Interest	10,589	36,286	4,529	—		51,404
Management fee to affiliate	1,796	—	—	6,000		7,796
General and administrative	2,188	—	1,191	—		3,379
Total expenses	114,526	84,297	36,671	6,000		241,494
Income (loss) before income taxes	(29,390)	3,072	(6,984)	(6,000)		(39,302)

Income tax expense	656	—	—			656
Net loss	$(30,046)	$3,072	$(6,984)	$(6,000)		$(39,958)

Loss per share, basic and diluted					$		(D)
Weighted average shares outstanding, basic and diluted							(D)

See notes to unaudited pro forma consolidated information

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Three months ended March 31, 2014

		Pro Forma Adjustment
	Historical	Management Fees (C)	Pro Forma
Revenues
Resident fees and services	$35,537	$—		$35,537
Rental revenue	22,298	—		22,298
Total revenues	57,835	—		57,835

Expenses
Property operating expenses	25,691	—		25,691
Depreciation and amortization	22,835	—		22,835
Interest	13,305	—		13,305
Acquisition and transaction	4,091	—		4,091
Management fee to affiliate	1,653	227		1,880
General and administrative	838	—		838
Total expenses	68,413	227		68,640
Income (loss) before income taxes	(10,578)	(227)		(10,805)

Income tax expense	360	—		360
Net loss	$(10,938)	$(227)		$(11,165)

Loss per share, basic and diluted			$		(D)
Weighted average shares outstanding, basic and diluted					(D)

See notes to unaudited pro forma consolidated information

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of March 31, 2014

	Historical	Pro Forma Adjustments (E)	Pro Forma
Assets
Real estate investments:
Land	$104,634	$—	$104,634
Buildings, improvements and other	1,291,199	—	1,291,199
Accumulated depreciation	(21,123)	—	(21,123)
Net real estate	1,374,710	—	1,374,710
Acquired lease property and other intangible assets	125,433	—	125,433
Accumulated amortization	(34,408)	—	(34,408)
Net real estate intangibles	91,025	—	91,025
Net real estate investments	1,465,735	—	1,465,735

Cash and cash equivalents	37,005	—	37,005
Receivables and other assets	24,011	—	24,011
Deferred financing costs, net	40,177	—	40,177
Total assets	$1,566,928	$—	$1,566,928

Liabilities and Equity
Liabilities
Mortgage notes payable	$1,091,898	$—	$1,091,898
Due to affiliates	7,405	—	7,405
Accrued expenses and other liabilities	66,680	—	66,680
Total liabilities	1,165,983	—	1,165,983

Commitments and contingencies
Equity
Common stock, $ par value; shares authorized on a pro forma basis; shares issued and outstanding on a pro forma basis	$—	—	—
Additional paid-in-capital	—	—	—
Retained earnings	—	—	—
Total shareholders’ equity		400,945	400,945
Total members’ equity	400,945	(400,945)	—
Total liabilities and equity	$1,566,928	—	$1,566,928

See notes to unaudited pro forma consolidated information

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INFORMATION

Description of Pro Forma adjustments

(A)	Holiday Transactions:

On December 23, 2013, we completed the acquisition of a 51-property portfolio of independent living senior housing properties from certain affiliates of Holiday for approximately $1,000,475 plus acquisition related costs. We funded the purchase price with $719,350 of non-recourse mortgage notes and $281,125 in cash. The Holiday Portfolio includes properties located across 24 states with 5,840 beds in aggregate. The impact of the Holiday Portfolio acquisition is already reflected in the historical balance sheet of New Senior Investment Group as of March 31, 2014.

Concurrent with the closing of the Holiday acquisition, we leased these properties to certain affiliates of Holiday pursuant to two triple net master leases on nearly identical terms. Each master lease has a 17-year term and first-year lease income equal to $65,031, with annual increases during the following three years of 4.5% and increases varying between 3.5% and 3.75% thereafter.

This pro forma adjustment gives effect to the acquisition of the Holiday Portfolio and the triple net lease agreements, (together, the “Holiday Transactions”) as reflected in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2013, as if the acquisitions and the triple net lease had been effective on January 1, 2013.

Under each master lease, the respective Master Tenant is responsible for operating its portion of the Holiday Portfolio and bearing the related costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance and the payroll expense of property level employees. As a result, no pro forma adjustment is made to operating expenses pursuant to the Holiday acquisition.

The following table summarizes the calculation of the pro forma adjustment to rental revenue resulting from the Holiday Transactions, which is calculated as follows:

Pro forma revenue for the first year	$ 89,287
Less: Amounts recognized in the historical statement of operations since the date of acquisition (12/23/2013 through 12/31/2013)	(1,918)
Pro forma adjustment to rental revenue	$ 87,369

The following table summarizes the calculation of the pro forma adjustment to depreciation and amortization expense resulting from the Holiday acquisition:

Asset class	Useful life	Carrying value	Recalculated annual depreciation and amortization	Less 2013 historical depreciation expense and amortization(1)	Pro Forma adjustment
Land	NA	$55,024	—	—	—
Buildings, improvements and other	5-40	882,572	28,041	(676)	27,365
In-place lease intangibles	2.75	57,830	21,029	(519)	20,510
Above/below market intangibles	17-82	5,049	140	(4)	136
		$1,000,475	$49,210	$(1,199)	$48,011

(1)	2013 historical depreciation expense and amortization consists of amounts recognized in the historical statement of operations since the date of acquisition (12/23/2013 through 12/31/2013).

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INFORMATION

In connection with the Holiday Transactions, the Company entered into approximately $719,350 in non-recourse mortgage note financing. The following table summarizes the calculation of the pro forma adjustment to interest expense resulting from the Holiday acquisition:

Pro forma annual interest expense on the Holiday mortgage notes	$30,285
Plus: amortization of deferred financing fees	6,919
Less : amounts recognized in the historical statement of operations since the date of acquisition (12/23/2013 through 12/31/2013)	(918)
Pro forma adjustment to interest expense	$36,286

The Holiday financing consists of the following total principal balance and weighted average interest rate:

Principal balance	Weighted average interest rate	Fixed or variable
$ 719,350	4.21%	Fixed

New Senior Investment Group intends to elect and qualify as a REIT under the requirements of the Code, and as a result, certain activities such as those relating to the triple net lease of the Holiday Portfolio, would not be subject to income tax. Consequently, no adjustment to pro forma income tax expense has been made with respect to this adjustment.

(B)	Acquisition of the TJM Portfolio:

As described in Note 3 to our audited consolidated financial statements, on August 1, 2013, the Company completed the acquisition of 15 senior housing properties (the “TJM Portfolio”) from TJM Properties Inc. (“TJM”) for cash consideration of approximately $157,046, $44,217 in assumed mortgage notes payable and net liabilities and contingent consideration of $1,500. The impact of the TJM Portfolio acquisition is already reflected in the historical balance sheet of New Senior Investment Group as of March 31, 2014.

The TJM pro forma adjustments give effect to the acquisition of the TJM Portfolio and the operations of the Florida properties from January 1, 2013 through the date of acquisition on August 1, 2013 as if the acquisition had been effective on January 1, 2013.

Accordingly, the pro forma adjustment to resident fees of $29,687 represents actual resident fees for the period from January 1, 2013 through July 31, 2013. Similarly, property operating expenses as well as general and administrative expenses have been adjusted on a pro forma basis by $21,007 and $1,191, respectively, for the period from January 1, 2013 through July 31, 2013.

Prior to its acquisition by our Parent, the TJM Portfolio was party to property management agreements with affiliates of its prior owner. Upon acquisition, a new property management agreement was entered into with the property managers. Under the terms of the new property management agreement, the property managers earn a management fee of 6% of the monthly effective gross income (i.e., revenue) as defined in the property management agreements. As a result, pro forma property management fee to affiliate is adjusted as part of property operating expenses, as if the new property management agreement had been in place on January 1, 2013, as follows:

Pre acquisition revenues (01/01/2013 through 07/31/2013)	$29,687
Pro forma property management fee to affiliate (6% of revenues)	1,781
Less: amounts recognized in the historical statement of operations prior to the acquisition of TJM	(780)
Pro forma adjustment to property management fee	$1,001

Property management fees are a component of property operating expenses.

For further details on the definition and calculation of property management fees, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transactions with Affiliates and Affiliated Entities—Property Management Agreements.”

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INFORMATION

The following table summarizes the calculation of the pro forma adjustment to depreciation expense resulting from the TJM Portfolio acquisition:

Asset class	Useful life	Carrying value	Recalculated annual depreciation and amortization	Less 2013 historical depreciation expense and amortization(2)	Pro Forma adjustment
Land	N/A	$20,266	—	—	—
Buildings, improvements and other	5-40	159,494	6,296	(2,624)	3,672
In-place lease intangibles	2	21,503	10,752	(4,480)	6,272
		$201,263	$17,048	$(7,104)	$9,944

(2)	2013 historical depreciation expense and amortization consists of amounts recognized in the historical statement of operations since the date of acquisition (08/01/2013 through 12/31/2013).

Additionally, the following table summarizes the calculation of the pro forma adjustment to interest expense resulting from the TJM acquisition, as follows:

Pro forma annual interest expense	$6,319
Plus: amortization of deferred financing fees	1,405
Less: amounts recognized in the historical statement of operations since the date of acquisition (08/01/2013 through 12/31/2013)	(3,195)
Pro forma adjustment to interest expense	$4,529

The TJM financings consist of the following principal balances and weighted average interest rates:

Principal balance	Weighted average interest rate	Fixed or Variable
$ 93,521	4.78%	Variable
$ 52,666	3.51%	Fixed

A 0.125% variance in the variable interest rates would amount to a change in the total pro forma interest expense of approximately $117.

TJM operations are held within the Company’s TRS and are therefore subject to federal income taxes at corporate rates. No pro forma adjustment for income tax expense has been reflected in the pro forma statement of operations as taxable income is projected to be minimal.

(C)	Management fee and incentive compensation:

Prior to the completion of the distribution, we will enter into a Management Agreement with our Manager. Under the Management Agreement, we will pay a management fee of 1.5% per annum of our gross equity calculated and payable monthly. Gross equity is generally the equity invested by Newcastle as of the distribution date, as defined, plus total net proceeds from stock offerings, plus certain capital contributions to subsidiaries, less capital distributions (calculated without regard to depreciation and amortization) and repurchases of common stock. For purposes of preparing the unaudited pro forma consolidated pro forma information, we calculated pro forma gross equity of $501,420 as of March 31, 2014.

In addition to the management fee and following the spin-off, our Manager will be eligible to receive incentive compensation in an amount equal to the product of (A) 25% of the dollar amount by which (1)(a) FFO before the incentive compensation per share of common stock, plus (b) gains (or losses) from sales of property per share of common stock, plus (c) internal and third party acquisition-related expenses, plus (d) unconsummated transaction expenses, and plus (e) Other Non-Routine Items, exceed (2) an amount equal to (a) the weighted average value per share of the equity invested by Newcastle as of the distribution date and the price per share of our common stock

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INFORMATION

in any offerings by us (adjusted for prior capital dividends or capital distributions, which shall be calculated without regard to depreciation and amortization) multiplied by (b) a simple interest rate of 10% per annum, multiplied by (B) the weighted average number of shares of common stock outstanding.

“FFO” means net income (computed in accordance with GAAP), excluding gains (losses) from sales of depreciable real estate assets, impairment charges of depreciable real estate, plus real estate depreciation and amortization (excluding depreciation on non-real estate assets such as furniture, fixtures and equipment), and after adjustments required to account for earnings attributable to unconsolidated partnerships and joint ventures on the basis of FFO. The computation of FFO may be adjusted by our independent directors upon reasonable request by our Manager based on changes in, or certain applications of, GAAP. FFO will be determined from the date of the spin-off and without regard to Newcastle’s prior performance.

The pro forma adjustment reflects the impact of the management fee and is calculated based on the pro forma financial information. A total pro forma equity value of $501,420 was used in the calculation and would have resulted in a base management fee of $1,880 and $7,521 for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, if such Management Agreement had been in effect on January 1, 2013.

Pro forma net loss before incentive fee was ($11,165) and ($39,683), and would have resulted in an incentive fee of $0 and $275 for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. For further details on the definition and calculation of our Manager’s incentive compensation, see “Our Manager and Management Agreement.” The table below sets forth the calculation of the base management fee and incentive compensation on a pro forma basis:

	Three months ended March 31, 2014	Year ended December 31, 2013
Equity invested	$501,420	$501,420
Base management fee of 1.5% of equity invested (i)	1,880	7,521
Pro forma funds from operations	9,010	35,595
Internal and third party acquisition-related expenses	4,861	15,646
(A)	13,871	51,241
Equity invested at the distribution date	501,420	501,420
10% p.a. simple interest (B)	50,142	50,142
Pro forma incentive fee @ 25% of excess of (A) over (B) (ii)	—	275
Pro forma total management fee (i) + (ii)	1,880	7,796
Historical total management fee	1,653	1,796
Pro forma total management fee adjustment	$227	$6,000
Pro forma funds from operations:	Three months ended March 31, 2014	Year ended December 31, 2013
Pro forma net income before incentive fee	$(11,165)	$(39,683)
Pro forma real estate depreciation and amortization..	20,175	75,278
Pro forma funds from operations	$9,010	$35,595
(D)	Pro forma basic and diluted loss per share:

The number of shares used to compute pro forma basic and diluted loss per share for both the year ended December 31, 2013 and the three months ended March 31, 2014 is                    , which will be the number of shares issued and outstanding upon separation. The pro forma basic and diluted loss per share for the three months ended March 31, 2014 and the year ended December 31, 2013 is estimated to be $             and $             , respectively.

(E)	Contribution of cash from Newcastle and issuance of New Senior Investment Group shares:

This adjustment reflects the issuance of             shares of New Senior Investment Group stock (par value $0.01) upon separation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with selected consolidated financial information, our audited consolidated (Successor) financial statements for the year ended December 31, 2013, the period from July 18, 2012 to December 31, 2012 (Successor), combined (Predecessor) financial statements for the period from January 1, 2012 to July 17, 2012 and the year ended December 31, 2011 (Predecessor) and our unaudited condensed consolidated financial statements for the three months ended March 31, 2014 and March 31, 2013 appearing elsewhere in this Information Statement. The financial statement information presented for the periods prior to July 17, 2012 and after July 18, 2012 are not comparable due to a change in basis resulting from the initial acquisition of senior housing properties by our Parent, Newcastle, as discussed further in Note 2 to our audited consolidated and combined financial statements. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Cautionary Statement Concerning Forward-Looking Statements,” “Risk Factors,” and elsewhere in this Information Statement. All amounts are presented in thousands unless otherwise noted.

OVERVIEW

We invest in a diversified portfolio of senior housing properties across 26 states in the continental United States as of March 31, 2014. We were formed as Newcastle Senior Living Holdings LLC, a Delaware limited liability company in 2012 and were a wholly owned subsidiary of Newcastle Investment Corp. We converted to a Delaware corporation on May 30, 2014 and changed our name to New Senior Investment Group Inc. on June 16, 2014. We are currently headquartered in Dallas, Texas.

We conduct our business through two reportable segments: (1) Managed Properties and (2) Triple Net Lease Properties.

We have invested in 35 senior housing properties as of March 31, 2014 and engaged Holiday Acquisitions Holdings LLC and FHC Property Management LLC, collectively the “property managers”, to manage them on a day-to-day basis under the Managed Properties segment. These properties consist of four dedicated independent living properties and 31 properties with a combination of independent living, assisted living or memory care properties. IL-only properties are age-restricted, multifamily rental properties with central dining that provide residents access to meals and other services such as housekeeping, linen service, transportation and social and recreational activities. AL/MC properties are state-regulated rental properties that provide the same services as IL-only and additionally have staff to provide residents assistance with activities of daily living, such as management of medications, bathing, dressing, and toileting, ambulating and eating. AL/MC properties may include memory care facilities that specifically provide care for individuals with Alzheimer’s disease and other forms of dementia or memory loss.

We also invested in 51 net lease properties as of March 31, 2014 under the Triple Net Lease Properties segment, which are subject to triple net lease arrangements with subsidiaries of Holiday Retirement Corp. In a triple net lease transaction, we generally purchase property, lease it back to the seller and the lessee agrees to operate the property and bear the related costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance, and the payroll expense of property-level employees. The triple net lease properties in our current portfolio have 17-year terms with first year rent equal to 6.5% of the purchase price with annual increases during the following three years of 4.5%, and annual increases thereafter varying from 3.5% to 3.75% based on changes in the CPI.

Our Parent is a party to a management agreement with FIG LLC, a subsidiary of Fortress under which the Manager advises us on various aspects of our business and manages our day-to-day operations, subject to the supervision of our board of directors. For its services, the Manager receives an annual management fee and incentive compensation, both as defined in, and in accordance with the terms of, the Management Agreement.

On             2014, the board of directors of Newcastle approved and announced plans for the separation (the “Spin-off”) of the New Senior Investment Group's business from Newcastle and the establishment of New Senior Investment Group as a separate, publicly traded real estate investment trust (“REIT”). To effect the separation, Newcastle will distribute all of the shares of our common stock held by Newcastle to holders of Newcastle common stock, subject to certain conditions. The distribution of the shares of our common stock will take place on             2014. On the distribution date, each holder of Newcastle common stock will receive             share(s) of our common stock for each share of Newcastle common stock held at the close of business on the record date, prior to giving effect to the reverse stock split that Newcastle intends to implement immediately prior to the distribution. Immediately following the distribution, Newcastle's stockholders will own 100% of our common stock.

Subsequent to the spin-off, we intend to be a newly listed public REIT focused primarily on investing in senior housing properties. We will be externally managed by FIG LLC. We intend to invest in assets that generate significant cash flows and have the potential for meaningful capital appreciation. We will seek to employ a conservative capital structure to generate attractive risk adjusted returns throughout different business cycles and interest rate environments. We take an active approach centered around identifying and executing on opportunities, responding to the changing market environment, and dynamically managing our investment portfolio to enhance returns. Specifically:

•	we expect projected changes in demographics will drive increased demand for senior housing, creating favorable supply-demand fundamentals;
•	we believe targeting smaller local and regional portfolios in non brokered transactions enables us to reduce competition with other REIT and institutional buyers of large portfolios; and
•	capitalizing on the experience of our Manager in the senior housing industry, we expect to generate growth in property-level net operating income as operational improvements are achieved.

Through a series of acquisitions, we acquired 72 senior housing properties in 2013. We expect to continue exploring opportunities to invest in additional senior housing properties across the United States. While we generally target smaller portfolios, we have invested in large portfolios that we believe offer attractive risk-adjusted returns.

ACQUISITIONS

Acquired Properties – 2012

BPM

On July 18, 2012, our Parent completed the initial acquisition of senior housing properties and we recognized real estate investments of $143,300 and incurred $88,400 in non-recourse fixed rate mortgage debt. These acquired assets comprised more than 800 beds in AL/MC senior housing properties located in California, Oregon, Utah, Arizona and Idaho and are managed by Blue Harbor.

Other Acquisitions

In November and December 2012, we completed two additional acquisitions of senior housing properties in Utah and Texas for aggregate consideration of $44,100 plus acquisition-related costs. These acquisitions, comprising more than 550 beds, added four additional AL/MC senior housing properties to our Managed Properties segment and are managed by Blue Harbor.

Acquired Properties – 2013

In 2013, we completed a series of acquisitions of senior housing properties, in both our Managed Properties and Triple Net Lease Properties segments.

Holiday Portfolio Acquisition

On November 18, 2013, we entered into an agreement to acquire a 51-property portfolio of IL-only senior housing properties from certain subsidiaries of Holiday. On December 23, 2013, the Company completed the acquisition of these properties for an aggregate total consideration of $1,000,475 which was comprised of approximately $719,350 of non-recourse, fixed rate mortgage debt, and $281,125 of cash. The mortgage debt has a weighted average interest rate of 4.21% and consists of a $356,850 loan with a term of seven years and a $362,500 loan with a term of ten years.

In connection with the close of the Holiday acquisition on December 23, 2013, we leased these properties to the Master Tenants pursuant to two triple net master leases on nearly identical terms. Each lease has a 17-year term and first-year rent equal to 6.5% of the purchase price with annual increases during the following three years of 4.5%, and annual increases thereafter varying from 3.5% to 3.75% based on changes in the CPI. Under each master lease, the respective Master Tenant is responsible for operating the Holiday Portfolio and for the related costs including taxes, insurance, repairs and capital improvements. Under the master lease, on an annual basis, Master Tenants are required to make capital improvements equal to a minimum of one thousand dollars per unit every two years, subject to annual escalations thereafter.

The Master Tenants’ obligations to us under the master leases are guaranteed by a subsidiary of Holiday. The Guarantor is required to maintain a minimum net worth (book value plus accumulated depreciation and certain other adjustments as defined in the guaranty) of $150,000, a minimum fixed charge coverage ratio (Consolidated EBITDAR dividend by rent and interest) of 1.10 and a maximum leverage ratio (debt plus 10 times cash rent dividend by Consolidated EBITDAR) of ten to one. Consolidated EBITDAR is defined as consolidated net income or loss for such period, plus amortization and depreciation expense, provision for income taxes, interest expense, rent expense, non-cash charges, non-recurring income and expenses and excluding interest income. While we believe that the financial covenants contained in the master leases and the guaranty of lease agreements enhance the security of payments that will be owed to us under the master leases, these security features may not ensure timely payment in full of all amounts due to us under the master leases or the guaranty of the lease agreements. See “Risk Factors—Risks Related to Our Business—We are not permitted to operate our properties and we are dependent on the property managers and tenants (including the Master Tenants) of our properties”. For further discussion of risks surrounding our dependency on Master Tenants to pay—see “Risk Factors.”

Other Acquisitions

During 2013, we acquired 21 other senior housing properties in seven different portfolios with properties located in New York, Florida, North Carolina, Pennsylvania, and Virginia for an aggregate purchase price of approximately $302,727 plus acquisition costs, financed with $218,999 of non-recourse fixed and floating rate mortgage debt and $83,728 of cash. These IL-only and AL/MC properties are located across five states and have more than 3,000 beds in aggregate. These properties are managed by Holiday or Blue Harbor. For 18 of the properties, we retained Holiday to manage the properties. Pursuant to the property management agreements with Holiday, we pay management fees equal to either (i) 5% of the property’s effective gross income (as defined in the agreements) or (ii) 6% of the property’s effective gross income (as defined in the agreements) for the first two years and 7% thereafter. For the other three properties acquired, we retained Blue Harbor to manage the properties. Pursuant to the agreements with Blue Harbor, we pay management fees equal to 6% of the property’s effective gross income (as defined in the agreements) for the first two years and 7% thereafter.

Acquired Properties – 2014

In January 2014, we completed the acquisition of two senior housing properties located in Michigan and Ohio, for an aggregate purchase price of approximately $23 million, and financed the properties with $17 million of non-recourse mortgage notes. Both properties were integrated into our Managed Properties segment and are managed by Holiday.

In May 2014, we acquired three AL/MC properties for approximately $22 million. These properties were integrated into our Managed Properties segment and are managed by Blue Harbor.

We intend to continue to acquire senior housing properties for both our Managed Properties and Triple Net Lease Properties segments.

RESULTS OF OPERATIONS

Comparability of Information

We have a limited operating history and we acquired our first portfolio of senior housing properties, BPM, in July 2012. Because we were not operating as a separate, stand-alone entity, our results of operations are not necessarily indicative of our future performance as a stand-alone company. As of March 31, 2014, we owned 35 managed properties and 51 triple net lease properties. The properties in our portfolio are described in more detail below under “—Our Portfolio.”

The initial acquisition of senior housing properties by our Parent closed on July 18, 2012. Subsequently, other senior housing properties were acquired by Newcastle. Our consolidated financial statements for reporting periods after July 18, 2012 are labeled as “Successor,” while our combined financial statements for reporting periods prior to the Acquisition on July 17, 2012 are labeled as “Predecessor.” Successor financial statements include the effect of the application of acquisition accounting as of the Acquisition date, which as prescribed under GAAP, required that we recognize the net assets acquired at fair value. As a result, the consolidated financial statements for the Successor periods and the combined financial statements for the Predecessor periods are presented on a different basis and are, therefore, not directly comparable.

Because real estate investments have been remeasured to fair value as of July 18, 2012, the carrying amount of these assets on our consolidated balance sheets in the Successor periods increased significantly – as well as the related depreciation expense which accordingly cannot be meaningfully compared to depreciation expense for the Predecessor periods, as it is based on a lower historical cost basis. In addition, because we typically refinanced the mortgages associated with the senior housing properties that we acquire, interest expense for the Successor and Predecessor periods is not directly comparable. Our Parent has been a party to the Management Agreement with FIG LLC, a subsidiary of Fortress, and we were allocated a portion of our Parent’s management fee during the Successor periods. We were not party to the Management Agreement during the Predecessor periods.

Segment Overview

We evaluate our business operations and allocate resources based on two segments: (i) Managed Properties and (ii) Triple Net Lease Properties. Under our Managed Properties segment, we operate 35 properties under property management agreements with the property managers. Under our Triple Net Lease Properties segment, we lease the Holiday Portfolio under two triple net master leases. Both segments apply the accounting policies described in Note 2 to our unaudited condensed consolidated financial statements.

We evaluate performance of these reportable business segments based on segment net operating income (“NOI”). We define NOI as total revenue less property operating expenses, which include property management fees and travel reimbursements. The Company believes that net income, as defined by GAAP, is the most appropriate earnings measurement. However, the Company believes that segment NOI serves as a useful supplement to net income because it allows investors, analysts and our management to assess our unleveraged property-level operating results and to compare our operating results to the operating results of other real estate companies and between periods on a consistent basis. Segment NOI should not be considered as an alternative to net income as determined in accordance with GAAP.

Our Managed Properties segment operates various types of senior housing properties and provides our customers with a broad range of services that management believes are integral to the success and growth of this segment. Our Triple Net Lease Properties segment leases senior housing properties on a long-term basis whereby we do not manage the underlying operations, as our tenants are typically responsible for bearing operating costs including maintenance, utilities, taxes, insurance, repairs and capital improvements. Thus, resident fees and services, property operating expenses, general and administrative expenses, other income and expenses, and income tax expense are not relevant to the Triple Net Lease Properties segment. Because of such differences in the nature of the segments’ activities, each segment requires a different type of management focus. As such, these segments are managed separately. In deciding how to allocate resources and assess performance, the Company’s Chief Operating Decision Maker regularly evaluates the performance of our reportable segments on the basis of NOI.

Three months ended March 31, 2014 compared to three months ended March 31, 2013

The following table sets forth our historical results of operations in thousands of dollars and as a percent of revenues. The data for three months ended March 31, 2014 and March 31, 2013 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this Information Statement. Amounts and percentages have been calculated based on unrounded numbers. Accordingly, certain amounts may not add due to this rounding effect.

(dollars in thousands)	Three months ended March 31, 2014		Three months ended March 31, 2013
	Amount	Percent of revenues	Amount	Percent of revenues
Revenues
Resident fees and services	$35,537	61.4%	$12,979	100.0%
Rental revenue	22,298	38.6%	—	—
Total revenues	57,835	100.0%	12,979	100.0%
Expenses
Property operating expenses	25,691	44.4%	9,204	70.9%
Depreciation and amortization	22,835	39.5%	4,033	31.1%
Interest	13,305	23.0%	1,221	9.4%
Acquisition and transaction	4,091	7.1%	31	0.2%
Management fee to affiliate	1,653	2.9%	290	2.2%

(dollars in thousands)	Three months ended March 31, 2014		Three months ended March 31, 2013
	Amount	Percent of revenues	Amount	Percent of revenues
General and administrative	838	1.4%	156	1.2%
Total expenses	68,413	118.3%	14,935	115.1%
Loss before income taxes	(10,578)	(18.3%)	(1,956)	(15.1%)
Income tax expense	360	0.6%	211	1.6%
Net loss	$(10,938)	(18.9%)	$(2,167)	(16.7%)

While the operating results shown above include both the Managed Properties and Triple Net Lease Properties segments, triple net lease properties were acquired on December 23, 2013 and therefore, there are no amounts included for Triple Net Lease Properties segment for the three months ended March 31, 2013. In addition, a significant portion of the changes in revenues and expenses between the three months ended March 31, 2014 and March 31, 2013 are a direct result of the series of acquisitions completed in second half of 2013, which increased our total number of properties from 12 as of March 31, 2013 to 86, as of March 31, 2014. Further, to better understand the impact of all our acquisitions please refer to the unaudited pro forma consolidated financial information included elsewhere in this Information Statement.

The following table provides a comparison of the results of operations of our segments in thousands of dollars and as a percent of segment revenues for the three months ended March 31, 2014 and March 31, 2013:

(dollars in thousands)	Three months ended March 31, 2014		Three months ended March 31, 2013
	Amount	Percent of segment revenues	Amount	Percent of segment revenues
Managed Properties
Resident fees and services	$35,537	100.0%	$12,979	100.0%
Property operating expenses	25,691	72.3%	9,204	70.9%
Segment NOI for Managed Properties	$9,846	27.7%	$3,775	29.1%
Triple Net Lease Properties
Rental revenue	$22,298	100.0%	—	—
Property operating expenses	—	—	—	—
Segment NOI for Triple Net Lease Properties	$22,298	100.0%	—	—

The following table provides the reconciliation of our segment NOI to net loss, and compares the results of our operations in thousands of dollars and as a percent of revenues for the three months ended March 31, 2014 and March 31, 2013:

(dollars in thousands)	Three months ended March 31, 2014		Three months ended March 31, 2013
	Amount	Percent of revenues	Amount	Percent of revenues
Total revenue	$57,835	100.0%	$12,979	100.0%
Segment NOI for Managed Properties	9,846	17.0%	3,775	29.1%
Segment NOI for Triple Net Lease Properties	22,298	38.6%	—	—
Total NOI	32,144	55.6%	3,775	29.1%
Expenses
Depreciation and amortization	22,835	39.5%	4,033	31.1%
Interest	13,305	23.0%	1,221	9.4%
Acquisition and transaction expenses	4,091	7.1%	31	0.2%
Management fee to affiliate	1,653	2.9%	290	2.2%
General and administrative	838	1.4%	156	1.2%

(dollars in thousands)	Three months ended March 31, 2014		Three months ended March 31, 2013
	Amount	Percent of revenues	Amount	Percent of revenues
Income tax expense	360	0.6%	211	1.6%
Net loss	$(10,938)	(18.9%)	($2,167)	(16.7%)
	Managed Properties As of March 31,
	2014	2013
Total properties	35	12
Total beds	4,723	1,426

Managed Properties

Resident fees and services

Resident fees and services represent tenants’ monthly rental and care fees. Revenue from resident fees and services for the three months ended March 31, 2014 and March 31, 2013 was $35,537 and $12,979, respectively. For the three months ended March 31, 2014, the resident fees and services include revenues derived from the additional 23 properties that were acquired after March 31, 2013 and have been part of the operations since their acquisition date. This series of acquisitions increased the total number of beds by 3,297 and brought the total bed count to 4,723 for the Managed Properties segment at March 31, 2014. Average occupancy rates for the three months ended March 31, 2014 and March 31, 2013 was 83.4% and 87.4%, respectively.

Property operating expenses

Property operating expenses for the three months ended March 31, 2014 and March 31, 2013 was $25,691 and $9,204, respectively. Property operating expenses as a percent of segment revenues increased from 70.9% for the three months ended March 31, 2013 to 72.3% for the three months ended March 31, 2014. The dollar increase in this account was primarily due to increases in labor, food, utilities, marketing, and other costs as a result of the additional properties that were acquired after March 31, 2013 and have been part of the operations since their acquisition date.

Property operating expenses include property management fee and travel reimbursements paid to property managers of $2,215 and $812 for the three months ended March 31, 2014 and March 31, 2013, respectively. Pursuant to our property management agreements, we pay fees equal to either (i) 5% of the property’s effective gross income (as defined in each respective agreement) or, (ii) 6% of the property’s effective gross income (as defined in each respective agreement) for the first two years and 7% thereafter.

Segment NOI for Managed Properties

NOI for Managed Properties was $9,846 and $3,775, or as a percent of resident fees and services, was 27.7% and 29.1% for the three months ended March 31, 2014 and March 31, 2013, respectively. The decrease in NOI as a percent of resident fees and services was due to increase in property management expenses as discussed above. The dollar increase reflects the impact of the acquisitions of 23 senior housing properties that have taken place since March 31, 2013.

Triple Net Lease Properties

Rental revenue and Segment NOI for Triple Net Lease Properties

NOI for our Triple Net Lease Properties segment was $22,298 and $0 for the three months ended March 31, 2014 and March 31, 2013, respectively, as we made our initial triple net lease properties investment on December 23, 2013. As a percentage of rental revenue, segment NOI was 100% of revenue for the three months ended March 31, 2014, as the lessee agrees to operate the property and bear the related costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance and the payroll expense of property-level employees.

Expenses

Depreciation and amortization

We recorded $22,835 and $4,033 in depreciation and amortization expense for the three months ended March 31, 2014 and March 31, 2013, respectively. The dollar increase was primarily as a result of 23 additional properties that were acquired after March 31, 2013 and have been part of the operations since their acquisition date. Depreciation and amortization as a percent of revenues increased from 31.1% for the three months ended March 31, 2013 to 39.5% for the three months ended March 31, 2014, due to change in basis and recognition of assets at fair value on the acquisition date of additional properties.

Interest

Interest expense was $13,305 and $1,221 for the three months ended March 31, 2014 and March 31, 2013, respectively. Since March 31, 2013, we incurred an additional $974,299 and repaid $3,485 of mortgage notes payable. The increase in expense primarily relates to interest on additional debt incurred with the acquisition of an additional 23 properties since March 31, 2013.

The weighted average effective interest rate for the three months ended March 31, 2014 and March 31, 2013 was 4.07% and 3.83%, respectively.

Acquisition and transaction

Acquisition and transaction expenses for the three months ended March 31, 2014 and March 31, 2013 was $4,091 and $31, respectively. Transaction and acquisition costs consist of spin related costs, transition and integration expenses along with accounting, legal and due diligence fees related to our acquisitions, which are expensed as incurred. Acquisition and transaction expenses include $3,540 for spin related costs during the three months ended March 31, 2014. No such costs were incurred during the three months ended March 31, 2013. The remaining increase in dollar amounts was as a result of the acquisition of two properties in the three months ended March 31, 2014.

Management fee to affiliate

Management fee to affiliate expense was $1,653 and $290 for the three months ended March 31, 2014 and March 31, 2013, respectively.

Our Parent was party to the Management Agreement with the Manager, and, as a subsidiary of our Parent, we were allocated a portion of this management fee calculated as 1.5% of daily gross equity, as defined. As a percentage of revenues, management fee to affiliate remained fairly stable at 2.9% and 2.2% for the three months ended March 31, 2014 and March 31, 2013, respectively.

General and administrative

General and administrative expenses for the three months ended March 31, 2014 and March 31, 2013 was $838 and $156, respectively. The dollar increase in this expense account was primarily due to the increase in the number of properties that were acquired since March 31, 2013, and have been part of the operations since their acquisition date.

Income tax expense

Our Parent has been operating so as to qualify as a REIT under the requirements of the Code. However, certain of our activities are conducted through TRSs and therefore are subject to federal and state income taxes. During the three months ended March 31, 2014 and March 31, 2013, our TRSs recorded approximately $360 and $211 in income tax expense, respectively.

Upon separation, we intend to maintain the same tax structure as our Parent did during the Successor period and will seek to qualify as a REIT while conducting certain activities, such as operating the Managed Properties segment, through our TRSs. See “U.S. Federal Income Tax Considerations” for further discussion of our income tax structure.

Year ended December 31, 2013, period from July 18, 2012 to December 31, 2012, the period from January 1, 2012 to July 17, 2012 and year ended December 31, 2011.

The following table sets forth our historical results of operations in thousands of dollars and as a percent of revenues. The data for year ended December 31, 2013, the period from July 18, 2012 to December 31, 2012, the period from January 1, 2012 to July 17, 2012 and year ended December 31, 2011 have been derived from our financial statements included elsewhere in this Information Statement. Amounts and percentages have been calculated based on unrounded numbers. Accordingly, certain amounts may not add due to this rounding effect.

	Successor				Predecessor
(dollars in thousands)	Year ended December 31, 2013		July 18, 2012 to December 31, 2012		January 1, 2012 to July 17, 2012		Year ended December 31, 2011
	Amount	Percent of revenues	Amount	Percent of revenues	Amount	Percent of revenues	Amount	Percent of revenues
Revenues
Resident fees and services	$83,218	97.7%	$18,000	100.0%	$19,680	100.0%	$36,419	100.0%
Rental revenue	1,918	2.3%	—	—	—	—	—	—
Total revenues	85,136	100.0%	18,000	100.0%	19,680	100.0%	36,419	100.0%
Expenses
Property operating expenses	60,452	71.0%	13,011	72.3%	13,778	70.0%	25,512	70.1%
Depreciation and amortization	26,933	31.6%	5,784	32.1%	1,203	6.1%	2,418	6.6%
Acquisition and transaction	12,568	14.8%	6,037	33.5%	—	—	—	—
Interest	10,589	12.4%	1,767	9.8%	2,534	12.9%	4,699	12.9%
Management fee to affiliate	1,796	2.1%	464	2.6%	—	—	—	—
General and administrative	2,188	2.5%	274	1.5%	20	0.1%	16	0.0%
Total expenses	114,526	134.4%	27,337	151.8%	17,535	89.1%	32,645	89.6%
Net income (loss) before income taxes	(29,390)	(34.4%)	(9,337)	(51.8%)	2,145	10.9%	3,774	10.4%
Income tax expense	656	0.8%	150	0.8%	—	—	—	—
Net (loss) income	$(30,046)	(35.2%)	$(9,487)	(52.6%)	$2,145	10.9%	$3,774	10.4%

While the operating results shown above include both the Managed Properties and Triple Net Lease Properties segments, our triple net lease properties were acquired on December 23, 2013 and the results of this segment are only included from December 23, 2013 through December 31, 2013. Thus, the overall results for the year ended December 31, 2013 and the period from July 18, 2012 to December 31, 2012 are primarily those of the Managed Properties segment. In addition, a significant portion of the changes in revenues and expenses between 2012 and 2013 are a direct result of the series of acquisitions completed in the fourth calendar quarter of 2012 and in 2013, which increased the total number of properties owned from 12 as of December 31, 2012 to 84 as of December 31, 2013. Further, to better understand the impact of all our acquisitions please refer to the unaudited pro forma consolidated financial information included elsewhere in this Information Statement.

The following table provides a comparison of the results of operations of our segments in thousands of dollars and as a percent of segment revenues for year ended December 31, 2013, the period from July 18, 2012 to December 31, 2012, the period from January 1, 2012 to July 17, 2012 and year ended December 31, 2011:

	Successor				Predecessor
(dollars in thousands)	Year Ended December 31, 2013		July 18, 2012 to December 31, 2012		January 1, 2012 to July 17, 2012		Year ended December 31, 2011
	Amount	Percent of segment revenues	Amount	Percent of segment revenues	Amount	Percent of segment revenues	Amount	Percent of segment revenues
Managed Properties
Resident fees and services	$83,218	100.0%	$18,000	100.0%	$19,680	100.0%	$36,419	100.0%
Property operating expenses	60,452	72.6%	13,011	72.3%	13,778	70.0%	25,512	70.1%
Segment NOI for Managed Properties	$22,766	27.4%	$4,989	27.7%	$5,902	30.0%	$10,907	29.9%
Triple Net Lease Properties
Rental revenue	$1,918	100.0%	—	—	—	—	—	—
Property operating expenses	—	—	—	—	—	—	—	—
Segment NOI for Triple Net Lease Properties	$1,918	100.0%	—	—	—	—	—	—

The following table provides the reconciliation of our segment NOI to net loss, and compares the results of our operations in thousands of dollars and as a percent of revenues for year ended December 31, 2013, the period from July 18, 2012 to December 31, 2012, the period from January 1, 2012 to July 17, 2012 and year ended December 31, 2011:

	Successor				Predecessor
(dollars in thousands)	Year Ended December 31, 2013		July 18, 2012 to December 31, 2012		January 1, 2012 to July 17, 2012		Year ended December 31, 2011
	Amount	Percent of revenues	Amount	Percent of revenues	Amount	Percent of revenues	Amount	Percent of revenues
Total revenue	$85,136	100.0%	$18,000	100.0%	$19,680	100.0%	$36,419	100.0%

Segment NOI for Managed Properties	$22,766	26.7%	$4,989	27.7%	$5,902	30.0%	10,907	29.9%
Segment NOI for Triple Net Lease Properties	1,918	2.3%	—	—	—	—	—	—
Total Segment NOI	$24,684	29.0%	4,989	27.7%	5,902	30.0%	10,907	29.9%
Depreciation and amortization	26,933	31.6%	5,784	32.1%	1,203	6.1%	2,418	6.6%
Acquisition and transaction expenses	12,568	14.8%	6,037	33.5%	—	—	—	—
Interest	10,589	12.4%	1,767	9.8%	2,534	12.9%	4,699	12.9%
Management fee to affiliate	1,796	2.1%	464	2.6%	—	—	—	—
General and administrative	2,188	2.5%	274	1.5%	20	0.1%	16	0.0%
Income tax expense	656	0.8%	150	0.8%	—	—	—	—
Net loss	$(30,046)	(35.2%)	$(9,487)	(52.6%)	$2,145	10.9%	$3,774	10.4%

We invested in 33 properties as of December 31, 2013 as per property management agreements with the property managers within our Managed Properties segment. Under our Triple Net Lease Properties segment, we lease the Holiday Portfolio under two triple net master leases. Both segments apply the accounting policies described in Note 2 to our consolidated and combined financial statements.

	Managed Properties As of December 31,
	2013	2012
Total properties	33	12
Total beds	4,453	1,426

The year ended December 31, 2013 compared to the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012

Managed Properties

During 2013, we acquired 21 senior housing properties in seven different portfolios bringing the total number of managed properties to 33 as of December 31, 2013. We accounted for each acquisition under the acquisition method, whereby all assets acquired and liabilities assumed are recognized at their acquisition-date fair value with acquisition-related costs being expensed as incurred. The results of operations from the acquisitions are reflected in our consolidated financial statements from the date of respective acquisition.

Resident fees and services

Resident fees and services represent tenants’ monthly rental and care fees. Revenue from resident fees and services for the year ended December 31, 2013 and the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012 was $83,218, $18,000 and $19,680, respectively. Resident fees and services include revenues derived from the acquisitions of 21 senior housing facilities in 2013 and subsequent operations of such facilities. This series of acquisitions increased the total number of beds by 3,027, and brought the total bed count to 4,453 for the Managed Properties segment at December 31, 2013. Average occupancy rates for the year ended December 31, 2013 and the period July 18, 2012 to December 31, 2012 was 82.5% and 86.3%, respectively.

Property operating expenses

Property operating expenses for the year ended December 31, 2013 and the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012 was $60,452, $13,011 and $13,778, respectively. The dollar increase in this account was primarily due to increases in labor, food, utilities, marketing, and other costs as a result of the additional properties that were acquired and have been part of the operations. As a percentage of segment revenues, property operating expenses remained fairly stable at 72.6%, 72.3% and 70.0% for the year ended December 31, 2013 and the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012, respectively.

Property operating expenses include property management fee and travel reimbursements paid to property managers of $5,157, $1,117 and $988, for the year ended December 31, 2013 and the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012, respectively. Pursuant to our property management agreements, we pay fees equal to either (i) 5% of the property’s effective gross income (as defined in each respective agreement) or, (ii) 6% of the property’s effective gross income (as defined in each respective agreement) for the first two years and 7% thereafter. The increase in dollar amount is due to additional properties acquired and managed by property managers.

Segment NOI for Managed Properties

NOI for Managed Properties was $22,766, $4,989 and $5,902, or as a percent of segment revenues was 27.4%, 27.7% and 30.0% for the year ended December 31, 2013 and the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012 respectively. The decrease in NOI as a percent of resident fees and services was due to increase in property operating expenses as discussed above. The dollar increase reflects the impact of the acquisitions of 33 senior housing properties that have taken place since July 2012.

Triple Net Lease Properties

Revenue and Segment NOI for Triple Net Lease Properties

As discussed in Note 2 to our Consolidated Financial Statements, we completed the acquisition of the Holiday Portfolio on December 23, 2013, which resulted in the creation of our Triple Net Lease Properties segment. Due to the timing of this acquisition, the results of operations for this segment only represent the results for a limited period of time. In addition, in a triple net lease transaction, we acquire property, lease it back to the seller and the lessee agrees to maintain and operate the property at its own expense, including repairs, maintenance, capital expenditures, utilities, taxes, insurance, and the payroll expense of property-level employees.

Rental revenue was $1,918 for the eight days from December 23, 2012 to December 31, 2013 and $0 in prior periods, as we only invested triple net lease properties from December 23, 2013 onwards. Rental revenue is comprised of fixed lease payments from the Master Tenants and is generally not impacted by the performance of the properties. As a percentage of rental revenue, segment NOI was 100% for the year ended December 31, 2013.

Expenses

Depreciation and amortization

As of July 18, 2012, our real estate investments were recorded at fair value as a result of the acquisition of our initial portfolio of senior housing properties. Consequently, because of the change in basis in our real estate investments, depreciation and amortization expense is not comparable between the Predecessor and Successor periods.

We recorded $26,933 in depreciation and amortization expense for the year ended December 31, 2013, $5,784 for the period from July 18, 2012 to December 31, 2012, and $1,203 for the period from January 1, 2012 to July 17, 2012.

Acquisition and transaction

Acquisition and transaction expenses for the year ended December 31, 2013 and the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012 was $12,568, $6,037 and $0, respectively. Transaction and acquisition costs consist of spin related costs, transition and integration expenses along with accounting, legal and due diligence fees related to our acquisition, which are expensed as incurred. Acquisition and transaction expenses include $1,698 for spin related costs during the year ended December 31, 2013. No such costs were incurred during the previous periods. The remaining increase in dollar amounts was as a result of the acquisition of 21 properties in 2013, up from 12 properties during the period from July 18, 2012 to December 31, 2012.

Interest

Interest expense was $10,589, $1,767 and $2,534 for the year ended December 31, 2013 and the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012, respectively. Since all but one of the mortgages relating to managed properties acquired were refinanced, interest expense between Predecessor and Successor periods is not directly comparable.

In 2013, we incurred an additional $957,049 and paid down $746 of mortgage notes payable. The weighted average effective interest rate for the year ended December 31, 2013 and the period from July 18, 2012 to December 31, 2012 was 4.15% and 3.60%, respectively.

Management fee to affiliate

Management fee to affiliate expense was $1,796, $464 and $0, for the year ended December 31, 2013 and the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012, respectively.

Our Parent was party to the Management Agreement with the Manager, during the Successor period and, as a subsidiary of our Parent, we were allocated a portion of this management fee calculated as 1.5% of daily gross equity, as defined. We were not party to the Management Agreement during the Predecessor periods.

General and administrative

General and administrative expenses for the year ended December 31, 2013 and the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012 was $2,188, $274 and $20, respectively. We acquired 21 properties in 2013 and 12 properties during the period from July 18 to December 31, 2012. The dollar increase in general and administrative expense account was as a result of increase in the number of properties being operational subsequent to respective acquisition date.

Income tax expense

During the Successor periods, our Parent has been operating so as to qualify as a REIT under the requirements of the Internal Revenue Code. However, certain of our activities are conducted through TRSs and therefore are subject to federal and state income taxes. During the year ended December 31, 2013, and the period from July 18, 2012 to

December 31, 2102, our TRSs recorded approximately $656 and $150 in income tax expense, respectively. In the Predecessor period, we were treated as a disregarded single-member limited liability entity for U.S. federal and state income tax purposes, and consequently were not subject to, and did not record, any income tax expense.

Upon separation, we intend to maintain the same tax structure as our Parent did during the Successor period and will seek to qualify as a REIT while conducting certain activities, such as operating the Managed Properties segment, through our TRSs. See “U.S. Federal Income Tax Considerations” for further discussion of our income tax structure.

The periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012 compared to the year ended December 31, 2011

Managed Properties

Resident fees and services

Revenue from resident fees and services for the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012 and the year ended December 31, 2011 was $18,000, $19,680 and $36,419, respectively. The slight increase in dollar amount was primarily due to the acquisitions of four senior housing properties in November and December 2012.

Property operating expenses

Property operating expenses for the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012 and the year ended December 31, 2011 was $13,011, $13,778 and $25,512 respectively. The dollar increase in this account was primarily due to increases in labor, food, utilities, marketing, and other costs as a result of the additional properties that were acquired and have been operational in 2012. As a percentage of segment revenues, property operating expenses remained fairly stable at 72.3%, 70.0% and 70.1% for the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012 and the year ended December 31, 2011, respectively.

Property operating expenses include property management fee and travel reimbursements paid to property managers of $1,117, $988 and $1,812 for the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012 and the year ended December 31, 2011, respectively. Pursuant to our property management agreements, we pay fees equal to either (i) 5% of the property’s effective gross income (as defined in each respective agreement) or, (ii) 6% of the property’s effective gross income (as defined in each respective agreement) for the first two years and 7% thereafter.

Segment NOI for Managed Properties

NOI for Managed Properties was $4,989, $5,902 and $10,907, or as a percent of segment revenues was 27.7%, 30.0% and 29.9% for the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012 and the year ended December 31, 2011, respectively. The decrease in NOI as a percent of resident fees and services was due to increase in property operating expenses as discussed above. The dollar increase reflect the impact of the acquisitions of additional senior housing properties on July 18, 2012, that were part of the operations and were operational subsequent to the acquisition date.

Expenses

Depreciation and amortization

We recorded $5,784 of depreciation and amortization expense for the period from July 18, 2012 to December 31, 2012, $1,203 for the period from January 1, 2012 to July 17, 2012 and $2,418 for the year ended December 31, 2011. Real estate investments have been measured at fair value as of July 18, 2012, the date of acquisition, significantly increasing the carrying value of these assets on our consolidated balance sheets in the Successor periods compared to the historical cost basis recorded in the Predecessor periods. Therefore, depreciation and amortization expense is not comparable between the Successor and Predecessor periods.

Acquisition and transaction

We incurred $6,037 of acquisition and transaction expenses in the period from July 18, 2012 to December 31, 2012 which consists of legal due diligence, accounting, transition and integration costs related to two acquisitions that were completed during the fourth quarter of 2012. No acquisition and transaction costs were incurred in the Predecessor periods.

Interest

Interest expense was $1,767, $2,534 and $4,699 for the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012, and for the year ended December 31, 2011, respectively. Since all but one of the mortgages relating to managed properties acquired were refinanced, interest expense between Predecessor and Successor periods is not directly comparable.

For the period from July 18, 2012 to December 31, 2012, we incurred an additional $32,125 of mortgage notes payable as a result of acquisitions in the final quarter of 2012. In addition, we incurred $88,400 of mortgage notes payable in connection with the initial acquisition of senior housing properties. The effective interest rate for the period July 18, 2012 to December 31, 2012 was 3.60%.

Management fee to affiliate

Management fee expense was $464 for the period from July 18 to December 31, 2012 and $0 for January 1, 2012 to July 17, 2012 and the year ended December 31, 2011. Our Parent was party to the Management Agreement with the Manager during the Successor period and, as a subsidiary of our Parent, we were allocated a portion of this management fee calculated as 1.5% of daily gross equity, as defined. We were not party to the Management Agreement during the Predecessor periods.

General and administrative

General and administrative expenses for the periods July 18, 2012 to December 31, 2012 and January 1, 2012 to July 17, 2012 and the year ended December 31, 2011 was $274, $20 and $16, respectively. The dollar increase in general and administrative expense account was as a result of increase in the number of properties due to acquisitions in 2012 that were part of the operations subsequent to their acquisition date.

Income Tax Expense

We incurred $150 of income tax expense in the period from July 18 to December 31, 2012, but did not record any income tax expense in the Predecessor periods, as we were treated as a disregarded single-member limited liability entity for U.S. federal and state income tax purposes. See Note 11 to our consolidated financial statements for further discussion of our income tax structure.

OUR PORTFOLIO

Our portfolio is currently comprised of senior housing properties, including IL-only properties and AL/MC properties, as described in more detail below. Our Manager will make decisions about our future investments in accordance with broad investment guidelines adopted by our board of directors. Accordingly, we may, without a stockholder vote, change the composition of our portfolio and acquire assets that differ from, and are possibly riskier than, our current portfolio. For more information about our investment guidelines, see “Business—Investment Guidelines” included elsewhere in this Information Statement.

The following table summarizes the geographic location of our senior housing portfolios as of March 31, 2014:

Location	Number of communities	Number of beds
Arizona	2	223
California	5	563
Colorado	4	439
Connecticut	2	276
Florida	19	2,700
Idaho	1	121
Illinois	1	111
Iowa	2	215
Kansas	2	238
Kentucky	1	117
Louisiana	1	103

Location	Number of communities	Number of beds
Michigan	2	265
Mississippi	1	93
Missouri	3	320
Montana	1	115
Nevada	1	121
New York	3	352
North Carolina	3	416
Ohio	1	117
Oregon	8	764
Pennsylvania	5	636
Tennessee	1	109
Texas	9	1,200
Utah	5	592
Virginia	2	241
Wisconsin	1	116
Total	86	10,563

TRANSACTIONS WITH AFFILIATES AND AFFILIATED ENTITIES

Management Agreements

During the Successor period, we were not party to the stand-alone management agreement with the Manager, FIG LLC. However, for the year ended December 31, 2013 and the period from July 18 to December 31, 2012, our Parent was party to a Management Agreement with the Manager, which provides that we will reimburse our Parent for various expenses incurred on our behalf. In addition, the Manager is entitled to receive incentive compensation, which is subject to certain performance targets and contingent events.

Prior to the completion of the distribution, we will enter into our own Management Agreement with the Manager. Our Management Agreement will require our Manager to manage our business affairs in conformity with the broad investment guidelines adopted and monitored by our board of directors. For more information about our investment guidelines, see “Business—Investment Guidelines” included elsewhere in this Information Statement.

Our Management Agreement has an initial ten-year term and will be automatically renewed for one-year terms thereafter unless terminated either by us or our Manager. Our Manager is entitled to receive from us a management fee and incentive compensation that is based on our performance. In addition, we are obligated to reimburse certain expenses incurred by our Manager. Our Manager is also entitled to receive a termination fee from us under certain circumstances. The terms of our Management Agreement are summarized below and described in more detail under “Our Manager and Management Agreement” included elsewhere in this Information Statement.

Type	Description
Management Fee	We will pay a management fee equal to 1.5% per annum of our gross equity, which will be calculated and payable monthly in arrears in cash. Gross equity is generally the equity invested by our Parent as of the distribution date, plus total net proceeds from stock offerings, plus certain capital contributions to subsidiaries, less capital distributions (calculated without regard to depreciation and amortization) and repurchases of common stock.

Incentive Compensation	Our Manager will be entitled to receive on a quarterly basis annual incentive compensation in an amount equal to the product of (A) 25% of the dollar amount by which (1)(a) funds from operations before the incentive compensation per share of common stock, plus (b) gains (or losses) from sales of property per share of common stock, plus (c) internal and third party acquisition-related expenses, plus (d) unconsummated transaction expenses, and plus (e) Other Non-Routine Items, exceed (2) an amount equal to (a) the weighted average value per

Type	Description
share of the equity invested by Newcastle as of the distribution date and the price per share of our common stock in any offerings by us (adjusted for prior capital dividends or capital distributions, which shall be calculated without regard to depreciation and amortization) multiplied by (b) a simple interest rate of 10% per annum, multiplied by (B) the weighted average number of shares of common stock.

“Funds from operations” means net income (computed in accordance with GAAP), excluding gains (losses) from sales of depreciable real estate assets, impairment charges of depreciable real estate, plus real estate depreciation and amortization (excluding depreciation on non-real estate assets such as furniture, fixtures and equipment), and after adjustments required to account for earnings attributable to unconsolidated partnerships and joint ventures on the basis of FFO. The computation of FFO may be adjusted by our independent directors upon reasonable request by our Manager based on changes in, or certain applications of, GAAP. FFO will be determined from the date of the spin-off and without regard to Newcastle’s prior performance.

Reimbursement of Expenses	We will pay or reimburse our Manager for performing certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm’s-length basis.

We also pay all operating expenses, except those specifically required to be borne by our Manager under our Management Agreement. Our Manager is responsible for certain costs incidental to the performance of its duties under the Management Agreement, including compensation of our Chief Executive Officer and Chief Financial Officer and certain “overhead” expenses. The expenses required to be paid by us include, but are not limited to, issuance and transaction costs incidental to the sourcing, evaluation, acquisition, management, disposition and financing of our investments, legal, underwriting, sourcing, asset management and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of ours (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of ours, the costs of printing and mailing proxies and reports to our stockholders, costs incurred by employees or agents of our manager for travel on our behalf, costs associated with any computer software or hardware that is used solely for us, costs to obtain liability insurance to indemnify our directors and officers and the compensation and expenses of our transfer agent.

Termination Fees	The termination fee is a fee equal to the amount of the management fee earned by the Manager during the 12 calendar months immediately preceding the date of termination. The Manager may also receive a payment equal to the “Incentive Compensation Fair Value Amount,” which is an amount equal to the incentive compensation that would be paid to the Manager if our assets were sold for cash at their then current fair market value.

Property Management Agreements

We are party to property management agreements for each senior housing property within the Managed Properties segment. We engage two Fortress affiliates, Blue Harbor and Holiday, to manage the day-to-day operations of our senior housing properties. Pursuant to our property management agreements with Holiday, we pay fees equal to either (i) 5% of the property’s effective gross income (as defined in each respective agreement) or (ii) 6% of the property’s effective gross income (as defined in each respective agreement) for the first two years and 7% thereafter. Pursuant to the property management agreements with Blue Harbor, we pay fees equal to 6% of the property’s effective gross income (as defined in each respective agreement) for the first two years and 7% thereafter. In addition, we reimburse the property managers for certain expenses that are incurred on our behalf, primarily related to compensation for on-site employees. The existing property management agreements have an initial term of 10 years and allow for automatic one-year extensions after the initial term, subject to termination rights.

LIQUIDITY AND CAPITAL RESOURCES

Our principal liquidity needs are to (i) fund operating expenses; (ii) meet debt service requirements; (iii) fund recurring capital expenditures and acquisition activities; and (iv) make dividend distributions. At March 31, 2014, we had approximately $37,005 in liquidity, consisting of unrestricted cash and cash equivalents. Cash flow provided by operations constitutes a critical component of our liquidity. Essentially, our cash flow provided by operations is equal to (i) revenues received from our senior housing portfolios, less (ii) operating expenses (primarily management fees, property operating expenses, professional fees, insurance and taxes), less (iii) interest on the mortgage notes payable. We generated $15,538 of cash flow from operations during the three months ended March 31, 2014 and $42,532 for the year ended December 31, 2013.

We anticipate that our cash on hand combined with our cash flows provided by operating activities will be sufficient to fund our business operations, recurring capital expenditures, debt service, and distributions to our shareholders over the next twelve months. In addition, we may elect to meet certain liquidity requirements through proceeds from the sale of assets or from borrowings and/or equity and debt offerings.

These expectations are forward-looking and subject to a number of uncertainties and assumptions, which are described below under “—Factors That Could Impact Our Liquidity, Capital Resources and Capital Obligations” as well as “Risk Factors.” If our expectations about our liquidity prove to be incorrect, we could be subject to a shortfall in liquidity in the future, and this shortfall may occur rapidly and with little or no notice, which would limit our ability to address the shortfall on a timely basis.

Factors That Could Impact Our Liquidity, Capital Resources and Capital Obligations

The following factors could impact our liquidity, capital resources and capital obligations. As such, if their outcomes do not meet our expectations, changes in these factors may negatively impact liquidity:

•	Access to Financing: Decisions by investors, counterparties and lenders to enter into transactions with us will depend upon a number of factors, such as our historical and projected financial performance, compliance with covenant terms, industry and market trends, the availability of capital and our investors’, counterparties’, and lenders’ policies and rates applicable thereto, and the relative attractiveness of alternative investment or lending opportunities.
•	Impact of Expected Additional Borrowings or Sales of Assets on Cash Flows: The availability, timing of and proceeds from additional borrowings may be different than expected or may not occur as expected. Proceeds from the sale of assets are unpredictable and may vary materially from their estimated fair value and their carrying value.

Debt Obligations

Non-recourse mortgage notes, as described in Note 8 to our consolidated financial statements existing on December 31, 2013 had contractual maturities as follows (dollars in thousands):

Non-recourse Mortgage Notes
2014	$13,516
2015	16,545
2016	41,079
2017	73,360
2018	132,571
Thereafter	800,101
Total	$1,077,172

Mortgage notes related to certain senior housing properties contain various customary loan covenants, in some cases including a Debt Service Coverage Ratio and Project Yield, as defined. We were in compliance with all of the covenants as of December 31, 2013.

The following table presents a summary of our senior housing mortgage notes as of December 31, 2013 (dollars in thousands):

	Non-recourse Mortgage Notes	Weighted average interest rate(1)	Maturity date
Managed Properties
Fixed Rate	$159,238	3.84%	August 2018 – March 2020
Floating Rate	198,584	4.43%	August 2016 – December 2018

Triple Net Lease Properties
Fixed Rate	719,350	4.21%	January 2021 – January 2024
Total	$1,077,172

(1)	Weighted average interest rate for the year ended December 31, 2013.

Capital Expenditures

For our Managed Properties segment, we anticipate that capital expenditures will be funded through operating cash flows from the managed properties along with additional borrowings. However, our borrowing capability may be limited or restricted in certain circumstances by our existing contractual debt obligations and therefore, limit our ability to fund capital expenditures.

With respect to our Triple Net Lease Properties segment, the terms of these arrangements typically require the tenants to fund all necessary capital expenditures in order to maintain and improve the senior housing properties. To the extent that our tenants are unwilling or unable to fund these capital expenditure obligations under the existing lease arrangements, we may fund capital expenditures with additional borrowings or cash flow from the operations of these senior housing properties We may also provide corresponding loans or advances to tenants which increase the rent payable to us.

Cash Flows

The following table provides a summary of our cash flows for the three months ended March 31, 2014 and March 31, 2013, the year ended December 31, 2013, the period from July 18, 2012 to December 31, 2012, the period from January 1, 2012 to July 17, 2012 and the year ended December 31, 2011 (dollars in thousands):

(dollars in thousands)	Successor				Predecessor
	For the three months ended March 31,		For the year ended December 31, 2013	For the Period from July 18, 2012 to December 31, 2012	For the Period from January 1, 2012 to July 17, 2012	For the year ended December 31, 2011
	2014	2013
Net cash provided from (used in):
Operating activities	$15,538	$1,548	$42,532	$(1,486)	$3,076	$6,973
Investing activities	(27,233)	(2,817)	(1,253,174)	(44,411)	(251)	(1,092)
Financing activities	18,307	2,161	1,231,315	55,617	(2,955)	(6,331)
Net Increase (decrease) in cash and cash equivalents	6,612	892	20,673	9,720	(130)	(450)
Cash and cash equivalents, beginning of period	30,393	9,720	9,720	—	1,057	1,507
Cash and cash equivalents, end of period	$37,005	$10,612	$30,393	$9,720	$927	$1,057

Operating activities

Net cash provided from operating activities was $15,538 for the three months ended March 31, 2014 and $1,548 for the three months ended March 31, 2013. The increase was primarily driven by the cash flows received for resident fees and services as a result of increased number of properties under Managed Properties segment and for rental revenue in Triple Net Lease Properties segment.

Net cash provided from operating activities was $42,532 for the year ended December 31, 2013 and cash used in operating activities was $1,486 for the period from July 18, 2012 to December 31, 2012. In addition, cash provided from operating activities for the period from January 1, 2012 to July 17, 2012 was $3,076. The increase in cash from operating activities in 2013 over prior periods was primarily driven by incremental cash received from resident fees and services in the Managed Properties segment along with cash received from rental revenue in the Triple Net Lease Properties segment. Conversely, cash flow from operating activities for the period from July 18, 2012 to December 31, 2012 decreased from the period between January 1, 2012 and July 17, 2012 and the year ended December 31, 2011, as a result of additional costs incurred by the Company in connection with integration of our acquisitions.

Investing activities

Net cash used in investing activities was $27,233 and $2,817 for the three months ended March 31, 2014 and March 31, 2013, respectively. The significant increase relates to the cash paid for acquisition of real estate investments of $23,000 during the three months ended March 31, 2014.

Net cash used in investing activities was $1,253,174 for the year ended December 31, 2013 and $44,411 for the period from July 18 to December 31, 2012. The cash used in investing activities for the year ended December 31, 2013 relates to cash paid for acquisitions of real estate investments and intangibles of $1,249,167 in 2013. Similarly, the cash used in investing activities for the period from January 1, 2012 to July 17, 2012 and July 18, 2012 to December 31, 2012 relates to cash paid for real estate investments of $44,114. There were no significant acquisitions during January 1, 2012 to July 17, 2012 and during the year ended December 31, 2011.

Financing activities

Net cash provided from financing activities was $18,307 and $2,161 for the three months ended March 31, 2014 and March 31, 2013, respectively. The significant increase relates to the cash received from issuance of mortgage notes for $17,250 reduced by $2,739 in repayments of mortgage notes for the three months ended March 31, 2014. Capital contributions from members also increased from $4,411 for the three months ended March 31, 2013 to $12,129 for the three months ended March 31, 2014, offset by an increase in capital distributions to members from $2,250 for the three months ended March 31, 2013 to $8,081 for the three months ended March 31, 2014.

Net cash provided from financing activities was $1,231,315 for the year ended December 31, 2013 and $55,617 for the period from July 18, 2012 to December 31, 2012, and primarily relates to borrowings of mortgage notes payable of $904,509 and $32,125 for the year ended December 31, 2013 and during the period from July 18 to December 31, 2012, respectively, along with $397,015 and $27,704 of capital contributions from our members. In addition, we used $41,027 and $799 during the year ended December 31, 2013 and during the period from July 18, 2012 to December 31, 2012 for repayments of our mortgage notes payable, payments of deferred financing costs and the purchase of derivative instruments.

Net cash used from financing activities was $2,955 for the period from January 1, 2012 to July 17, 2012 and $6,331 for the year ended December 31, 2011. Our cash payments of $3,046 and $6,968 for principal payments of mortgage notes payable and capital distribution to a member were the primary uses of cash during the Predecessor period. In addition, capital contributions from a member provided $91 and $637 during the period from January 1, 2012 to July 17, 2012 and for the year ended December 31, 2011, respectively.

Dividends

We are organized and intend to conduct our operations to qualify as a REIT for U.S. federal income tax purposes. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, excluding net capital gains. We intend to pay dividends greater than all of our REIT taxable income to holders of our common stock in 2014, if and to the extent authorized by our board of directors. We note that a portion of this requirement may be able to be met in future years with stock dividends, rather than cash distributions, subject to limitations. We expect that our operating cash flows will exceed REIT taxable income due to depreciation and other non-cash deductions in computing REIT taxable income. However, before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our obligations. If we do not have sufficient liquid assets to enable us to satisfy the 90% distribution requirement, or if we decide the retain cash, we may sell assets, issue additional equity securities, or borrow funds to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this Information Statement, we do not have any off-balance sheet arrangements. We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured investment vehicles, special purpose or variable interest entities established to facilitate off-balance sheet arrangements. Further, we have not guaranteed any obligations of unconsolidated entities or entered into any commitment or intend to provide additional funding to any such entities.

CONTRACTUAL OBLIGATIONS

As of December 31, 2013, we had the following material contractual obligations (dollars in thousands):

Contractual obligation	2014	2015	2016	2017	2018	Thereafter
Mortgage notes payable(1)	$58,929	$61,734	$86,266	$116,499	$170,925	$914,539

(1)	Includes interest based on rates existing at December 31, 2013 and assuming no prepayments. Obligations that are repayable prior to maturity at our option are reflected at their contractual maturity dates.

In addition to mortgage notes payable, we will be party to a Management Agreement with the Manager and property management agreements with property managers. However, at this time, the amount of this obligation is not estimable. Further, we do not have any supplier contracts or other material commitments at this time.

INFLATION

Our triple net leases provide for either fixed increases in base rents and/or indexed escalators, based on the Consumer Price Index. In our Managed Properties segment, resident agreements are generally month to month agreements affording us the opportunity to increase prices subject to market and other conditions. We believe that inflationary increases in costs and expenses will be offset, at least in part, by contractual rent and resident fee increases.

NON-GAAP FINANCIAL MEASURES

We believe that net income, as defined by GAAP, is the most appropriate earnings measurement. However, we consider certain non-GAAP financial measures to be useful supplemental measures of our operating performance. A non-GAAP financial measure is a measure of historical or future financial performance, financial position or cash flows that excludes or includes amounts that are not so excluded from or included in the most comparable GAAP measure. The following describes the non-GAAP financial measures based on which management evaluates our operating performance and that we consider most useful to investors, and sets forth reconciliations of these measures to the most directly comparable GAAP financial measures.

The non-GAAP financial measures we present in this Information Statement may not be identical to those presented by other real estate companies due to the fact that not all real estate companies use the same definitions. You should not consider these measures as alternatives to net income (determined in accordance with GAAP) as indicators of our financial performance or as alternatives to cash flow from operating activities (determined in accordance with GAAP) as measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. In order to facilitate a clear understanding of our consolidated historical operating results, you should examine these measures in conjunction with net income as presented in our Consolidated Financial Statements and other financial data included elsewhere in this Information Statement.

We have a limited operating history and we acquired our first portfolio of senior housing properties on July 18, 2012. Since real estate investments have been remeasured to fair value as of the date of acquisition, the carrying amount of these assets on our consolidated balance sheets in the Successor periods increased significantly – as well as the related depreciation expense which accordingly cannot be meaningfully compared to depreciation expense for the Predecessor periods, as it is based on a lower historical cost basis. In addition, because we typically refinanced the mortgages associated with the senior housing properties that we acquire, interest expense for the Successor and Predecessor periods is not directly comparable. Also, our Parent has been a party to the Management Agreement with FIG LLC, a subsidiary of Fortress, and we were allocated a portion of the management fee during the Successor periods. We were not party to the Management Agreement during the Predecessor periods. As such, we believe the non-GAAP financial measures for the Predecessor periods are not meaningful to the investors, analysts and our management to assess the financial performance of the Company, and have not been presented here.

Funds From Operations and Normalized Funds From Operations

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. However, since real estate values historically have risen or fallen with market conditions, many industry investors deem presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. To overcome this problem, we consider Funds From Operations and Normalized FFO to be appropriate measures of operating performance of an equity REIT. In particular, we believe that Normalized FFO is useful because it allows investors, analysts and our management to compare our operating performance to the operating performance of other real estate companies and between periods on a consistent basis without having to account for differences caused by unanticipated items and events such as transaction costs.

We use the NAREIT definition of FFO. NAREIT defines FFO as net income (computed in accordance with GAAP) excluding gains (losses) from sales of depreciable real estate assets, impairment charges of depreciable real estate, plus real estate depreciation and amortization (excluding depreciation on non-real estate assets such as furniture, fixture and equipment), and after adjustments for unconsolidated entities and joint ventures to reflect FFO on the same basis. We define Normalized FFO as FFO excluding the following income and expense items (which may be recurring in nature): (a) acquisition and transaction related costs and expenses; (b) the write off of unamortized deferred financing fees, or additional costs, make whole payments, penalties or premiums incurred as the result of early repayment of debt; and (c) changes in the fair value of contingent consideration and financial instruments.

The following table sets forth a reconciliation of net income (loss) to FFO and Normalized FFO for the three months ended March 31, 2014 and March 31, 2013, the year ended December 31, 2013 (Successor) and the period from July 18, 2012 to December 31, 2012 (Successor):

(dollars in thousands)	For the three months ended March 31,		For the year ended December 31, 2013	For the period from July 18, 2012 to December 31, 2012
	2014	2013
Net loss	$(10,938)	$(2,167)	$(30,046)	$(9,487)
Depreciation and amortization of real estate assets	20,175	3,857	24,681	5,672
FFO	$9,237	$1,690	$(5,365)	$(3,815)
Acquisition and transaction expenses	4,091	31	12,568	6,037
Normalized FFO	$13,328	$1,721	$7,203	$2,222

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

We consider Adjusted EBITDA as an important supplemental measure to net income because it provides additional information with which to evaluate our operating performance on an unleveraged basis, Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding acquisition and transaction expenses, gains (losses) on sales of real estate, impairment charges and changes in fair value of contingent consideration and financial instruments. Adjusted EBITDA does not represent, and should not be considered as an alternative to, net income as determined in accordance with GAAP.

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for the three months ended March 31, 2014 and March 31, 2013, the year ended December 31, 2013 (Successor) and the period from July 18, 2012 to December 31, 2012 (Successor):

(dollars in thousands)	For the three months ended March 31,		For the year ended December 31, 2013	For the period from July 18, 2012 to December 31, 2012
	2014	2013
Net loss	$(10,938)	$(2,167)	$(30,046)	$(9,487)
Interest	13,305	1,221	10,589	1,767
Income tax expense	360	211	656	150
Depreciation and amortization	22,835	4,033	26,933	5,784
Acquisition and transaction expense	4,091	31	12,568	6,037
Adjusted EBITDA	$29,653	$3,329	$20,700	$4,251

Net Operating Income

We consider NOI as an important supplemental measure used to evaluate the operating performance of our segments because it allows investors, analysts and our management to assess our unleveraged property-level operating results and to compare our operating results with other real estate companies, and between periods on a consistent basis. We define NOI as total revenue less property level operating expenses.

The following table sets forth a reconciliation of net income (loss) to NOI for the three months ended March 31, 2014 and March 31, 2013, the year ended December 31, 2013 (Successor) and the period from July 18, 2012 to December 31, 2012 (Successor):

(dollars in thousands)	For the three months ended March 31,		For the year ended December 31, 2013	For the period from July 18 to December 31, 2012
	2014	2013
Revenue	$57,835	$12,979	$85,136	$18,000
Property operating expenses	25,691	9,204	60,452	13,011
NOI	32,144	3,775	24,684	4,989
Depreciation and amortization	22,835	4033	26,933	5,784
Acquisition and transaction expense	4,091	31	12,568	6,037
Interest	13,305	1221	10,589	1,767
Management fee to affiliate	1,653	290	1,796	464
General and administrative	838	156	2,188	274
Income tax expense	360	211	656	150
Net loss	$(10,938)	$(2,167)	$(30,046)	$(9,487)

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Management’s discussion and analysis of financial condition and results of operations is based upon our historical financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that could affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from these estimates. Management believes that the estimates and assumptions utilized in the preparation of the consolidated financial statements are prudent and reasonable. Actual results historically have been in line with management’s estimates and judgments used in applying each of the accounting policies described below, as modified periodically to reflect current market conditions. A summary of our significant accounting policies is presented in Note 2 to our consolidated financial statements. The following is a summary of our accounting policies that are most effected by judgments, estimates and assumptions.

Acquisition Accounting

Upon acquisition, the senior housing properties acquired and the liabilities, if any, assumed are recorded at their respective fair value. In determining the allocation of the accounting consideration between net tangible and identified intangible assets acquired, management develops estimates using information obtained as a result of preacquisition due diligence, marketing, leasing activities and independent appraisals. The determination of such fair value information involves the use of significant judgment and estimation.

In the application of acquisition accounting, we make assessments for determining the fair values of the assets acquired and liabilities assumed, including land and land improvements, buildings, furniture & fixtures, in-place leases, and other assets and liabilities. Changes in estimates relating to the allocation of the acquisition consideration would result in different carrying values of the tangible and intangible assets acquired, which could significantly impact depreciation and amortization expenses due to differences in the useful lives between asset categories. Also, changes in management’s estimates could impact the fair value measurement of contingent consideration and therefore, the overall value of the acquisition as well as the liability that management estimates will have to be paid upon the ultimate resolution of the contingency.

Revenue Recognition

Resident fees and services – Resident fees and services include monthly rental revenue, care income and ancillary income recognized from our Managed Property segment. Resident fees and services are recognized monthly as services are provided. Lease agreements with residents are generally month-to-month and are cancelable by the resident with 30 days’ notice. Care income relates to direct medical and nursing care for residents and includes providing care for individuals with Alzheimer’s disease and other forms of dementia or memory loss. Ancillary income primarily relates to non-refundable community fees. Non-refundable community fees are recognized on a straight-line basis over the average length of stay of residents, which management estimates to be approximately 24 months for assisted living or memory care properties, and approximately 33 months for independent living properties.

Rental revenue – Rental revenue from our Triple Net Lease Properties segment is recognized on a straight-line basis over the applicable term of the lease when collectability is reasonably assured. Our triple net lease arrangements with Holiday provide for periodic and determinable increases in base rent. Recognizing rental revenue on straight-line basis typically results in recognizing revenue in excess of rental revenue collected during the earlier years of a lease agreement with escalation clauses, and as a result, we recognize deferred rent receivable on our balance sheet within receivables and other assets.

Provision for uncollectible receivables

We maintain provision for uncollectible receivables relating to rent receivables and estimated losses resulting from tenant defaults. On an ongoing basis, we monitor the liquidity and creditworthiness of our tenants using qualitative and quantitative factors. This subjective evaluation considers economic conditions, industry and general business climate, property performance and other factors. Significant adverse changes in the economic environment could result in more substantial losses resulting from tenant defaults.

Impairment of Investments in Real Estate Lease Intangibles

We own senior housing properties held for investment. Intangibles and long-lived assets are tested for potential impairment annually or whenever changes in circumstances indicate the carrying value may not be recoverable. Indicators of impairment include material adverse changes in the projected revenues and expenses, significant underperformance relative to historical or projected future operating results, and significant negative industry or economic trends. Assets could become impaired in the future as a result of declines in profitability due to changes in occupancy rates, rental pricing, the manner in which an asset is used, physical condition of an asset and regulatory and economic environments. Significant adverse changes in the business environment for any reason could decrease future expected cash flows and cause us to incur a material impairment in future periods which would negatively impact our net income. An impairment is determined to have occurred if the future net undiscounted cash flows expected to be generated are less than the carrying value of an asset. An impairment is measured as the difference between the carrying value and the fair value of an asset. Significant judgment is required both in determining an impairment and in estimating fair values. We use assumptions and estimates derived from a review of our operating results, business projections, expected growth rates, discount rates and tax rates. We also make certain assumptions about future economic conditions, interest rates, and other market data.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (“FASB”) has recently issued or discussed a number of proposed standards on such topics as consolidation, financial statement presentation, revenue recognition, leases, financial instruments and hedging. Some of the proposed changes are significant and could have a material impact on our reporting. We have not yet fully evaluated the potential impact of all these proposals, but will make such an evaluation as the standards are finalized.

On January 1, 2012, we adopted FASB’s Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS ASU 2011-04 requires incremental fair value disclosures in the notes to the financial statements. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which amends FASB Topic 350, Intangibles-Goodwill and Other to allow, but not require, an entity, when performing its annual or more frequent indefinite-lived intangible asset impairment test, to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value of the asset being tested with its carrying amount. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We opted to early adopt the provisions of ASU 2012-12, and accordingly, our adoption of this guidance has been incorporated retrospectively in the attached combined financial statements for all reporting periods presented. The adoption of this standard did not have a material impact on our consolidated financial statements.

In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update changes the requirements for reporting and the definition of discontinued operations. Based on the update, the disposal of a component of an entity, or a group of components of an entity, is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when certain defined criteria are met. The ASU is effective for fiscal years and interim periods ending after December 15, 2014 and shall be applied prospectively. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.

On May 28, 2014, the FASB and IASB issued ASU 2014-09 on revenue from contracts with customers. The standard outlines a new model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The core principle of the new revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” The ASU applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. Certain of the ASU’s provisions also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of (1) property, plant, and equipment; (2) real estate; or (3) intangible assets). The ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016, for public entities. Early application is not permitted. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance in the ASU.

OUR MANAGER AND MANAGEMENT AGREEMENT AND OTHER COMPENSATION ARRANGEMENTS

General

We will be externally managed by FIG LLC pursuant to the terms of our Management Agreement, which will be effective upon the completion of the spin-off. Our Manager is an affiliate of Fortress.

We do not have any employees. Our officers and the other individuals who execute our business strategy are employees of our Manager or its affiliates. These individuals are not required to exclusively dedicate their services to us and may provide services for other entities affiliated with our Manager.

Management Agreement

We will enter into a Management Agreement with our Manager effective upon completion of the spin-off. Pursuant to the terms of the Management Agreement, our Manager will provide a management team that will be responsible for implementing our business strategy and performing certain services for us. Our Management Agreement will require our Manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. There will be no limit on the amount our Manager may invest on our behalf without seeking the approval of our board of directors.

Our Manager will be responsible for, among other things, (i) performing all of our day-to-day functions, (ii) determining investment criteria in conjunction with, and subject to the supervision of, our board of directors, (iii) sourcing, analyzing and executing on investments and sales, (iv) performing investment and liability management duties, including financing and hedging and (v) performing financial and accounting management. Our Manager will perform (or cause to be performed), in each case on our behalf and at our expense, such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:

•	serving as our consultant with respect to the periodic review of the investment criteria and parameters for investments, borrowings and operations, any modifications that are inconsistent with our investment guidelines shall be approved by a majority of our independent directors;
•	investigating, analyzing, valuing and selecting possible investment opportunities;

•	with respect to our prospective investments and dispositions of investments, conducting negotiations with brokers, sellers and purchasers and their respective agents and representatives, investment bankers and owners of privately and publicly held companies;
•	engaging and supervising, on our behalf and at our expense, independent contractors that provide services relating to us or our investments, including, but not limited to, investment banking, legal or regulatory advisory, tax advisory, accounting advisory, securities brokerage, property management and operations, property condition, real estate and leasing advisory and brokerage, and other financial and consulting services as our Manager determines from time to time is advisable;
•	negotiating, on our behalf and at our expense, for the purchase, sale, exchange or other disposition of any investments;
•	coordinating and managing operations of any of our joint venture or co-investment interests and conducting all matters with respect to those joint ventures or co-investments;
•	coordinating and supervising, on our behalf and at our expense, all property matters, tenant operators, leasing agents and developers for the administration, leasing, management and/or development of any of our investments;
•	providing executive and administrative personnel, office space and office services required in rendering services to us;
•	conducting, on our behalf and at our expense, periodic on-site visits to properties to inspect the physical condition and operations of the properties and to evaluate the performance of a tenant or operator of its duties;
•	administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by our Manager and our board of directors, including, without limitation, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;
•	communicating, on our behalf and at our expense, with past, current or prospective holders of any of our equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;
•	counseling us in connection with policy decisions to be made by our board of directors;
•	evaluating and recommending to our board of directors modifications to any hedging strategies and engaging in hedging activities, on our behalf and at our expense, consistent with our investment guidelines;
•	counseling us regarding the maintenance of our status as a REIT and monitoring compliance with the various REIT qualifications and other rules set out in the Code and Treasury regulations thereunder;
•	counseling us regarding the maintenance of our exemption from the 1940 Act and monitoring compliance with the requirements for maintaining such an exemption;
•	assisting us in developing criteria that are specifically tailored to our investment objectives and making available to us its knowledge and experience with respect to our target assets;
•	monitoring the operating performance of our investments and providing periodic reports with respect thereto to our board of directors, including comparative information with respect to such operating performance, valuation and budgeted or projected operating results;
•	investing and re-investing any of our moneys and securities (including investing in short-term investments pending investment, payment of fees, costs and expenses, or payments of dividends or distributions to our stockholders and partners) and advising us as to our capital structure and capital raising;
•	causing us, on our behalf and at our expense, to retain qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures, compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code applicable to REITs;

•	causing us, on our behalf and at our expense, to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;
•	assisting us, on our behalf and at our expense, in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents required under the Exchange Act;
•	taking all necessary actions, on our behalf and at our expense, to enable us to make required tax filings and reports, including soliciting stockholders for required information to the extent provided by the provisions of the Code applicable to REITs;
•	handling and resolving, on our behalf and at our expense, all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which we may be involved or to which we may be subject arising out of our day-to-day operations, subject to such limitations or parameters as may be imposed from time to time by our board of directors;
•	using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be within any expense guidelines set by our board of directors from time to time;
•	performing such other services as may be required from time to time for management and other activities relating to our investments as our board of directors and Manager shall agree from time to time or our Manager shall deem appropriate under the particular circumstances;
•	using commercially reasonable efforts to cause us to comply with all applicable laws; and
•	traveling in connection with the performance of any services or activities relating to our assets, operations or investment analysis.

Indemnification

Pursuant to our Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager, its members, managers, officers and employees will not be liable to us or any of our subsidiaries, to our board of directors, or our or any subsidiary’s stockholders or partners for any acts or omissions by our Manager, its members, managers, sub-advisers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement. We shall, to the full extent lawful, reimburse, indemnify and hold our Manager, its members, managers, officers and employees, sub-advisers and each other person, if any, controlling our Manager, harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of an indemnified party made in good faith in the performance of our Manager’s duties under our Management Agreement and not constituting such indemnified party’s bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement.

Our Manager will, to the full extent lawful, reimburse, indemnify and hold us, our stockholders, directors, officers and employees and each other person, if any, controlling us, harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from our Manager’s bad faith, willful misconduct, gross negligence or reckless disregard of its duties under our Management Agreement. Our Manager carries errors and omissions and other customary insurance.

Management Team

Pursuant to the terms of our Management Agreement, our Manager will provide us with a management team, including a chief executive officer and a chief financial officer, to provide the management services to be provided by our Manager to us. The members of our management team shall devote such of their time to the management of us as is reasonably necessary and appropriate, commensurate with our level of activity from time to time.

Assignment

Our Manager may generally only assign our Management Agreement with the written approval of a majority of our independent directors; provided, however, that our Manager may assign our Management Agreement to an entity whose day-to-day business and operations are managed and supervised by Mr. Wesley R. Edens. We may not assign our Management Agreement without the prior written consent of our Manager, except in the case of an assignment to another REIT or other organization which is our successor, in which case such successor organization shall be bound under our Management Agreement and by the terms of such assignment in the same manner as we are bound under our Management Agreement.

Term

The initial term of our Management Agreement will expire on the tenth anniversary of the distribution and will be automatically renewed for one-year terms thereafter unless (i) a majority consisting of at least two-thirds of our independent directors or a simple majority of the holders of outstanding shares of our common stock, agree that there has been unsatisfactory performance that is materially detrimental to us or (ii) a simple majority of our independent directors agree that the management fee payable to our Manager is unfair; provided, that we shall not have the right to terminate our Management Agreement under clause (ii) foregoing if the Manager agrees to continue to provide the services under the Management Agreement at a fee that a simple majority of our independent directors have reasonably determined to be fair.

If we elect not to renew our Management Agreement at the expiration of the original term or any such one-year extension term as set forth above, our Manager will be provided with 60 days’ prior notice of any such termination. In the event of such termination, we would be required to pay the termination fee described below.

We may also terminate our Management Agreement at any time for cause effective upon 60 days’ prior written notice of termination from us to our Manager, in which case no termination fee would be due, for the following reasons:

•	the willful violation of the Management Agreement by the Manager in its corporate capacity (as distinguished from the acts of any employees of the Manager which are taken without the complicity of any of the Manager’s management) under the Management Agreement;
•	our Manager’s fraud, misappropriation of funds, or embezzlement against us; and
•	our Manager’s gross negligence of duties under our Management Agreement.

In addition, our Manager may terminate our Management Agreement effective upon 60 days’ prior written notice of termination to us in the event that we default in the performance or observance of any material term, condition or covenant contained in our Management Agreement and such default continues for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30 day period.

If our Management Agreement is terminated by our Manager upon our breach, we would be required to pay to our Manager the termination fee described below.

Management Fee

We will pay our Manager an annual management fee equal to 1.5% of our gross equity in arrears in cash. Gross equity is generally the equity invested by Newcastle as of the distribution date, plus total net proceeds from stock offerings, plus certain capital contributions to subsidiaries, less capital distributions (calculated without regard to depreciation and amortization) and repurchases of common stock.

Our Manager shall compute each installment of the management fee within 15 days after the end of the calendar month with respect to which such installment is payable.

In addition, upon the successful completion of an offering of our common shares, we will grant our Manager options to purchase common shares equal to 10% of the number of our common shares being sold in the offering, with an exercise price equal to the price per share paid by the public or other ultimate purchase in the offering, which may be an affiliate of Fortress.

Incentive Compensation

Our Manager will be entitled to receive on a quarterly basis annual incentive compensation on a cumulative, but not compounding basis, in an amount equal to the product of (A) 25% of the dollar amount by which (1)(a) funds from operations before the incentive compensation per share of common stock, plus (b) gains (or losses) from sales of property per share of common stock, plus (c) internal and third party acquisition-related expenses, plus (d) unconsummated transaction expenses, and plus (e) Other Non-Routine Items, exceed (2) an amount equal to (a) the weighted average value per share of the equity invested by Newcastle as of the distribution date and the price per share of our common stock in any offerings by us (adjusted for prior capital dividends or capital distributions, which shall be calculated without regard to depreciation and amortization) multiplied by (b) a simple interest rate of 10% per annum, multiplied by (B) the weighted average number of shares of common stock outstanding.

“Funds from operations” means net income (computed in accordance with GAAP), excluding gains (losses) from sales of depreciable real estate assets, impairment charges of depreciable real estate, plus real estate depreciation and amortization (excluding depreciation on non-real estate assets such as furniture, fixtures and equipment), and after adjustments required to account for earnings attributable to unconsolidated partnerships and joint ventures on the basis of FFO. The computation of FFO may be adjusted by our independent directors upon reasonable request by our Manager based on changes in, or certain applications of, GAAP. FFO will be determined from the date of the spin-off and without regard to Newcastle’s prior performance.

“Other Non-Routine Items” means (i) write-offs of unamortized deferred financing fees, or additional costs, make-whole payments, penalties or premiums incurred as the result of early repayment of debt, (ii) changes in the fair value of contingent consideration and financial instruments, (iii) preferred stock redemption charges, (iv) gains or losses related to litigation, claims and other contingencies, (v) losses on early extinguishment of debt, (vi) charges or income related to changes in income tax valuation allowances, tax litigation or settlements, (vii) impairments or reversals of impairments, (viii) changes in valuation allowances related to straight-line rent receivables, (ix) integration expenses related to acquisitions and (x) other adjustments approved by the independent directors upon reasonable request by the Manager based on adjustments made to FFO for the purpose of reporting to the public Normalized FFO.

Upon any termination of our Management Agreement by either party, we shall be entitled to purchase our Manager’s right to receive incentive compensation from our Manager for a cash purchase price equal to the amount that would be distributed to our Manager if all of our assets were sold for cash at their then current fair market value or otherwise continue to pay the incentive compensation to the Manager. In addition, if we do not elect to so purchase the Manager’s right to receive incentive compensation, our Manager will have the right to require us to purchase the same at the price described above. In either case, such fair market value shall be determined by independent appraisal to be conducted by a nationally recognized appraisal firm mutually agreed upon by us and our Manager.

Our board of directors may request that our Manager accept all or a portion of its incentive compensation in shares of our common stock, and our Manager may elect, in its discretion, to accept such payment in the form of shares, subject to limitations that may be imposed by the rules of the NYSE or otherwise.

Reimbursement of Expenses

Because our Manager’s employees perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, our Manager is paid or reimbursed for the cost of performing such tasks, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm’s-length basis.

We also pay all operating expenses, except those specifically required to be borne by our Manager under our Management Agreement. Our Manager is responsible for certain costs incidental to the performance of its duties under the Management Agreement, including compensation of our Chief Executive Officer and Chief Financial Officer and certain “overhead” expenses. The expenses required to be paid by us include, but are not limited to, issuance and transaction costs incidental to the sourcing, evaluation, acquisition, management, disposition and financing of our investments, legal, underwriting, sourcing, asset management and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of ours (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of ours, the costs of printing and mailing proxies and reports to our stockholders, costs incurred by employees or agents of our Manager for travel on our behalf, costs associated with any computer software or hardware that is used solely for us, costs to obtain liability insurance to indemnify our directors and officers and the compensation and expenses of our transfer agent.

Termination Fee

As described above, we are required to pay our Manager a termination fee if we terminate the Management Agreement on the basis of a board determination that our Manager’s performance is unsatisfactory and materially detrimental to us or that the management fees payable by us to our Manager are not fair, or if the Manager terminates the Management Agreement due to a material breach by us. The termination fee is a fee equal to the sum of (1) the amount of the management fee during the 12 months immediately preceding the date of termination, and (2) the “Incentive Compensation Fair Value Amount.” The “Incentive Compensation Fair Value Amount” is an amount equal to the incentive compensation that would be paid to the Manager if our assets were sold for cash at their then current fair market value (as determined by an appraisal, taking into account, among other things, the expected future value of the underlying investments).

Employees

Our Manager provides a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors, and as a result, we have no employees. From time to time, certain of our officers may enter into written agreements with us that memorialize the provision of certain services; these agreements do not provide for the payment of any cash compensation to such officers from us. The employees of our Manager are not a party to any collective bargaining agreement. In addition, our Manager expects to utilize third party contractors to perform services and functions related to the operation and leasing of our assets. These functions may include billing, collections, recovery and asset monitoring.

7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices and equity prices. The primary market risks that we are exposed to are interest rate risk and credit risk. These risks are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets and liabilities are for non-trading purposes only. In addition, we are exposed to liquidity risk, which may impact our access to capital resources and repayment of capital obligations.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates on borrowings under our mortgage loans that are floating rate obligations. These market risks result primarily from changes in the London Interbank Offered Rate (“LIBOR”) or prime rates. We continuously monitor our level of floating rate debt with respect to total debt and other factors, including our assessment of current and future economic conditions.

For fixed rate debt, interest rate fluctuations generally affect the fair value, but do not impact our earnings or cash flows. Therefore, interest rate risk does not have a significant impact on our fixed rate debt obligations until such obligations mature or until we elect to prepay and refinance such obligations. If interest rates have risen at the time our fixed rate debt matures or is refinanced, our future earnings and cash flows could be adversely affected by additional borrowing costs. Conversely, lower interest rates at the time of maturity or refinancing may lower our overall borrowing costs.

For variable rate debt, interest rate fluctuations can affect the fair value, as well as earnings or cash flows. If market interest rates rise, our earnings and cash flows could be adversely affected by an increase in interest expense. In contrast, lower interest rates may reduce our borrowing costs and improve our operational results.

At December 31, 2013 we had $198,584 of variable rate debt, representing approximately 18% of our total indebtedness, with a weighted average coupon of 4.43%. A 100 basis point change in interest rates, excluding the impact of the 1% LIBOR floor that our variable rate debt is subject to, would change annual interest expense by $1,986 on an annualized basis.

Credit Risk

We derive a portion of our revenue from long-term triple net leases in which the rental payments are fixed with scheduled periodic increases. We also earn revenue from senior housing properties operated pursuant to property management agreements. For these properties, rental rates may fluctuate due to lease rollovers and renewals and economic or market conditions.

The Holiday Portfolio accounts for a significant portion of our total revenues and net operating income, and such concentration creates credit risk. We could be adversely affected if the Master Tenants become unable or unwilling to satisfy their obligations to us. There is no assurance that the Master Tenants or the related guarantor will have sufficient assets, income and access to financing to enable them to satisfy their obligations to us.

Furthermore, although our leases, financing arrangements and other agreements with our tenants and operators generally provide us the right under specified circumstances to terminate a lease, evict an operator or tenant, or demand immediate repayment of certain obligations to us, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization that may render certain of these remedies unenforceable, or delay our ability to pursue such remedies.

Liquidity Risk

In addition to the discussion in “Risk Factors,” the following factors could affect our liquidity, access to capital resources and our capital obligations. As such, if their outcomes do not fall within our expectations, changes in these factors could negatively affect our liquidity.

•	Decisions by investors, counterparties and lenders to enter into transactions with us will depend upon a number of factors, such as our historical and projected financial performance, compliance with the terms of our current credit and derivative arrangements, industry and market trends, the availability of capital and our investors’, counterparties’ and lenders’ policies and rates applicable thereto, and the relative attractiveness of alternative investment or lending opportunities.
•	Real estate investments are relatively illiquid, and our ability to quickly sell or exchange our properties in response to changes in economic or other conditions is limited. In the event we desire or need to sell any of our properties, the value of those properties and our ability to sell at a price or on terms acceptable to us could be adversely affected by a downturn in the real estate industry or any weakness in the senior housing and healthcare industries. We cannot assure you that we will recognize the full value of any property that we sell for liquidity or other reasons, and the inability to respond quickly to changes in the performance of our investments could adversely affect our business, results of operations and financial condition.
•	Because we derive substantially all of our revenues from triple net lease and managed property tenants and operators, any inability or unwillingness by these tenants and operators to satisfy their respective obligations to us or to renew their leases with us upon expiration of the terms thereof could have a material adverse effect on our liquidity, financial condition, and our ability to service our indebtedness and to make distributions to our stockholders.
•	To comply with the 90% distribution requirement applicable to REITs and to avoid income and excise taxes, we must make distributions to our stockholders. Such distributions will limit our liquidity to finance investments, acquisitions and new developments and may limit our ability to engage in transactions that are otherwise in the best interests of our stockholders. Although we do not anticipate any inability to satisfy the REIT distribution requirement, from time to time, we may not have sufficient cash or other liquid assets to do so. For example, timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of that income and deduction of those expenses in arriving at our taxable income, on the other hand, or non-deductible expenses such as principal amortization or repayments or capital expenditures in excess of non-cash deductions may cause us to fail to have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. In the event that timing differences occur or we decide to retain cash or to distribute such greater amount as may be necessary to avoid income and excise taxation, we may seek to borrow funds, issue additional equity securities, pay taxable stock dividends, distribute other property or securities or engage in a transaction intended to enable us to meet the REIT distribution requirements. Any of these actions may require us to raise additional capital to meet our obligations; however, limitations on our ability to access capital, as described above, could have an adverse effect on our ability to make required payments on our debt obligations, make distributions to our stockholders, or make future investments necessary to implement our business strategy. The terms of the instruments governing our existing indebtedness restrict our ability to engage in certain types of these transactions.

Business

COMPANY OVERVIEW

We will be a publicly traded REIT with a diversified portfolio of senior housing properties across the United States. We were formed as Newcastle Senior Living Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of Newcastle, on May 17, 2012. We converted to a Delaware corporation on May 30, 2014 and changed our name to New Senior Investment Group Inc. on June 16, 2014.

Our investment guidelines will be purposefully broad to enable us to make investments in a wide array of assets, and we actively explore new business opportunities and asset categories as part of our business strategy. For more information about our investment guidelines, see “—Investment Guidelines” below.

Our holdings at March 31, 2014 are comprised of 55 IL-only properties and 31 AL/MC properties located across 26 states. We divide our properties into two reportable segments: (1) Managed Properties, which are operated by property managers pursuant to property management agreements and (2) Triple Net Lease Properties, which we lease to tenants. Our managed properties own various types of senior housing facilities and provide our customers with a broad range of product types and services. Our triple net lease properties lease senior housing facilities on a long term basis. Currently, our managed properties are managed by affiliates or subsidiaries of either Holiday or Blue Harbor, and all of our triple net lease properties are leased to an affiliate of Holiday. Holiday, which is one of the largest senior housing property owners in North America. As of March 31, 2014, our portfolio was composed of 35 managed properties, including 31 AL/MC properties and four IL-only properties, and 51 triple net lease properties, all of which are IL-only properties. The assets in our portfolio are described in more detail below under “—Our Portfolio.”

We will be externally managed and advised by FIG LLC, an affiliate of Fortress, which is a leading global investment management firm with $62.5 billion of assets under management as of March 31, 2014. Fortress, through the private equity funds managed by its affiliates, is one of the largest investors in the senior housing sector. Private equity funds managed by an affiliate of our Manager currently own a majority of Holiday and, until recently, a minority interest in Brookdale. Blue Harbor is an affiliate of our Manager. We intend to leverage Fortress’s nearly 15 years of experience in the senior housing industry to assist us in retaining best-in-class property managers, sourcing and completing attractive acquisitions.

ACQUIRED PROPERTIES

We divide our properties into two reportable segments: (1) Managed Properties and (2) Triple Net Lease Properties.

Managed Properties Acquisition

On July 18, 2012, our Parent completed the initial acquisition of senior housing properties and we recognized real estate investments of $143,300 and incurred $88,400 in mortgages. In November and December 2012, we completed two acquisitions of senior housing properties for aggregate consideration of $44,100 plus acquisition-related costs.

During 2013, we invested a total of $259.6 million of cash in seven acquisitions of senior housing properties comprised of 21 properties.

Triple Net Lease Properties Acquisitions

On December 23, 2013, we completed the acquisition of a 51-property portfolio of independent living senior housing properties from certain affiliates of Holiday for approximately $1.0 billion. We funded the purchase price with $719.4 million of non-recourse debt financing and $281.1 million of cash. The Holiday Portfolio includes properties located across 24 states with 5,840 beds in aggregate. Concurrently with the closing of the Holiday acquisition, we leased these properties to the Master Tenants pursuant to two triple net master leases on nearly identical terms. Each master lease has a 17-year term and first-year rent equal to 6.5% of the purchase price with annual increases during the following three years of 4.5% and varying from 3.5% to 3.75% thereafter. Under each master lease, the respective Master Tenant is responsible for (i) operating its portion of the Holiday Portfolio and bearing the related costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance and the payroll expense of property-level employees, and (ii) complying with the terms of the mortgage financing documents. The Master Tenants’ obligations to us under the master leases are guaranteed by a subsidiary of Holiday as the Guarantor. The Guarantor is required to maintain a minimum net worth (book value plus accumulated depreciation and certain other adjustments as defined in the guaranty) of $150 million, a minimum fixed charge coverage ratio (Consolidated

EBITDAR divided by rent and interest) of 1.10 and a maximum leverage ratio (debt plus ten times cash rent divided by Consolidated EBITDAR) of ten to one. Consolidated EBITDAR is defined as consolidated net income or loss for such period, plus amortization and depreciation expense, provision for income taxes, interest expense, rent expense, non-cash charges, non-recurring income and expenses and excluding interest income. While we believe that the financial covenants contained in the master leases and the guaranty of lease agreements enhance the security of payments that will be owed to us under the master leases, these security features may not ensure timely payment in full of all amounts due to us under the master leases or the guaranty of lease agreements. See “Risk Factors—Risks Related to Our Business—The Master Tenants may be unable to cover their lease obligations to us, and there can be no assurance that the Guarantor will be able to cover any shortfall.” For details about the financing, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations.” Holiday is one of the largest private owners and operators of senior housing properties in North America.

Recent Investments

In January 2014, we completed the acquisitions of two senior housing properties located in Michigan and Ohio, which collectively have 261 beds, for an aggregate purchase price of $23 million, and financed the properties with $17 million of non-recourse mortgage notes. In May 2014, we acquired three AL/MC properties for approximately $22 million. Each of these acquisitions was accounted for under the acquisition method, whereby all assets acquired and liabilities assumed are recognized at their acquisition-date fair value with acquisition-related costs being expensed as incurred. These properties were integrated into our Managed Properties segment.

We continue to explore opportunities to invest in additional senior housing properties across the United States. While we generally target smaller local and regional portfolios, we may continue to invest in large portfolios that we believe offer attractive risk-adjusted returns.

MARKET OPPORTUNITY

Investment Opportunity

We believe there are significant investment opportunities in the U.S. senior housing market driven by three factors: (i) growing demand from significant increases in the senior citizen population and only modest levels of new construction, (ii) highly fragmented ownership of senior housing properties among many smaller local (“mom and pop”) and regional owner/operators and (iii) operational improvement opportunities to increase property-level net operating income leveraging the experience and economies of scale of our Manager. According to the 2012 ASHA 50 Report, approximately 70% of senior housing facilities in the U.S. are owned by mom and pop operators with 15 or fewer properties. Our investments are structured as either triple net leases or managed properties whereby we have entered into a management agreement with an affiliate in a RIDEA compliant structure allowing us to participate directly in the cash flows of the facilities.

Distinctive Private Pay Senior Housing Focus

We believe that our senior housing strategy is more focused than many of our publicly traded peers. The senior housing industry offers a full continuum of care to seniors, with product types that range from “mostly housing” (i.e., senior apartments) to “mostly healthcare” (i.e., skilled nursing, hospitals, etc.). We primarily focus on product types at the center of this continuum, namely IL-only properties and AL/MC properties. Many of our peers have significant exposure to skilled nursing facilities and hospitals, providing higher acuity levels of healthcare. Accordingly, these peers have higher levels of exposure to revenues derived from Medicaid and Medicare reimbursements. Our facilities are predominantly reliant on private pay sources of revenue and have limited risk exposure to regulatory changes in the healthcare arena. We believe that our focused portfolio of IL-only and AL/MC properties will allow investors to participate in the positive fundamentals of the senior housing sector without similar levels of risk exposure associated with higher acuity types of healthcare real estate. Our investment guidelines are purposefully broad to enable us to make investments in a wide array of assets, and we actively explore new business opportunities and asset categories as part of our business strategy.

We will generally seek investments in senior housing facilities that have an emphasis on private pay sources of revenue. For the three months ended March 31, 2014, private pay sources represented 97% of the property level revenue from residents at our facilities. Private pay residents are individuals who are personally obligated to pay the costs of their housing and services without relying significantly on reimbursement payments from Medicaid or

Medicare. Sources for these private payments include: (i) pensions, savings and retirement funds; (ii) proceeds from the sale of real estate and personal property; (iii) assistance from residents’ families; and (iv) private insurance. While our investments may have some level of revenues related to government reimbursements, we intend to focus on investments with high levels of private pay revenue. Private pay facilities are not subject to governmental rate setting and, accordingly, we believe they provide for more predictable and higher rental rates from residents than facilities primarily reliant on government-funded sources.

Attractive Portfolio and Robust Pipeline

From July 2012 through March 31, 2014, we have invested $1,515 million to acquire 86 properties, which include the initial investment of $143 million made by our Parent, Newcastle, in BPM properties, our Predecessor. Our portfolio is diversified in terms of product type, operating model and geography. At March 31, 2014, we have 55 IL-only properties and 31 AL/MC properties across 26 states. Fifty-one of our properties (all IL-only properties) are triple net lease properties, and the balance of our portfolio (four IL-only properties and all of our AL/MC properties) is managed properties.

In January 2014, we completed the acquisitions of two senior housing properties located in Michigan and Ohio which collectively have 261 beds. These acquisitions represented an investment of $23 million and were financed with $17 million of non-recourse mortgage notes. In May 2014, we acquired three AL/MC properties for $22 million. These properties were integrated into our Managed Properties segment.

As of May 31, 2014, we have signed either purchase and sale agreements or letters of intent granting us exclusive right to negotiate a purchase and sale agreement with respect to 13 properties with an aggregate estimated value of over $300 million. There can be no assurance that we will complete any particular investment, including those that are under contract, which are subject to material closing conditions, including, completion of due diligence, financing, negotiation of definitive agreements, and board approval in certain circumstances. Moreover, any senior housing property that we do acquire in the future may have different characteristics and expected returns than those in our existing portfolio and may expose us to additional regulatory and operational risks. See “—Senior Housing Industry—Government Regulations.”

Consolidation Opportunity of Fragmented Industry

We believe there is a high degree of fragmentation among both senior housing owners and operators based on data from NIC and ASHA indicating a high percentage of smaller local and regional operators controlling many markets. We believe an opportunity exists to continue to participate in the consolidation of this fragmented industry as many of these smaller owner/operators may decide to sell their portfolios. An attractive investment opportunity exists to acquire high quality properties where operational performance can be improved by leveraging the experience of our Manager. Furthermore, we believe these properties are too small to attract many larger REIT and other institutional investors, affording us the opportunity to acquire properties at attractive prices in a less competitive environment than larger portfolios. As of March 31, 2014, 95% of our properties were sourced in non-brokered transactions.

Attractive Demand – Supply Dynamics

We believe that the rapidly growing senior citizen population in the U.S. will result in a substantially increased demand for senior housing properties as the baby boomer generation ages, life expectancies lengthen, and more health-related services are demanded. The U.S. Census Bureau estimates that the total number of Americans aged 65 and older is expected to increase from approximately 47.7 million in 2015 to 77.3 million by 2035, with the number of citizens aged 65 and older expected to grow at four times the rate of the overall population by 2035. Healthcare is the single largest industry in the U.S. based on gross domestic product at approximately 18% in 2014. According to the CMS the average compounded growth rate for national healthcare expenditures from 2015 through 2022 is expected to be 6.2%. Senior citizens are the largest consumers of healthcare services. The target age group for our properties is Americans over 70 years old while a typical resident is 80 to 85 years of age. According to CMS, on a per capita basis, the 75-year and older segment of the population spends 76% more on healthcare than the 65- to 74-year old segment and over 200% more than the population average.

Demand for senior housing is driven both by growth of an aging population and by an increasing array of services and support required by residents. According to the U.S. Census Bureau, the percentage of Americans between ages 75 and 79 seeking assistance with basic and instrumental activities of daily living, is 15%, increasing to 30% for Americans over 80 years of age. According to the Alzheimer’s Association over one-third of individuals over age 85 have Alzheimer’s disease. Senior housing provides varying and flexible levels of services depending on resident needs. While our target population is growing, the rate of supply growth of new senior housing facilities remains modest. During the recent recession, according to NIC, senior housing units under construction declined significantly beginning in 2008 and continued at a slower pace in 2012. While construction increased about 11% in 2013 over 2012 unit levels, the pace of construction of new units continues to be modest.

Manager Expertise Owning and Operating Senior Housing

We will be externally managed and advised by an affiliate of Fortress, a leading global investment management firm with $62.5 billion of assets under management as of March 31, 2014. Fortress, through the private equity funds it manages, is currently one of the largest investors in the senior housing sector. Private equity funds managed by an affiliate of our Manager currently own a majority of Holiday and, until recently, a minority interest in Brookdale. Blue Harbor is an affiliate of our Manager. We intend to leverage Fortress’s 15 years of experience in the senior housing industry to assist us in retaining best-in-class property managers, sourcing and completing acquisitions with attractive risk-adjusted returns.

Our Manager and its affiliates have a far-reaching presence in consumer-facing industries across the United States, through Fortress’s investments in healthcare, leisure, gaming, real estate, and transportation companies. Due to this presence, we believe we are able to achieve volume discounts for services and products at many of our properties, such as insurance and food and beverage. These types of benefits often allow us to be a more competitive bidder for small- and mid-sized managed properties than other potential buyers.

Tax Efficient REIT Status

We will elect to be treated as a REIT, and we intend to operate in conformity with the requirements for qualification and taxation as a REIT. REIT status will provide us with certain tax advantages compared to some of our competitors. Those advantages include an ability to reduce our corporate-level income taxes by making dividend distributions to our stockholders, and an ability to pass our capital gains through to our stockholders in the form of capital gains dividends. We believe our REIT status will provide us with a significant advantage as compared to other companies or industry participants who do not have a similar tax efficient structure.

Our Portfolio

The key characteristics of our portfolio are set forth in the table below.

(dollars in thousands)			Real estate investments(1) as of March 31, 2014			Revenues for the three months ended March 31, 2014
Operating model	Number of communities	Number of beds	Real estate investment	Percent of total real estate investment	Real estate investment per bed	Total revenues	Percent of total revenues	Number of states
Managed Properties	35	4,723	$520,791	34.2%	$110.3	$35,537	61.4%	13
Triple Net Lease Properties	51	5,840	1,000,475	65.8%	171.3	22,298	38.6%	24
Total	86	10,563	$1,521,266	100.0%		$57,835	100.0%	26	(3)
			Real estate investments(1) as of December 31, 2013			Revenues for the year ended December 31, 2013
Operating model	Number of communities	Number of beds	Real estate investment	Percent of total real estate investment	Real estate investment per bed	Total revenues(2)	Percent of total revenues	Number of states
Managed Properties	33	4,453	$496,016	33.1%	$111.4	$83,218	97.7%	11
Triple Net Lease Properties	51	5,840	1,000,475	66.9%	171.3	1,918	2.3%	24
Total	84	10,293	$1,496,491	100.0%		$85,136	100.0%	25	(3)

(1)	Real estate investments represent the carrying value of real estate excluding accumulated depreciation and amortization.
(2)	Revenues relate to the period the properties were owned by us in 2013 and, therefore, are not indicative of full-year results for all properties. For example, the triple net lease properties were acquired on December 23, 2013.
(3)	Our senior housing properties are located in 25 different states at December 31, 2013. In ten of these states, we own both managed properties and triple net lease properties. As of March 31, 2014 our senior housing properties are located in 26 different states. In eleven of these states, we own both managed properties and triple net lease properties.

We classify our properties by asset type and operating model, as described in more detail below.

Product Type

The senior housing industry offers a full continuum of care to seniors, with product types that range from “mostly housing” (i.e., senior apartments) to “mostly healthcare” (i.e., skilled nursing, hospitals, etc.). We primarily focus on product types at the center of this continuum, namely IL-only properties and AL/MC properties.

IL-Only Properties. As of March 31, 2014, our portfolio includes 55 IL-only properties, of which 51 are triple net lease properties and four are managed properties. IL-only properties are age-restricted, multifamily properties with central dining that provide residents access to meals and other services such as housekeeping, linen service, transportation and social and recreational activities. A typical resident is 80 to 85 years old and is relatively healthy. Residents are typically charged all-inclusive monthly rates.

AL/MC properties. As of March 31, 2014, our portfolio includes 31 AL/MC properties, which are all managed properties. AL/MC properties are state-regulated rental properties that provide the same services as IL-only properties and additionally have staff to provide residents assistance with activities of daily living, such as management of medications, bathing, dressing, toileting, ambulating and eating. AL/MC properties may include memory care properties that specifically provide care for individuals with Alzheimer’s disease and other forms of dementia or memory loss. The average age of an AL/MC resident is similar to that of an IL-only resident, but AL/MC residents typically have greater healthcare needs. Residents are typically charged all-inclusive monthly rates for IL-only services and additional “care charges” for AL/MC services, which vary depending on the types of services required. AL/MC properties are generally private pay, although many states will allow residents to cover a portion of the cost with Medicaid.

Operating Model

We divide our properties into two reportable segments: (1) Managed Properties and (2) Triple Net Lease Properties.

Managed Properties. As of March 31, 2014, our portfolio includes 35 managed properties managed by either Blue Harbor or Holiday. These properties include 4 IL-only properties and 31 AL/MC properties. We enter into long-term property management agreements for our managed properties. Currently, all of our property management agreements have initial 10-year terms, with successive automatic 1-year renewal periods. Under these agreements, we pay annual property management fees. For AL/MC properties, we pay base management fees equal to 6% of effective gross income (i.e., revenue) for the first two years and 7% thereafter. For IL-only properties, we pay base management fees of 5% of effective gross income. As the owner of the managed properties, we are responsible for the properties’ operating costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance and the payroll expense of property-level employees. The payroll expense, which is included in property operating expenses in our consolidated statement of operations, is structured as a reimbursement to the property manager, who is the employer of record. We have various rights as the property owner under our property management agreements, including rights to set budget guidelines and to terminate and exercise remedies under those agreements as provided therein. However, we rely on our property managers’ personnel, expertise, technical accounting resources and information systems, proprietary information, good faith and judgment to manage our senior housing operations efficiently and effectively. We also rely on our property managers to set appropriate resident fees and to otherwise operate our senior housing communities in compliance with the terms of our property management agreements and all applicable laws and regulations.

Triple Net Lease Properties. As of March 31, 2014, our portfolio includes 51 triple net lease properties. These properties are IL-only and are located across 24 states with 5,840 beds in aggregate. The Holiday Portfolio is leased to the Master Tenants pursuant to two triple net master leases on nearly identical terms. Each master lease has a 17-year term and first-year rent equal to 6.5% of the purchase price with annual increases during the following three years of 4.5%, and annual increases thereafter varying from 3.5% to 3.75% based on changes in the CPI. Under each master lease, the respective Master Tenant is responsible for (i) operating its portion of the Holiday Portfolio and bearing the related costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance, and the payroll expense of property-level employees, and (ii) complying with the terms of the mortgage financing documents. The Master Tenants’ obligations to us under the master leases are guaranteed by a subsidiary of Holiday.

SENIOR HOUSING INDUSTRY

Overview

The senior housing industry offers a full continuum of care to seniors, with product types that range from “mostly housing” (i.e., senior apartments) to “mostly healthcare” (i.e., skilled nursing, hospitals, etc.).

We believe that the rapidly growing senior citizen population in the U.S. will result in substantially increased demand for senior housing properties as the baby boomer generation ages, life expectancies lengthen, and more health-related services are demanded. The U.S. Census Bureau estimates the total number of Americans aged 65 and older is expected to increase from approximately 47.7 million in 2015 to 77.3 million by 2035, with the number of citizens aged 65 and older expected to grow at four times the rate of the overall population by 2035. Healthcare is the single largest industry in the U.S. based on gross domestic product at approximately 18% in 2014. According to the CMS the average compounded growth rate for national healthcare expenditures from 2015 through 2022 is expected to be 6.2%. Senior citizens are the largest consumers of healthcare services. The target age group for our properties is Americans over 70 years old while a typical resident is 80 to 85 years of age. According to CMS, on a per capita basis, the 75-year and older segment of the population spends 76% more on healthcare than the 65- to 74-year old segment and over 200% more than the population average.

Demand for senior housing is driven both by growth of an aging population and by an increasing array of services and support required by residents. According to the U.S. Census Bureau, the percentage of Americans between ages 75 and 79 seeking assistance with basic and instrumental activities of daily living, is 15%, increasing to 30% for Americans over 80 years of age. According to the Alzheimer’s Association over one-third of individuals over age 85 have Alzheimer’s disease. Senior housing provides varying and flexible levels of services depending on resident needs. While our target population is growing, the rate of supply growth of new senior housing facilities remains modest. During the recent recession, according to NIC, senior housing units under construction declined significantly beginning in 2008 and continued at a slower pace in 2012. While construction increased about 11% in 2013 over 2012 unit levels, the pace of construction of new units continues to be modest.

We believe there is a high degree of fragmentation among both senior housing owners and operators based on data from NIC and ASHA indicating a high percentage of smaller local and regional operators in many markets. We believe that an opportunity exists to continue to participate in the consolidation of this fragmented market as many of these smaller owner/operators may decide to sell their portfolios. An attractive investment opportunity exists to acquire high quality properties where operational performance can be improved by leveraging the experience of our Manager. Furthermore, we believe these properties are too small to attract many larger REIT and other institutional investors, affording us the opportunity to acquire properties at attractive prices in a less competitive environment than larger portfolios. As of March 31, 2014, 95% of our properties were sourced in non-brokered transactions.

Government Regulations

AL/MC properties and operations are subject to extensive and complex federal, state and local healthcare laws and regulations relating to fraud and abuse practices, government reimbursement, licensure and certificate of need and similar laws governing the operation of healthcare properties. While the AL/MC properties within our portfolio are subject to many varying types of regulatory and licensing requirements, we expect that the healthcare industry, in general, will continue to face increased regulation, enforcement and pressure in the areas of fraud, waste and abuse, cost control, healthcare management and provision of services, among others. In fact, some states have revised and strengthened their regulation of senior housing properties and that trend may continue. In addition, efforts by third-party payors, such as Governmental Programs (as defined below) and private insurance payor organizations (which include insurance companies, health maintenance organizations and other types of health plans/managed care organizations) to impose more stringent controls upon operators are expected to intensify and continue. Changes in applicable federal, state or local laws and regulations and new interpretations of existing laws and regulations could have a material adverse effect on our business.

As used in this section, “Governmental Program” means, individually and collectively, any federal, state or local governmental reimbursement programs administered through a governmental body, agency thereof, or contractor thereof (including a Governmental Program Payor), including without limitation the Medicare and Medicaid programs or successor programs to any of them. “Governmental Program Payor” means a private insurance payor organization which has a contract with a Governmental Program to arrange for the provision of assisted living property or skilled nursing facility (“SNF”) services to Governmental Program beneficiaries, and which receives reimbursement from the Governmental Program to do so.

Our AL/MC senior housing properties are regulated by state and local laws governing licensure, provision of services, staffing requirements and other operational matters. The laws that govern our properties vary greatly from one jurisdiction to another. Owners and/or operators of certain senior housing properties, including, but not limited to, AL/MC properties, are required to be licensed or certified by the state in which they operate. In granting and renewing such licenses, the state regulatory agencies consider numerous factors relating to a property’s physical plant and operations, including, but not limited to, admission and discharge standards, staffing and training. A decision to grant or renew a license may also be affected by a property’s record with respect to licensure compliance, patient and consumer rights, medication guidelines and other regulations. Certain states require additional licensure and impose additional staffing and other operational standards in order for a property to provide higher levels of assisted living services. Senior housing properties may also be subject to state and/or local building, zoning, fire and food service laws before licensing or certification may be granted. Our properties may also be affected by changes in accreditation standards or procedures of accreditation bodies that are recognized by states or a Governmental Program in the licensure or certification process.

In the future, we may also acquire senior housing properties that include SNFs. SNFs are licensed by the state in which the facility is located, and if an owner chooses to participate in Medicaid or Medicare, or certain other Governmental Programs, the facility must also be certified to participate in such programs. In that regard, SNFs are particularly subject to myriad, comprehensive federal Medicare and Medicaid certification requirements that not only require state licensure, but which also separately (apart from state licensure) regulate the type and quality of the medical and/or nursing care provided, ancillary services (e.g., respiratory, occupational, physical and infusion therapies), qualifications of the administrative personnel and nursing staff, the adequacy of the physical plant and equipment, reimbursement and rate setting, and other operational issues and policies.

In the future, we may also acquire certain healthcare properties (including assisted living properties in some states, and SNFs in most states) that are subject to a variety of CON or similar laws. None of our portfolio is currently subject to such laws. Where applicable, such laws generally require, among other requirements, as a predicate to licensure that a facility demonstrate the need for (i) constructing a new facility, (ii) adding beds or expanding an existing facility, (iii) investing in major capital equipment or adding new services, (iv) changing the ownership or control of an existing licensed facility, or (v) terminating services that have been previously approved through the CON process. These laws could affect, and even restrict, our ability to expand into new markets and to expand our properties and services in existing markets. In addition, CON laws may constrain the ability of an operator to transfer responsibility for operating a particular facility to a new operator. If we have to replace a facility operator who is excluded from participating in a federal or state healthcare program (as discussed below), our ability to replace the operator may be affected by a particular state’s CON laws, regulations, and applicable guidance governing changes in provider control.

Aside from CON considerations, transfers of ownership, provider control and/or operations of assisted living properties and SNFs are subject to licensure and other regulatory approvals not required for transfers of other types of commercial operations and real estate. These regulations may also constrain or even impede our ability to replace property managers or tenants of our properties, and they may also impact our acquisition or sale of senior housing properties. In addition, if any of our licensed properties are operated outside of its licensed authority, doing so could subject the facility to penalties, including closure of the facility. Failure to obtain licensure or loss or suspension of licensure or certification may prevent an assisted living property or SNF from operating, or result in a suspension of Governmental Program reimbursement payment, until all licensure or certification issues have been resolved.

The significant portion of the revenues received by our properties are from self-pay residents. The remaining revenue source is primarily Medicaid under certain federal waiver programs. As a part of the Omnibus Budget Reconciliation Act of 1981 (“OBRA”), Congress established a waiver program enabling some states to offer Medicaid reimbursement to assisted living providers as an alternative to institutional long-term care services. The provisions of OBRA and subsequent federal enactments permit states to seek a waiver from typical Medicaid requirements to develop cost-effective alternatives to long-term care, including Medicaid payments for assisted living, and in some instances including payment for such services through Governmental Program Payors. In 2013, approximately 4.2% of the revenues at our senior housing properties were from Medicaid reimbursement. There can be no guarantee that a state Medicaid program operating pursuant to a waiver will be able to maintain its waiver status, that funding levels will not decrease, or that eligibility requirements will not change.

Rates paid by self-pay residents are set by our senior housing properties and are determined by local market conditions and operating costs.

The level of assisted living Medicaid reimbursement varies from state to state. Thus, the revenues generated by our assisted living properties may be adversely affected by payor mix, acuity level, changes in Medicaid eligibility and reimbursement levels. In addition, a state could lose its Medicaid waiver and no longer be permitted to utilize Medicaid dollars to reimburse for assisted living services. Such changes in revenues could in turn have a material adverse effect on our business.

Unlike assisted living operators, SNF operators typically receive most of their revenues from the Medicare and Medicaid programs, with the balance representing reimbursement payments from private insurance payor organizations (and perhaps minimal self-pay). Consequently, changes in federal or state reimbursement policies may also adversely affect our business if we acquire properties with an SNF component.

The percentage of federal Medicaid revenue support used for long-term care varies from state to state, due in part to different ratios of elderly population and eligibility requirements. Within certain federal guidelines, states have a fairly wide range of discretion to determine eligibility and to establish a reimbursement methodology for SNF Medicaid patients. Many states reimburse SNFs pursuant to fixed daily Medicaid rates, which are applied prospectively based on patient acuity and the historical costs incurred in providing patient care. Reasonable costs typically include allowances for staffing, administrative and general expenses, property, and equipment (e.g., real estate taxes, depreciation and fair rental).

The Medicare SNF benefit covers skilled nursing care, rehabilitation services and other goods and services and the facility receives a pre-determined daily rate for each day of care, up to 100 days. These prospective payment system (“PPS”) rates are expected to cover all operating and capital costs that efficient properties would be expected to incur in furnishing most SNF services, with certain high-cost, low-probability ancillary services paid separately.

There is a risk that some skilled nursing facilities’ costs could exceed the fixed payments under the SNF PPS, and there is also a risk that payments under the SNF PPS may be set below the costs to provide certain items and services, which could have a material adverse effect on an SNF. Further, SNFs are subject to periodic pre- and post-payment reviews, and other audits by federal and state authorities. Such a review or audit could result in recoupments, denials, or delay of payments in the future, which could have a material adverse effect on the business of an SNF.

In the ordinary course of business, our AL/MC properties have been and are subject regularly to inspections, inquiries, investigations and audits by state agencies that oversee applicable laws and regulations. State licensure laws, and where applicable, Governmental Program certification, require license renewals and compliance surveys on an annual or bi-annual basis. The failure of our AL/MC property managers to maintain or renew any required license or regulatory approval, as well as the failure of our managers to correct serious deficiencies identified in a compliance survey, could result in the suspension of operations at a property. In addition, if an AL/MC or SNF property, where applicable, is found to be out of compliance with Governmental Program conditions of participation, the property’s manager may be excluded from participating in those Governmental Programs. Any such occurrence may impair the ability of a property manager to meet its obligations. If we have to replace a property manager, our ability to do so may be affected by the federal and state regulations governing such changes. This may result in payment delays, an inability to find a replacement property manager or other difficulties. Unannounced surveys or inspections of a property may occur annually or bi-annually, or following a regulator’s receipt of a complaint regarding the property. From time-to-time, our properties receive deficiency reports from state regulatory bodies resulting from such inspections or surveys. Most deficiencies are resolved through a plan of corrective action relating to the property’s operations, but whether the deficiencies are cured or not, the applicable governmental authority typically has the authority to take further action against a licensee. Such an action could result in the imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license or Governmental Program participation, suspension or denial of admissions, or imposition of other sanctions, including criminal penalties. The imposition of such sanctions may adversely affect our business.

Assisted living properties and SNFs that participate in Governmental Programs are subject to numerous federal, state, and local laws, including their implementing regulations and applicable governmental guidance, that govern the operational, financial and other arrangements that may be entered into by healthcare properties and other providers. Certain of these laws prohibit direct or indirect payments of any kind for the purpose of inducing or encouraging the referral of patients for medical products or services reimbursable by Governmental Programs. Other laws require providers to furnish only medically necessary services and submit to the Governmental Program and Governmental Program Payors valid and accurate statements for each service, and other laws require providers to comply with a variety of safety, health and other requirements relating to the condition of the licensed property and the quality of care provided. Sanctions for violations of these laws may include, but are not limited to, criminal and/or civil penalties and fines, loss of licensure, immediate termination of government payments, and exclusion from any Governmental Program participation. In certain circumstances, violation of these laws (such as those prohibiting abusive and fraudulent behavior and, in the case of Governmental Program Payors, also prohibiting insurance fraud) with respect to one property may subject other properties under common control or ownership to sanctions, including exclusion from participation in Governmental Programs. In the ordinary course of business, our properties are regularly subjected to inquiries, investigations, and audits by the federal and state agencies that oversee these laws.

All healthcare providers, including but not limited to assisted living properties and SNFs that participate in Governmental Programs, are also subject to the Federal Anti-Kickback Statute, a criminal statute which generally prohibits persons from offering, providing, soliciting, or receiving remuneration to induce either the referral of an individual or the furnishing of a good or service for which payment may be made under a federal Governmental Program. SNFs and certain other types of healthcare properties and providers are also subject to the Federal Ethics in Patient Referral Act of 1989, commonly referred to as the “Stark Law.” The Stark Law generally prohibits the submission of claims to Medicare for payment if the claim results from a physician referral for certain designated services and the physician has a financial relationship with the health service provider that does not qualify under one of the exceptions for a financial relationship under the Stark Law. Many states have similar prohibitions on physician self-referrals and submission of claims which are applicable to all payor sources, including state Medicaid programs.

Further, healthcare properties and other providers, including, but not limited to, assisted living properties and SNFs, that receive Governmental Program payments, are subject to substantial financial and other (in some cases, criminal) penalties under the Civil Monetary Penalties Act, the Federal False Claims Act and, in particular, actions under the Federal False Claims Act’s “whistleblower” provisions. Violations of these laws can also subject persons and entities to termination from participation in Governmental Programs or result in the imposition of substantial damages, fines or other penalties. Private enforcement of healthcare fraud has increased due in large part to amendments to the Federal False Claims Act that encourage private individuals to sue on behalf of the government. These whistleblower suits brought by private individuals, known as “qui tam actions”, may be filed by almost anyone, including present and former patients, nurses and other employees. Significantly, if a claim is successfully adjudicated, the Federal False Claims Act provides for treble damages, in addition to penalties up to $11,000 per claim. Various state false claim act and anti-kickback laws may also apply to each property operator, regardless of payor source (i.e. such as a private insurance payor organization or a Governmental Program), and violations of those state laws can also result in substantial fines and/or adverse licensure actions to our material detriment.

Government investigations and enforcement actions brought against the healthcare industry have increased dramatically over the past several years and are expected to continue. Some of these enforcement actions represent novel legal theories and expansions in the application of the Federal False Claims Act. Governmental agencies, both state and federal, are also devoting increasing attention and resources to anti-fraud initiatives against healthcare properties and other providers. Legislative developments, including changes to HIPAA, have greatly expanded the definition of healthcare fraud and related offenses and broadened its scope to include certain private insurance payor organizations in addition to Governmental Programs. Congress also has greatly increased funding for the Department of Justice, Federal Bureau of Investigation and the Office of the Inspector General of the Department of Health and Human Services (“HHS”) to audit, investigate and prosecute suspected healthcare fraud. Moreover, a significant portion of the billions in healthcare fraud recoveries over the past several years has also been returned to government agencies to further fund their fraud investigation and prosecution efforts.

HIPAA regulations provide for communication of health information through standard electronic transaction formats and for the privacy and security of health information. In order to comply with the regulations, healthcare providers often must undertake significant operational and technical implementation efforts. Operators also may face significant financial exposure if they fail to maintain the privacy and security of medical records and other personal health information about individuals. The Health Information Technology for Economic and Clinical Health Act (“HITECH”), passed in February 2009, strengthened the HHS Secretary’s authority to impose civil money penalties for HIPAA violations occurring after February 18, 2009. HITECH directs the HHS Secretary to provide for periodic audits to ensure that covered entities and their business associates (as that term is defined under HIPAA) comply with the applicable HITECH requirements, increasing the likelihood that a HIPAA violation will result in an enforcement action. The CMS issued an interim final rule which conformed HIPAA enforcement regulations to HITECH, increasing the maximum penalty for multiple violations of a single requirement or prohibition to $1.5 million. Higher penalties may accrue for violations of multiple requirements or prohibitions. Additionally, on January 17, 2013, the

CMS released a final rule, which expands the applicability of HIPAA and HITECH and strengthens the government’s ability to enforce these laws. The final rule broadens the definition of “business associate” and provides for civil money penalty liability against covered entities and business associates for the acts of their agents regardless of whether a business associate agreement is in place. Additionally, the final rule adopts certain changes to the HIPAA enforcement regulations to incorporate the increased and tiered civil monetary penalty structure provided by HITECH, and makes business associates of covered entities directly liable under HIPAA for compliance with certain of the HIPAA privacy standards and HIPAA security standards. HIPAA violations are also potentially subject to criminal penalties.

The Patient Protection and Affordable Care Act (the “Affordable Care Act”) and the HealthCare and Education Reconciliation Act of 2010, which amends the Affordable Care Act (collectively, the “Health Reform Laws”) and the June 28, 2012 United States Supreme Court ruling upholding the individual mandate of the Health Reform Laws and partially invalidating the expansion of Medicaid (further discussed below), may have a significant impact on Medicare, Medicaid and other Governmental Programs, as well as private insurance payor organizations, which in turn may impact the reimbursement amounts received by our properties which participate in Governmental Programs. In fact, the Health Reform Laws could have a substantial and material adverse effect on all parties directly or indirectly involved in the healthcare system. Together, the Health Reform Laws make the most sweeping and fundamental changes to the U.S. healthcare system undertaken since the creation of Medicare and Medicaid and contain various provisions that may directly impact our business.

These new Health Reform Laws include, without limitation, the expansion of Medicaid eligibility, requiring most individuals to have health insurance, establishing new regulations on certain private insurance payor organizations (including Governmental Program Payors), establishing health insurance exchanges and modifying certain payment systems to encourage more cost-effective care and a reduction of inefficiencies and waste, including through new tools to address fraud and abuse. Because many of our properties deliver healthcare services, we will be impacted by the risks associated with the healthcare industry, including the Health Reform Laws. While the expansion of healthcare coverage may result in some additional demand for services provided by our properties, reimbursement levels may be lower than the costs required to provide such services, which could materially adversely affect our business. The Health Reform Laws also enhance certain fraud and abuse penalty provisions in the event of one or more violations of the federal healthcare regulatory laws. In addition, the Health Reform Laws have provisions that impact the health coverage that our property managers or tenants (including the Master Tenants) provide to their respective employees. We cannot predict whether the existing Health Reform Laws, or future healthcare reform legislation or regulatory changes, will have a material impact on our business.

Additionally, certain provisions of the Health Reform Laws are designed to increase transparency and program integrity of SNFs. Specifically, SNFs will be required to institute compliance and ethics programs. Additionally, the Health Reform Laws make it easier for consumers to file complaints against nursing homes by mandating that states establish complaint websites. The provisions calling for enhanced transparency will increase the administrative burden and costs on SNF providers.

OUR PORTFOLIO

The key characteristics of our portfolio are set forth in the table below:

(dollars in thousands)			Real estate investments(1) as of March 31, 2014			Revenues for the three months ended March 31, 2014
Operating model	Number of communities	Number of beds	Real estate investment	Percent of total real estate investment	Real estate investment per bed	Total revenues	Percent of total revenues	Number of states
Managed Properties	35	4,723	$520,791	34.2%	$110.3	$35,537	61.4%	13
Triple Net Lease Properties	51	5,840	1,000,475	65.8%	171.3	22,298	38.6%	24
Total	86	10,563	$1,521,266	100.0%		$57,835	100.0%	26	(3)

(dollars in thousands)			Real estate investments(1) as of December 31, 2013			Revenues for the year ended December 31, 2013
Operating model	Number of communities	Number of beds	Real estate investment	Percent of total real estate investment	Real estate investment per bed	Total revenues(2)	Percent of total revenues	Number of states
Managed Properties	33	4,453	$496,016	33.1%	$111.4	$83,218	97.7%	11
Triple Net Lease Properties	51	5,840	1,000,475	66.9%	171.3	1,918	2.3%	24
Total	84	10,293	$1,496,491	100.0%		$85,136	100.0%	25	(3)

(1)	Real estate investments represent the carrying value of real estate excluding accumulated depreciation and amortization.

(2)	Revenues relate to the period the properties were owned by us in 2013 and, therefore, are not indicative of full-year results for all properties. For example, the triple net lease properties were acquired on December 23, 2013.

(3)	Our senior housing properties are located in 25 different states at December 31, 2013. In ten of these states, we own both managed properties and triple net properties. As of March 31, 2014 our senior housing properties are located in 26 different states. In eleven of these states, we own both managed properties and triple net lease properties.

As of December 31, 2013, the average occupancy rate of our senior housing properties was 90% for acquisitions completed in 2012 and 82% for acquisitions completed in 2013 (excluding managed properties that we had owned for less than one full quarter as of December 31, 2013).

Our portfolio of senior housing properties is broadly diversified by geographic location throughout the United States. The following table shows the geographic location of our senior housing properties, and the percentage of total revenues by geographic location for the year ended March 31, 2014.

Managed Properties:

	Number of communities	Number of beds
Arizona	1	108
California	3	328
Florida	16	2,330
Idaho	1	121
Michigan	1	144
New York	1	118
North Carolina	1	176
Ohio	1	117
Oregon	2	164
Pennsylvania	2	291
Texas	1	230
Utah	4	475
Virginia	1	121
	35	4,723

Triple Net Lease Properties:

	Number of communities	Number of beds
Arizona	1	115
California	2	235
Colorado	4	439
Connecticut	2	276
Florida	3	370
Illinois	1	111
Iowa	2	215
Kansas	2	238
Kentucky	1	117
Louisiana	1	103
Michigan	1	121
Mississippi	1	93
Missouri	3	320
Montana	1	115
Nevada	1	121
New York	2	234
North Carolina	2	240
Oregon	6	600
Pennsylvania	3	345
Tennessee	1	109
Texas	8	970
Utah	1	117
Virginia	1	120
Wisconsin	1	116
	51	5,840

Managed Properties

Our portfolio includes 35 managed properties managed by either Blue Harbor or Holiday. These properties include four IL-only properties and 31 AL/MC properties. We enter into long-term property management agreements for our managed properties. Currently, all of our property management agreements have initial ten-year terms, with successive automatic one-year renewal periods. Under these agreements, we pay annual property management fees. For AL/MC properties, we pay base management fees equal to 6% of effective gross income for the first two years and 7% thereafter. For IL-only properties, we pay base management fees of 5% of effective gross income.

We have various rights as the property owner under our property management agreements, including rights to set budget guidelines and to terminate and exercise remedies under those agreements as provided therein. However, we rely on our managers’ personnel, expertise, technical resources and information systems, proprietary information, good faith and judgment to manage our senior housing operations efficiently and effectively. We also rely on our managers to set appropriate resident fees and to otherwise operate our senior housing communities in compliance with the terms of our property management agreements and all applicable laws and regulations.

Triple Net Lease Properties

Our portfolio includes 51 triple net lease properties. These properties are IL-only and are located across 24 states with 5,840 beds in aggregate. The Holiday Portfolio is leased to certain affiliates of Holiday pursuant to two triple net master leases on nearly identical terms. Each master lease has a 17-year term and first-year rent equal to 6.5% of the purchase price with annual increases during the following three years of 4.5% and varying from 3.5% to 3.75% thereafter. Under each master lease, the respective Master Tenant is responsible for (i) operating its portion of the Holiday Portfolio and bearing the related costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance, and the payroll expense of property-level employees, and (ii) complying with the terms of the mortgage financing documents. The Master Tenants’ obligations to us under the master leases are guaranteed by a subsidiary of Holiday.

The following table summarizes the geographic location of our senior housing portfolios:

Location	Number of communities	Number of beds
Arizona	2	223
California	5	563
Colorado	4	439
Connecticut	2	276
Florida	19	2,700
Idaho	1	121
Illinois	1	111
Iowa	2	215
Kansas	2	238
Kentucky	1	117
Louisiana	1	103
Michigan	2	265
Mississippi	1	93
Missouri	3	320
Montana	1	115
Nevada	1	121
New York	3	352
North Carolina	3	416
Ohio	1	117
Oregon	8	764
Pennsylvania	5	636
Tennessee	1	109
Texas	9	1,200
Utah	5	592
Virginia	2	241
Wisconsin	1	116
Total	86	10,563

OUR STRENGTHS

FINANCING STRATEGY

We expect to maintain a capital structure that provides the resources and flexibility to position us favorably to capitalize on strategic growth opportunities in the senior housing industry through acquisitions, investments and development projects. Thus, our ability to access capital in a timely and cost effective manner is critical to the success of our business strategy because it affects our ability to satisfy existing obligations, including the repayment of maturing indebtedness, and to make future investments. Our access to and cost of external capital are dependent on various factors, including general market conditions, interest rates, credit ratings on our securities, expectations of our potential future earnings and cash distributions, and the trading price of our common stock.

We employ leverage as part of our investment strategy. We do not have a predetermined target debt to equity ratio as we believe the appropriate leverage for the particular assets we are financing depends on the credit quality of those assets. We utilize leverage for the sole purpose of financing our portfolio and not for the purpose of speculating on changes in interest rates. We strive to maintain our financial strength and invest profitably by actively managing our leverage, continuing to lower our cost of capital and developing our access to multiple sources of liquidity. Historically, we have relied on non-recourse mortgage notes to finance a portion of our investment and equity capital from our Parent. We intend, over time, to obtain access to additional sources of liquidity, including revolving credit agreements, bank debt, U.S. government agency financing, unsecured public debt and equity markets. Generally, we attempt to match the long-term duration of our investments in senior housing properties with staggered maturities of long-term debt and equity. At March 31, 2014, approximately 20% of our consolidated debt was variable rate debt.

Subject to maintaining our qualification as a REIT, we may, from time to time, utilize derivative financial instruments to manage interest rate risk associated with our borrowings. These derivative instruments may include interest rate swap agreements, interest rate cap agreements, interest rate floor or collar agreements or other financial instruments that we deem appropriate.

INVESTMENT GUIDELINES

Our board of directors will adopt a broad set of investment guidelines to be used by our Manager to evaluate specific investments. Our general investment guidelines prohibit any investment that would cause us to fail to qualify as a REIT. These investment guidelines may be changed by our board of directors without the approval of our stockholders. If our board changes any of our investment guidelines, we will disclose such changes in our next required periodic report. For information regarding our policy with respect to approving transactions with affiliates, see “Certain Relationships and Transactions With Related Persons, Affiliates and Affiliated Entities.”

POLICIES WITH RESPECT TO CERTAIN OTHER ACTIVITIES

Subject to the approval of our board of directors, we have the authority to offer our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our common stock or any other securities and may engage in such activities in the future.

We also may make loans to, or provide guarantees of certain obligations of, our subsidiaries.

Subject to the percentage ownership and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

We may engage in the purchase and sale of investments.

Our officers and directors may change any of these policies and our investment guidelines without a vote of our stockholders.

In the event that we determine to raise additional equity capital, our board of directors has the authority, without stockholder approval (subject to certain NYSE requirements), to issue additional common stock or preferred stock in any manner and on such terms and for such consideration it deems appropriate, including in exchange for property.

Decisions regarding the form and other characteristics of the financing for our investments are made by our Manager, subject to the general investment guidelines adopted by our board of directors.

CONFLICTS OF INTEREST

Although we will establish certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Below is a summary of certain factors that could result in conflicts of interest.

One or more of our officers and directors have responsibilities and commitments to entities other than us, including, but not limited to, Newcastle. In addition, we do not have a policy that expressly prohibits our directors, officers, securityholders or affiliates from engaging for their own account in business activities of the types conducted by us. Moreover, our certificate of incorporation will provide that if any of the officers, directors or employees of Newcastle or Fortress acquire knowledge of a potential transaction that could be a corporate opportunity for us, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us. In the event that any of our directors and officers who is also a director, officer or employee of Newcastle or Fortress acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as a director or officer of us and such person acts in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, to the fullest extent permitted by law, if Newcastle or Fortress or their affiliates, pursues or acquires the corporate opportunity or if such person does not present the corporate opportunity to us. However, subject to the terms of our certificate of incorporation, our code of business conduct and ethics prohibits the directors, officers and employees of our Manager from engaging in any transaction that involves an actual conflict of interest with us. See “Risk Factors—Risks Relating to Our Manager—There are conflicts of interest in our relationship with our Manager.”

Our key agreements, including our Management Agreement, were negotiated among related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as terms negotiated on an arm’s-length basis with unaffiliated parties. Our independent directors may not vigorously enforce the provisions of our Management Agreement against our Manager. For example, our independent directors may refrain from terminating our Manager because doing so could result in the loss of key personnel.

The structure of the Manager’s compensation arrangement may have unintended consequences for us. We have agreed to pay our Manager a management fee that is not tied to our performance and incentive compensation that is based entirely on our performance. The management fee may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us, while the performance-based incentive compensation component may cause our Manager to place undue emphasis on the maximization of earnings, including through the use of leverage, at the expense of other objectives, such as preservation of capital, to achieve higher incentive distributions. Since investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential, this could result in increased risk to the value of our portfolio of assets and your investment in us.

We may compete with entities affiliated with our Manager or Fortress for certain assets that we may seek to acquire. From time to time, affiliates of Fortress may focus on investments in assets with a similar profile as our target assets. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has two funds primarily focused on investing in senior housing properties with approximately $1.9 billion in capital commitments in aggregate as of December 31, 2013, as well as other funds with significant investments in senior housing. Fortress funds generally have a fee structure similar to the structure of the fees in our management agreement, but the fees actually paid will vary depending on the size, terms and performance of each fund.

Our Manager may determine, in its discretion, to make a particular investment through an investment vehicle other than us. Investment allocation decisions will reflect a variety of factors, such as a particular vehicle’s availability of capital (including financing), investment objectives and concentration limits, legal, regulatory, tax and other similar considerations, the source of the investment opportunity and other factors that the Manager, in its discretion, deems appropriate. Our Manager does not have an obligation to offer us the opportunity to participate in any particular investment, even if it meets our investment objectives.

OPERATIONAL AND REGULATORY STRUCTURE

REIT Qualification

We will elect to be taxed and intend to qualify as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2014. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our stockholders and the concentration of ownership of our capital stock. We believe that, commencing with our initial taxable year ending December 31, 2014, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. In connection with the spin-off, we will receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

COMPETITION

Our success depends, in large part, on our ability to acquire senior housing properties on terms consistent with our business and economic model. In acquiring these assets, we expect to compete with other real estate investment trusts, real estate partnerships, private equity and hedge fund investors, banks, insurance companies, finance and investment companies, government-sponsored agencies, healthcare operators, developers and other investors. Many of our anticipated competitors are significantly larger than we are, have access to greater capital and other resources and may have other advantages over us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could lead them to offer higher prices for assets that we might be interested in acquiring and cause us to lose bids for those assets. In addition, other potential purchasers of senior housing properties may be more attractive to sellers of senior housing properties if the sellers believe that these potential purchasers could obtain any necessary third party approvals and consents more easily than us.

Our property managers and tenants compete on a local and regional basis with operators of properties that provide comparable services. Operators compete for residents based on a number of factors including quality of care, reputation, physical appearance of properties, location, services offered, family preferences, staff and price. We also face competition from other healthcare facilities for tenants, such as physicians and other healthcare providers that provide comparable properties and services.

In the face of this competition, we expect to take advantage of the experience of members of our management team and their industry expertise which may provide us with a competitive advantage and help us assess potential risks and determine appropriate pricing for certain potential acquisitions of senior housing properties. In addition, we expect that these relationships will enable us to compete more effectively for attractive acquisition opportunities. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face.

EMPLOYEES

We are managed by our Manager pursuant to the Management Agreement between our Manager and us. All of our officers are employees of our Manager or an affiliate of our Manager. We do not have any employees.

LEGAL PROCEEDINGS

We are not currently subject to any material legal proceedings.

Our Manager and Management Agreement

GENERAL

We will be externally managed by FIG LLC, a Delaware limited liability company, which we refer to as our Manager, pursuant to the terms of the Management Agreement. Our Manager also manages Newcastle and is an affiliate of Fortress.

MANAGEMENT AGREEMENT

Prior to the completion of the distribution, we will enter into a Management Agreement with our Manager. Pursuant to the terms of the Management Agreement, our Manager will provide a management team that will be responsible for implementing our business strategy and performing certain services for us. Our Management Agreement will require our Manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. There will be no limit on the amount our Manager may invest on our behalf without seeking the approval of our board of directors. Our Management Agreement will become effective upon completion of the distribution. For more information about our investment guidelines, see “Business—Investment Guidelines” included elsewhere in this Information Statement.

Our Manager will be responsible for, among other things, (i) performing all of our day-to-day functions, (ii) determining investment criteria in conjunction with, and subject to the supervision of, our board of directors, (iii) sourcing, analyzing and executing on investments and sales, (iv) performing investment and liability management duties, including financing and hedging and (v) performing financial and accounting management. Our Manager will perform (or cause to be performed), in each case on our behalf and at our expense, such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:

(i)	serving as our consultant with respect to the periodic review of the investment criteria and parameters for investments, borrowings and operations, any modifications that are inconsistent with our investment guidelines shall be approved by a majority of our independent directors;
(ii)	investigating, analyzing, valuing and selecting possible investment opportunities;
(iii)	with respect to our prospective investments and dispositions of investments, conducting negotiations with brokers, sellers and purchasers and their respective agents and representatives, investment bankers and owners of privately and publicly held companies;
(iv)	engaging and supervising, on our behalf and at our expense, independent contractors that provide services relating to our investments, including, but not limited to, investment banking, legal or regulatory advisory, tax advisory, accounting advisory, securities brokerage, property management and operations, property condition, real estate and leasing advisory and brokerage, and other financial and consulting services as our Manager determines from time to time to be advisable;
(v)	negotiating, on our behalf and at our expense, for the purchase, sale, exchange or other disposition of any investments;
(vi)	coordinating and managing operations of any of our joint venture or co-investment interests and conducting all matters with respect to those joint ventures or co-investments;
(vii)	coordinating and supervising, on our behalf and at our expense, all property matters, tenant operators, leasing agents and developers for the administration, leasing, management and/or development of any of our investments;
(viii)	providing executive and administrative personnel, office space and office services as required in rendering services to us;
(ix)	conducting, on our behalf and at our expense, periodic on-site visits to properties to inspect the physical condition and operations of the properties and to evaluate the performance of a tenant or operator of its duties;
(x)	administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by our Manager and our board of directors, including, without limitation, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

(xi)	communicating, on our behalf and at our expense, with past, current or prospective holders of any of our equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;
(xii)	counseling us in connection with policy decisions to be made by our board of directors;
(xiii)	evaluating and recommending to our board of directors modifications to any hedging strategies and engaging in hedging activities, on our behalf and at our expense, consistent with our investment guidelines;
(xiv)	counseling us regarding the maintenance of our status as a REIT and monitoring compliance with the various REIT qualifications and other rules set out in the Code and Treasury regulations thereunder;
(xv)	counseling us regarding the maintenance of our exemption from the 1940 Act and monitoring compliance with the requirements for maintaining such an exemption;
(xvi)	assisting us in developing criteria that are specifically tailored to our investment objectives and making available to us its knowledge and experience with respect to our target assets;
(xvii)	monitoring the operating performance of our investments and providing periodic reports with respect thereto to our board of directors, including comparative information with respect to such operating performance, valuation and budgeted or projected operating results;
(xviii)	investing and re-investing any of our moneys and securities (including investing in short-term investments pending investment, payment of fees, costs and expenses, or payments of dividends or distributions to our stockholders and partners) and advising us as to our capital structure and capital raising;
(xix)	causing us, on our behalf and at our expense, to retain qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures, compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code applicable to REITs;
(xx)	causing us, on our behalf and at our expense, to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;
(xxi)	assisting us, on our behalf and at our expense, in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents required under the Exchange Act;
(xxii)	taking all necessary actions, on our behalf and at our expense, to enable us to make required tax filings and reports, including soliciting stockholders for required information to the extent provided by the provisions of the Code applicable to REITs;
(xxiii)	handling and resolving, on our behalf and at our expense, all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which we may be involved or to which we may be subject arising out of our day-to-day operations, subject to such limitations or parameters as may be imposed from time to time by our board of directors;
(xxiv)	using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be within any expense guidelines set by our board of directors from time to time;
(xxv)	performing such other services as may be required from time to time for management and other activities relating to our investments as our board of directors and Manager shall agree from time to time or our Manager shall deem appropriate under the particular circumstances;
(xxvi)	using commercially reasonable efforts to cause us to comply with all applicable laws; and

(xxvii)	traveling in connection with the performance of any services or activities relating to our assets, operations or investment analysis.

Indemnification

Pursuant to our Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager, its members, managers, officers and employees will not be liable to us or any of our subsidiaries, to our board of directors, or our or any subsidiary’s stockholders or partners for any acts or omissions by our Manager, its members, managers, sub-advisers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement. We shall, to the fullest extent lawful, reimburse, indemnify and hold our Manager, its members, managers, officers and employees, sub-advisers and each other person, if any, controlling our Manager, harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of an indemnified party made in good faith in the performance of our Manager’s duties under our Management Agreement and not constituting such indemnified party’s bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement.

Our Manager will, to the fullest extent lawful, reimburse, indemnify and hold us, our stockholders, directors, officers and employees and each other person, if any, controlling us, harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from our Manager’s bad faith, willful misconduct, gross negligence or reckless disregard of its duties under our Management Agreement. Our Manager carries errors and omissions and other customary insurance.

Management Team

Pursuant to the terms of our Management Agreement, our Manager will provide us with a management team, including a chief executive officer and a chief financial officer, to provide the management services to be provided by our Manager to us. The members of our management team shall devote such of their time to the management of us as is reasonably necessary and appropriate, commensurate with our level of activity from time to time.

Assignment

Our Manager may generally only assign our Management Agreement with the written approval of a majority of our independent directors; provided, however, that our Manager may assign our Management Agreement to an entity whose day-to-day business and operations are managed and supervised by Mr. Wesley R. Edens, provided further that such transaction is determined at the time not to be an “assignment” for purposes of Section 205 of the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated under such act and the interpretations thereof issued by the SEC. We may not assign our Management Agreement without the prior written consent of our Manager, except in the case of an assignment to another REIT or other organization which is our successor, in which case such successor organization shall be bound under our Management Agreement and by the terms of such assignment in the same manner as we are bound under our Management Agreement.

Term; Termination

The initial term of our Management Agreement will expire on the tenth anniversary of the distribution and will be automatically renewed for one-year terms thereafter unless (i) a majority consisting of at least two-thirds of our independent directors, or a simple majority of the holders of outstanding shares of our common stock, agree that there has been unsatisfactory performance that is materially detrimental to us or (ii) a simple majority of our independent directors agree that the management fee payable to our Manager is unfair; provided, that we shall not have the right to terminate our Management Agreement under clause (ii) foregoing if the Manager agrees to continue to provide the services under the Management Agreement at a fee that a simple majority of our independent directors have reasonably determined to be fair.

If we elect not to renew our Management Agreement at the expiration of the original term or any such one-year extension term as set forth above, our Manager will be provided with 60 days’ prior notice of any such termination. In the event of such termination, we would be required to pay the termination fee described below.

We may also terminate our Management Agreement at any time for cause effective upon sixty (60) days prior written notice of termination from us to our Manager, in which case no termination fee would be due, for the following reasons:

•	the willful violation of the Management Agreement by the Manager in its corporate capacity (as distinguished from the acts of any employees of the Manager which are taken without the complicity of any of the Manager’s management) under the Management Agreement;
•	our Manager’s fraud, misappropriation of funds, or embezzlement against us; and
•	our Manager’s gross negligence of duties under our Management Agreement.

In addition, our Manager may terminate our Management Agreement effective upon sixty (60) days’ prior written notice of termination to us in the event that we default in the performance or observance of any material term, condition or covenant contained in our Management Agreement and such default continues for a period of thirty (30) days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period.

If our Management Agreement is terminated by our Manager upon our breach, we would be required to pay our Manager the termination fee described below.

Management Fee

We will pay our Manager an annual management fee equal to 1.5% of our gross equity in arrears in cash. Gross equity is generally the equity invested by Newcastle as of the distribution date, plus total net proceeds from stock offerings, plus certain capital contributions to subsidiaries, less capital distributions (calculated without regard to depreciation and amortization) and repurchases of common stock.

Our Manager shall compute each installment of the management fee within 15 days after the end of the calendar month with respect to which such installment is payable.

In addition, upon the successful completion of an offering of our common stock by us, we will issue to our Manager options to purchase shares of our common stock equal to 10% of the number of shares sold in the offering.

Incentive Compensation

Our Manager will be entitled to receive on a quarterly basis annual incentive compensation on a cumulative, but not compounding basis, in an amount equal to the product of (A) 25% of the dollar amount by which (1)(a) funds from operations before the incentive compensation per share of common stock, plus (b) gains (or losses) from sales of property per share of common stock, plus (c) all internal and third party acquisition-related expenses, plus (d) unconsummated transaction expenses, and plus (e) Other Non-Routine Items, exceed (2) an amount equal to (a) the weighted average value per share of the equity invested by Newcastle as of the distribution date and the price per share of our common stock in any offerings by us (adjusted for prior capital dividends or capital distributions, which shall be calculated without regard to depreciation and amortization) multiplied by (b) a simple interest rate of 10% per annum, multiplied by (B) the weighted average number of shares of common stock outstanding.

“Funds from operations” means net income (computed in accordance with GAAP), excluding gains (losses) from sales of depreciable real estate assets, impairment charges of depreciable real estate, plus real estate depreciation and amortization (excluding depreciation on non-real estate assets such as furniture, fixtures and equipment), and after adjustments required to account for earnings attributable to unconsolidated partnerships and joint ventures on the basis of FFO. The computation of FFO may be adjusted by our independent directors upon reasonable request by our Manager based on changes in, or certain applications of, GAAP. FFO will be determined from the date of the spin-off and without regard to Newcastle’s prior performance.

Upon any termination of our Management Agreement by either party, we shall be entitled to purchase our Manager’s right to receive incentive compensation from our Manager for a cash purchase price equal to the amount that would be distributed to our Manager if all of our assets were sold for cash at their then current fair market value or otherwise continue to pay the incentive compensation to the Manager. In addition, if we do not elect to so purchase the Manager’s right to receive incentive compensation, our Manager will have the right to require us to purchase the same at the price described above. In either case, such fair market value shall be determined by independent appraisal to be conducted by a nationally recognized appraisal firm mutually agreed upon by us and our Manager.

Our board of directors may request that our Manager accept all or a portion of its incentive compensation in shares of our common stock, and our Manager may elect, in its discretion, to accept such payment in the form of shares, subject to limitations that may be imposed by the rules of the NYSE or otherwise.

Reimbursement of Expenses

Because our Manager’s employees perform certain legal, accounting and due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, our Manager is paid or reimbursed for the cost of performing such tasks, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm’s-length basis.

We also pay all operating expenses, except those specifically required to be borne by our Manager under our Management Agreement. Our Manager is responsible for certain costs incidental to the performance of its duties under the Management Agreement, including compensation of our Chief Executive Officer and Chief Financial Officer and certain “overhead” expenses. The expenses required to be paid by us include, but are not limited to, issuance and transaction costs incidental to the sourcing, evaluation, acquisition, management, disposition and financing of our investments, legal, underwriting, sourcing, asset management and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of ours (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of ours, the costs of printing and mailing proxies and reports to our stockholders, costs incurred by employees or agents of our Manager for travel on our behalf, costs associated with any computer software or hardware that is used solely for us, costs to obtain liability insurance to indemnify our directors and officers and the compensation and expenses of our transfer agent.

Termination Fee

As described above, we are required to pay our Manager a termination fee if we terminate the Management Agreement on the basis of a board determination that our Manager’s performance is unsatisfactory and materially detrimental to us or that the management fees payable by us to our Manager are not fair, or if the Manager terminates the Management Agreement due to a material breach by us.

The termination fee is a fee equal to the sum of (1) the amount of the management fee during the 12 months immediately preceding the date of termination, and (2) the “Incentive Compensation Fair Value Amount.” The “Incentive Compensation Fair Value Amount” is an amount equal to the incentive compensation that would be paid to the Manager if our assets were sold for cash at their then current fair market value (as determined by an appraisal, taking into account, among other things, the expected future value of the underlying investments).

MANAGEMENT

DIRECTORS AND OFFICERS

Set forth below is certain biographical information and ages for our directors. Each director holds office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal. Our board of directors consists of         members, a majority of whom are “independent” as defined under the rules of the NYSE.

Our bylaws will provide that our board of directors shall consist of not less than three and not more than nine directors as the board of directors may from time to time determine. Our board of directors will initially consist of         directors. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2015, 2016 and 2017, respectively.                 will each serve as a Class I director,            will each serve as a Class II director and             will serve as a Class III director. All officers serve at the discretion of the board of directors.

We have             directors,            of whom have been determined to be independent as defined under the rules of the NYSE. Our board of directors has determined that             are independent directors. In making such determination, our board of directors took into consideration            .

Our certificate of incorporation will not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors.

The following table shows the names, positions and ages of our directors:

Name, Position, Age	Description

The following table shows the names and ages of our executive officers and the positions that they hold. A description of the business experience of each for at least the past five years follows the table.

Name	Age	Position
		Chief Executive Officer and President
		Chief Financial Officer and Treasurer
		Chief Accounting Officer
Cameron D. MacDougall	37	Secretary

Cameron MacDougall is the Secretary of New Senior Investment Group. Mr. MacDougall is a managing director at Fortress. He joined Fortress in February 2007. Prior to joining Fortress, Mr. MacDougall was an associate at Sullivan & Cromwell LLP from 2006 to 2007. Prior to that, Mr. MacDougall was an associate at Cravath, Swaine & Moore LLP from 2001 to 2006. At both firms, Mr. MacDougall’s practice focused on a broad array of capital markets and corporate governance matters. He is a member of the Board of Directors of Mapeley Limited, a UK commercial real estate company, and Shanghai Starcastle Senior Living Services Ltd, a Sino-foreign joint venture company formed in Shanghai, China to engage in senior living residential and eldercare services. Mr. MacDougall graduated Phi Beta Kappa, magna cum laude from Yale College with B.A. in history and received a J.D. from Harvard Law School.

COMMITTEES OF THE BOARD OF DIRECTORS

We have established the following committees of our board of directors:

Audit Committee

The audit committee:

•	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;
•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;
•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and
•	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of our audit committee are            , each of whom is an independent director.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee:

•	recommends to the board of directors individuals qualified to serve as directors and on committees of the board of directors;
•	advises the board with respect to board composition, procedures and committees;
•	advises the board with respect to the corporate governance principles applicable to us; and
•	oversees the evaluation of the board of directors.

                     is the chairman of our nominating and corporate governance committee, and the other members of our nominating and corporate governance committee are            , each of whom is an independent director.

Compensation Committee

The compensation committee:

•	evaluates the performance of our Manager;
•	reviews the compensation and fees payable to our Manager under our Management Agreement;
•	prepares compensation committee reports;
•	oversees our equity-based remuneration plans and programs; and
•	determines from time to time the remuneration for our independent directors.

                     is the chairman of our compensation committee, and the other members of our compensation committee are            , each of whom is an independent director.

COMPENSATION OF DIRECTORS

We have not yet paid any compensation to our directors. Following completion of the distribution, we will pay an annual fee to each independent director equal to $             , payable semi-annually. In addition, an annual fee of $             will be paid to the chair of the audit committee of the board of directors. Fees to independent directors may be made by issuance of common stock, based on the value of such common stock at the date of issuance, rather than in cash, provided that any such issuance does not prevent such director from being determined to be independent and such shares are granted pursuant to a stockholder-approved plan or the issuance is otherwise exempt from NYSE listing requirements. Each independent director will also receive (i) an initial one time grant of fully vested options to purchase             shares of our common stock under our Plan upon the date of the first meeting of our board of directors attended by such director, and (ii) beginning on the first business day after our first annual stockholders’ meeting following December 31, 2014, and on the first business day after each such annual meeting thereafter during the term of the Plan, automatic annual awards of fully vested shares of our common stock in an amount to be determined by the compensation committee from time to time, based on the fair market value of shares of our common stock on the date of grant. For additional information on director equity compensation, see “—Nonqualified Stock Option and Incentive Award Plan.” Affiliated directors, however, will not be separately compensated by us. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors.

EXECUTIVE OFFICER COMPENSATION

Each of our officers will be an employee of our Manager or an affiliate of our Manager. Because our Management Agreement will provide that our Manager is responsible for managing our affairs, our officers will not receive cash compensation from us for serving as our officers. Our officers, in their capacities as officers or personnel of our Manager or its affiliates, will devote such portion of their time to our affairs as is necessary to enable us to operate our business.

CODE OF BUSINESS CONDUCT AND ETHICS

Our board of directors will establish a code of business conduct and ethics that applies to our directors and to our Manager’s officers, directors and personnel when such individuals are acting for or on our behalf. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
•	compliance with applicable governmental laws, rules and regulations;
•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and
•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our officers or directors may be made only by our board of directors as a whole or by the audit committee and will be promptly disclosed as required by law or stock exchange regulations.

NONQUALIFIED STOCK OPTION AND INCENTIVE AWARD PLAN

We will adopt a Nonqualified Stock Option and Incentive Award Plan, which we refer to as the “Plan.” The Plan is intended to facilitate the use of long-term equity-based awards and incentives for the benefit of certain service providers to New Senior Investment Group and our Manager.

A summary of the Plan is set forth below. This summary does not purport to be complete and is subject to and qualified in its entirety by the full text of the Plan, which will be filed as an exhibit to the registration statement on Form 10 of which this Information Statement forms a part.

Summary of the Plan Terms

The Plan will be administered by our board of directors, or by any committee our board of directors may appoint to administer the Plan (the “Committee”). As the administrator of the Plan, the Committee will have the authority to grant awards under the Plan and to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it deems advisable for the administration of the Plan. The Committee will also have the authority to interpret the terms and provisions of the Plan, any award issued under the Plan and any award agreements relating thereto, and to otherwise supervise the administration of the Plan. In particular, the Committee will have the authority to determine the terms and conditions of awards under the Plan, including, without limitation, the exercise price, the number of shares of our common stock subject to awards, the term of the awards and the vesting schedule applicable to awards, and to waive or amend the terms and conditions of outstanding awards. All decisions made by the Committee pursuant to the provisions of the Plan will be final, conclusive and binding on all persons.

The terms of the Plan will provide for the grant of stock options that are not intended to qualify as “incentive stock options” under Section 422 of the Code, stock appreciation rights (“SARs”), restricted stock, performance awards, tandem awards and other stock-based and non-stock based awards, in each case to our Manager, to the employees, officers, directors, consultants, service providers or advisors of our Manager who perform services for us, to our employees, officers, directors, consultants, service providers or advisors, and to such other persons who are selected by the Committee to be participants in the Plan. Such awards may be granted singly, in tandem, or in combination with each of the other awards. Except as provided in an award agreement, stock options granted under the Plan will represent the right to receive, on the date of exercise of such stock option, an amount in cash equal to the excess of the fair market value of a share of our common stock on the date of exercise over the exercise price of such stock option, less any applicable tax withholding.

We have initially reserved             shares of our common stock for issuance under the Plan; on the first day of each fiscal year beginning during the ten-year term of the Plan and beginning with calendar year 2015, that number will be increased by a number of shares of our common stock equal to 10% of the number of shares of our common stock newly issued by us during the immediately preceding fiscal year (and, in the case of fiscal year 2014, the number of shares issued in the period after the effective date of the Plan). The shares of our common stock which may be issued pursuant to an award under the Plan may be treasury stock, authorized but unissued stock or stock acquired on the open market to satisfy the requirements of the Plan. Awards may consist of any combination of such stock or, at our election, cash. The aggregate number of shares of our common stock that may be granted during any calendar year to any participant who is a “covered employee” for purposes of Section 162(m) of the Code during such calendar year may not be greater than            . If any shares of our common stock subject to an award are forfeited, cancelled, exchanged or surrendered or if an award otherwise terminates or expires without a distribution of shares to the participant, such shares will again be available for grants under the Plan. The grant of a tandem award (as described below) will not reduce the number of shares of our common stock reserved and available for issuance under the Plan.

Upon the occurrence of any event which affects the shares of our common stock in such a way that an adjustment of outstanding awards is appropriate to prevent the dilution or enlargement of rights under the awards, the Committee will make appropriate equitable adjustments. The Committee may also provide for other substitutions or adjustments in its sole discretion, including, without limitation, the cancellation of any outstanding award and payment in cash or other property in exchange thereof, equal to the excess, if any, of the fair market value of the shares or other property subject to the award over the exercise price, if any.

We anticipate that we will grant our Manager options in connection with our equity offerings as compensation for our Manager’s role in raising capital for us. In the event that we offer shares of our common stock to the public, we intend to simultaneously grant to our Manager or an affiliate of our Manager a number of options equal to up to 10% of the aggregate number of shares being issued in such offering at an exercise price per share equal to the spin-off price per share, as determined by the Committee. In each case, the Plan provides that such options will be fully vested as of the date of grant and exercisable as to 1/30 of the shares subject to the option on the first day of each of the 30 calendar months following the date of the grant. If settled in shares of common stock, the exercise price of such options may be paid in cash or its equivalent, as determined by the Committee. Payment in whole or in part may also be made by the following cashless exercise procedures: (i) by withholding from shares of our common stock otherwise issuable upon exercise of such option, (ii) in the form of our unrestricted common stock already owned by our Manager which has a fair market value on the date of surrender equal to the aggregate option price of our common stock as to which such option shall be exercised or (iii) by means of any other cashless exercise procedure approved by the Committee.

In addition, the Committee will have the authority to grant such other awards to our Manager as it deems advisable, provided that no such award may be granted to our Manager in connection with any issuance by us of equity securities in excess of 10% of the maximum number of equity securities then being issued. Our board of directors may also determine to issue options to the Manager that are not subject to the Plan, provided that the number of shares underlying any options granted to the Manager in connection with capital raising efforts would not exceed 10% of the shares sold in such offering and would be subject to NYSE rules.

In addition, each of the Committee and our Manager will have the authority under the terms of the Plan to direct awards of tandem options (“Tandem Awards”) to employees of our Manager who act as officers or perform other services for us that correspond on a one-to-one basis with the options granted to our Manager, such that exercise by such employee of the Tandem Awards would result in the corresponding options held by our Manager being cancelled. As a condition to the grant of Tandem Awards, our Manager will be required to agree that so long as such Tandem Awards remain outstanding, our Manager will not exercise any options under any designated Manager options that relate to the options outstanding under such Tandem Awards. If any Tandem Awards are forfeited, expire or are cancelled without being exercised, the related options under the designated Manager options will again become exercisable in accordance with their terms. The terms and conditions of any Tandem Awards (e.g., the per share exercise price, the schedule of vesting, exercisability and delivery, etc.) will be determined by the Committee or the Manager, as the case may be, in its sole discretion and must be included in an award agreement, provided, that the term of such Tandem Awards may not be greater than the term of the designated Manager options to which they relate. As determined by our Manager, in its sole discretion, if settled in shares of common stock, payment of the exercise price of such Tandem Awards in whole or in part may be made by the following cashless exercise procedures: (i) by withholding from shares of our common stock otherwise issuable upon exercise of such Tandem Award, (ii) in the form of our unrestricted common stock already owned by the holder of such Tandem Award which has a fair market value on the date of surrender equal to the aggregate option price of our common stock as to which such Tandem Award shall be exercised or (iii) by means of any other cashless exercise procedure approved by the Committee. All options granted to our Manager will become fully vested and exercisable upon a “change of control” (as defined in the Plan) or a termination of the Manager’s services to us for any reason, and any Tandem Awards will be governed by the terms and conditions set forth in the applicable award agreements, as determined by the Committee or the Manager, as the case may be.

As a general matter, the Plan provides that the Committee has the power to determine at what time or times each option may be exercised and, subject to the provisions of the Plan, the period of time, if any, after death, disability or other termination of employment during which options may be exercised. Options may become vested and exercisable in installments, and the exercisability of options may be accelerated by the Committee. To the extent permitted by applicable law, we may make loans available to the optionee in connection with the exercise of stock options. Such loans must be evidenced by the delivery of a promissory note and will bear interest and be subject to such other terms and conditions (including, without limitation, the execution by the optionee of a pledge agreement) as the Committee may determine. In any event, such loan amount may not exceed the sum of (x) the exercise price less the par value of the shares of our common stock subject to such option then being exercised, plus (y) any federal, state or local income taxes attributable to such exercise.

The Committee may also grant SARs in tandem with all or part of, or completely independent of, a grant of options or any other award under the Plan. A SAR issued in tandem with an option may be granted at the time of grant of the related option or at any time during the term of such option. The amount payable in cash and/or shares of our common stock with respect to each SAR will be equal in value to a percentage (including up to 100%) of the amount by which the fair market value per share of our common stock on the exercise date exceeds the fair market value per share of our common stock on the date of grant of the SAR. The applicable percentage will be established by the Committee. The award agreement under which the SAR is granted may state whether the amount payable is to be paid wholly in cash, wholly in shares of our common stock or in any combination of the foregoing, and if the award agreement does not state the manner of payment, the Committee will determine such manner of payment at the time of payment. The amount payable in shares of our common stock, if any, is determined with reference to the fair market value per share of our common stock on the date of exercise.

SARs issued in tandem with options shall be exercisable only to the extent that the options to which they relate are exercisable. Upon exercise of the tandem SAR, and to the extent of such exercise, the participant’s underlying option shall automatically terminate. Similarly, upon the exercise of the tandem option, and to the extent of such exercise, the participant’s related SAR will automatically terminate.

The Committee may also grant restricted stock, performance awards and other stock and non-stock-based awards under the Plan. These awards will be subject to such conditions and restrictions as the Committee may determine, which may include, without limitation, the achievement of certain performance goals or continued employment with us through a specific period.

The Plan provides for automatic annual awards of shares of our common stock to our non-officer or non-employee directors, in any case in an amount to be determined by the Committee from time to time, based on the fair market value of shares of our common stock on the date of grant. Such automatic annual awards, which will be fully vested on the date of grant, will begin on the first business day after our first annual stockholders’ meeting following December 31, 2014, and will continue to be made on the first business day after each such annual meeting thereafter during the term of the Plan. In addition, each new non-officer or non-employee member of our board of directors will be granted an initial one-time grant of an option to purchase             shares of our common stock upon the date of the first meeting of our board of directors attended by such director. Such initial option grant, which will be fully vested on the date of grant, will have an exercise price equal to the fair market value of the underlying shares of our common stock on the date of grant.

Equitable Adjustment of Options

While we intend to grant additional awards under the Plan to eligible participants, we have not yet established specific parameters regarding the grant of such future awards under the Plan. As such, the benefits or awards that will be received by or allocated to any participants under the plan following completion of the distribution are not currently determinable.

In connection with the distribution, each Newcastle option held as of the date of the distribution by our Manager or by the directors, officers, employees, service providers, consultants and advisors of our Manager will be converted into an adjusted Newcastle option and a New Senior Investment Group option. The exercise price of each adjusted Newcastle option and New Senior Investment Group option will be set to collectively maintain the intrinsic value of the Newcastle option immediately prior to the distribution and to maintain the ratio of the exercise price of the adjusted Newcastle option and the New Senior Investment Group option, respectively, to the fair market value of the underlying shares as of the distribution. The terms and conditions applicable to each New Senior Investment Group option will be substantially similar to the terms and conditions otherwise applicable to the Newcastle option as of the date of distribution. The grant of such New Senior Investment Group options will not reduce the number of shares of our common stock otherwise available for issuance under the Plan.

Principal Stockholders

As of the date hereof, all of the outstanding shares of our common stock are owned by Newcastle. After the distribution, Newcastle will not own any of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock by (i) each person whom we believe will be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors and named executive officers and (iii) all directors, director nominees and executive officers as a group. We based the share amounts on each person’s beneficial ownership of Newcastle common stock as of                , 2014, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of         share of our common stock for every share of Newcastle common stock.

To the extent our directors and officers own Newcastle common stock at the time of the spin-off, they will participate in the distribution on the same terms as other holders of Newcastle common stock. In addition, following the distribution, Newcastle options held by these individuals will be equitably adjusted to become separate options relating to both Newcastle common stock and our common stock. Such options relating to our common stock are reflected in the table below. For a description of the equitable adjustments expected to be made to Newcastle options, see “Management—Equitable Adjustment of Options.”

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, we will have outstanding an aggregate of         shares of common stock based upon         shares of Newcastle common stock outstanding on            , 2014, assuming no exercise of Newcastle options and applying the distribution ratio of share of our common stock for every share of Newcastle common stock held as of the record date.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class(2)
All directors, nominees and executive officers as a group ( persons)		%

*	Denotes less than 1%.
(1)	The address of all of the officers and directors listed above are in the care of Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.
(2)	Percentages shown assume the exercise by such persons of all options to acquire shares of our common stock that are exercisable within 60 days of , 2014 and no exercise by any other person.

Certain Relationships and Transactions with Related Persons,
Affiliates and Affiliated Entities

Our board of directors will adopt a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person would need to promptly disclose to the legal department of our Manager any proposed related person transaction and all material facts about the proposed transaction. The legal department would then assess and promptly communicate that information to our independent directors. Based on their consideration of all of the relevant facts and circumstances, our independent directors will decide whether or not to approve such transaction and will generally approve only those transactions that are in, or are not inconsistent with, the best interests of New Senior Investment Group, as determined by at least a majority of the independent directors acting with ordinary care and in good faith. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to our independent directors, who will evaluate all options available, including ratification, revision or termination of such transaction. Our policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

Management Agreement

We intend to enter into a Management Agreement with FIG LLC, an affiliate of Fortress, pursuant to which our Manager provides for the day-to-day management of our operations. Pursuant to the terms of Management Agreement, our Manager will provide a management team that will be responsible for implementing our business strategy and performing certain services for us. See “Our Manager and Management Agreement” included elsewhere in this Information Statement.

FOE I is the sole member of FIG LLC, our Manager. The beneficial owners of FOE I include Messrs. Wesley R. Edens, Peter L. Briger, Jr., Randal A. Nardone and Michael E. Novogratz.

Holiday Acquisition

On December 23, 2013, we completed the acquisition of a 51-property portfolio of independent living senior housing properties from certain affiliates of Holiday for approximately $1.0 billion. We funded the purchase price with $719.4 million of non-recourse debt financing and $281.1 million of cash. The Holiday Portfolio includes properties located across 24 states with 5,840 beds in aggregate and had an average occupancy rate of 90.7% as of December 31, 2013. Concurrently with the closing of the Holiday acquisition, we leased these properties to the Master Tenants pursuant to two triple net master leases on nearly identical terms. Each master lease has a 17-year term and first-year rent equal to 6.5% of the purchase price with annual increases during the following three years of 4.5% and varying from 3.5% to 3.75% thereafter. The properties will continue to be operated by Holiday pursuant to such master leases. Holiday is one of the largest senior housing property owners in North America, and is majority owned by private equity funds managed by an affiliate of our Manager. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions—Acquired Properties–2013—Holiday Portfolio Acquisition.”

Property Management Agreements

As of March 31, 2014, our portfolio includes 35 managed properties managed by either Blue Harbor or Holiday. These properties include four IL-only properties and 31 AL/MC properties. We enter into long-term property management agreements for our managed properties. Currently, all of our property management agreements have initial ten-year terms, with successive automatic one-year renewal periods. Under these agreements, we pay annual property management fees. For AL/MC properties, we pay base management fees equal to 6% of effective gross income (i.e., revenue) for the first two years and 7% thereafter. For IL-only properties, we pay base management fees of 5% of effective gross income. As the owner of the managed properties, we are responsible for the properties’ operating costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance and the payroll expense of property-level employees. The payroll expense, which is included in property operating expenses in our consolidated statement of operations, is structured as a reimbursement to the property manager, who is the employer of record.

Separation and Distribution Agreement with Newcastle

We will enter into a Separation and Distribution Agreement with Newcastle to effect the spin-off and provide for the allocation between us and Newcastle of Newcastle’s assets, liabilities and obligations (including tax-related assets and liabilities) attributable to periods prior to the respective spin-offs of the businesses from Newcastle. The Separation and Distribution Agreement will be filed as an exhibit to the registration statement on Form 10, of which this Information Statement is a part, and the summary below is qualified in its entirety by reference to the full text of the agreement, which will be incorporated by reference into this Information Statement.

The Separation and Distribution Agreement will set forth our agreements with Newcastle regarding the principal transactions necessary to separate us from Newcastle. It also will set forth other agreements that govern certain aspects of our relationship with Newcastle after the completion of the spin-off. For purposes of the Separation and Distribution Agreement: (i) the “New Senior Investment Group” means New Senior Investment Group and its subsidiaries and (ii) the “Newcastle Group” means Newcastle and its subsidiaries other than New Senior Investment Group and the New Senior Investment Group subsidiaries.

Transfer of Assets and Assumption of Liabilities.    The Separation and Distribution Agreement will identify the assets and liabilities to be retained by, transferred to, assumed by, or assigned to, as the case may be, each of us and Newcastle as part of the separation of Newcastle into two companies, and describes when and how these transfers, assumptions and assignments will occur, although, many of the transfers, assumptions and assignments may have already occurred prior to the parties’ entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement, immediately prior to the time of effectiveness of the Separation and Distribution Agreement, Newcastle and New Senior Investment Group will take all actions necessary so that the New Senior Investment Group will:

(a)	own, to the extent it does not already own, all of Newcastle’s investments in senior housing properties; and
(b)	assume, to the extent it is not already liable for:
(i)	any liabilities relating to or arising out of our initial portfolio of assets described under (a) above, whether arising prior to, at the time of, or after, the effectiveness of the Separation and Distribution Agreement;
(ii)	any liabilities arising out of claims by our directors, officers and affiliates arising after the time of effectiveness of the Separation and Distribution Agreement against either Newcastle or us to the extent they relate to our initial portfolio of assets described under (a) above as of the date of the Separation and Distribution Agreement; and
(iii)	any other potential liabilities related to (A) recent Newcastle equity offerings in certain specified percentages as disclosed in the Separation and Distribution Agreement; (B) Newcastle’s Exchange Act reports relating to disclosures about our initial portfolio of assets described under (a) above; and (C) indemnification obligations under the Management Agreement with respect to our initial portfolio of assets described under (a) above.

Except as otherwise provided in the Separation and Distribution Agreement, Newcastle will retain all other assets and liabilities.

Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis without representation or warranty.

Information in this Information Statement with respect to the assets and liabilities of the parties following the spin-off is presented based on the allocation of such assets and liabilities as will be set forth in the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement are, and following the spin-off may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances.    Each party will cooperate with the other and use commercially reasonable efforts, prior to, on and after the distribution date, to take promptly, or cause to be taken promptly, all actions to do promptly, or cause to be done promptly, all things reasonably necessary, proper or advisable on its part to consummate and make effective the transactions contemplated by, and the intent and purposes of, the Separation and Distribution Agreement. In addition, neither party will, nor will either party allow its respective subsidiaries to, without the prior consent of the other party, take any action which would reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements thereto, if any. Both parties will also use commercially reasonable efforts to cause third parties, such as insurers or trustees, to fulfill any obligations they are required to fulfill under the Separation and Distribution Agreement.

The Distribution.    The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distribution. We expect to agree to distribute to Newcastle, as a stock dividend, the number of shares of our common stock distributable in the distribution to effectuate the spin-off. In addition, Newcastle is expected to agree to cause its agent to distribute to Newcastle stockholders that hold shares of Newcastle common stock as of the applicable record date all the shares of common stock of the company being separated from Newcastle.

Additionally, the Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Newcastle in its sole discretion. For further information regarding our spin-off from Newcastle, see “Our Spin-Off from Newcastle—Conditions to the Distribution.”

Termination of Other Agreement Arrangements; Bank Accounts.    The Separation and Distribution Agreement will provide that, other than the Separation and Distribution Agreement, the ancillary agreements to the Separation and Distribution Agreement (if any), certain confidentiality and non-disclosure agreements among any members of the New Senior Investment Group, the Newcastle Group or employees of our Manager, all prior agreements and arrangements, whether written or not, between any member of the Newcastle Group on the one hand, and any member of the New Senior Investment Group on the other hand (except to the extent any person that is not a member of the New Senior Investment Group or Newcastle Group is also a party to such agreements or arrangements), are terminated and will cease to be of further force and effect as of the time of effectiveness of the Separation and Distribution Agreement. At the time of such termination, all parties will be released from liability under such agreements and arrangements, other than with respect to the settlement of intercompany accounts, which will be satisfied and/or settled in full in cash or otherwise cancelled and terminated or extinguished by the relevant members of the New Senior Investment Group or Newcastle Group prior to the time of effectiveness of the Separation and Distribution Agreement.

Releases and Indemnification.    Subject to certain exceptions, including with respect to liabilities assumed by, or allocated to, us or Newcastle, the Separation and Distribution Agreement will provide that we and Newcastle will generally agree to release each other from all liabilities existing or arising from acts or events prior to or on the distribution date.

In addition, the Separation and Distribution Agreement will provide that, except as otherwise provided for in other documents related to the spin-off, we will indemnify Newcastle and its affiliates and representatives against losses arising from:

(a)	any liabilities relating to our initial portfolio of assets, which shall include all of Newcastle’s IL-only and AL/MC senior housing properties, whether arising prior to, at the time of, or after, the effectiveness of the Separation and Distribution Agreement;
(b)	any liabilities arising out of claims by our directors, officers and affiliates arising after the time of effectiveness of the Separation and Distribution Agreement against either Newcastle or us to the extent they relate to the our initial portfolio of assets described under (a) above as of the date of the Separation and Distribution Agreement;
(c)	any other potential liabilities related to (A) recent Newcastle equity offerings in certain specified percentages as disclosed in the Separation and Distribution Agreement; (B) Newcastle’s Exchange Act reports relating to disclosures about our initial portfolio of assets described under (a) above; and (C) indemnification obligations under the Management Agreement with respect to the our initial portfolio of assets described under (a) above;
(d)	any failure by any member of the New Senior Investment Group or any other person to pay, perform or otherwise promptly discharge any liability listed under (a)-(c) above in accordance with their respective terms, whether prior to, at or after the time of effectiveness of the Separation and Distribution Agreement;

(e)	any breach by any member of the New Senior Investment Group of any provision of the Separation and Distribution Agreement and any agreements ancillary thereto (if any), subject to any limitations of liability provisions and other provisions applicable to any such breach set forth therein; and
(f)	any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in this Information Statement or the registration statement of which this Information Statement is a part other than information that relates solely to any assets owned, directly or indirectly by Newcastle, excluding the assets that will comprise our initial portfolio described under (a) above.

Newcastle shall indemnify us and our affiliates and representatives against losses arising from:

(a)	any liability related to Newcastle’s junior subordinated notes due 2035 issued pursuant to the Junior Subordinated Indenture, dated April 30, 2009, between Newcastle and The Bank of New York Mellon Trust Company, National Association;
(b)	any other liability of Newcastle or its subsidiaries (excluding any liabilities related to New Senior Investment Group);
(c)	any failure of any member of the Newcastle Group or any other person to pay, perform or otherwise promptly discharge any liability listed under (a) and (b) above in accordance with their respective terms, whether prior to, at or after the time of effectiveness of the Separation and Distribution Agreement;
(d)	any breach by any member of the Newcastle Group of any provision of the Separation and Distribution Agreement and any agreements ancillary thereto (if any), subject to any limitations of liability provisions and other provisions applicable to any such breach set forth therein; and
(e)	any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in this Information Statement or the registration statement of which this Information Statement is a part that relates solely to any assets owned, directly or indirectly by Newcastle, other than our initial portfolio of assets, which shall include all of Newcastle’s IL-only and AL/MC senior housing properties.

Indemnification obligations shall generally be net of any insurance proceeds actually received by the indemnified person. The Separation and Distribution Agreement will provide that we and Newcastle will waive any right to special, indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages, provided that any such liabilities with respect to third party claims shall be considered direct damages. The Separation and Distribution Agreement will also contain customary procedures relating to the receipt of any indemnification payments that may constitute non-qualifying REIT income.

Competition.    The Separation and Distribution Agreement will not include any non-competition or other similar restrictive arrangements with respect to the range of business activities that may be conducted, or investments that may be made, by either the Newcastle Group or the New Senior Investment Group. Each of the parties will agree that nothing set forth in the agreement shall be construed to create any restriction or other limitation on the ability of any of the Newcastle Group or New Senior Investment Group to engage in any business or other activity that overlaps or competes with the business of any other party, including investing in residential mortgage related securities.

Certain Tax-Related Covenants.    If we are treated as a successor to Newcastle under applicable U.S. federal income tax rules, and if Newcastle fails to qualify as a REIT, we could be prohibited from electing to be a REIT. Accordingly, in the Separation and Distribution Agreement, Newcastle will (i) represent that it has no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT, (ii) covenant to use commercially reasonable efforts to cooperate with us as necessary to enable us to qualify for taxation as a REIT and receive customary legal opinions concerning REIT status, including providing information and representations to us and our tax counsel with respect to the composition of Newcastle’s income and assets, the composition of its stockholders, and its operation as a REIT and (iii) covenant to use its reasonable best efforts to maintain its REIT status for each of Newcastle’s taxable years ending on or before December 31, 2015 (unless Newcastle obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that Newcastle’s failure to maintain its REIT status will not cause us to fail to qualify as a REIT under the successor REIT rule referred to above). Additionally, in the Separation and Distribution Agreement, we will covenant to use our reasonable best efforts to qualify for taxation as a REIT for our taxable year ending December 31, 2014.

Insurance.    Following the distribution date, Newcastle shall maintain its currently existing insurance policies related to director and officer liability (the “Newcastle D&O Policies”). Prior to the distribution date, Newcastle and New Senior Investment Group shall use commercially reasonable efforts to obtain separate insurance policies for New Senior Investment Group on substantially similar terms as the Newcastle D&O Policies. New Senior Investment Group will be responsible for all premiums, costs and fees associated with any new insurance policies placed for the benefit of New Senior Investment Group.

Dispute Resolution.    In the event of any dispute arising out of the Separation and Distribution Agreement, the parties, each having designated a representative for such purpose, will negotiate in good faith for 30 days to resolve any disputes between the parties. If the parties are unable to resolve disputes in this manner within 30 days, the disputes will be resolved through binding arbitration.

Other Matters Governed by the Separation and Distribution Agreement.    Other matters governed by the Separation and Distribution Agreement will include, among others, access to financial and other information, confidentiality, assignability and treatment of stock options.

DESCRIPTION OF OUR CAPITAL STOCK

The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this Information Statement is a part.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depository, the depository or its nominee will be the sole registered and legal owner of those shares, and references in this Information Statement to any “stockholder” or “holder” of those shares means only the depository or its nominee. Persons who hold beneficial interests in our shares through a depository will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depository or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depository or its nominee. Owners of beneficial interests in those shares will have to look solely to the depository with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depository, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depository.

Under our certificate of incorporation and bylaws to be in effect at the time of the distribution, our authorized capital stock will consist of:

•	shares of common stock, par value $0.01 per share; and
•	shares of preferred stock, par value $0.01 per share.

Upon completion of the distribution, there will be      outstanding shares of common stock based on      shares of Newcastle common stock outstanding on            , 2014 and no outstanding shares of preferred stock.

COMMON STOCK

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. Our certificate of incorporation and bylaws will not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors.

Subject to any preference rights of holders of any preferred stock that we may issue in the future, holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of our preferred stock prior to distribution.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK

Our board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of our common stock;
•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or
•	delaying or preventing a change of control of us.

RESTRICTIONS ON OWNERSHIP AND TRANSFER OF OUR CAPITAL STOCK

In order to qualify as a REIT under the Code, for each taxable year beginning after December 31, 2014, our shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, for our taxable years beginning after December 31, 2014, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the second half of any calendar year.

Our certificate of incorporation, subject to certain exceptions, will contain restrictions on the number of shares of our capital stock that a person may own and may prohibit certain entities from owning our shares. Our certificate of incorporation will provide that (subject to certain exceptions described below) no person may beneficially or constructively own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding shares of common or capital stock. Pursuant to our certificate of incorporation, our board of directors will have the power to increase or decrease the percentage of common or capital stock that a person may beneficially or constructively own. However, any decreased stock ownership limit will not apply to any person whose percentage ownership of our common or capital stock, as the case may be, is in excess of such decreased stock ownership limit until that person’s percentage ownership of our common or capital stock, as the case may be, equals or falls below the decreased stock ownership limit. Until such a person’s percentage ownership of our common or capital stock, as the case may be, falls below such decreased stock ownership limit, any further acquisition of common stock will be in violation of the decreased stock ownership limit.

Our certificate of incorporation will also prohibit any person from beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT (including through ownership that results in our owning (actually or constructively) an interest in a tenant as described in Section 856(d)(2)(B) of the Code) and from transferring shares of our capital stock if the transfer would result in our capital stock being beneficially owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or who is the intended transferee of shares of our capital stock that are transferred to the trust (as described below), is required to give written notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Our board of directors, in its sole discretion, may exempt a person from the foregoing restrictions. The person seeking an exemption must provide to our board of directors such conditions, representations and undertakings as our board of directors may deem reasonably necessary to conclude that granting the exemption will not cause us to lose our qualification as a REIT. Our board of directors may also require a ruling from the IRS or an opinion of counsel in order to determine or ensure our qualification as a REIT in the context of granting such exemptions.

Any attempted transfer of our capital stock which, if effective, would result in a violation of the foregoing restrictions will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in such shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our certificate of incorporation) prior to the date of the transfer. If, for any reason, the transfer to the trust does not occur or would not prevent a violation of the restrictions on ownership contained in our certificate of incorporation, our certificate of incorporation will provide that the purported transfer will be void ab initio. Shares of our capital stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our capital stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of capital stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of capital stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Delaware law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our capital stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows: the proposed transferee will receive the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our certificate of incorporation) of the shares on the day of the event causing the shares to be held in the trust and (2) the price received by the trustee from the sale or other disposition of the shares. The trust may reduce the amount payable to the proposed transferee by the amount of dividends and distributions paid to the proposed transferee and owned by the proposed transferee to the trust.

Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our capital stock have been transferred to the trust, the shares are sold by the proposed transferee, then (1) the shares shall be deemed to have been sold on behalf of the trust and (2) to the extent that the proposed transferee received an amount for the shares that exceeds the amount the proposed transferee was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our capital stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) in number or in value of all classes or series of our capital stock, including shares of our common stock, within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our capital stock that the owner beneficially owns and a description of the manner in which the shares are held. Each owner shall provide to us such additional information as we may request to determine the effect, if any, of the beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limitations. In addition, each such owner shall, upon demand, be required to provide to us such information as we may request, in good faith, to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the 9.8% ownership limitations in our certificate of incorporation.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or might otherwise be in the best interests of our stockholders.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND BYLAWS

The following is a summary of certain provisions of our certificate of incorporation and bylaws to be in effect at the time of the distribution that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control. Our certificate of incorporation will provide that Section 203 of the Delaware General Corporation Law (the “DGCL”), as amended, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Other Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation will provide for a staggered board of directors consisting of three classes of directors from and after the date of the first meeting of the board of directors of New Senior Investment Group following the listing. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2015, 2016 and 2017, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors.

Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our stockholders to be in their best interest. In addition, our certificate of incorporation and bylaws will provide that directors may be removed only for cause and only with the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote in the election of directors.

Pursuant to our certificate of incorporation to be in effect at the time of the distribution, shares of our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See “—Preferred Stock.” Our bylaws will not provide our stockholders with the ability to call a special meeting of the stockholders.

Ability of Our Stockholders to Act

Our certificate of incorporation and bylaws will not permit our stockholders to call special stockholders meetings (provided, however, that for so long as Newcastle and certain other affiliates of Fortress and permitted transferees (collectively, the “Fortress Stockholders”) beneficially own at least 20% of our issued and outstanding common stock, Fortress Stockholders may call special meetings of our stockholders). Written notice of any special meeting so called shall be given to each stockholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Our certificate of incorporation and bylaws will also prohibit our stockholders from consenting in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our stockholders.

Our bylaws will provide that nominations of persons for election to our board of directors may be made at any annual meeting of our stockholders, or at any special meeting of our stockholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by any of our stockholders. In addition to any other applicable requirements, for a nomination to be properly brought by a stockholder, such stockholder must have given timely notice thereof in proper written form to our secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (a) in the case of an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of our stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Our bylaws will provide that no business may be transacted at any annual meeting of our stockholders, other than business that is either (a) specified in the notice of meeting given by or at the direction of our board, (b) otherwise properly brought before the annual meeting by or at the direction of our board, or (c) otherwise properly brought by any of our stockholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to our secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

Forum Selection Clause

Under our certificate of incorporation to be in effect at the time of the distribution, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (iv) any action asserting a claim against the us governed by the internal affairs doctrine.

Limitations on Liability and Indemnification of Directors and Officers

Our certificate of incorporation and bylaws will provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	intentional misconduct or a knowing violation of law;
•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or
•	any transaction from which the director derives an improper personal benefit.

Our certificate of incorporation and bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. We will also be expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Prior to the completion of the distribution, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation against (i) any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness and (iii) any liabilities incurred as a result of acting on our behalf (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CORPORATE OPPORTUNITY

Under our certificate of incorporation to be in effect at the time of the distribution, to the extent permitted by law:

•	the Fortress Stockholders will have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;
•	if the Fortress Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they will have no duty to offer such corporate opportunity to us, our stockholders or affiliates;
•	we will renounce any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and
•	in the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person will be deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of the Fortress Stockholders pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

TRANSFER AGENT

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

LISTING

We intend to list our common stock on the NYSE under the symbol “SNR.”

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences of an investment in common stock of New Senior Investment Group. For purposes of this section under the heading “U.S. Federal Income Tax Considerations,” references to “New Senior Investment Group,” “we,” “our” and “us” mean only New Senior Investment Group Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to Newcastle refer to Newcastle Investment Corp. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and do not intend to seek, an advance ruling from the IRS regarding any matter discussed in this Information Statement. The summary is also based upon the assumption that we will operate New Senior Investment Group and its subsidiaries and affiliated entities in accordance with their applicable organizational documents or partnership agreements. This summary is for general information only and is not tax advice. The Code provisions governing the U.S. federal income tax treatment of REITs and their stockholders are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Code provisions, Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof. Moreover, this summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;
•	insurance companies;
•	broker-dealers;
•	regulated investment companies;
•	partnerships and trusts;
•	persons who hold our stock on behalf of another person as a nominee;
•	persons who receive our stock through the exercise of employee stock options or otherwise as compensation;
•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

and, except to the extent discussed below:

•	tax-exempt organizations; and
•	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

For purposes of this discussion, a domestic holder is a stockholder of Newcastle or New Senior Investment Group, as applicable, that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.,
•	a corporation created or organized in the U.S. or under the laws of the U.S., or of any state thereof, or the District of Columbia,
•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or
•	a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” is a stockholder of Newcastle or New Senior Investment Group, as applicable, that is neither a domestic holder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our stock.

THE U.S. FEDERAL INCOME TAX TREATMENT OF OUR COMMON STOCKHOLDERS DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES TO ANY PARTICULAR STOCKHOLDER OF HOLDING OUR COMMON STOCK WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES OF ACQUIRING, HOLDING, EXCHANGING, OR OTHERWISE DISPOSING OF OUR COMMON STOCK.

Taxation of New Senior Investment Group

We intend to elect to be taxed as a REIT, commencing with our initial taxable year ending December 31, 2014. We believe that we will be organized, and expect to operate in such a manner as to qualify for taxation, as a REIT.

The law firm of Skadden, Arps, Slate, Meagher & Flom LLP has acted as our tax counsel in connection with our formation and the filing of the registration statement on Form 10, of which this Information Statement forms a part. In connection with the spin-off, we expect to receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that we have been organized in conformity with the requirements for qualification as a REIT under the Code, and that our actual method of operation has enabled, and our proposed method of operation will enable, us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of tax counsel will be based on various assumptions relating to our organization and operation, and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, income, and the past, present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by tax counsel or by us that we will qualify as a REIT for any particular year. The opinion will be expressed as of the date issued, and will not cover subsequent periods. Tax counsel will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. Tax counsel’s opinion relies on a separate opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding Newcastle’s organization and operation as a REIT (the “Newcastle Opinion”). The Newcastle Opinion, in turn, relies upon various legal opinions issued by other counsel for Newcastle and its predecessors, including Sidley Austin Brown & Wood LLP and Thacher Proffitt & Wood, with respect to certain issues and transactions.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by tax counsel. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain affiliated entities, the status of which may not have been reviewed by tax counsel. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification-General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, we generally will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

Most domestic holders that are individuals, trusts or estates will be taxed on corporate dividends at a reduced maximum rate. With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for the reduced rates, and will continue to be taxed at rates applicable to ordinary income. See “—Taxation of Stockholders—Taxation of Taxable Domestic Holders.”

Net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Stockholders.”

Even if we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.
•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.
•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions,” and “—Foreclosure Property,” below.
•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).
•	If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure adjusted to reflect the profit margin associated with our gross income.
•	If we should fail to satisfy the asset or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.
•	If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed, plus (ii) the amounts we retained and upon which we paid income tax at the corporate level.
•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification-General.”
•	A 100% tax may be imposed on transactions between us and a TRS (as described below) that do not reflect arm’s-length terms.
•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	The earnings of any subsidiary that is a subchapter C corporation, including any TRS, may be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification-General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;
(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;
(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;
(5)	the beneficial ownership of which is held by 100 or more persons;
(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities);
(7)	which meets other tests described below, including with respect to the nature of its income and assets; and
(8)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT (which, in our case, is 2014). Our certificate of incorporation provides restrictions regarding the ownership and transfers of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We will adopt December 31 as our year end, and therefore satisfy this requirement.

The Code provides relief from violations of the REIT gross income requirements, as described below under “—Income Tests,” in cases where a violation is due to reasonable cause and not willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Code extend similar relief in the case of certain violations of the REIT asset requirements (see “—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax.

If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements. A summary of certain rules governing the U.S. federal income taxation of partnerships and their partners is provided below in “—Tax Aspects of Investments in Affiliated Partnerships.”

Disregarded Subsidiaries. If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS as described below, that we wholly own, either directly or through one or more other qualified REIT subsidiaries or disregarded entities. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or a disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable Subsidiaries. In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

A TRS generally may engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT, except that a TRS may not directly or indirectly operate or manage a lodging or healthcare facility (which generally includes assisted living properties but not independent living properties) or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or healthcare facility is operated (but, as described below, may lease a healthcare facility from us if the TRS hires an “eligible independent contractor” to operate that facility). If the IRS were to treat a subsidiary corporation as directly or indirectly operating or managing a healthcare facility, such subsidiary would not qualify as a TRS, which could jeopardize our REIT qualification.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we could use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on certain transactions involving a TRS and its parent REIT that are not conducted on an arm’s-length basis. We intend that all of our transactions with any TRS will be conducted on an arm’s-length basis.

We may hold a significant amount of assets in one or more TRSs, subject to the limitation that securities in TRSs may not represent more than 25% of our assets.

Income Tests

In order to qualify as a REIT, we must satisfy two annual gross income requirements. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging transactions, generally must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” interest income derived from mortgage loans secured by real property, dividends received from other REITs, and gains from the sale of real estate assets, as well as specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests. See “—Derivatives and Hedging Transactions” below.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Moreover, for rents received by us to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which we derive no revenue. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and which are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payments for such services does not exceed 1% of the total gross income from the property. For purposes of this test, we are deemed to have received income from such non-customary services in an amount at least 150% of the direct cost of providing the services. Moreover, except in certain instances, such as in connection with the operation or management of a healthcare facility, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental revenue received from tenants for purposes of the income tests.

Also, rental revenue will generally not qualify as rents from real property if we directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity. Rents we receive from a tenant that also is our TRS, however, will generally not be excluded from the definition of “rents from real property” as a result of our ownership interest in the TRS if the property to which the rents relate is a “qualified lodging facility” or a “qualified healthcare property” and such property is operated on behalf of the TRS by a person who is an “eligible independent contractor.” An operator will qualify as an eligible independent contractor if it meets certain ownership tests with respect to us, and if, at the time the operator enters into the property management agreement, the operator is actively engaged in the trade or business of operating qualified healthcare properties for any person who is not a related person to us or the TRS. A “qualified healthcare property” means any real property (or any personal property incidental thereto) that is, or that is necessary or incidental to the use of, a healthcare facility and generally includes assisted living properties but not independent living properties.

In addition, rents we receive from such a tenant that is our TRS will not be excluded from the definition of “rents from real property” as a result of our ownership interest in the TRS if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by our TRS are substantially comparable to rents paid by our other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock.

Although we generally do not intend to receive rent that fails to qualify as rents from real property, no assurances can be given in that regard. If, for example, we failed to satisfy any of the above conditions with respect to a lease of property to a TRS, then the rents would not be considered income from a qualifying source for purposes of the REIT rules.

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. In addition, in certain cases (unless a safe harbor applies pursuant to IRS guidance), the modification of a debt instrument could result in the conversion of the interest paid on the instrument from qualifying income to wholly or partially non-qualifying income, which may require that we dispose of the debt instrument or contribute it to our TRS in order to satisfy the income tests described above. Moreover, the IRS has taken the position that, for purposes of the REIT income tests, the principal amount of a loan is equal to its face amount, even in situations where the loan was acquired at a significant discount. Under this position, a portion of the income generated by the instrument would not qualify for purposes of the 75% gross income test in cases where the underlying real property has declined in value. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Fees will generally be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees generally will not be qualifying income for purposes of either gross income test and will not be favorably counted for purposes of either gross income test. Any fees earned by a TRS will not be included for purposes of the gross income tests.

Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and the 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument hedge risks associated with our indebtedness that is incurred to acquire or carry “real estate assets” or risks associated with certain currency fluctuations (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. Those relief provisions generally will be available if our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect and we file a schedule of the sources of our gross income in accordance with Treasury regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to real estate assets, securities of TRSs, and qualified REIT subsidiaries and the value prong of the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. Fourth, the aggregate value of all securities of TRSs that we hold may not exceed 25% of the value of our total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset, or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-recourse mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as a “security” for purposes of the 10% value test, as explained below).

The Code provides that certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt,” which includes, among other things, securities having certain contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% value test. Such securities include (a) any loan made to an individual or an estate, (b) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (e) any security (including debt securities) issued by another REIT, and (f) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” The Code also provides that in applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership.

In certain cases (unless a safe harbor applies pursuant to IRS guidance), the modification of a debt instrument or, potentially, an increase in the value of a debt instrument that we acquired at a significant discount, could result in the conversion of the instrument from a qualifying real estate asset to a wholly or partially non-qualifying asset that must be contributed to a TRS or disposed of in order for us to satisfy the asset tests described above.

Independent valuations have not been obtained to support our conclusions as to the value of all of our assets. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

The Code contains a number of relief provisions that make it easier for REITs to satisfy the asset requirements, or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure, and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame. A second relief provision applies to de minimis violations of the 10% and 5% asset tests. A REIT may maintain its qualification despite a violation of such requirements if (a) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets, and $10,000,000, and (b) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

If we fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below. No assurance can be given that we would qualify for relief under those provisions.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(b)	the sum of
(1)	90% of our “REIT taxable income,” computed without regard to our net capital gains and the deduction for dividends paid, and
(2)	90% of our net income, if any, (after tax) from foreclosure property (as described below), minus
(c)	the sum of specified items of noncash income.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. In addition, any dividend declared by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, so long as the dividend is actually paid by us before the end of January of the next calendar year. In order for distributions to be counted as satisfying the annual distribution requirement, and to give rise to a tax deduction for us, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain dividends that we designated and that they include in their taxable income and (b) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character of any distributions that are actually made as ordinary dividends or capital gains. See “—Taxation of Stockholders—Taxation of Taxable Domestic Holders—Distributions.”

If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, plus (y) the amounts of income we retained and on which we have paid corporate income tax.

It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (a) our actual receipt of cash, including receipt of distributions from our subsidiaries, and (b) our inclusion of items in income for U.S. federal income tax purposes.

Differences in timing between the recognition of taxable income and the actual receipt of cash could require us to (i) sell assets, (ii) borrow funds on a short-term or long-term basis, or (iii) pay dividends in the form of taxable in-kind distributions of property, to meet the 90% distribution requirement. Alternatively, we may declare a taxable distribution payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such distribution may be subject to limitation. In such case, for U.S. federal income tax purposes, the amount of the distribution paid in stock will be equal to the amount of cash that could have been received instead of stock.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT status or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to domestic holders that are individuals, trusts and estates would generally be taxable at capital gains rates. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief. The rule against re-electing REIT status following a loss of such status would also apply to us if Newcastle were to fail to qualify as a REIT and we were treated as a successor to Newcastle for U.S. federal income tax purposes. Although, as described under the heading “Certain Relationships and Transactions With Related Persons, Affiliates and Affiliated Entities,” Newcastle will represent in the Separation and Distribution Agreement that it has no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT, and will covenant in the Separation and Distribution Agreement to use its reasonable best efforts to maintain its REIT status for each of Newcastle’s taxable years ending on or before December 31, 2015 (unless Newcastle obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that Newcastle’s failure to maintain its REIT status will not cause us to fail to qualify as a REIT under the successor REIT rule referred to above), no assurance can be given that such representation and covenant would prevent us from failing to qualify as a REIT. Although, in the event of a breach, we may be able to seek damages from Newcastle, there can be no assurance that such damages, if any, would appropriately compensate us. In addition, if Newcastle were to fail to qualify as a REIT despite its reasonable best efforts, we would have no claim against Newcastle.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

Foreclosure Property

We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.

Foreclosure property is real property and any personal property incidental to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (3) with respect to which we made a proper election to treat the property as foreclosure property. Foreclosure property also includes certain “qualified healthcare property” acquired by a REIT as the result of the termination or expiration of a lease of such property (other than by reason of a default, or the imminence of a default, on the lease). Qualified healthcare property generally ceases to be foreclosure property at the end of the second taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the U.S. Treasury Department. Other foreclosure property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the U.S. Treasury Department.

Derivatives and Hedging Transactions

We and our subsidiaries may in the future enter into hedging transactions with respect to interest rate exposure on one or more assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, including short positions in TBA contracts, and options. To the extent that we or a pass-through subsidiary enter into a hedging transaction to reduce interest rate risk on indebtedness incurred to acquire or carry real estate assets or risks associated with certain currency fluctuations and the instrument is properly identified as a hedge along with the risk it hedges within prescribed time periods, any periodic income from the instrument, or gain from the disposition of such instrument, would not be treated as gross income for purposes of the REIT 75% and 95% gross income tests. To the extent that we hedge in certain other situations, the resultant income may be treated as income that does not qualify under the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging activities through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Tax Aspects of Investments in Affiliated Partnerships

General

We may hold investments through entities that are classified as partnerships for U.S. federal income tax purposes. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include in our calculations our proportionate share of any assets held by subsidiary partnerships. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, our proportionate share is based on our proportionate interest in the equity and certain debt securities issued by the partnership). See “Taxation of New Senior Investment Group—Effect of Subsidiary Entities—Ownership of Partnership Interests.”

Entity Classification

Any investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any subsidiary partnership as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in “—Taxation of New Senior Investment Group—Asset Tests” and “—Income Tests,” and in turn could prevent us from qualifying as a REIT, unless we are eligible for relief from the violation pursuant to relief provisions described above. See “—Taxation of New Senior Investment Group—Asset Tests,” “—Income Test” and “—Failure to Qualify,” above, for discussion of the effect of failure to satisfy the REIT tests for a taxable year, and of the relief provisions. In addition, any change in the status of any subsidiary partnership for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

Under the Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes so that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution. Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

To the extent that any of our subsidiary partnerships acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners. These rules may apply to a contribution that we make to any subsidiary partnerships of the cash proceeds received in offerings of our stock. As a result, the partners of our subsidiary partnerships, including us, could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership’s properties than would be the case if all of the partnership’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

Taxation of Stockholders

Taxation of Taxable Domestic Holders

Distributions. As a REIT, the distributions that we make to our taxable domestic holders out of current or accumulated earnings and profits that we do not designate as capital gain dividends will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates for qualified dividends received by domestic holders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax),
•	dividends received by the REIT from TRSs or other taxable C corporations, or
•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions that we designate as capital gain dividends will generally be taxed to our stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long term capital gains, in which case provisions of the Code will treat our stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of New Senior Investment Group—Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum federal rates in the case of stockholders that are individuals, trusts and estates, and ordinary income rates in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of New Senior Investment Group—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of New Senior Investment Group Stock. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to reduced maximum U.S. federal income tax rates if the stock is held for more than one year, and will be taxed at ordinary income rates if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to U.S. federal income tax at ordinary income rates, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are written quite broadly, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities, or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Taxation of Non-U.S. Holders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders. This discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

Ordinary Dividends. The portion of dividends received by non-U.S. holders that is (1) payable out of our earnings and profits, (2) which is not attributable to our capital gains and (3) which is not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as domestic holders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions. Unless our stock constitutes a USRPI, distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (a) the stockholder’s proportionate share of our earnings and profits, plus (b) the stockholder’s basis in its stock, will be taxed under the FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a domestic holder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding tax at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits. As described below, although it is not currently anticipated that our stock will constitute a USRPI, we cannot assure you that our stock will not become a USRPI.

Capital Gain Dividends. Under FIRPTA, a dividend that we make to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries (such gains, “USRPI capital gains”), will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations. We will be required to withhold tax equal to 35% of the maximum amount that could have been designated as a USRPI capital gain dividend. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain dividend if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax, unless (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the non-U.S. holder will incur a 30% tax on his capital gains.

A dividend that would otherwise have been treated as a USRPI capital gain dividend will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as ordinary income dividends (discussed above), provided that (1) the dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the U.S., and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the year ending on the date on which the dividend is received. We anticipate that our common stock will be “regularly traded” on an established securities exchange.

Dispositions of New Senior Investment Group Stock. Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, our stock will be treated as a USRPI if, at any time during a prescribed testing period, 50% or more of our assets consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of our assets will consist of USRPIs. Even if the foregoing 50% test is met, however, our stock nonetheless will not constitute a USRPI if we are a domestically-controlled qualified investment entity. A domestically-controlled qualified investment entity includes a

REIT, less than 50% of value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period. We believe that we will be a domestically-controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. No assurance can be given that we will remain a domestically-controlled qualified investment entity.

In the event that we are not a domestically-controlled qualified investment entity, but our stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. holder’s sale of our stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 5% or less of our stock at all times during a specified testing period. We expect that our stock will be “regularly traded” on an established securities market.

In addition, if a non-U.S. holder owning more than 5% of our common stock disposes of such common stock during the 30-day period preceding the ex-dividend date of any dividend payment, and such non-U.S. holder acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of such 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as USRPI capital gain to such non-U.S. holder under FIRPTA, then such non-U.S. holder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a domestic holder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. holder in two cases: (1) if the non-U.S. holder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a domestic holder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Other Withholding Rules. Legislation enacted in 2010 and existing guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

Estate Tax. If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the U.S. at the time of such individual’s death, the stock will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, may be subject to taxation on their UBTI. While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) we are required to “look through” one or more of our pension stockholders in order to satisfy the REIT closely held test and (2) either (i) one pension trust owns more than 25% of the value of our stock, or (ii) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of our stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock, and should generally prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning our stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business, own property or reside. Our state and local tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Prospective investors should consult their tax advisors regarding the application and effect of state and local income and other tax laws on an investment in our stock or other securities.

Where You Can Find More Information

We have filed a registration statement on Form 10 with the SEC, of which this Information Statement forms a part, with respect to the shares of our common stock being distributed as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this Information Statement is not incorporated by reference in this Information Statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NEW SENIOR INVESTMENT GROUP INC.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated (Successor) Balance Sheets as of December 31, 2013 and 2012	F-3
Consolidated (Successor) and Combined (Predecessor) Statements of Operations for the year ended December 31, 2013 and the period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and the year ended December 31, 2011 (Predecessor)	F-4
Consolidated (Successor) and Combined (Predecessor) Statements of Changes in Member’s Equity (Deficit) for the year ended December 31, 2013 and the period from July 18, 2012 to December 31, 2012 (Successor) and the period from January 1, 2012 to July 17, 2012 and the year ended December 31, 2011 (Predecessor)	F-5
Consolidated (Successor) and Combined (Predecessor) Statements of Cash Flows for the year ended December 31, 2013 and the period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and the year ended December 31, 2011 (Predecessor)	F-6
Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements	F-7
Condensed Consolidated Balance Sheets as of March 31, 2014 (Unaudited) and December 31, 2013	F-27
Condensed Consolidated Statements of Operations (Unaudited) for the three months ended March 31, 2014 and 2013	F-28
Condensed Consolidated Statement of Changes in Member’s Equity (Unaudited) for the three months ended March 31, 2014 and March 31, 2013	F-29
Condensed Consolidated Statements of Cash Flows (Unaudited) for the three months ended March 31, 2014 and 2013	F-30
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-31
Schedule III – Schedule of Real Estate Investments

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Newcastle Investment Corp. as the sole stockholder of New Senior Investment Group Inc.

We have audited the accompanying consolidated balance sheets of New Senior Investment Group Inc. and Subsidiaries (the “Company”) as of December 31, 2013 and 2012, the related consolidated statements of operations, changes in member’s equity, and cash flows for the year ended December 31, 2013 and the period from July 18, 2012 (commencement of operations) through December 31, 2012 (Successor), and the related combined statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2011 and the period from January 1, 2012 to July 17, 2012 (Predecessor). Our audits also included the financial statement schedule listed in the accompanying index to consolidated and combined financial statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New Senior Investment Group Inc. and Subsidiaries at December 31, 2013 and 2012, the consolidated results of their operations and their cash flows for the year ended December 31, 2013 and the period from July 18 (commencement of operations) through December 31, 2012 (Successor), and the combined results of their operations and their cash flows for the year ended December 31, 2011 and the period from January 1, 2012 to July 17, 2012 (Predecessor) in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York
June 13, 2014

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
CONSOLIDATED (SUCCESSOR) BALANCE SHEETS
As of December 31, 2013 and December 31, 2012
(dollars in thousands)

	Successor
	As of December 31,
	2013	2012
Assets
Real estate investments:
Land	$102,064	$15,995
Buildings, improvements and other	1,271,364	148,365
Accumulated depreciation	(10,526)	(1,558)
Net real estate	1,362,902	162,802
Acquired lease and other intangible assets	123,063	23,311
Accumulated amortization	(22,174)	(4,225)
Net real estate intangibles	100,889	19,086
Net real estate investments	1,463,791	181,888
Cash and cash equivalents	30,393	9,720
Receivables and other assets	13,432	2,472
Deferred financing costs, net	41,979	2,250
Total assets	$1,549,595	$196,330

Liabilities and Member’s Equity
Liabilities
Mortgage notes payable	$1,077,172	$120,525
Due to affiliates	5,894	1,883
Accrued expenses and other liabilities	58,694	4,218
Total liabilities	1,141,760	126,626

Commitments and contingencies (Note 12)

Member’s Equity
Total Member’s Equity	407,835	69,704
Total Liabilities and Member’s Equity	$1,549,595	$196,330

See notes to financial statements.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
STATEMENTS OF OPERATIONS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

	Successor		Predecessor
	For the year ended December 31, 2013	For the period from July 18 to December 31, 2012	For the period from January 1 to July 17, 2012	For the year ended December 31, 2011
Revenues
Resident fees and services	$83,218	$18,000	$19,680	$36,419
Rental revenue	1,918	—	—	—
Total revenues	85,136	18,000	19,680	36,419
Expenses
Property operating expenses	60,452	13,011	13,778	25,512
Depreciation and amortization	26,933	5,784	1,203	2,418
Acquisition and transaction	12,568	6,037	—	—
Interest	10,589	1,767	2,534	4,699
Management fee to affiliate	1,796	464	—	—
General and administrative	2,188	274	20	16
Total expenses	114,526	27,337	17,535	32,645
Income (loss) before income taxes	$(29,390)	$(9,337)	$2,145	$3,774

Income tax expense	656	150	—	—
Net (loss) income	$(30,046)	$(9,487)	$2,145	$3,774

See notes to financial statements.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
STATEMENTS OF CHANGES IN MEMBER’S EQUITY (DEFICIT)
For the year ended December 31, 2013,
the period from July 18, 2012 to December 31, 2012 (Successor), the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

Member’s Equity (Deficit)
Predecessor: Members’ deficit at December 31, 2010	$(26,372)
Contributions from members	637
Distributions to members	(5,224)
Net income	3,774
Predecessor: Members’ deficit at December 31, 2011	(27,185)
Contributions from members	91
Distributions to members	(1,988)
Net income	2,145
Predecessor: Members’ deficit at July 17, 2012	$(26,937)

Successor: Member’s Equity at July 18, 2012	$54,900
Contributions from member	27,704
Distributions to member	(3,413)
Net loss	(9,487)
Successor: Member’s Equity at December 31, 2012	69,704
Contributions from member	397,015
Distributions to member	(28,838)
Net loss	(30,046)
Successor: Member’s Equity at December 31, 2013	$407,835

See notes to financial statements.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

	Successor		Predecessor
	For the year ended December 31, 2013	For the period from July 18 to December 31, 2012	For the period from January 1 to July 17, 2012	For the year ended December 31, 2011
Cash flows from operating activities
Net (loss) income	$(30,046)	$(9,487)	$2,145	$3,774
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	26,933	5,784	1,203	2,418
Amortization of deferred financing fees	896	136	92	167
Amortization of deferred community fees	(404)	(53)	(282)	(557)
Amortization of premium on mortgage notes payable	344	—	—	—
Non cash straight line rent	(522)	—	—	—
Changes in:
Receivables and other assets	(8,773)	(2,039)	(64)	369
Due to affiliates	4,011	1,520	(8)	—
Accrued expenses and other liabilities	50,093	2,653	(10)	802
Net cash from (used in) operating activities	42,532	(1,486)	3,076	6,973
Cash flows from investing activities
Acquisitions of real estate investments and acquired intangibles	(1,249,167)	(44,114)	—	—
Capital expenditures	(3,502)	(297)	(251)	(1,092)
Deposits paid on investments	(505)	—	—	—
Net cash used in investing activities	(1,253,174)	(44,411)	(251)	(1,092)
Cash flows from financing activities
Proceeds from mortgage notes payable	904,509	32,125	—	—
Principal payments of mortgage notes payable	(746)	—	(1,058)	(1,744)
Payment of deferred financing costs	(40,625)	(555)	—	—
Purchase of derivative instruments	—	(244)	—	—
Capital contributions from members	397,015	27,704	91	637
Capital distributions to members	(28,838)	(3,413)	(1,988)	(5,224)
Net cash from (used in) financing activities	1,231,315	55,617	(2,955)	(6,331)
Net increase (decrease) in cash and cash equivalents	20,673	9,720	(130)	(450)
Cash and cash equivalents, beginning of period	9,720	—	1,057	1,507
Cash and cash equivalents, end of period	$30,393	$9,720	$927	$1,057
Supplemental disclosure of cash flow information
Cash paid during the period for interest expense	9,252	1,338	2,569	4,541
Cash paid for income taxes	899	—	—	—
Supplemental schedule of non cash investing and financing activities
Assumed mortgage notes payable, at fair value	43,128	—	—	—
Issuance of seller financing for acquisition at fair value	9,412	—	—	—
Issuance of contingent liability at fair value	1,500	—	—	—
Contributions of net assets by Parent	—	54,900	—	—

See notes to financial statements.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

NOTE 1.    ORGANIZATION

New Senior Investment Group Inc. (“the Company,” “we” or “us”) invests in a diversified portfolio of senior housing properties across 26 states in the continental United States. We were formed as Newcastle Senior Living Holdings LLC, a Delaware limited liability company in 2012 and are a wholly owned subsidiary of Newcastle Investment Corp (“Newcastle” or “Parent”). We converted to a Delaware corporation on May 30, 2014 and changed our name to New Senior Investment Group Inc. (“New Senior Investment Group”) to be effective June 16, 2014. The Company is currently headquartered in Dallas, Texas.

The Company operates in two reportable segments: (1) Managed Properties and (2) Triple Net Lease Properties.

The Company invested in 33 senior housing properties as of December 31, 2013 and engaged property managers to manage them on a day-to-day basis under the Managed Properties segment. These properties consist of three dedicated independent living (“IL-only”) properties and 30 properties with a combination of independent living, assisted living or memory care (“AL/MC”) properties.

The Company also invested in 51 net lease properties (“the Holiday Portfolio”) as of December 31, 2013 under the Triple Net Lease Properties segment, which are subject to triple net lease arrangements with subsidiaries of Holiday Retirement Corp (the “Master Tenant” or collectively with its subsidiaries, the “Master Tenants”). In a triple net lease transaction, we generally purchase property, lease it back to the seller or to a lessee, and the lessee agrees to operate and maintain the property at its own expense, including repairs, maintenance, capital expenditures, utilities, taxes, insurance, and the payroll expense of property-level employees. The triple net lease properties in our current portfolio have 17-year terms with rental payments escalating over time.

All of our Managed Properties are operated by either Holiday Acquisitions Holdings LLC (“Holiday”) or FHC Property Management LLC (together with its subsidiaries, “Blue Harbor”), collectively the “Property Managers”, under property management agreements (the “Property Management Agreements”). Under the Property Management Agreements, the Property Managers are responsible for the day-to-day operations of our senior housing properties and are entitled to a management fee in accordance with the terms of the Property Management Agreements. See Note 10.

Our Parent is party to a management agreement (the “Management Agreement”) with FIG LLC (the “Manager”), a subsidiary of Fortress Investment Group LLC (“Fortress”), under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company’s board of directors. For its services, the Manager receives a management fee and incentive compensation in accordance with the terms of the Management Agreement and is entitled to the reimbursement of certain costs, such as travel expenses. Upon separation, we will enter into a separate management agreement with the Manager. See Note 10.

The board of directors of Newcastle has announced plans for the separation (the “Spin-off”) of the New Senior Investment Group's business from Newcastle and the establishment of New Senior Investment Group as a separate, publicly traded real estate investment trust (“REIT”). To effect the separation, Newcastle will distribute all of the shares of our common stock held by Newcastle to holders of Newcastle common stock, subject to certain conditions. Immediately following the distribution, Newcastle's stockholders will own 100% of our common stock.

We will elect to be taxed, and intend to qualify, as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2014. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code (the “Code”), relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our shareholders and the concentration of ownership of our capital stock. We believe that, commencing with our

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

initial taxable year ending December 31, 2014, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is comprised of senior housing properties acquired by Newcastle. The initial acquisition closed on July 18, 2012 (the “Acquisition”), see Note 3. Subsequently, other senior housing properties were acquired by Newcastle between July 18, 2012 and December 31, 2013. The accompanying consolidated balance sheets of the Company as of December 31, 2013 and December 31, 2012 and the related consolidated statements of operations, cash flows and changes in member’s equity for the year ended December 31, 2013 and the period from July 18, 2012 to December 31, 2012 are labeled as “Successor.” The Successor financial statements were prepared reflecting the acquisition accounting and other transaction adjustments resulting from the acquisition of the initial portfolio and other senior housing properties. The accompanying combined statements of operations, cash flows and changes in members’ deficit for the period from January 1, 2012 through July 17, 2012 and the year ended December 31, 2011 relate to the historical basis of the initial acquisition properties (the “BPM Portfolio”), do not include adjustments or transactions attributable to the Company’s acquisition of these properties, and are labeled as “Predecessor.” As a result of the application of acquisition accounting as of the Acquisition date, the consolidated financial statements for the Successor periods and the combined financial statements for the Predecessor periods are presented on a different basis and are, therefore, not comparable.

During the Predecessor periods, the BPM Portfolio comprised stand-alone businesses under common management and control; therefore, we have presented combined financial statements for the Predecessor periods. These combined financial statements have been derived using the historical basis of such properties’ assets and liabilities.

During the Successor periods, New Senior Investment Group was not operated as a stand-alone business from Newcastle. The consolidated financial statements for the Successor periods prior to the spin-off have been prepared on a stand-alone basis from the consolidated financial statements and accounting records of Newcastle and reflect Newcastle’s basis in the acquired properties. Management believes that the assumptions and methods of allocation used in the accompanying consolidated financial statements are reasonable.

For the Successor periods, the accompanying consolidated financial statements reflect all revenues, expenses and cash flows directly attributable to the Company. Certain expenses of Newcastle, comprised primarily of a portion of its management fee, acquisition and transaction costs, and general and administrative costs, have been allocated to New Senior Investment Group to the extent they were directly associated with the Company for periods prior to the spin-off. The portion of the management fee allocated to New Senior Investment Group prior to the spin-off represents the product of the management fee rate payable by Newcastle, 1.50%, and New Senior Investment Group’s daily gross equity as defined in Newcastle’s Management Agreement, which management believes is a reasonable method for quantifying the cost of the services provided by the Manager to the Company. New Senior Investment Group and Newcastle do not intend to share any costs following the spin-off.

Principles of Consolidation

The consolidated (Successor) and combined (Predecessor) historical results of operations, financial position and cash flows have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). All significant intercompany transactions and balances have been eliminated.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

The Company consolidates those entities in which it has an investment of 50% or more and has control over significant operating, financial and investing decisions of the entity. At December 31, 2013 and 2012, the Company did not have any investments in variable interest entities (“VIEs”). VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Use of Estimates

Management is required to make estimates and assumptions when preparing financial statements in conformity with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from management’s estimates.

Revenue Recognition

Resident Fees and Services

Resident fees and services include monthly rental revenue, care income and ancillary income recognized from our Managed Properties segment. Resident fees and services are recognized monthly as services are provided. Lease agreements with residents are cancelable by the resident with 30 days’ notice. Ancillary income primarily relates to non-refundable community fees. Non-refundable community fees are recognized on a straight-line basis over the average length of stay of residents, which management estimates to be approximately 24 months for assisted living or memory care properties, and approximately 33 months for independent living properties.

Triple Net Lease Properties

Rental revenue from our Triple Net Lease Properties segment is recognized on a straight-line basis over the applicable term of the lease when collectability is reasonably assured. Our triple net lease arrangements with Holiday provide for periodic and determinable increases in base rent. Recognizing rental revenue on a straight-line basis typically results in recognizing revenue in excess of cash amounts contractually due from our tenants during the first half of the lease term, creating a straight-line rent receivable that is included in other assets. As of December 31, 2013 and 2012, the straight-line rent receivable (net of allowances) was $522 and $0, respectively.

Real Estate Investments

Real estate investments are recorded at cost less accumulated depreciation. We account for acquisitions using the acquisition method and allocate the consideration for the businesses acquired among tangible and recognized intangible assets and liabilities based upon their estimated fair values as of the acquisition date. Recognized intangible assets primarily include the fair value of in-place resident leases. Transaction costs are expensed as incurred and included within acquisition and transaction expenses. In allocating the acquisition consideration between net tangible and identified intangible assets acquired and liabilities assumed, management makes estimates of the fair value of the tangible and intangible assets acquired and liabilities assumed using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities and independent appraisals. The fair value of buildings acquired is determined on an as-if-vacant basis. See Note 3.

We estimate the fair value of in-place leases as (i) the present value of the estimated rental revenue that would have been forgone, offset by variable costs that would have otherwise been incurred during a reasonable lease-up period, as if the acquired units were vacant and (ii) the estimated absorption costs, such as additional marketing costs that would have been incurred during the lease-up period. The acquisition fair value of the in-place lease intangibles is amortized over the average length of stay of the residents at the senior housing properties on a straight-line basis, which management estimates to be 24 months for assisted living or memory care facilities and 33 months for independent living properties.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

Above or below market intangibles primarily reflect the fair value of the ground lease agreements in place at acquisition. New Senior Investment Group estimates the fair value of ground lease intangibles as the difference between (a) the leased fee value and (b) the fee simple value. The acquisition fair values of the ground lease intangibles are amortized over the contractual lives of the respective leases.

Other intangibles are primarily comprised of non-compete intangibles. Non-compete intangibles reflect the fair value of non-compete agreements at acquisition. The Company estimates the fair value of non-compete intangibles as the sum of (i) the present value of the consulting services during the non-compete period and (ii) the difference between (a) the present value of the net operating income with the non-compete agreements in place and (b) the present value of the net operating income, as if the non-compete agreements were not in place. The acquisition fair value of the non-compete intangibles is amortized over the non-compete period on a straight-line basis, which is five years.

Depreciation is calculated on a straight-line basis using estimated remaining useful lives not to exceed 40 years for buildings, 3 to 10 years for building improvements and 3 to 5 years for other fixed assets.

Amortization is calculated on a straight-line basis using estimated useful lives of 17 to 82 years, 5 to 13 years and 24 to 33 months for above/below market intangibles, other intangibles and in-place lease intangibles, respectively.

Impairment of Long Lived Assets

We periodically evaluate our long-lived assets, including definite lived intangible assets, primarily consisting of our real estate investments, for impairment indicators. If indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying operations. In performing this evaluation, we consider market conditions and our current intentions with respect to holding or disposing of the asset. We adjust the net book value of leased properties and other long-lived assets to fair value if the sum of the expected future undiscounted cash flows, including sales proceeds, is less than book value. We recognize an impairment loss at the time we make any such determination.

The Company did not record any impairment charges related to its real estate assets and related intangibles during any of the reporting periods presented.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and all highly liquid short term investments with maturities of 90 days or less, when purchased. These investments are recorded at cost which approximates fair value.

Derivatives

In 2012, the Company had entered into an interest rate cap agreement that had not been designated as a hedge and was measured at fair value using level 2 inputs, such as counterparty quotations, which were based on valuation models and model inputs that can generally be verified and which do not involve significant judgment. Accordingly, any net payments or fluctuations in the fair value of the derivative were recognized in other income (loss). This derivative was, to some extent, economically effective as a hedge. Derivative financial instruments contain credit risk to the extent that bank counterparties may be unable to meet the terms of the agreements. The Company has historically managed such risk by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one party resulting from this type of credit risk was monitored on an ongoing basis. The Company settled the derivative instrument during the year ended December 31, 2013.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

Deferred Financing Costs

We amortize deferred financing costs as a component of interest expense over the terms of the related borrowings using the effective interest rate method.

Receivables and Other Assets

Receivables and other assets consist primarily of escrows held by lenders, net tenant receivables, prepaid property taxes and straight-line rent receivable. The Company assesses the collectability of its receivables, including straight-line tenant receivables, and defers recognition of revenue if collectability is not reasonably assured. The Company bases its assessment of the collectability of tenant receivables on several factors, including, among other things, payment history, the financial strength of the tenant and any guarantors, the value of the underlying collateral, if any, and current economic conditions. If the evaluation of these factors indicates it is probable that the Company will not be able to recover the full value of the receivable, the Company provides a reserve against the portion of the receivable that the Company estimates may not be ultimately recovered.

Deferred Revenue

Deferred revenue primarily includes non-refundable community fees received by the Company when residents move in. Deferred revenue amounts are amortized into income on a straight-line basis over the average length of stay of the tenants, and are included within accrued expenses and liabilities on our consolidated balance sheet.

Capital Contributions

Capital contributions include amounts paid by our Parent on behalf of the Company for the acquisition of senior housing properties, related acquisition and transaction costs, deposits related to future potential acquisitions, and general and administrative expenses.

Income Taxes

New Senior Investment Group intends to elect and qualify as a REIT under the requirements of the Code. Requirements for qualification as a REIT include various restrictions on ownership of stock, requirements concerning distribution of taxable income and certain restrictions on the nature of assets and sources of income. A REIT must distribute at least 90% of its taxable income to its stockholders of which 85% plus any undistributed amounts from the prior year must be distributed within the taxable year in order to avoid the imposition of an excise tax. Distribution of the remaining balance may extend until timely filing of New Senior Investment Group’s tax return in the subsequent taxable year. Qualifying distributions of taxable income are deductible by a REIT in computing taxable income.

Provided that we qualify as a REIT, we generally will not be subject to federal income tax on the net income we distribute to our shareholders. However, certain of our activities are conducted through taxable REIT subsidiaries (“TRS”) and therefore are subject to federal and state income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases upon the change in tax status. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. As of December 31, 2013 and 2012 the Company had no uncertain tax position.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

For the Successor periods, the Company’s consolidated financial statements have been prepared based upon the operations of the Company separate from those of Newcastle, and include current and deferred income taxes calculated in accordance with the operations of the spin-off. During the Predecessor periods, the Company was treated as a disregarded single-member limited liability entity for U.S. federal and state income tax purposes.

Fair Value Measurement

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy, which is described below, prioritizes the inputs used by the Company in measuring fair value:

•	Level 1 – Quoted prices for identical instruments in active markets.
•	Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations, in which all significant inputs are observable in active markets.
•	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Expense Recognition

Management Fees to Affiliate

Management fees represent an allocation of fees by and due to Newcastle based on the equity used in funding Newcastle’s contributions to the Company. The management fees are equal to 1.5% of the gross equity, as defined in the Management Agreement between Newcastle and FIG LLC, and have been allocated to the Company based on Newcastle’s contributions to us since July 2012. See Note 10.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were $336 and $71 for the year ended December 31, 2013 and the period ended December 31, 2012, respectively, and are included in property operating expenses in the consolidated statements of operations. Advertising costs for the period ended July 17, 2012 and year ended December 31, 2011 were $76 and $164, respectively, and are included in property operating expenses in the combined statements of operations.

Recently Issued or Adopted Accounting Standards

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

On January 1, 2012, we adopted FASB’s Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRS. ASU 2011-04 requires incremental fair value disclosures in the notes to the financial statements. The adoption of this guidance did not have a material impact on our financial statements.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment which amends FASB Topic 350, Intangibles-Goodwill and Other to allow, but not require, an entity, when performing its annual or more frequent indefinite-lived intangible asset impairment test, to first assess qualitative factors to

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value of the asset being tested with its carrying amount. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We adopted the provisions of ASU 2012-12, and accordingly, our adoption of this guidance has been incorporated retrospectively in the attached consolidated financial statements for all reporting periods presented. The early adoption of the new standard did not have a material impact on the Company’s financial statements.

In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update changes the requirements for reporting and the definition of discontinued operations. Based on the update, the disposal of a component of an entity, or a group of components of an entity, is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when certain defined criteria are met. The ASU is effective for fiscal years and interim periods ending after December 15, 2014 and shall be applied prospectively. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.

On May 28, 2014, the FASB and IASB issued ASU 2014-09 on revenue from contracts with customers. The standard outlines a new model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The core principle of the new revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” The ASU applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. Certain of the ASU’s provisions also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of (1) property, plant, and equipment; (2) real estate; or (3) intangible assets). The ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016, for public entities. Early application is not permitted. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance in the ASU. The Company is in the process of assessing the impact of the ASU on its financial statements.

The FASB has recently issued or discussed a number of proposed standards on such topics as consolidation, financial statement presentation, leases, financial instruments and hedging. Some of the proposed changes are significant and could have a material impact on New Senior Investment Group’s reporting. New Senior Investment Group has not yet fully evaluated the potential impact of these proposals, but will make such evaluation as the standards are finalized.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

NOTE 3.    ACQUISITIONS

The following table summarizes acquisitions by segment that the Company completed during 2013 and 2012:

	2013			2012
	Managed Properties(a)	Triple Net Lease Properties	Total	Managed Properties
Real estate property	$268,011	$937,596	$1,205,607	$37,872
In-place lease intangibles	31,673	57,830	89,503	5,612
Above/below market lease intangibles	—	5,049	5,049	—
Other intangibles	5,200	—	5,200	600
Assumed mortgage notes payable	(43,128)	—	(43,128)	—
Other assets, net of other liabilities	(2,157)	—	(2,157)	30
Subtotal	259,599	1,000,475	1,260,074	44,114
Mortgage notes payable	(175,871)	(719,350)	(895,221)	(32,125)
Net assets	$83,728	$281,125	$364,853	$11,984
Total acquisition related costs	$5,810	$4,513	$10,322	$1,562

(a)	Includes $1,500 for the fair value of an earn-out payment to the seller if the aggregate EBITDA in one of the portfolios acquired for any calendar years in which the third, fourth, fifth and/or sixth anniversary of the acquisition date occurs is equal to or in excess of an earn-out threshold, as defined within the agreement. The undiscounted earn-out payment is limited to $4,600 as per the agreement.

Managed Properties

On July 18, 2012, our Parent completed the acquisition of the BPM Portfolio and we recognized assets of $143,300, including acquired intangibles of $17,099, land of $11,483 and buildings and improvements of $114,718 and incurred $88,400 in mortgage notes payable. As a result, our Parent, Newcastle, contributed $54,900, which represents our opening equity balance for the Successor period. Our Parent also incurred $4,130 in transaction costs which have been reflected as an expense in our successor statement of operations and deemed a capital contribution. These acquired assets comprise more than 800 beds in senior housing properties located in California, Oregon, Utah, Arizona and Idaho.

In November and December 2012, the Company completed two additional acquisitions of senior housing properties for aggregate consideration of $44,100 plus acquisition-related costs. These properties comprise more than 550 beds in Utah and Texas, respectively.

During 2013, the Company acquired a total of 21 senior housing properties in seven different portfolios for an aggregate consideration of approximately $259,599 plus acquisition-related costs. On August 1, 2013, we completed the acquisition of the TJM Senior Housing Properties (“the TJM Portfolio” or “TJM”) for cash consideration of approximately $157,046, $44,217 in assumed mortgage notes payable and net liabilities and contingent consideration of $1,500. The TJM Portfolio includes 15 senior housing properties in Florida and North Carolina, provides assisted living and memory care services and has a total capacity of approximately 2,000 beds. As a result of the TJM acquisition, the Company recognized $179,759 in investments in real estate assets, $21,503 in resident lease intangibles, assumed $43,128 in mortgage notes payables and $1,089 in net current liabilities. The Company also incurred $9,412 in seller financing liability and expensed $3,541 in acquisition costs in connection with this transaction, which have been recorded within acquisition and transaction expense.

For 18 of the managed properties acquired in 2013, the Company has retained Holiday to manage the properties on a day-to-day basis. Pursuant to the property management agreements with Holiday, the Company pays property

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

management fees equal to either (i) 5% of the property’s effective gross income (as defined in the agreements) or (ii) 6% of the property’s effective gross income (as defined in the agreements) for the first two years and 7% thereafter. For the other three managed properties acquired in 2013, the Company has retained Blue Harbor to manage the properties. Pursuant to the property management agreements with Blue Harbor, the Company pays fees equal to 6% of the property’s effective gross income (as defined in the agreements) for the first two years and 7% thereafter.

Triple Net Lease Acquisitions

On December 23, 2013, the Company completed the acquisition of the Holiday Portfolio which comprises 51 independent living senior housing properties for an aggregate total consideration of $1,000,475 plus acquisition-related costs. The Holiday Portfolio includes properties located across 24 states with 5,840 beds in the aggregate.

On December 23, 2013 the Company also entered into two triple net master leases of the Holiday Portfolio with the Master Tenants. Each lease has a 17-year term and first-year lease income equal to $65,031 with annual increases during the following three years of 4.5% and varying from 3.5% to 3.75% thereafter. Under each lease, the respective Master Tenant is responsible for (i) operating its portion of the Holiday Portfolio and bearing the related costs, including maintenance, utilities, taxes, insurance, repairs and capital improvements, and (ii) complying with the terms of the mortgage financing documents.

Each master lease includes (i) a covenant requiring the Master Tenant to maintain a minimum lease coverage ratio, which the master lease defines as net operating income for the applicable trailing 12-month period for the Holiday Portfolio divided by the base rental revenue for such trailing 12-month period, which steps up during the term of the lease and is subject to certain cure provisions, (ii) minimum capital expenditure requirements, (iii) customary operating covenants, events of default, and remedies, (iv) a non-compete clause restricting certain affiliates of the Master Tenant from developing or constructing new independent living properties within a specified radius of any property acquired by the Company in this transaction, and (v) restrictions on a change of control of the Master Tenants and Guarantor (as defined below), subject to certain exceptions. The master leases also require the Master Tenants to fund a security deposit in the amount of approximately $43,400, which serves as security for the Master Tenants’ performance of their respective obligations to the Company. Additionally, the Master Tenants granted the Company a first priority security interest in certain personal property and receivables arising from the operations of the Holiday Portfolio, which security interest also secures the Master Tenants’ obligations under the master leases. The Master Tenants’ obligations to the Company under the master leases are further guaranteed by Holiday AL Holdings LP, a subsidiary of Holiday (the “Guarantor”). The Guarantor is required to maintain a minimum net worth of $150,000, a minimum fixed charge coverage ratio of 1.10 and a maximum leverage ratio of 10 to 1.

Unaudited Pro Forma

The following table illustrates the effect of 2013 and 2012 acquisitions on revenues and pre-tax net income as if they had been consummated as of January 1, 2012:

	For the year ended December 31,
	2013	2012
	(unaudited	)
Pro Forma
Revenues	$222,452	$198,698
Pre-tax net income (loss)	(32,173)	(14,422)

These pro forma results are not necessarily indicative of the operating results that would have been obtained had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

NOTE 4.    SEGMENT REPORTING

As of December 31, 2013, the Company operated in two reportable business segments: Triple Net Lease Properties and Managed Properties. Under its Triple Net Lease Properties segment, the Company invests in senior housing and healthcare properties throughout the United States and leases those properties to healthcare operating companies under triple net leases that obligate the tenants to pay all property-related expenses. Under its Managed Properties segment, the Company invests in senior housing properties throughout the United States and engages property managers to manage those senior housing properties.

The Company evaluates performance of the combined properties in each reportable business segment based on segment net operating income (“NOI”). The Company defines NOI as total revenue less property-level operating expenses, which include property management fees and travel cost reimbursements to affiliates. The Company believes that net income, as defined by GAAP, is the most appropriate earnings measurement. However, the Company believes that segment NOI serves as a useful supplement to net income because it allows investors, analysts and our management to measure unlevered property-level operating results and to compare the Company’s operating results to the operating results of other real estate companies and between periods on a consistent basis. Segment NOI should not be considered as an alternative to net income as determined in accordance with GAAP.

Our Managed Properties segment operates various types of senior housing properties and provides our customers with a broad range of services that management believes are integral to the success and growth of this segment. Our Triple Net Lease Properties segment leases senior housing properties on a long-term basis and the Company does not manage the underlying operations, as the Master Tenant is responsible for bearing operating costs, including maintenance, utilities, taxes, insurance, repairs and capital improvements. Because of such differences in the nature of the segments’ activities, each segment requires different types of management focus. As such, these segments are managed separately. In deciding how to allocate resources and assess performance, the Company’s Chief Operating Decision Maker regularly evaluates the performance of our reportable segments on the basis of NOI.

Triple Net Lease Properties is a new segment based on the acquisition of the Holiday Portfolio, which occurred during the fourth quarter of 2013. For all reporting periods prior to the acquisition of the triple net lease properties, including during the Predecessor periods, the Company invested in senior housing properties and was managed as one segment for internal reporting and decision making purposes.

Interest, depreciation and amortization, general and administrative costs, acquisition and transaction costs, management fee to affiliate, income taxes and discontinued operations (if any), and other non-property specific revenues and expenses are not allocated to individual segments for purposes of assessing segment performance. There are no intersegment sales or transfers.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

Summary information by reportable business segment is as follows:

	Successor
	For the year ended December 31, 2013
	Triple Net Lease Properties	Managed Properties	Consolidated
Revenues
Resident fees and services	$—	$83,218	$83,218
Rental revenue	1,918	—	1,918
Total revenue	1,918	83,218	85,136

Less: Property-level operating expenses	—	60,452	60,452
Segment NOI	$1,918	$22,766	$24,684
Depreciation and amortization			26,933
Acquisition and transaction expense			12,568
Interest			10,589
General and administrative			2,188
Management fee to affiliate			1,796
Income tax expense			656
Net (loss) income			$(30,046)
Total assets	$1,037,137	$512,458	$1,549,595
	Managed Properties
	Successor	Predecessor
	For the period from July 18 to December 31, 2012	For the period from January 1 to July 17, 2012	For the year ended December 31, 2011
Revenues
Resident fees and services	$18,000	$19,680	$36,419
Rental revenue	—	—	—
Total revenue	18,000	19,680	36,419

Less: Property-level operating expenses	13,011	13,778	25,512
Segment NOI	$4,989	$5,902	$10,907
Depreciation and amortization	5,784	1,203	2,418
Acquisition and transaction expense	6,037	—	—
Interest	1,767	2,534	4,699
General and administrative	274	20	16
Management fee to affiliate	464	—	—
Income tax expense	150	—	—
Net (loss) income	$(9,487)	$2,145	$3,774
Total assets	$196,330	$45,558	$46,669

Property operating expenses include property management fees to affiliates of $4,976 and $1,082 for the year ended December 31, 2013 and for the period from July 18, 2012 to December 31, 2012, respectively. Property operating expenses also include reimbursable travel costs of $181 and $35 for the year ended December 31, 2013 and the period from July 18, 2012 to December 31, 2012, respectively.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

NOTE 5.    REAL ESTATE INVESTMENTS

Changes in gross carrying amount and accumulated depreciation for our real estate assets for the Predecessor and Successor periods are as follows:

	Successor		Predecessor
	For the year ended December 31, 2013	For the period from July 18 to December 31, 2012	For the period from January 1 to July 17, 2012
Gross carrying amount
Balance at beginning of period	$164,360	$126,201	$66,359
Additions:
Acquisition of real estate investments	1,205,607	37,872	—
Capital expenditures	3,502	297	251
Disposals:
Disposals of assets	(41)	(10)	—
Balance at the end of period	$1,373,428	$164,360	$66,610
Accumulated depreciation
Balance at beginning of period	$(1,558)	—	$(22,071)
Additions:
Depreciation expense	(8,984)	(1,559)	(1,203)
Disposals:
Disposals of assets	16	1	—
Balance at the end of period	$(10,526)	$(1,558)	$(23,274)

Depreciation expense for the year ended December 31, 2011 was $2,418. Depreciation expense for furniture, fixtures and equipment for the year ended December 31, 2013, the period from July 18, 2012 to December 31, 2012 and the period from January 1, 2012 to July 17, 2012 was $2,252, $112 and $165, respectively.

The following tables summarize the Company’s intangible assets as of December 31, 2013 and 2012:

	Successor
	As of December 31, 2013
	Gross carrying amount	Accumulated amortization	Net carrying amount
Above/below market intangibles	$5,049	$(3)	$5,046
In-place lease intangibles	112,214	(21,824)	90,390
Other intangibles	5,800	(347)	5,453
Total acquired lease and other intangibles	$123,063	$(22,174)	$100,889
	Successor
	As of December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount
In-place lease intangibles	$22,711	$(4,205)	$18,506
Other intangibles	600	(20)	580
Total acquired lease and other intangibles	$23,311	$(4,225)	$19,086

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

Amortization expense for the year ended December 31, 2013 (Successor), the period from July 18, 2012 to December 31, 2012 (Successor) and the period from January 1, 2012 to July 17, 2012 (Predecessor) and the year ended December 31, 2011 (Predecessor) was $17,949, $4,225, $0 and $0, respectively.

The unamortized balance of above/below market lease intangibles, in-place leases and other intangibles at December 31, 2013 will be charged to amortization expense as follows:

2014	$43,978
2015	31,788
2016	16,854
2017	725
2018	506
Thereafter	7,038
$100,889

NOTE 6.    RECEIVABLES AND OTHER ASSETS

The following is a summary of receivables and other assets at December 31, 2013 and 2012:

	Successor
	As of December 31,
	2013	2012
Tenant receivables, net	$2,993	$326
Security deposits	1,289	31
Prepaid expenses	2,444	467
Escrows held by lenders	2,834	706
Other receivables	1,119	136
Deferred tax asset	1,179	452
Other assets	1,574	354
	$13,432	$2,472

Tenant receivables were recorded net of allowance of $58 and $9 at December 31, 2013 and 2012, respectively. Valuation allowance for the year ended December 31, 2013, the period from July 18, 2012 to December 31, 2012, the period from January 1, 2012, to July 17, 2012, and the year ended December 31, 2011 was $314, $11, $0 and $1, respectively.

NOTE 7.    DEFERRED FINANCING COSTS

The following summarizes the Company’s deferred financing costs at December 31, 2013 and 2012:

	Successor
	As of December 31,
	2013	2012
Gross amount	$43,011	$2,386
Accumulated amortization	(1,032)	(136)
Net	$41,979	$2,250

Amortization of deferred financing costs is reported within interest expense in our statements of operations.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

NOTE 8.    MORTGAGE NOTES PAYABLE

The following table presents certain information regarding the Company’s mortgage notes payable at December 31, 2013 and 2012:

	Successor
	December 31, 2013					December 31, 2012
Debt obligation	Outstanding face amount	Carrying value	Final stated maturity	Stated interest rate	Weighted average maturity (years)	Outstanding face amount	Carrying value
Managed Properties
Fixed Rate	$159,228	$159,238	Aug 2018 – Mar 2020	1.43% to 4.93%	5.26	$88,400	$88,400
Floating Rate(a)	198,584	198,584	Aug 2016 – Dec 2018	LIBOR +3.50% to LIBOR +3.75%	4.12	32,125	32,125
Triple Net Lease Properties
Fixed Rate	719,350	719,350	Jan 2021 − Jan 2024	4.00% to 4.30%	7.95	—	—
Total	$1,077,162	$1,077,172				$120,525	$120,525

(a)	Floating rate mortgage notes payable with a carrying value of $165,021 and $32,125 as of December 31, 2013 and December 31, 2012, respectively, have a LIBOR floor of 1%.

The carrying value of the collateral relating to our fixed rate and floating rate mortgages was $1,193,616 and $270,175 as of December 31, 2013, respectively. The carrying value of the collateral relating to our fixed and floating rate mortgages was $138,132 and $43,756 as of December 31, 2012, respectively.

The Company’s mortgage notes payable have contractual maturities as follows:

2014	$13,516
2015	16,545
2016	41,079
2017	73,360
2018	132,571
Thereafter	800,101
Total	$1,077,172

The Company’s mortgage notes payable contain various customary financial and other covenants, in some cases including a Debt Service Coverage Ratio and Project Yield, as defined. The Company was in compliance with all of the covenants in its mortgage notes payable agreements as of December 31, 2013 and 2012.

The fair values of mortgage notes payable at December 31, 2013 and 2012 was $1,075,390 and $120,525, respectively.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

The following table summarizes the level of the fair value hierarchy, valuation techniques and inputs used for estimating each class of liabilities not measured at fair value in the statement of financial position but for which fair value is disclosed:

Type of Liabilities Not Measured At Fair Value for Which Fair Value Is Disclosed	Fair Value Hierarchy	Valuation Techniques and Significant Inputs
Mortgage notes payable	Level 3	Valuation technique is based on discounted cash flows.
Significant inputs include:
		•	Amount and timing of expected future cash flows
		•	Interest rates
		•	Collateral funding spreads

NOTE 9.    ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities at December 31, 2013 and 2012 consisted of the following:

	Successor
	As of December 31,
	2013	2012
Security deposits payable to affiliate	$43,679	$41
Other liabilities	4,484	1,577
Rent collected in advance	2,252	803
Accounts payable	2,578	585
Contingent consideration	1,500	—
Mortgage interest payable	1,237	269
Deferred community fees, net	1,094	341
Deferred tax liability	853	—
Property tax payable	774	—
Income tax payable	243	602
	$58,694	$4,218

The Company incurred $1,519, $426, $462 and $813 for workers’ compensation for the year ended December 31, 2013, the period from July 18, 2012 to December 31, 2012, the period from January 1, 2012 to July 17, 2012 and for the year ended December 31, 2011, respectively.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

NOTE 10.    TRANSACTIONS WITH AFFILIATES AND AFFILIATED ENTITIES

Management Agreements

For the year ended December 31, 2013 and the periods from July 18, 2012 through December 31, 2012, the Company was not party to a stand-alone management agreement with the Manager. Our Parent, however, has a Management Agreement with the Manager and as a result, the Company was allocated a portion of the fee paid by our Parent for management services of $1,796 and $464 in the year ended December 31, 2013 and the period from July 18, 2012 through December 31, 2012, respectively.

Our Parent’s Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company’s behalf, including costs of legal, accounting, tax, auditing, administrative and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager’s employees, based on amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis.

To provide an incentive for the Manager to enhance the value of our common stock, the Manager is entitled to receive an incentive return (the “Incentive Compensation”) on a cumulative, but not compounding basis, and subject to certain performance targets and contingent events. Because none of the conditions requiring an incentive payment by our Parent to the Manager were met, no incentive compensation was allocated to us.

Property Management Agreements

Within our Managed Properties segment, the Company is party to Property Management Agreements with affiliates of Fortress to manage its senior housing properties. Pursuant to the Property Management Agreements for each property, the Company pays property management fees equal to either (i) 5% of the property’s effective gross income (as defined in the Property Management Agreements) or 6% of the property’s gross income (as defined in the agreements) for the first two years and 7% thereafter. As the owner of the managed properties, the Company is responsible for the properties’ operating costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance and the payroll expense of property-level employees. Property management fees are included in property-level operating expenses. The payroll expense is structured as a reimbursement to the Property Manager, who is the employer of record. We reimbursed the Property Managers for approximately $32,520 and $6,761 of property-level payroll expenses relating to our operations during the year ended December 31, 2013 and the period from July 18 to December 31, 2012, respectively. The Property Management Agreements have an initial term of 10 years and provide for automatic one-year extensions after the initial term, subject to termination rights.

During the Predecessor period, the Company was party to property management agreements with Regent Assisted Living, Inc. and BPM Senior Housing Company to manage its senior housing properties. BPM Senior Housing Company was also the employer of record. Pursuant to these property management agreements, the Company paid management fees equal to 5% of the property’s effective gross income, as defined in the respective agreements. The Company reimbursed payroll costs of $3,538 and $13,170 for the period from January 1, 2012 to July 17, 2012 and the year ended December 31, 2011, respectively.

	Successor		Predecessor
	For the year ended December 31, 2013	For the period from July 18 to December 31, 2012	For the period from January 1 to July 17, 2012	For the year ended December 31, 2011
Property management fee	$4,976	$1,082	$988	$1,812

In addition, refer to Note 3 in connection with the acquisition of independent living Senior housing properties from certain affiliates of Holiday.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

NOTE 11.    INCOME TAXES

The provision for income taxes consists of the following:

	Successor
	For the year ended December 31, 2013	For the period from July 18 to December 31, 2012
Current:
Federal	$437	$501
State and local	93	101
Total current provision	$530	$602
Deferred:
Federal	$116	$(404)
State and local	10	(48)
Total deferred provision	$126	$(452)
Total provision for income taxes	$656	$150

During the Successor periods, our Parent has been operating so as to as qualify as a REIT under the requirements of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. Requirements for qualification as a REIT include various restrictions on ownership of stock, requirements concerning distribution of taxable income and certain restrictions on the nature of assets and sources of income. A REIT must distribute at least 90% of its taxable income to its stockholders of which 85% plus any undistributed amounts from the prior year must be distributed within the taxable year in order to avoid the imposition of an excise tax. Distribution of the remaining balance may extend until timely filing of New Senior Investment Group’s tax return in the subsequent taxable year. Qualifying distributions of taxable income are deductible by a REIT in computing taxable income.

Certain of our activities, such as the operations of our Managed Properties segment, are conducted through taxable REIT subsidiaries (“TRS”) and therefore are subject to federal and state income taxes. Further, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases upon the change in tax status. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

During the Predecessor periods, the Company was treated as a disregarded single-member limited liability for U.S. federal and state income tax purposes.

The Company recognizes tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes on the consolidated statements of income.

Upon separation, New Senior Investment Group intends to maintain the same tax structure as it currently has under Newcastle’s ownership, and will seek to elect and qualify as a REIT while conducting certain activities, such as operating the Managed Properties segment.

During the year ended December 31, 2013, and the period from July 18, 2012 to December 31, 2012, New Senior Investment Group’s TRS recorded approximately $656 and $150 in current and deferred income tax expense,

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

respectively. Generally, the Company’s effective tax rate differs from the federal statutory rate as a result of state and local taxes and non-taxable REIT income. The table below provides a reconciliation of our provision based on the statutory rate of 35% to our consolidated provision based on our effective tax rate.

	Successor
	For the year ended December 31, 2013	For the period from July 18 to December 31, 2012
Provision at the statutory rate	$10,286	$3,267
Non-taxable REIT (loss)	(10,845)	(3,400)
State and local taxes	(71)	(17)
Other	(26)	0
Total provision	$(656)	$(150)

The tax effects of temporary differences that give rise to significant portions of our deferred tax assets as of December 31, 2013 and 2012 are presented below:

	Successor
	For the year ended December 31, 2013	For the period from July 18 to December 31, 2012
Deferred tax assets:
Depreciation and amortization	$—	$4
Prepaid fees and rent	1,156	448
Other	23	—
Total deferred tax assets	1,179	452
Less valuation allowance	—	—
Net deferred tax assets	$1,179	$452
Deferred tax liabilities:
Depreciation and amortization	$853	$—
Deferred revenues	—	—
Total deferred tax liabilities	$853	$—
Total net deferred tax assets (liabilities)	$326	$452

On the balance sheet, deferred tax assets are recorded within Receivables and Other Assets and deferred tax liabilities are recorded within Accrued Expenses and Other Liabilities.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. New Senior Investment Group has not recorded a valuation allowance against its deferred tax assets as of December 31, 2013, as management believes that it is more likely than not that its deferred tax assets will be realized.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

NOTE 12.    COMMITMENTS AND CONTINGENCIES

Certain Obligations, Liabilities and Litigation

The Company may be subject to various obligations, liabilities and litigation assumed in connection with or arising out of its acquisitions or otherwise arising in connection with its on-going business. Some of these liabilities may be indemnified by third parties. However, if these liabilities are greater than expected or were not known to the Company at the time of acquisition, if the Company is not entitled to indemnification, or if the responsible third party fails to indemnify the Company for these liabilities, such obligations, liabilities and litigation could have a material adverse effect on the Company. In addition, in connection with the sale or leasing of properties, the Company may incur various obligations and liabilities, including indemnification obligations, relating to the operations of those properties, which could have a material adverse effect on our financial position, cash flows and results of operations.

Proceedings Indemnified and Defended by Third Parties

From time to time, the Company is party to certain legal actions, regulatory investigations and claims for which third parties are contractually obligated to indemnify, defend and hold us harmless. While the Company is presently not being defended by any tenant and other obligated third parties in these types of matters, there is no assurance that its tenants, their affiliates or other obligated third parties will continue to defend the Company in these matters, or that such parties will have sufficient assets, income and access to financing to enable them to satisfy their defense and indemnification obligations to the Company.

Environmental Costs

As a commercial real estate owner, the Company is subject to potential environmental costs. At December 31, 2013, management of the Company is not aware of any environmental concerns that would have a material adverse effect on Company’s financial position or results of operations.

As of December 31, 2013, management believes there are no material contingencies that would affect our results of operations, cash flows or financial position.

NOTE 13.    CONCENTRATION OF CREDIT RISK

As of December 31, 2013 and 2012, Blue Harbor and Holiday managed and operated approximately 32% of the Company’s real estate investments based on their carrying amount. Also, as of December 31, 2013, senior housing properties under the triple net master leases constituted approximately 68% of the Company’s real estate portfolio based on their carrying amount. Our properties are located in 25 states as of December 31, 2013, with properties in four states accounting for more than 10% of our Managed Properties revenues or net operating income (“NOI,” which is defined as total revenues, excluding interest and other income, less property-level operating expenses).

Triple Net Lease Properties

For the year ended December 31, 2013 and the period from July 17 to December 31, 2012, approximately 2.3% and 0%, respectively, of our total revenues and 7.8% and 0%, respectively, of our total NOI were derived from our lease agreements with the Master Tenants, or the Guarantor. Our triple net leases obligate the tenant to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures, and to comply with the terms of the mortgage financing documents, if any, affecting the properties. In addition, each of these leases has guaranty and cross-default provisions tied to other leases with the same tenant.

Because the properties we lease to the Master Tenants, or the Guarantor, account for a significant portion of our total revenues and NOI, our financial condition and results of operations could be weakened and our ability to service our indebtedness and to make distributions to our stockholders could be limited if the Master Tenants become unable or

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED (SUCCESSOR) AND COMBINED (PREDECESSOR)
FINANCIAL STATEMENTS
For the year ended December 31, 2013 and
period from July 18, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to July 17, 2012 and
the year ended December 31, 2011 (Predecessor)
(dollars in thousands)

unwilling to satisfy their obligations to us or to renew leases with us upon expiration of the terms thereof. We cannot assure you that either Master Tenant will have sufficient assets, income and access to financing to enable it to satisfy its respective obligations to us, and any inability or unwillingness by the Master Tenants to do so could have a material adverse effect on our business, financial condition, results of operations and liquidity, our ability to service our indebtedness and other obligations and our ability to make distributions to our stockholders, as required for us to continue to qualify as a REIT (a “Material Adverse Effect”). We also cannot assure you that either Master Tenant will elect to renew their respective leases with us upon expiration of their terms or that we will be able to reposition any properties that are not renewed on a timely basis or on the same or better economic terms, if at all.

The following table sets forth the future contracted minimum rental revenue, excluding contingent payment escalations, but including straight-line leasing adjustments where applicable, for all of the Company’s triple net leases as of December 31, 2013:

Total Holiday Portfolio
2014	$65,031
2015	67,957
2016	71,015
2017	74,211
2018	76,808
Thereafter	1,170,819
Total	$1,525,841

Managed Properties

Because Blue Harbor and Holiday manage, but do not lease, our properties, we are not directly exposed to their credit risk in the same manner or to the same extent as our triple net tenants. However, we rely on our managers’ personnel, expertise, technical accounting resources and information systems, proprietary information, good faith and judgment to manage our senior housing communities efficiently and effectively. We also rely on our managers to set resident fees and otherwise operate those properties in compliance with the terms of our management agreements. Although we have various rights as the property owner under our management agreements, including various rights to terminate and exercise remedies under the agreements as provided therein, Blue Harbor’s and Holiday’s inability or unwillingness to satisfy their obligations under those agreements, to efficiently and effectively manage our properties, or to provide timely and accurate accounting information with respect thereto could have a Material Adverse Effect on us. In addition, significant changes in Blue Harbor’s and Holiday’s senior management or any adverse developments in their businesses and affairs or financial condition could have a Material Adverse Effect on us.

NOTE 14.    SUBSEQUENT EVENTS

These financial statements include a discussion of material events, if any, which have occurred subsequent to December 31, 2013 (referred to as “subsequent events”) through the issuance of these consolidated financial statements. Events subsequent to that date have not been considered in these financial statements.

In January 2014, New Senior Investment Group invested $23 million, financed with approximately $17 million of non-recourse mortgage notes, to acquire two senior housing properties located in Michigan and Ohio which collectively have 261 beds. In May 2014, New Senior Investment Group invested $22 million to acquire three assisted living and memory care properties. These properties will be integrated into our Managed Properties segment.

These acquisitions will be accounted for under the acquisition method, whereby all assets acquired and liabilities assumed are recognized at their acquisition-date fair value with acquisition-related costs being expensed as incurred.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2014 (unaudited) and December 31, 2013
(dollars in thousands)

	March 31, 2014	December 31, 2013
Assets
Real estate Investments:
Land	$104,634	$102,064
Buildings, improvements and other	1,291,199	1,271,364
Accumulated depreciation	(21,123)	(10,526)
Net real estate property	1,374,710	1,362,902
Acquired lease and other intangible assets	125,433	123,063
Accumulated amortization	(34,408)	(22,174)
Net real estate intangibles	91,025	100,889
Net real estate investments	1,465,735	1,463,791

Cash and cash equivalents	37,005	30,393
Receivables and other assets	24,011	13,432
Deferred financing costs, net	40,177	41,979
Total assets	$1,566,928	$1,549,595

Liabilities and Equity
Liabilities
Mortgage notes payable	$1,091,898	$1,077,172
Due to affiliates	7,405	5,894
Accrued expenses and other liabilities	66,680	58,694
Total liabilities	1,165,983	1,141,760

Commitments and contingencies (Note 12)

Member’s Equity
Total Member’s Equity	400,945	407,835
Total Liabilities and Equity	$1,566,928	$1,549,595

See notes to condensed consolidated financial statements

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(dollars in thousands)

	Three months ended March 31,
	2014	2013
Revenues
Resident fees and services	$35,537	$12,979
Rental revenue	22,298	—
Total revenues	57,835	12,979

Expenses
Property operating expense	25,691	9,204
Depreciation and amortization	22,835	4,033
Interest	13,305	1,221
Acquisition and transaction	4,091	31
Management fee to affiliate	1,653	290
General and administrative	838	156
Total expenses	68,413	14,935

Loss before income taxes	(10,578)	(1,956)

Income tax expense	360	211

Net loss	$(10,938)	$(2,167)

See notes to condensed consolidated financial statements

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S EQUITY (Unaudited)
(dollars in thousands)

Member’s Equity
Member’s Equity at December 31, 2012	$69,704
Contributions from members	4,411
Distributions to members	(2,250)
Net loss	(2,167)
Member’s Equity at March 31, 2013	$69,698

Member’s Equity at December 31, 2013	$407,835
Contributions from members	12,129
Distributions to members	(8,081)
Net loss	(10,938)
Member’s Equity at March 31, 2014	$400,945

See notes to condensed consolidated financial statements

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(dollars in thousands)

	Three months ended March 31,
	2014	2013
Cash flows from operating activities
Net (loss) income	$(10,938)	$(2,167)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	22,835	4,033
Amortization on deferred financing fees	2,054	97
Amortization of deferred community fees	(148)	(137)
Amortization of premium on mortgage notes payable	215	—
Non cash straight line rent	(6,064)	—
Changes in:
Receivables and other assets	(2,062)	(365)
Due to affiliates	1,511	326
Accrued expenses and other liabilities	8,135	(239)
Net cash from (used in) operating activities	15,538	1,548
Cash flows from investing activities
Acquisition of real estate property and acquired intangibles	(23,000)	—
Capital expenditures	(1,785)	(117)
Deposits paid on investments	(2,448)	(2,700)
Net cash used in investing activities	(27,233)	(2,817)
Cash flows from financing activities
Proceeds from mortgage notes payable	17,250	—
Principal payments of mortgage notes payable	(2,739)	—
Payment of deferred financing costs	(252)	—
Purchase of derivative instruments	—	—
Capital contributions from members	12,129	4,411
Capital contributions to members	(8,081)	(2,250)
Net cash from (used in) financing activities	18,307	2,161
Net increase (decrease) in cash and cash equivalents	6,612	892
Cash and cash equivalents, beginning of period	30,393	9,720
Cash and cash equivalents, end of period	$37,005	$10,612

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest expense	$8,667	$1,072
Cash paid for income taxes	82	—

See notes to condensed consolidated financial statements

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in tables in thousands, except per share data)

1.    ORGANIZATION

New Senior Investment Group Inc. (“the Company”, “we” or “us”) invests in a diversified portfolio of senior housing properties across 26 states in the continental United States. We were formed as Newcastle Senior Living Holdings LLC, a Delaware limited liability company in 2012 and are a wholly owned subsidiary of Newcastle Investment Corp (“Newcastle” or “Parent”). We converted to a Delaware corporation on May 30, 2014 and changed our name to New Senior Investment Group Inc. (“New Senior Investment Group”) to be effective June 16, 2014. The Company is currently headquartered in Dallas, Texas.

The Company operates in two reportable segments: (1) Managed Properties and (2) Triple Net Lease Properties.

The Company has invested in 35 senior housing properties as of March 31, 2014 and engaged property managers to manage them on a day-to-day basis under the Managed Properties segment. These properties consist of four dedicated independent living (“IL-only”) properties and 31 properties with a combination of independent living, assisted living or memory care (“AL/MC”) properties.

The Company also invested in 51 properties (“the Holiday Portfolio”) as of March 31, 2014 under the Triple Net Lease Properties segment, which are subject to triple net lease arrangements with subsidiaries of Holiday Retirement Corp (the “Master Tenant” or collectively with its subsidiaries, the “Master Tenants”). In a triple net lease transaction, we generally purchase property, lease it back to the seller and the lessee agrees to operate and maintain the property at its own expense, including repairs, maintenance, capital expenditures, utilities, taxes, insurance, and the payroll expense of property-level employees. The triple net lease properties in our current portfolio have 17-year terms with rental payments that escalate over time.

All of our Managed Properties are operated by either Holiday Acquisition Holdings LLC (“Holiday”) or FHC Property Management LLC (together with its subsidiaries, “Blue Harbor”), collectively the “Property Managers,” under property management agreements (the “Property Management Agreements”). Under the Property Management Agreements, the Property Managers are responsible for the day-to-day operations of our senior housing properties and are entitled to a management fee in accordance with the terms of the Property Management Agreements. See Note 10.

Our Parent is party to a management agreement (the “Management Agreement”) with FIG LLC (the “Manager”), a subsidiary of Fortress Investment Group LLC (“Fortress”), under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company’s board of directors. For its services, the Manager receives an annual management fee and incentive compensation, in accordance with the terms of the Management Agreement, and is entitled to the reimbursement of certain costs, such as travel expenses. Upon separation, we will enter into a separate management agreement with the Manager. See Note 10.

The board of directors of Newcastle has announced plans for the separation (the “Spin-off”) of the New Senior Investment Group's business from Newcastle and the establishment of New Senior Investment Group as a separate, publicly traded real estate investment trust (“REIT”). To effect the separation, Newcastle will distribute all of the shares of our common stock held by Newcastle to holders of Newcastle common stock, subject to certain conditions. Immediately following the distribution, Newcastle's stockholders will own 100% of our common stock.

We will elect to be taxed, and intend to qualify, as a real estate investment trust (REIT) for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2014. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code (the “Code”), relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our shareholders and the concentration of ownership of our capital stock. We believe that, commencing with our initial taxable year ending December 31, 2014, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in tables in thousands, except per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – During the three months ended March 31, 2014 and March 31, 2013, the Company was not operated as a stand-alone business from Newcastle. The condensed consolidated financial statements have been prepared on a stand-alone basis from the condensed consolidated financial statements and accounting records of Newcastle and reflect Newcastle’s basis in the acquired properties. Management believes that the assumptions and methods of allocation used in the accompanying condensed consolidated financial statements are reasonable. Following the spin-off, the Company will be an independent publicly traded real estate investment trust (“REIT”) primarily focused on investing in senior housing properties.

These condensed consolidated statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The results and cash flows reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire fiscal year. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These condensed consolidated financial statements should be read in conjunction with our results of operations, financial position and cash flows in the Company’s financial statements for the year ended December 31, 2013.

The accompanying condensed consolidated financial statements reflect all revenues, expenses and cash flows directly attributable to the Company. Certain expenses of Newcastle, comprised primarily of a portion of its management fee, acquisition and transaction costs and general and administrative costs, have been allocated to New Senior Investment Group to the extent they were directly associated with the Company for periods prior to the spin-off. The portion of the management fee allocated to New Senior Investment Group prior to the spin-off represents the product of the management fee rate payable by Newcastle, 1.50%, and New Senior Investment Group’s gross equity, which management believes is a reasonable method for quantifying the cost of the services provided by the employees of the Manager to the Company. New Senior Investment Group and Newcastle do not intend to share any costs following the spin-off.

Principles of Consolidation – The condensed consolidated historical results of operations, financial position and cash flows have been prepared in accordance with GAAP. All significant intercompany transactions and balances have been eliminated.

The Company consolidates those entities in which it has an investment of 50% or more and has control over significant operating, financial and investing decisions of the entity. At March 31, 2014 and December 31, 2013, the Company did not have any investments in variable interest entities (“VIEs”). VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Use of Estimates – Management is required to make estimates and assumptions when preparing financial statements in conformity with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from management’s estimates.

REVENUE RECOGNITION

Resident fees and services – Resident fees and services include monthly rental revenue, care income and ancillary income recognized from our managed property segment. Resident fees and services are recognized monthly as services are provided. Lease agreements with residents are cancelable by the resident with 30 days’ notice. Ancillary income primarily relates to non-refundable community fees. Non-refundable community fees are recognized on a straight-line basis over the average length of stay of residents, which management estimates to be approximately 24 months for assisted living or memory care properties, and approximately 33 months for independent living properties.

Triple Net Lease Properties – Rental revenue from our Triple Net Lease Properties segment is recognized on a straight-line basis over the applicable term of the lease when collectability is reasonably assured. Our triple net lease arrangements with Holiday provide for periodic and determinable increases in base rent. Recognizing rental revenue

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in tables in thousands, except per share data)

on a straight-line basis typically results in recognizing revenue in excess of cash amounts contractually due from our tenants during the first half of the lease term, creating a straight line receivable that is included in other assets. As of March 31, 2014 and December 31, 2013, straight-line rent receivable (net of allowances) was $6,586 and $522, respectively.

Real Estate Investments – Real estate investments are recorded at cost less accumulated depreciation. We account for acquisitions using the acquisition method and allocate the consideration for the businesses acquired among tangible and recognized intangible assets and liabilities based upon their estimated fair values as of the acquisition date. Recognized intangible assets primarily include the fair value of in-place resident leases. Transaction costs are expensed as incurred and included within acquisition and transaction expenses. In allocating the acquisition consideration between net tangible and identified intangible assets acquired and liabilities assumed, management makes estimates of the fair value of the tangible and intangible assets acquired and liabilities assumed using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities and independent appraisals. The fair value of the buildings acquired is determined on an as if vacant basis. See Note 3.

We estimate the fair value of in-place leases as (i) the present value of the estimated rental revenue that would have been forgone, offset by variable costs that would have otherwise been incurred during a reasonable lease-up period, as if the acquired units were vacant and (ii) the estimated absorption costs, such as additional marketing costs that would have been incurred during the lease-up period. The acquisition fair value of the in-place lease intangibles is amortized over the average length of stay of the residents at the senior housing properties on a straight-line basis, which management estimates to be 24 months for assisted living or memory care facilities and 33 months for independent living properties.

Above or below market intangibles reflect the fair value of the ground lease agreements in place at acquisition. New Senior Investment Group estimates the fair value of land lease intangibles as the difference between (a) the leased fee value and (b) the fee simple value. The acquisition fair values of the land lease intangibles are amortized over the contractual lives of the respective leases.

Other intangibles are primarily comprised of non-compete intangibles. Non-compete intangibles reflect the fair value of non-compete agreements at acquisition. The Company estimates the fair value of non-compete intangibles as the sum of (i) the present value of the consulting services during the non-compete period and (ii) the difference between (a) the present value of the net operating income with the non-compete agreements in place and (b) the present value of the net operating income, as if the non-compete agreements were not in place. The acquisition fair value of the non-compete intangibles is amortized over the non-compete period on a straight-line basis, which is five years.

Depreciation is calculated on a straight-line basis using estimated remaining useful lives not to exceed 40 years for buildings, 3 to 10 years for building improvements and 3 to 5 years for other fixed assets. Expenditures for repairs and maintenance are expensed as incurred.

Amortization is calculated on a straight-line basis using estimated useful lives of 17 to 82 years, 5 to 13 years and 24 to 33 months for above/below market intangibles, other intangibles and in-place lease intangibles, respectively.

Impairment of Long Lived Assets – We periodically evaluate our long-lived assets, including definite lived intangible assets, primarily consisting of our real estate investments, for impairment indicators. If indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying operations. In performing this evaluation, we consider market conditions and our current intentions with respect to holding or disposing of the asset. We adjust the net book value of leased properties and other long-lived assets to fair value if the sum of the expected future undiscounted cash flows, including sales proceeds, is less than book value. We recognize an impairment loss at the time we make any such determination.

The Company did not record any impairment charges related to its real estate assets and related intangibles during any of the reporting periods presented.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in tables in thousands, except per share data)

We also periodically assess the carrying value of intangible assets to determine whether facts and circumstances would suggest that these assets might be impaired or that their useful lives should be revised. In the event of an impairment in value occurs and we believe that the carrying amount will not be recovered, the carrying basis of the intangible asset is reduced to its estimated fair value.

The Company did not record any impairment charges related to its real estate assets and related intangibles during any of the reporting periods presented.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on hand and all highly liquid short term investments with maturities of 90 days or less, when purchased. These investments are recorded at cost which approximates fair value.

Deferred Financing Costs – We amortize deferred financing costs as a component of interest expense over the terms of the related borrowings using the effective interest rate method.

Receivables and Other Assets – Receivables and other assets consist primarily of escrows held by lenders, net tenant receivables, prepaid property taxes and straight line rent receivables.

The Company assesses the collectability of its receivables, including straight-line tenant receivables, and defers recognition of revenue if collectability is not reasonably assured. The Company bases its assessment of the collectability of tenant receivables on several factors, including, among other things, payment history, the financial strength of the tenant and any guarantors, the value of the underlying collateral, if any, and current economic conditions. If the evaluation of these factors indicates it is probable that the Company will not be able to recover the full value of the receivable, the Company provides a reserve against the portion of the receivable that the Company estimates may not be ultimately recovered.

Deferred Revenue – Deferred revenue primarily includes non-refundable community fees received by the Company when residents move in. Deferred revenue amounts are amortized into income on a straight-line basis over the average length of stay of the tenants, and are included within accrued expenses and other liabilities on our condensed consolidated balance sheet.

Capital Contributions – Capital contributions include amounts paid by our Parent on behalf of the Company for the acquisition of senior housing properties, related acquisition and transaction costs, deposits related to future potential acquisitions and general and administrative expenses.

Income Taxes

New Senior Investment Group intends to elect and qualify as a REIT under the requirements of the Code. Requirements for qualification as a REIT include various restrictions on ownership of stock, requirements concerning distribution of taxable income and certain restrictions on the nature of assets and sources of income. A REIT must distribute at least 90% of its taxable income to its stockholders of which 85% plus any undistributed amounts from the prior year must be distributed within the taxable year in order to avoid the imposition of an excise tax. Distribution of the remaining balance may extend until timely filing of New Senior Investment Group’s tax return in the subsequent taxable year. Qualifying distributions of taxable income are deductible by a REIT in computing taxable income.

Certain of our activities are conducted through taxable REIT subsidiaries (“TRS”) and therefore are subject to federal and state income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases upon the change in tax status. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes on the consolidated statements of income.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in tables in thousands, except per share data)

Fair Value Measurement – Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy, which is described below, prioritizes the inputs used by the Company in measuring fair value:

•	Level 1 – Quoted prices for identical instruments in active markets
•	Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations, in which all significant inputs are observable in active markets
•	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions

EXPENSE RECOGNITION

Management Fees to Affiliate – Management fees represent an allocation of fees by and due to Newcastle based on the equity used in funding Newcastle’s contributions to the Company. The management fees are equal to 1.5% of the gross equity, as defined in the Management Agreement between Newcastle and FIG LLC and have been allocated to the Company based on Newcastle’s contributions to us since July 2012. See Note 10.

Advertising Costs – The Company expenses advertising costs as incurred. Advertising costs were $114 and $64 for the three months ended March 31, 2014 and 2013, respectively, and are included in property operating expenses in the consolidated statements of operations.

Recent Accounting Pronouncements – In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update changes the requirements for reporting and the definition of discontinued operations. Based on the update, the disposal of a component of an entity, or a group of components of an entity, is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when certain defined criteria are met. The ASU is effective for fiscal years and interim periods ending after December 15, 2014 and shall be applied prospectively. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.

On May 28, 2014, the FASB and IASB issued ASU 2014-09 on revenue from contracts with customers. The standard outlines a new model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The core principle of the new revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” The ASU applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. Certain of the ASU’s provisions also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of (1) property, plant, and equipment; (2) real estate; or (3) intangible assets). The ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016, for public entities. Early application is not permitted. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance in the ASU. The Company is in the process of assessing the impact of the ASU on its financial statements.

3.    ACQUISITIONS

During the three months ended March 31, 2014, we completed the acquisitions of two senior housing properties located in Michigan and Ohio, for an aggregate purchase price of approximately $22.8 million plus acquisition costs. These acquisitions were accounted for under the acquisition method, whereby all assets acquired and liabilities assumed are recognized at their acquisition-date fair value with acquisition-related costs being expensed as incurred.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in tables in thousands, except per share data)

A summary of the initial recording of the above acquisitions is as follows:

At Acquisition
Managed Properties
Allocation of Purchase Price
Real Estate Property	$20,630
Lease intangibles	2,370
Other assets, net of other liabilities	(200)
Total Purchase Price	$22,800

Mortgage notes payable(A)	(17,250)
Net assets	$5,550
Total acquisition related expenses(B)	$258

(A)	See Note 8.

(B)	Acquisition related costs are expensed as incurred and included within acquisition and transaction expense on the condensed consolidated statement of operations.

4.    SEGMENT REPORTING

As of March 31, 2014, the Company operated in two reportable business segments: Triple Net Lease Properties and Managed Properties. Under its Triple Net Lease Properties segment, the Company invests in senior housing and healthcare properties throughout the United States and leases those properties to healthcare operating companies under triple net leases that obligate the tenants to pay all property-related expenses. Under its Managed Properties segment, the Company invests in and owns senior housing properties throughout the United States and engages property managers to manage those senior housing properties.

The Company evaluates performance of the combined properties in each reportable business segment based on segment net operating income (“NOI”). The Company defines NOI as total revenues less property-level operating expenses which include property management fees and travel cost reimbursements to affiliates. The Company believes that net income, as defined by GAAP, is the most appropriate earnings measurement. However, the Company believes that segment NOI serves as a useful supplement to net income because it allows investors, analysts and our management to measure unlevered property-level operating results and to compare the Company’s operating results to the operating results of other real estate companies and between periods on a consistent basis. Segment NOI should not be considered as an alternative to net income as determined in accordance with GAAP.

Summary information by reportable business segment is as follows:

	Three months ended March 31, 2014			Three Months Ended March 31, 2013
	Triple Net Lease Properties	Managed Properties	Consolidated	Managed Properties
Revenues
Resident fees and services	$—	$35,537	$35,537	$12,979
Rental revenue	22,298	—	22,298	—

Less: Property level expenses	—	25,691	25,691	9,204
Segment net operating income	$22,298	$9,846	$32,144	$3,775

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in tables in thousands, except per share data)

	Three months ended March 31, 2014			Three Months Ended March 31, 2013
	Triple Net Lease Properties	Managed Properties	Consolidated	Managed Properties

Depreciation and amortization			22,835	4,033
Interest			13,305	1,221
General and administrative			838	156
Management fee to affiliate			1,653	290
Acquisition and transaction expenses			4,091	31
Income tax expense			360	211
Net loss			(10,938)	(2,167)
Total assets	$1,033,732	$533,196	$1,566,928	$196,273

Property operating expenses includes property management fee of $2,144 and $779 and travel reimbursement costs of $71 and $33 for the three months ended March 31, 2014 and 2013, respectively.

The Company’s properties in Florida, California, Utah and Oregon accounted for approximately of 24.7%, 7.0%, 6.2% and 4.0%, respectively, of Managed Properties revenues for the three months ended March 31, 2014. The Company’s properties in Texas accounted for approximately 5.8% of Triple Net Lease Properties revenues for the three months ended March 31, 2014.

5.    REAL ESTATE INVESTMENTS

Changes in gross carrying amount and accumulated depreciation for our real estate assets are as follows:

Gross carrying amount
Balance as at December 31, 2013	$1,373,428
Additions:
Acquisition of real estate investments	20,630
Additions to real estate investments	1,785
Disposals:
Disposals of assets	(10)
Balance as at March 31, 2014 (Unaudited)	$1,395,833

Accumulated depreciation
Balance as at December 31, 2013	(10,526)
Additions:
Depreciation expense	(10,600)
Disposals:
Disposals of assets	3
Balance as at March 31, 2014 (Unaudited)	$(21,123)

Depreciation expense for the three months ended March 31, 2014 and 2013 was $10,600 and $1,164, respectively. Depreciation expense for furniture, fixtures and equipment for the three months ended March 31, 2014 and March 31, 2013 was $2,660 and $176, respectively.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in tables in thousands, except per share data)

The following tables summarize the Company’s intangible assets as of March 31, 2014 and December 31, 2013:

	March 31, 2014
	Gross carrying amount	Accumulated amortization	Net carrying amount
Above/below market intangibles	$5,049	$(37)	$5,012
In-place lease intangibles	114,584	(33,810)	80,774
Other intangibles	5,800	(561)	5,239
Total intangibles	$125,433	$(34,408)	$91,025
	December 31, 2013
	Gross carrying amount	Accumulated amortization	Net carrying amount
Above/below market intangibles	$5,049	$(3)	$5,046
In-place lease intangibles	112,214	(21,824)	90,390
Other intangibles	5,800	(347)	5,453
Total intangibles	$123,063	$(22,174)	$100,889

Amortization expense for the three months ended March 31, 2014 and 2013 was $12,235 and $2,869, respectively.

6.    RECEIVABLES AND OTHER ASSETS

	March 31, 2014	December 31, 2013
Tenant receivables, net	$3,381	$2,993
Prepaid expenses	1,700	2,444
Security deposits	1,346	1,289
Other receivables	3,347	1,119
Escrows held by lenders	5,497	2,834
Deferred tax asset	1,179	1,179
Other assets	7,561	1,574
	$24,011	$13,432

Tenant receivables are recorded net of allowance of $57 and $58 at March 31, 2014 and December 31, 2013, respectively. Valuation allowance for the three months ended March 31, 2014 and March 31, 2013 was $236 and $7, respectively

7.    DEFERRED FINANCING COSTS

	March 31, 2014	December 31, 2013
Gross amount	$43,263	$43,011
Accumulated amortization	(3,086)	(1,032)
Net	$40,177	$41,979

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in tables in thousands, except per share data)

8.    MORTGAGE NOTES PAYABLE

The following table presents certain information regarding the Company’s mortgage notes payable at March 31, 2014 and December 31, 2013:

	Successor
	March 31, 2014					December 31, 2013
Debt obligation	Outstanding face amount	Carrying value	Final stated maturity	Stated interest rate	Weighted average maturity	Outstanding face amount	Carrying value
Managed Properties
Fixed Rate	$158,601	$158,751	Aug 2018 – Mar 2020	1.56% to 4.93%	5.0	$159,228	$159,238
Floating Rate(a)	215,903	215,903	Aug 2016 – Jan 2019	LIBOR + 3.50% to 4.75%	3.9	198,584	198,584
Triple Net Lease Properties
Fixed Rate	717,244	717,244	Jan 2021 − Jan 2024	4.00% to 4.30%	7.6	719,350	719,350
Total	$1,091,748	$1,091,898				$1,077,162	$1,077,172

(a)	Floating rate mortgage notes payable with a carrying value of $165,021 as of March 31, 2014 and December 31, 2013, have a LIBOR floor of 1%.

The carrying value of the collateral relating to our fixed rate and floating rate mortgages was $1,174,179 and $291,556 as of March 31, 2014 and $1,193,616 and $270,175 as of December 31, 2013, respectively.

The Company’s mortgage notes payable contain various customary financial and other covenants, in some cases including a Debt Service Coverage Ratio and Project Yield, as defined. The Company was in compliance with all of the covenants in its mortgage notes payable agreements as of March 31, 2014.

The fair values of mortgage notes payable at March 31, 2014 and December 31, 2013 is $1,092,047 and $1,075,390, respectively.

The following table summarizes the level of the fair value hierarchy, valuation techniques and inputs used for estimating each class of liabilities not measured at fair value in the statement of financial position but for which fair value is disclosed:

Type of liabilities not measured at fair value for which fair value is disclosed	Fair value hierarchy	Valuation techniques and significant inputs
Mortgage notes payable	Level 3	Valuation technique is based on discounted cash flows.
Significant inputs include:
		•	Amount and timing of expected future cash flows
		•	Interest rates
		•	Collateral funding spreads

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in tables in thousands, except per share data)

9.    ACCRUED EXPENSES AND OTHER LIABILITIES

	March 31, 2014 (Unaudited)	December 31, 2013
Security deposits payable	$43,754	$43,679
Accounts payable	4,246	2,578
Mortgage interest payable	3,471	1,237
Contingent consideration	1,500	1,500
Property tax payable	1,484	774
Rent collected in advance	2,221	2,252
Deferred community fees, net	1,231	1,094
Deferred tax liability	923	853
Income tax payable	449	243
Other liabilities	7,401	4,484
	$66,680	$58,694

10.    TRANSACTIONS WITH AFFILIATES AND AFFILIATED ENTITIES

Management Agreements

For the three months ended March 31, 2014 and 2013, the Company was not party to a stand-alone management agreement with the Manager. Our Parent, however, has a Management Agreement with the Manager and as a result, the Company was allocated a portion of the fee paid by our Parent for management services of $1,653 and $290 for the three months ended March 31, 2014 and 2013, respectively.

Our Parent’s Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company’s behalf, including costs of legal, accounting, tax, auditing, administrative and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager’s employees, based on amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis.

To provide an incentive for the Manager to enhance the value of our common stock, the Manager is entitled to receive an incentive return (the “Incentive Compensation”) on a cumulative, but not compounding basis, and subject to certain performance targets and contingent events. Because none of the conditions requiring an incentive payment by our Parent to the Manager were met, no incentive fee was allocated to us.

Property Management Agreements

Within our Managed Properties segment, the Company is party to Property Management Agreements with affiliates of Fortress to manage its senior housing properties. Pursuant to the Property Management Agreements for each property, the Company pays property management fees equal to either (i) 5% of the property’s effective gross income (as defined in the Property Management Agreements) or 6% of the property’s gross income (as defined in the agreements) for the first two years and 7% thereafter. As the owner of the managed properties, the Company is responsible for the properties’ operating costs, including repairs, maintenance, capital expenditures, utilities, taxes, insurance and the payroll expense of property-level employees. Property management fees are included in property operating expenses in the statement of operations. The payroll expense is structured as a reimbursement to the Property Manager, who is the employer of record. We reimbursed the Property Managers for approximately $13,635 and $5,048 of property-level payroll expenses relating to our operations during the three months ended March 31, 2014 and 2013, respectively. These payroll reimbursements are also included in property operating expense in the statement of operations. The Property Management Agreements have an initial term of 10 years and provide for automatic one-year extensions after the initial term, subject to termination rights.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in tables in thousands, except per share data)

	For the three months ended March 31,
	2014	2013
Management fee	$1,653	$290

11.    INCOME TAXES

	For the three months ended March 31,
	2014	2013
Current:
Federal	$240	$136
State and local	51	29
Total current provision	$291	$165

Deferred
Federal	$63	$44
State and local	6	2
Total deferred provision	$69	$46
Total provision for income taxes	$360	$211

The income tax provisions for the three months ended March 31, 2014 and 2013 have been calculated based on the Company’s best estimate of its estimated effective tax rate and estimate of the taxable REIT subsidiaries’ (‘TRSs’) ordinary income for the corresponding tax year.

12.    COMMITMENTS AND CONTINGENCIES

Certain Obligations, Liabilities and Litigation – The Company may be subject to various obligations, liabilities and litigation assumed in connection with or arising out of its acquisitions or otherwise arising in connection with its on-going business. Some of these liabilities may be indemnified by third parties. However, if these liabilities are greater than expected or were not known to the Company at the time of acquisition, if the Company is not entitled to indemnification, or if the responsible third party fails to indemnify the Company for these liabilities, such obligations, liabilities and litigation could have a material adverse effect on the Company. In addition, in connection with the sale or leasing of properties, the Company may incur various obligations and liabilities, including indemnification obligations, relating to the operations of those properties, which could have a material adverse effect on our financial position, cash flows and results.

Proceedings Indemnified and Defended by Third Parties – From time to time, the Company is party to certain legal actions, regulatory investigations and claims for which third parties are contractually obligated to indemnify, defend and hold us harmless. While the Company is presently not being defended by any tenant and other obligated third parties in these types of matters, there is no assurance that its tenants, their affiliates or other obligated third parties will continue to defend the Company in these matters, or that such parties will have sufficient assets, income and access to financing to enable them to satisfy their defense and indemnification obligations to the Company.

Environmental Costs – As a commercial real estate owner, the Company is subject to potential environmental costs. At March 31, 2014, management of the Company is not aware of any environmental concerns that would have a material adverse effect on Company’s financial position or results of operations.

As of March 31, 2014, management believes there are no material contingencies that would affect our results of operations, cash flows or financial position.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in tables in thousands, except per share data)

13.    SUBSEQUENT EVENTS

These financial statements include a discussion of material events, if any, which have occurred subsequent to March 31, 2014 (referred to as “subsequent events”) through the issuance of these consolidated financial statements. Events subsequent to that date have not been considered in these financial statements.

In May 2014, New Senior Investment Group invested $22 million to acquire three assisted living and memory care properties. These properties will be integrated into our Managed Properties segment and will be managed by Blue Harbor.

These acquisitions will be accounted for under the acquisition method, whereby all assets acquired and liabilities assumed are recognized at their acquisition-date fair value with acquisition-related costs being expensed as incurred.

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2013
(dollars in thousands)

The following tables set forth certain information regarding the investments in real estate at December 31, 2013:

	Initial Cost					Gross Carrying Amount
City, State	Land	Building	Building Improve- ments	Furniture, Fixtures and Equip- ment	Costs capitalized subsequ- ent to Acquisi- tion	Land	Building	Building Improve- ments	Furniture, Fixtures and Equipment	Total	Accumu- lated Deprecia- tion
Farmington, CT	$3,591	$23,211	$43	$268	$—	$3,591	$23,211	$43	$268	$27,113	$(16)
Winter Haven, FL	3,532	21,840	222	1,477	148	3,532	21,840	287	1,560	27,219	(371)
St Louis, MO	1,061	26,461	174	833	—	1,061	26,461	174	833	28,529	(19)
Lemoyne, PA	936	25,455	130	668	—	936	25,455	130	668	27,189	(18)
Fayetteville, NY	782	25,498	158	668	—	782	25,498	158	668	27,106	(18)
Simi Valley, CA	3,209	21,816	184	730	—	3,209	21,816	184	730	25,939	(17)
Rocky Hill, CT	—	25,641	166	605	—	—	25,641	166	605	26,412	(18)
Paducah, KY	267	19,013	182	864	—	267	19,013	182	864	20,326	(19)
Harrisburg, PA	992	24,263	115	764	—	992	24,263	115	764	26,134	(18)
Durham, NC	1,061	23,982	167	605	—	1,061	23,982	167	605	25,815	(17)
Santa Cruz, CA	2,255	20,931	265	58	123	2,255	20,931	370	76	23,632	(870)
Sarasota, FL	668	23,728	217	668	—	668	23,728	217	668	25,281	(16)
Lubbock, TX	1,018	17,732	302	946	—	1,018	17,732	302	946	19,998	(18)
Cary, NC	2,103	20,647	200	774	—	2,103	20,647	200	774	23,724	(16)
Yorktown, VA	2,211	19,344	179	689	—	2,211	19,344	179	689	22,423	(15)
Tallahassee, FL	1,100	20,214	242	668	—	1,100	20,214	242	668	22,224	(16)
Eugene, OR	935	20,383	411	91	88	935	20,383	507	83	21,908	(862)
Reno, NV	1,061	19,502	291	605	—	1,061	19,502	291	605	21,459	(16)
Greece, NY	699	20,487	156	668	—	699	20,487	156	668	22,010	(16)
Flower Mound, TX	2,073	17,333	220	704	—	2,073	17,333	220	704	20,330	(15)
Denton, TX	1,002	18,312	213	714	—	1,002	18,312	213	714	20,241	(15)
Eau Claire, WI	516	18,646	226	645	—	516	18,646	226	645	20,033	(15)
Corvallis, OR	1,543	17,927	191	843	—	1,543	17,927	191	843	20,504	(15)
Eugene, OR	1,577	17,171	208	675	—	1,577	17,171	208	675	19,631	(14)
Scottsdale, AZ	2,307	16,809	183	101	170	2,307	16,809	327	127	19,570	(708)
Fort Worth, TX	2,130	16,260	338	672	139	2,130	16,260	423	726	19,539	(775)
North Logan, UT	1,049	17,619	301	740	—	1,049	17,619	301	740	19,709	(15)
Santa Clara, CA	—	17,689	360	754	—	—	17,689	360	754	18,803	(15)
Salem, OR	1,389	16,502	137	893	—	1,389	16,502	137	893	18,921	(15)
Boyertown, PA	308	17,998	59	496	—	308	17,998	59	496	18,861	(14)
Media, PA	1,940	15,834	406	870	140	1,940	15,834	440	976	19,190	(233)
Fort Collins, CO	638	17,939	115	627	—	638	17,939	115	627	19,319	(14)
Wichita, KS	504	17,703	186	802	—	504	17,703	186	802	19,195	(15)
Clovis, CA	1,133	16,789	205	45	76	1,133	16,789	235	91	18,248	(671)
Cottonwood Heights, UT	1,496	16,160	238	58	154	1,496	16,160	275	175	18,106	(674)
Ballwin, MO	1,255	16,379	131	525	—	1,255	16,379	131	525	18,290	(12)
St Joseph, MO	864	16,155	199	627	—	864	16,155	199	627	17,845	(13)
Missoula, MT	309	16,334	113	658	—	309	16,334	113	658	17,414	(13)
Port Charlotte, FL	2,000	13,316	252	1,370	163	2,000	13,316	275	1,510	17,101	(213)
Bradenton, FL	1,367	14,124	235	1,247	124	1,367	14,124	259	1,347	17,097	(270)
San Antonio, TX	1,528	14,814	36	268	—	1,528	14,814	36	268	16,646	(11)
Lakeland, FL	1,108	14,790	48	918	76	1,108	14,790	70	972	16,940	(239)
Fort Gratiot, MI	62	15,788	246	833	—	62	15,788	246	833	16,929	(14)
New Bern, NC	1,676	12,808	234	1,148	132	1,676	12,808	258	1,256	15,998	(250)

SCH III-i

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2013
(dollars in thousands)

	Initial Cost					Gross Carrying Amount
City, State	Land	Building	Building Improve- ments	Furniture, Fixtures and Equip- ment	Costs capitalized subsequ- ent to Acquisi- tion	Land	Building	Building Improve- ments	Furniture, Fixtures and Equipment	Total	Accumu- lated Deprecia- tion
Lakewood, CO	1,327	13,956	242	350	—	1,327	13,956	242	350	15,875	(11)
Port Richey, FL	1,100	14,027	61	771	—	1,100	14,027	61	771	15,959	(12)
Topeka, KS	327	14,267	148	734	—	327	14,267	148	734	15,476	(13)
Dallas, TX	2,837	12,036	169	446	—	2,837	12,036	169	446	15,488	(10)
Pittsburgh, PA	3,260	11,435	203	410	207	3,260	11,435	352	468	15,515	(129)
Dallas, TX	2,351	12,165	105	526	—	2,351	12,165	105	526	15,147	(10)
Venice, FL	1,078	13,034	277	838	59	1,078	13,034	290	884	15,286	(222)
Boise, ID	1,465	13,157	477	58	116	1,465	13,157	580	71	15,273	(599)
Normal, IL	329	14,326	171	627	—	329	14,326	171	627	15,453	(12)
Pueblo, CO	446	13,758	42	377	—	446	13,758	42	377	14,623	(10)
Greeley, CO	237	13,778	81	596	—	237	13,778	81	596	14,692	(11)
Hillsboro, OR	1,617	11,699	84	486	—	1,617	11,699	84	486	13,886	(10)
Richardson, TX	1,316	12,052	168	710	—	1,316	12,052	168	710	14,246	(11)
Urbandale, IA	694	11,824	157	476	—	694	11,824	157	476	13,151	(10)
Surprise, AZ	1,131	10,914	164	635	—	1,131	10,914	164	635	12,844	(9)
Bettendorf, IA	1,488	10,814	64	466	—	1,488	10,814	64	466	12,832	(9)
Poughkeepsie, NY	—	11,848	282	670	101	—	11,848	341	712	12,901	(215)
Fort Myers, FL	1,950	9,018	242	1,040	48	1,950	9,018	242	1,088	12,298	(18)
Pinellas Park, FL	1,447	9,564	185	848	56	1,447	9,564	203	886	12,100	(183)
Richmond, VA	1,630	9,241	329	705	115	1,630	9,241	419	730	12,020	(69)
Clarksville, TN	625	10,454	68	298	—	625	10,454	68	298	11,445	(8)
Bradenton, FL	1,177	9,129	211	748	75	1,177	9,129	229	805	11,340	(172)
Brooksville, FL	1,807	8,578	211	568	74	1,807	8,578	230	623	11,238	(150)
Sanford, FL	1,407	8,742	269	629	63	1,407	8,742	291	670	11,110	(159)
Arlington, TX	319	9,670	151	391	—	319	9,670	151	391	10,531	(9)
Bountiful, UT	570	9,492	66	50	362	570	9,492	298	180	10,540	(355)
Port Charlotte, FL	1,078	8,381	231	679	49	1,078	8,381	238	721	10,418	(158)
Miscellaneous investments	11,796	64,418	1,952	3,773	941	11,796	64,418	2,294	4,332	82,840	(1,308)
	102,064	1,203,124	15,694	48,787	3,799	102,064	1,203,124	17,455	50,785	1,373,428	(10,526)

(1)	Depreciation is calculated on a straight line basis using the estimated useful lives detailed in Note 5.
(2)	The aggregate U.S. federal income tax basis for New Senior Investment Group’s real estate at December 31, 2013 was approximately $1.4 billion.

SCH III-ii

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2013
(dollars in thousands)

Property		Year Acquired	Year Constructed/ Renovated	Net Carrying Value		Encumbrances
Type	City, State			12/31/2013	12/31/2012	12/31/2013	12/31/2012
IL-only	Farmington, CT	2013	1989/NA	27,097	—	21,174	—
AL/MC	Winter Haven, FL	2013	1984/NA	26,848	—	19,199	—
IL-only	St Louis, MO	2013	2006/NA	28,510	—	20,537	—
IL-only	Lemoyne, PA	2013	2002/NA	27,171	—	20,614	—
IL-only	Fayetteville, NY	2013	2003/NA	27,088	—	20,543	—
IL-only	Simi Valley, CA	2013	2006/NA	25,922	—	19,658	—
IL-only	Rocky Hill, CT	2013	1998/NA	26,394	—	18,988	—
IL-only	Paducah, KY	2013	2004/NA	20,307	—	19,017	—
IL-only	Harrisburg, PA	2013	2000/NA	26,116	—	18,819	—
IL-only	Durham, NC	2013	1989/NA	25,798	—	18,615	—
AL/MC	Santa Cruz, CA	2012	1990/NA	22,762	23,272	19,850	17,220
IL-only	Sarasota, FL	2013	2005/NA	25,265	—	17,719	—
IL-only	Lubbock, TX	2013	1997/NA	19,980	—	17,582	—
IL-only	Cary, NC	2013	2003/NA	23,708	—	17,169	—
IL-only	Yorktown, VA	2013	2005/NA	22,408	—	17,003	—
IL-only	Tallahassee, FL	2013	2001/NA	22,208	—	16,854	—
AL/MC	Eugene, OR	2012	1998/NA	21,046	21,607	18,425	15,480
IL-only	Reno, NV	2013	2002/NA	21,443	—	16,726	—
IL-only	Greece, NY	2013	2004/NA	21,994	—	16,699	—
IL-only	Flower Mound, TX	2013	2007/NA	20,315	—	15,832	—
IL-only	Denton, TX	2013	2005/NA	20,226	—	15,763	—
IL-only	Eau Claire, WI	2013	2003/NA	20,018	—	15,601	—
IL-only	Corvallis, OR	2013	1999/NA	20,489	—	15,558	—
IL-only	Eugene, OR	2013	1995/NA	19,617	—	15,311	—
AL/MC	Scottsdale, AZ	2012	1999/2005	18,862	19,212	16,380	12,600
AL/MC	Fort Worth, TX	2012	1986/NA	18,764	19,393	16,125	16,125
IL-only	North Logan, UT	2013	2001/NA	19,694	—	14,963	—
IL-only	Santa Clara, CA	2013	1991/NA	18,788	—	14,814	—
IL-only	Salem, OR	2013	1990/NA	18,906	—	14,797	—
IL-only	Boyertown, PA	2013	1997/NA	18,847	—	14,697	—
AL/MC	Media, PA	2013	1995/NA	18,957	—	16,875	—
IL-only	Fort Collins, CO	2013	1987/NA	19,305	—	14,668	—
IL-only	Wichita, KS	2013	2001/NA	19,180	—	14,565	—
AL/MC	Clovis, CA	2012	1998/2007	17,577	17,969	15,343	11,700
AL/MC	Cottonwood Heights, UT	2012	2001/NA	17,432	17,772	15,159	12,480
IL-only	Ballwin, MO	2013	1990/NA	18,278	—	13,879	—
IL-only	St Joseph, MO	2013	1990/NA	17,832	—	13,581	—
IL-only	Missoula, MT	2013	1997/NA	17,401	—	13,216	—
AL/MC	Port Charlotte, FL	2013	1985/2004	16,888	—	14,250	—
AL/MC	Bradenton, FL	2013	1988/NA	16,827	—	15,128	—
IL-only	San Antonio, TX	2013	1984/NA	16,635	—	13,058	—
AL/MC	Lakeland, FL	2013	1984/NA	16,701	—	9,082	—
IL-only	Fort Gratiot, MI	2013	2001/NA	16,915	—	12,895	—
AL/MC	New Bern, NC	2013	1985/2004	15,748	—	14,141	—
IL-only	Lakewood, CO	2013	1992/NA	15,864	—	12,190	—
IL-only	Port Richey, FL	2013	1987/NA	15,947	—	12,184	—
IL-only	Topeka, KS	2013	1998/NA	15,463	—	12,094	—
IL-only	Dallas, TX	2013	2001/NA	15,478	—	12,094	—
AL/MC	Pittsburgh, PA	2013	1996/NA	15,386	—	8,250	—
IL-only	Dallas, TX	2013	1996/NA	15,137	—	11,830	—
AL/MC	Venice, FL	2013	1998/NA	15,064	—	13,572	—

SCH III-iii

NEW SENIOR INVESTMENT GROUP INC. AND SUBSIDIARIES
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2013
(dollars in thousands)

Property		Year Acquired	Year Constructed/ Renovated	Net Carrying Value		Encumbrances
Type	City, State			12/31/2013	12/31/2012	12/31/2013	12/31/2012
AL/MC	Boise, ID	2012	1997/2011	14,674	15,016	12,799	12,960
IL-only	Normal, IL	2013	1989/NA	15,441	—	11,739	—
IL-only	Pueblo, CO	2013	1985/NA	14,613	—	11,392	—
IL-only	Greeley, CO	2013	1986/NA	14,681	—	11,185	—
IL-only	Hillsboro, OR	2013	1996/NA	13,876	—	10,834	—
IL-only	Richardson, TX	2013	1996/NA	14,235	—	10,824	—
IL-only	Urbandale, IA	2013	1995/NA	13,141	—	10,316	—
IL-only	Surprise, AZ	2013	1998/NA	12,835	—	10,046	—
IL-only	Bettendorf, IA	2013	1990/NA	12,823	—	10,037	—
IL-only	Poughkeepsie, NY	2013	2001/NA	12,686	—	14,100	—
AL/MC	Fort Myers, FL	2013	1988/NA	12,280	—	10,688	—
AL/MC	Pinellas Park, FL	2013	1986/2007	11,917	—	10,735	—
IL-only	Richmond, VA	2013	1987/2008	11,951	—	8,775	—
IL-only	Clarksville, TN	2013	1993/NA	11,437	—	8,965	—
AL/MC	Bradenton, FL	2013	1973/1988	11,168	—	10,041	—
AL/MC	Brooksville, FL	2013	1960/2012	11,088	—	9,951	—
AL/MC	Sanford, FL	2013	1984/NA	10,951	—	5,549	—
IL-only	Arlington, TX	2013	1987/NA	10,522	—	8,227	—
AL/MC	Bountiful, UT	2012	1978/2000	10,185	10,171	8,819	10,024
AL/MC	Port Charlotte, FL	2013	1998/NA	10,260	—	9,240	—
IL/AL/MC	Miscellaneous investments	2012-2013	1976-2012	81,532	18,390	69,824	11,936

SCH III-iv